As filed with the Securities and Exchange Commission on August 18, 2010

Registration Statement No. 333-165554

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The Telx Group, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	4899	13-4129783
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 State Street, 21st Floor

New York, NY 10004

(212) 480-3300

(Address, including zip code, and telephone number, including area code, of Registrants’ principal executive offices)

Eric Shepcaro

Chief Executive Officer

The Telx Group, Inc.

1 State Street, 21st Floor

New York, NY 10004

(212) 480-3300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael L. Zuppone, Esquire Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6000 Facsimile: (212) 319-4090	William P. Rogers, Jr., Esquire Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000 Facsimile: (212) 474-3700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 18, 2010

             Shares

Common Stock

This is the initial public offering of shares of common stock of The Telx Group, Inc.

We are selling                      shares of our common stock and the selling stockholders are selling shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “TELX.”

See the section entitled “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to the company
Proceeds, before expenses, to the selling stockholders

The underwriters have an option to purchase a maximum of              additional shares of our common stock from us and/or the selling stockholders at the initial public offering price less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2010.

Goldman, Sachs & Co.	Deutsche Bank Securities

RBC Capital Markets

Oppenheimer & Co.	Piper Jaffray	SunTrust Robinson Humphrey

The date of this prospectus is                     , 2010.

telx | THE INTERCONNECTION COMPANY

EXPERIENCE THE POWER OF CHOICE

through the Strength of our Interconnections and Colocation Facilities

- Strategically Located Facilities in Tier 1 Markets
- Leader in Physical Interconnections
- Secure and Reliable
- Ecosystems of Customers
- Value Added Network Services
- Low Latency
- Cloud Access
- Financial Exchange Access
- Video Exchange Access

telx SAN FRANCISCO
telx SANTA CLARA
telx LOS ANGELES
telx PHOENIX
telx DALLAS
telx CHICAGO
telx ATLANTA
telx CHARLOTTE
telx NEW YORK
telx MIAMI

Telx Interconnection Area

Telx Facility

telx | THE INTERCONNECTION COMPANY

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Market data and industry statistics and forecasts used throughout this prospectus are based on independent industry publications, reports by market research firms and other published independent sources. Tier1 Research, Cisco, Gartner, The Insight Research Corporation, Vertical Systems Group, the U.S. Census and Nemertes Research are the primary sources for third-party market data and industry statistics and forecasts. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are credible, we have not independently verified the data or information obtained from these sources.

The Gartner reports described herein (the “Gartner Reports”) represent data, research opinion or viewpoints published, as part of a syndicated subscription service by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and our financial statements and related notes, before you decide whether to invest in our common stock. If you invest in our common stock, you are assuming a high degree of risk. See the section entitled “Risk Factors.” References to “we,” “our,” “our company,” “us,” “the company,” “Telx” or “The Telx Group, Inc.” refer to The Telx Group, Inc. and its consolidated subsidiaries. References to “GI Partners Funds” refer to GI Partners Fund II, L.P. and GI Partners Side Fund II, L.P., collectively and references to “GI Partners” refer to the entities that control or manage the GI Partners Funds. Unless otherwise indicated, industry data are derived from publicly available sources, which we have not independently verified.

Business Overview

Telx is a leading provider of network neutral, global interconnection and colocation solutions in the United States. Our interconnection and colocation offerings enable customers to seamlessly connect to hundreds of diverse communications networks and other enterprises. Additionally, we provide a secure and reliable environment to house customers’ mission-critical equipment and time sensitive data. We believe that our 15 facilities, located in nine tier-1 markets, are some of the most strategically positioned datacenters in the United States. These facilities are located at the primary intersections of multiple, major international and domestic fiber routes where we believe Internet and private network traffic is most concentrated and interconnection demand is highest. We believe that our average of 37 physical interconnections per customer as of June 30, 2010 gives us greater physical interconnection density than our competitors. Over the last two years, we have grown our revenues from $50.8 million in 2007 to $98.3 million in 2009, representing a compound annual growth rate of 39%, and our net losses have decreased from $36.4 million to $9.9 million over the same period. For the six months ended June 30, 2010, we had revenues of $61.2 million and net income of $3.0 million.

As a network neutral provider, we are an unbiased intermediary that provides the necessary interconnection products and related services that facilitate the exchange of communications network traffic between our customers. Customers within a Telx facility are able to connect to any other customer within the facility, including up to 300 communications service providers, depending on the facility. These interconnections effectively allow a customer to replace their existing and more expensive network alternatives. Through these interconnections, our facilities host diverse and densely populated ecosystems of communications service providers, enterprises, online media, video and content providers, and other entities. We view an ecosystem as a set of related businesses and organizations that use our facilities to exchange information with each other. For example, a financial ecosystem can consist of financial exchanges, financial clients and information exchanges that exchange large volumes of real-time financial market data. Our customers benefit from greater choice of networks, reduced network costs, improved capital budget efficiency, improved performance and access to revenue opportunities with accelerated time to market.

With 830 customers and 30,536 total physical interconnections within our facilities as of June 30, 2010, our interconnection-centric model targets customers that value the interconnection density in our secure and reliable environments. The table below is a representative list of those customers:

Communications Service Providers	Enterprises/Institutions	Online Media, Video and Content Providers	Government / Cloud / SaaS / Other
AT&T Clearwire Cogent Level 3 Communications Qwest Reliance Globalcom Sprint Switch & Data Tata Telecom Telecom Italia Verizon	ACTIV Financial Systems Emory University Hewlett Packard International Securities Exchange (ISE) University of Florida	CBS Cumulus Media Justin TV JahJah Viacom Yahoo!	iland Internet Solutions NASA (via Arcata Associates) DediPower Managed Hosting SoftLayer Technologies

We evaluate market leadership based on publicly available information for physical interconnections per customer and our experience in the industry. Based on this framework, we believe that our average of 37 physical interconnections per customer as of June 30, 2010 makes us a leading network neutral, global interconnection and colocation solutions provider in the United States. We believe that the interconnection density within our facilities can create a network effect that increases the value proposition of our products and related services. Because each additional customer added to a facility can connect to all of the other customers already in that facility, with the addition of each new customer, the potential number of interconnections in our facilities increases. We believe that this enhances our ability to both retain existing customers and attract new customers. Our 15 interconnection and colocation facilities are located in the New York Metropolitan area, the San Francisco Bay area, Los Angeles, Dallas, Chicago, Atlanta, Phoenix, Charlotte and Miami.

The global Internet datacenter market is estimated to grow at a compound annual growth rate of 19% from $9.2 billion in 2008 to $15.5 billion in 2011 according to Tier1 Research’s Internet Datacenter Global Markets Overview—2010 report. Increasing demand for our network neutral interconnection and colocation products and related services is being driven by powerful trends, including favorable datacenter supply and demand dynamics, continued growth in Internet traffic, increasing enterprise adoption of datacenter outsourcing and network based applications, continued adoption of Ethernet technologies, continued growth of Internet video, emerging computing technologies such as cloud computing, increasing demand for proximity hosting and low latency (or low time delay) networking, and increasing datacenter power and cooling requirements.

Our business is characterized by significant monthly recurring revenue, low churn (or loss of revenue), and a predictable cost structure. We generate revenue by charging our customers a recurring monthly fee for our interconnection and colocation products and related services, a one-time fee for the installation of related colocation and interconnection products, and an hourly or a subscription fee for technical support services. The combination of our recurring revenues, representing approximately 94% of our total revenue for the six months ended June 30, 2010, and our low churn provides us significant visibility into our revenue generating capabilities for the coming years. We believe our high interconnection density demonstrates an interconnection-centric business model that differentiates us from our competition. It improves our ability to maximize revenues and profitability relative to other predominately colocation-centric providers that do not have a similar level of interconnection density within a comparable physical footprint. Additionally, our interconnection-centric model improves our profitability and capital efficiency because we can add a significant number of interconnections between existing customers within our facilities without leasing additional space or incurring significant additional costs.

Our revenue growth since 2007 is primarily the result of organic growth, consisting of increasing amounts of our products and related services provided to existing and new customers. From December 31, 2007 to December 31, 2009, we grew our customer base from 495 to 763 customers representing a 24% compound annual growth rate and our total physical interconnections increased from 19,692 to 28,272 representing a 20% compound annual growth rate. Over the same period, to meet our customers’ increasing demand for our products and related services, we expanded our footprint from 370,543 gross square feet to 478,412 gross square feet representing a compound annual growth rate of 14%. At June 30, 2010, our customer base had increased to 830, total physical interconnections had increased to 30,536 and our footprint had expanded to 509,895 square feet. The growth in our facility footprint was accomplished through the addition of three new facilities and the expansion of our existing space within our other facilities. We believe that our existing customer base, products and services will continue to grow, which will enhance the ecosystems within our facilities and in turn support our ability to attract new customers.

Our Competitive Strengths

Customers typically use our products and related services because we provide them with a level of interconnection access, quality of service, reliability and flexibility that is difficult to replicate independently or with another interconnection and colocation provider. We believe that our key competitive strengths, which are described below, position us well to take advantage of the favorable trends in our industry.

Strategically Focused Footprint.    Our 15 facilities in nine tier-1 markets across the United States are located at the primary intersections of multiple, major international and domestic fiber routes where we believe Internet and private network traffic is most concentrated and interconnection demand is highest.

Industry Leader in Physical Interconnections.    As of June 30, 2010, we facilitated a total of 30,536 physical interconnections between our customers, which represent an average of 37 physical interconnections per customer. This allows our customers to achieve the seamless exchange of information across hundreds of communications service providers, enterprises, online media, video and content providers, government agencies, cloud computing providers and Software as a Service (SaaS) providers. We believe that our average of 37 physical interconnections per customer as of June 30, 2010, represents greater physical interconnection density than our peers in the United States.

Network Neutral Business Model.    We do not own or operate our own network. The ecosystems in our facilities provide our customers with the flexibility to optimize their connection partners based on their individual application and connectivity requirements. We believe this optionality provides for increased operational efficiency and reduced cost for the customer.

High Barriers to Entry.    We believe our interconnection-centric model has high barriers to entry primarily resulting from the difficulty in replicating the ecosystems that exist within our facilities and the resulting network effect that exists among our customers. Significant time and resources are required to develop these ecosystems. In addition, we believe that the buildings in which we operate are already the primary landing points and crossroads for global fiber networks and the ability to replicate this network proximity would be difficult and cost prohibitive. While significant barriers to entry exist, we believe that our experience, relationships with a critical mass of communities of interest and leading communications service providers, reputable brand, associated track record and proven business model enable us to pursue expansion opportunities more effectively than potential competitors.

Exclusive Operator of Interconnection Areas within 10 Digital Realty Trust Wholesale Datacenter Buildings.    Our relationship with Digital Realty Trust, Inc., or Digital Realty Trust, one of the leading datacenter real estate investment trusts, generally provides us with the exclusive ability to operate the interconnection areas in 10 tier-1 wholesale datacenter buildings across the United States.

Engineering and Operational Excellence.    Our facilities provide the structural integrity and redundant power and cooling infrastructure required for a secure, reliable and effective networking and computing environment. Since 2003, we have provided our customers with over 99.999% uptime on our overall power and cooling systems. Based on our industry experience and customer feedback, we believe that we also offer best-in-class installation and technical support services that enhance networking opportunities and maximum exposure to the global communications marketplace.

Our Strategy

Our goal is to expand our leadership position in network neutral, global interconnection and colocation products and related services. Our strategy for accomplishing this goal includes the key elements described below.

Continue to Expand our Relationships with Existing Customers.    We will continue to offer our existing customers best-in-class interconnection and colocation products and related services to meet their growing requirements. Over 70% of our revenue growth during 2008 and 2009 resulted from revenues from existing customers. 84% of our revenue growth for the six months ended June 30, 2010 resulted from revenues from existing customers. We will strive to continue to provide the quality of service and interconnections that have resulted in low average monthly churn of 0.8% and 0.6%, respectively, during 2008 and 2009. Our average monthly churn was 0.8% for the six months ended June 30, 2010.

Continue to Acquire Profitable New Customers.    We recognize the ability of additional customers to enhance the value proposition of our interconnection ecosystems. We will continue to target and develop relationships with customers that will benefit most from their inclusion in a Telx ecosystem and that will increase the value proposition to our other customers due to their expected demand for interconnection. We intend to continue to price our products and services at a level that reflects both the market demand for our products and related services, as well as our short and long term profitability goals and return on invested capital expectations.

Further Penetrate Attractive Industry Sectors.    A substantial portion of our revenue is derived from communications service providers that require the high level of interconnections we offer. Revenue from other industry sectors, however, has grown from an annualized rate of 15% of our revenues in December 2007 to an annualized rate of 24% in December 2009 and, for the six months ended June 30, 2010 these other sectors represented 25% of our revenues. The enterprise, online media, video and content provider, government, cloud computing provider and SaaS provider industry sectors have grown significantly within the ecosystems that exist within our facilities and provide attractive opportunities for further ecosystems development and growth. We also believe other industry sectors, such as healthcare, will provide additional long-term opportunities for ecosystems development and growth. We intend to continue to focus our efforts to further penetrate these sectors.

Increase Network Densities.    As our network densities increase, our customer value proposition increases. As an interconnection-centric company, we aim to continuously increase the number of interconnections we facilitate. We will continue to focus our sales, marketing, technology and facilities efforts accordingly.

Selective Product and Services Expansion.    We intend to continually develop our interconnection and colocation offerings and introduce new products and related services to meet our customers’ needs. Product and services launched during 2009 included the Telx Video Exchange and our Managed Security Services offerings. In June 2010, we announced an Ethernet Exchange product that allows service providers and enterprises to seamlessly interconnect their Ethernet networks.

Selective Expansion in Existing and New Markets.    As we grow our business, we aim to grow efficiently by increasing our gross square footage to satisfy the demand for our products and related services in existing facilities and by selectively identifying domestic and international opportunities for expansion into new markets. We only begin new expansions once we have identified customers and we have the capital to fully fund the build out. Our expansions are done in phases in order to manage the timing and scale of our capital expenditure obligations, reduce risk and improve our return on capital.

Pursue Selective Acquisitions.    We believe our industry has favorable consolidation characteristics and we expect this trend to continue in the foreseeable future. Given the limited availability of interconnection and colocation facilities within tier-1 markets, acquisitions of existing businesses may provide a cost-effective method of increasing network densities, expanding our customer base and broadening our geographic footprint. We intend to pursue attractive opportunities as they arise.

Summary Risk Factors

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties summarized below, the risks described under “Risk Factors,” the other information contained in this prospectus and our consolidated financial statements and the related notes before you decide whether to invest in our common stock.

•	We have incurred substantial losses in the past and may continue to incur losses in the future.

•	Our operating results have fluctuated historically and could continue to fluctuate in the future, which could affect our ability to maintain our current market position or expand.

•

In the past, significant deficiencies and material weaknesses in our internal control over financial reporting have been identified. If new material weaknesses arise or if we fail to maintain proper and effective internal controls going forward, our ability to produce accurate and timely financial statements could be impaired, which could adversely affect our business, operating results and financial condition.

•

Our ability to maximize the utilization of our facilities is limited by the availability and cost of sufficient electrical power and cooling capacity, which may result in our inability to accept new customers at our facilities. This could lead to a decline in our revenue growth and may cause us to incur additional costs to increase the power supply, increase cooling capacity or acquire space at an additional facility.

•	We are dependent upon third-party suppliers for power and certain other services, and we are vulnerable to service failures of our third-party suppliers and to price increases by such suppliers.

•	We are continuing to invest in our expansion efforts, but we may not experience sufficient customer demand in the future to realize expected returns on these investments.

•	Changes in technology could adversely affect our business.

•	Our success largely depends upon retaining the services of our management team.

•

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, or at all.

Recent Developments

On June 17, 2010, we and certain of our subsidiaries entered into a senior secured credit facility, consisting of a $150.0 million term loan and a $25.0 million revolving facility, which we refer to herein as the New Credit Facility. The term loan matures on June 17, 2015 and the revolving loan matures on June 17, 2014. The New Credit Facility is guaranteed by all of our current subsidiaries, and certain of our subsidiaries that we may acquire or create in the future, and is secured by substantially all of our and such subsidiary guarantors’ assets. The non-default interest rates for the loans under the New Credit Facility are determined by reference to either LIBOR plus 6.00% or, at our election, a prime-based rate plus 5.00%. These margins are subject to increase in certain circumstances as set forth in the credit agreement. The margin increases will terminate, to the extent they occur, if our senior secured leverage ratio drops below a threshold set forth in the credit agreement or once all of our leasehold mortgages with Digital Realty Trust have been obtained. The credit agreement provides for a floor of 2.00% for LIBOR and a floor of 3.00% for loans based on the prime rate.

We used $138.1 million of the proceeds of the term loan to repay indebtedness outstanding under our prior credit agreement with CIT Lending Services Corporation and loans associated with our ownership of a facility in Atlanta, Georgia, other minor indebtedness, and to pay the fees and expenses of the transaction, and we used an additional $1.1 million of proceeds to pay accrued interest on repaid indebtedness. We intend to use the remaining proceeds from the borrowings to fulfill our and our subsidiaries’ working capital requirements and for general corporate purposes. We did not draw upon the revolving facility at closing, but when or if we do so, such proceeds will be used to fulfill our and our subsidiaries’ working capital requirements and for general corporate purposes.

Corporate Information

We were incorporated on August 3, 2000 as a Delaware corporation. We currently conduct certain operations through our wholly owned subsidiaries. We are headquartered in New York, New York. Our principal executive offices are located at 1 State Street, 21st Floor, New York, New York 10004 and our telephone number at this location is (212) 480-3300. Our website address is www.telx.com. Information included or referred to on, or otherwise accessible through, our website is not intended to form a part of or be incorporated by reference into this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	shares

Use of proceeds	We intend to use the net proceeds of this offering for capital expenditures, working capital and general corporate purposes. We may also use a portion of the net proceeds to finance growth through the acquisition of, or investment into, businesses, products, services or technologies complementary to our current business. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See the section entitled “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	TELX

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of                     , 2010, after giving effect to the conversion of all of our outstanding shares of preferred stock into shares of common stock; and excludes:

•	116,297 shares of common stock issuable upon the exercise of options outstanding as of August 3, 2010, having a weighted average exercise price of $33.94 per share;

•	8,096 shares of common stock reserved for issuance under our equity incentive plans as of August 3, 2010; and

•	1,000 shares issuable upon the exercise of warrants outstanding as of August 1, 2010, having an exercise price of $40.00 per share.

Assumptions Used in This Prospectus

Except as otherwise indicated, all information contained in this prospectus assumes:

•	an offering price of $ per share of common stock, which is the mid-point of the range set forth on the cover of this prospectus;

•	the underwriters do not exercise their option to purchase up to an additional shares of our common stock from us and/or the selling stockholders;

•	the conversion of all outstanding shares of our preferred stock into an aggregate of shares of common stock immediately prior to the closing of this offering;

•	a for stock split of our outstanding capital stock that was effected on , 2010;

•	the filing of our amended and restated certificate of incorporation upon the completion of this offering; and

•	our issuance of shares of common stock in this offering.

Summary Consolidated Financial Data

The following summary consolidated financial data for the fiscal years ended December 31, 2009, 2008 and 2007 are derived from our audited financial statements. Summary consolidated financial data for the six months ended June 30, 2010 and 2009 are derived from our unaudited financial statements. You should read this data together with our audited financial statements and related notes included elsewhere in this prospectus and the information under the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(in thousands, except share and per share data)
	(unaudited)
Statement of Operations Data:(1)(2)(3)(4)
Revenues	$61,219	$45,641	$98,335	$70,038	$50,762
Operating expenses	52,131	49,755	99,937	93,332	78,063

Operating income (loss)	9,088	(4,114)	(1,602)	(23,294)	(27,301)
Interest income	127	169	374	396	612
Interest expense	(5,334)	(3,229)	(7,221)	(7,380)	(9,769)
Other expense	—	(40)	(12)	(330)	(739)

Income (loss) from operations before income taxes	3,881	(7,214)	(8,461)	(30,608)	(37,197)
Income tax benefit (expense)	(874)	(1,243)	(1,458)	(772)	811

Net income (loss)	3,007	(8,457)	$(9,919)	$(31,380)	$(36,386)
Less: preferred dividends	(13,053)	(11,825)	(24,452)	(21,743)	(17,676)

Net loss available for common stockholders	$(10,046)	$(20,282)	$(34,371)	$(53,123)	$(54,062)

Net loss per common share	$(14,229)	$(52,818)	$(63,066)	$(290,290)	$(540,620)

Weighted average common shares outstanding	706	384	545	183	100

(1) Includes stock-based compensation expense of:	$823	$570	$1,179	$919	$379
(2) Includes depreciation and amortization expense of:	$5,034	$13,076	$21,686	$32,256	$31,560
(3) Includes non-cash rent of:	$4,650	$3,598	$7,953	$6,720	$5,373
(4) Includes non-cash compensation expense for executive loan forgiveness of:	$414	$—	$—	$—	$—

Adjusted EBITDA Reconciliation

We use a non-GAAP financial metric that we call Adjusted EBITDA to track, analyze and understand our financial performance, which we define as operating income from continuing operations, plus depreciation and amortization, stock-based compensation expense and other non-cash items such as deferred rent (income)/expense. We believe that Adjusted EBITDA is a helpful metric for the following reasons:

•	As a measurement of operating performance, it assists management in comparing our operating results for various periods, since it removes the impact of items not directly resulting from operations;

•	For planning purposes, we use it to help prepare our internal operating budgets;

•	It allows us to establish targets for certain management compensation that relate to the results of our operations, avoiding the impact of items not directly resulting from operations; and

•	It allows us to effectively evaluate our capacity to incur and service debt, fund capital expenditures and expand our business.

The following is a reconciliation of our net income (loss) for the six months ended June 30, 2010 and 2009, and the years ended December 31, 2009, 2008 and 2007 to Adjusted EBITDA.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(in thousands)
	(unaudited)
Net income (loss)	$3,007	$(8,457)	$(9,919)	$(31,380)	$(36,386)
Interest expense, net	5,207	3,060	6,847	6,984	9,157
Other expense	—	40	12	330	739
Income tax expense (benefit)	874	1,243	1,458	772	(811)
Non-cash rent expense (1)	4,650	3,598	7,953	6,720	5,373
Depreciation and amortization expense	5,034	13,076	21,686	32,256	31,560
Non-cash compensation expense (2)	1,237	570	1,179	919	379

Adjusted EBITDA	$20,009	$13,130	$29,216	$16,601	$10,011

(1)	Non-cash rent expense includes deferred rent expense and non-cash rent expense related to a stock option granted to a landlord. Deferred rent expense represents the non-cash component of rent expense required by GAAP to reflect the total escalating rent payments under our long-term leases as a straight-line expense each period over the estimated term of the lease.
(2)	Non-cash compensation expense includes the non-cash component of compensation expense related to our equity incentive plans and in the first quarter of 2010, the non-cash compensation related to executive loan forgiveness of $414.

Our Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. In addition, Adjusted EBITDA: (a) does not represent net income or cash flows from operating activities as defined by U.S. generally accepted accounting principles, or GAAP; (b) is not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as an alternative to net income, operating income, cash flows from operating activities or other financial information as determined under GAAP.

We prepare Adjusted EBITDA by adjusting net loss to eliminate the impact of a number of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to net loss. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the financial and other information contained in this prospectus, including our consolidated financial statements and related notes. Any of the following risks as well as other risks and uncertainties discussed in this prospectus could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties of which we are unaware, or that are currently deemed immaterial by us, also may become important factors that affect us.

Risks Related to Our Business and Industry

We have incurred substantial losses in the past and may continue to incur losses in the future.

Although we had net income of $3.0 million for the six months ended June 30, 2010, for the years ended December 31, 2009, 2008 and 2007, we incurred net losses of approximately $9.9 million, $31.4 million and $36.4 million, respectively. As of June 30, 2010, we had an accumulated deficit of $81.3 million. Going forward, there can be no guarantee that we will sustain or increase profitability. Our ability to sustain or increase profitability is dependent upon a number of risks and uncertainties discussed below, many of which are beyond our control. Given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our operating results have fluctuated historically and could continue to fluctuate in the future, which could affect our ability to maintain our current market position or expand.

Our operating results have fluctuated in the past and may continue to fluctuate in the future as a result of a variety of factors, many of which are beyond our control, including the following:

•	changes in general economic conditions and specific market conditions in the telecommunications and Internet-related industries;

•	demand for interconnection and colocation products and services in general or at our facilities in particular;

•	competition from other suppliers of the products and services we offer;

•	timing and magnitude of operating expenses, capital expenditures and expenses related to sales and marketing, including expenses incurred as a result of expansions and acquisitions, if any;

•	cost and availability of power and cooling capacity;

•	cost and availability of additional space inventory either through lease or acquisition in our target markets;

•	our acquisition of additional facilities;

•	mix of our current products and services;

•	financial condition and credit risk of our customers; and

•	our access to capital and ability to fund capital expenditure projects.

Any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition. Although we have experienced growth in revenues in recent quarters, this growth rate is not necessarily indicative of future operating results. A relatively large portion of our expenses are fixed in the short-term, particularly with respect to lease and personnel expenses, depreciation and amortization expenses, and interest expense. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. Comparisons to prior periods should not be relied upon as indications of our future performance.

In the past, significant deficiencies and material weaknesses in our internal control over financial reporting have been identified. If new material weaknesses arise or if we fail to maintain proper and effective internal controls going forward, our ability to produce accurate and timely financial statements could be impaired, which could adversely affect our business, operating results, and financial condition.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2008, our independent registered public accounting firm did not identify any material weaknesses but did identify two significant deficiencies in our internal controls relating to an inadequate system of internal controls during 2008 in certain processes and several deficiencies related to information technology, or IT, processes, controls and documentation. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In connection with the audit of our consolidated statements as of and for the year ended December 31, 2007, our independent registered public accounting firm identified a deficiency that constituted a material weakness in our internal control over financial reporting for the year ended and as of December 31, 2007. This material weakness related to an inadequate system of internal controls during the first half of 2007 (as we documented a comprehensive set of accounting policies and procedures in the second half of the year) and several control deficiencies related to IT processes, controls and documentation. A material weakness is a deficiency or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit of our consolidated financial statements as of December 31, 2006 and for the periods from January 1 to October 3, 2006 and October 4 to December 31, 2006, our independent registered public accounting firm identified two control deficiencies that represented material weaknesses in our internal control over financial reporting for such periods. These material weaknesses related to insufficient technical resources in accounting, financial reporting and income taxes and an inadequate system of internal controls including a lack of a comprehensive set of accounting policies and procedures and several deficiencies related to IT processes, controls and documentation. Because of these material weaknesses, there is heightened risk that a material misstatement of our financial statements as of and for the periods ended December 31, 2007 and December 31, 2006 was not prevented or detected.

We have taken steps to remediate our material weaknesses and significant deficiencies. However, there are no assurances that the measures we have taken to remediate these internal control weaknesses were completely effective or that similar weaknesses will not recur. Additionally, as part of our ongoing efforts to improve our financial accounting organization and processes, from 2007 to the present we have hired several senior accounting personnel. We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify.

No material weaknesses or significant deficiencies were identified for the year ended December 31, 2009, and, accordingly, we believe that our remediation efforts were successful. However, we did not perform an assessment of our internal controls over financial reporting nor did our auditors perform an audit over our internal controls over financial reporting; we therefore cannot assure you that these or other similar issues will not arise in future periods. We anticipate that we will next evaluate our internal control over financial reporting in connection with management’s preparation of our financial statements for the year ended December 31, 2010. Although an evaluation of internal controls will only be performed at year end, we will review internal controls in connection with our quarterly reporting.

Our ability to maximize the utilization of our facilities is limited by the availability and cost of sufficient electrical power and cooling capacity, which may result in our inability to accept new customers at our facilities. This could lead to a decline in our revenue growth and may cause us to incur additional costs to increase the power supply, increase cooling capacity or acquire space at an additional facility.

The availability of an adequate supply of electrical power and cooling capacity, and the infrastructure to deliver that power and cooling, is critical to our ability to provide our products and services. Even though physical space may be available in a facility, the demand for electrical power may exceed our designed capacity. We may be unable to meet the increasing power and cooling needs of our customers if our customer mix does not match our expectations or our customers further increase their use of high density electrical power equipment. In addition, the amount of sellable space within our facilities is reduced to the extent that we house generators and batteries to provide back-up power. Further, certain of the leases for our facilities also contain provisions that limit the supply of electrical power and cooling capacity to such facilities, as a result of which our ability to reach full utilization may be constrained in these facilities. If the availability of power and cooling capacity limits our ability to fully utilize the space within our facilities, we may be unable to accept new customers at our facilities and our revenue growth will decline. We also may incur additional costs to increase the power supply and/or cooling capacity or acquire space at an additional facility, which could increase our losses, or reduce our ability to become profitable.

We are dependent upon third-party suppliers for power and certain other services, and we are vulnerable to service failures of our third-party suppliers and to price increases by such suppliers.

We rely on third parties to provide power, and we cannot ensure that these third parties will deliver such power in adequate quantities or on a consistent basis. If the amount of power available to us is inadequate to support our customer requirements or delivery of power does not occur in a timely manner, we may be unable to provide our services to our customers and our operating results and cash flow may be materially and adversely affected. In addition, our facilities are susceptible to power shortages and planned or unplanned power outages caused by these shortages such as those that occurred in California in 2001, in New York City and the Northeast in 2003 and in Miami in 2005. We attempt to limit exposure to power shortages by using backup generators and batteries. Power outages, which may last beyond our backup and alternative power arrangements, would harm our customers and our business. Although we have maintained power availability in excess of the Tier 4 fault tolerant standards resulting in aggregate availability in excess of 99.999% across our facilities since 2003, a limited number of our customers have experienced temporary losses of power, for which we generally provided credits against future invoices. We could incur similar or other financial obligations or be subject to lawsuits by our customers in connection with a loss of power. In addition, any loss of services or equipment damage could reduce the confidence of our customers in our products and services and could consequently impair our ability to attract and retain customers, which would adversely affect both our ability to generate revenues and our operating results.

We are dependent upon third-party suppliers for the resale of Internet access and other services, and we have no control over the quality and reliability of the services provided by these suppliers. In the past, some of these providers have experienced significant system failures. Users of our products and services may in the future experience difficulties due to service failures unrelated to our systems, products and services. If for any reason these suppliers fail to provide certain services to us, our business, financial condition and results of operations could be adversely affected.

While most of our facilities operate in regulated energy markets, power costs increase from time to time. We generally have the option to pass along increases in the cost of power to our customers, but we may choose not to do so for a variety of operating reasons. To the extent that we do not pass these costs along, or that we delay in passing them along, we will pay higher energy prices, increasing our operating costs and depressing our margins. In addition, even if we do pass these power costs along, we will effectively increase the price for our products and services, which could reduce overall demand for our products and services.

The high utilization of our facilities may limit our ability to grow in certain key markets, and we may be unable to expand our existing facilities or locate and secure suitable sites for additional facilities.

Our facilities have reached high rates of utilization in many of our key markets. Our ability to meet the growing needs of our existing customers and to attract new customers in these key markets depends on our ability to add additional capacity by incrementally expanding our existing facilities or by locating and securing additional facilities in these markets that meet specific infrastructure requirements such as access to multiple communications service providers, a significant supply of electrical power and sufficient cooling capacity, high ceilings and the ability to sustain heavy floor loading. In many markets, the supply of facilities with these characteristics is limited and subject to high demand. If we are unable to expand our facilities in a timely and cost-effective manner, or to locate facilities with characteristics similar to our current facilities, our revenue growth will decline, and we may not achieve profitability.

We are continuing to invest in our expansion efforts, but we may not experience sufficient customer demand in the future to realize expected returns on these investments.

We expect to acquire or lease additional properties, and potentially may construct new facilities. If successful, we will be required to commit substantial operational and financial resources to these facilities, generally up to 12 months in advance of securing customer contracts, and we may not experience sufficient customer demand in those markets in which we choose to expand to support these facilities once they are built. In addition, unanticipated technological changes could affect customer requirements, and we may not have built such requirements into our new facilities. Any of these contingencies, if they were to occur, could make it difficult for us to realize expected or reasonable returns on these investments and could have a material adverse effect on our operating results.

Moreover, there can be no assurance that we will be able to successfully integrate these new facilities. Specific challenges we have encountered in such prior acquisitions include the following:

•	occasional unexpected additional capital expenditures to improve the condition of the acquired equipment so as to achieve the desired level of quality of service;

•	the need to create and maintain uniform policies, procedures and controls; and

•	the necessary internal corporate skill-sets to properly manage our expanded customer base.

Acquiring or leasing additional properties (including the construction of new facilities) may expose us to the challenges set forth above and other risks such as:

•	the diversion of senior management’s attention from daily operations to the negotiation of transactions and integration of such properties;

•	the inability to achieve projected synergies;

•	the possible loss or reduction in value of acquired properties;

•	the possible loss of key personnel; and

•	the assumption of undisclosed liabilities.

The failure to successfully integrate such new properties could have a material adverse effect on our business, results of operations and financial condition. Successful integration will depend on our ability to manage acquired operations, realize revenue growth from an expanded customer base and eliminate duplicative and excess costs, among other factors.

Our construction of additional facilities could involve significant risks to our business.

Construction involves substantial planning and allocation of company resources. Construction also requires us to carefully select and rely on the experience of one or more general contractors and associated subcontractors during the construction process. Should a general contractor or significant subcontractor experience financial or other problems during the construction process, we could experience significant delays, increased costs to complete the project and other negative impacts to our expected returns.

In the event we decide to construct new facilities separate from our existing facilities, we may provide services to interconnect these two facilities. Should these services not provide the necessary reliability to sustain service, this could result in lower interconnection revenue, lower margins and could have a negative impact on customer retention over time.

If we are unable to manage our growth effectively, our financial results could suffer.

We have increased our number of full-time employees from 103 as of December 31, 2007 to 163 as of December 31, 2009 and have increased our revenue from $50.8 million in 2007 to $98.3 million in 2009. Further, we intend to continue to expand our overall business, customer base, headcount, and operations, domestically and possibly internationally. Creating a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our operating and financial system capabilities and controls. If our information systems are unable to support the demands placed on them by our rapid growth, we may be forced to implement new systems which would be disruptive to our business. We may be unable to manage our expenses effectively in the future due to the expenses associated with these expansions, which may negatively impact our gross margins or operating expenses. If we fail to improve our operational systems or to expand our customer service capabilities to keep pace with the growth of our business, we could experience customer dissatisfaction, cost inefficiencies, and lost revenue opportunities, which may materially and adversely affect our operating results.

We lease all but one of our facilities, and the termination or non-renewal of leases poses significant risk to our ongoing operations.

We only own one of our facilities (Atlanta), and operate the rest of them pursuant to commercial leasing arrangements. The initial terms of such leases expire over a period ranging from 2022 to 2050. We would incur significant costs if we were forced to vacate one of our facilities due to the high costs of relocating the equipment in our facilities and installing the necessary infrastructure in a new facility. In addition, if we were forced to vacate a facility, we could lose customers that chose our products and services based on our location. Our landlords could attempt to evict us for reasons beyond our control. Further, we may be unable to maintain good working relationships with our landlords, which would adversely affect our customer service and could result in the loss of current customers.

In addition, our business would be harmed by our inability to renew leases at favorable terms. Most of our leases provide two ten-year renewal options with rents set at then-prevailing market rates. We expect that the then-prevailing market rates will be higher than present rates. To maintain the operating profitability associated with our present cost structure, we must increase revenues within existing facilities to offset the anticipated increase in lease payments at the end of the original and renewal terms. Failure to increase revenue sufficiently to offset these projected higher costs would adversely impact our operating income.

The majority of our leases are with a single landlord, Digital Realty Trust, which makes us more vulnerable than if our leases were diversified. In addition, a significant portion of our revenue is generated by interconnection products and services we provide to customers located in Digital Realty Trust facilities, which we may lose if contractual arrangements we have with Digital Realty Trust are terminated or our rights under such contracts are impaired.

Ten of our 14 leased facilities are leased to us by a single landlord, Digital Realty Trust, representing approximately 30% of our total facility space. The initial terms of these Digital Realty Trust leases expire in 2026, and we have options to extend them through 2046. The terms of all these leases with Digital Realty Trust are generally similar. In the event that we are unable to come to agreement with Digital Realty Trust regarding the renewal of these leases, or come to a disagreement regarding our rights and obligations under these agreements, a significant portion of our available inventory may be impaired or lost.

Subject to certain exceptions, we have the general right to exclusively operate the interconnection areas at ten Digital Realty Trust facilities. Although we lease space from Digital Realty Trust (which we then license to our customers) in such facilities, due to our exclusivity arrangement with Digital Realty Trust, a significant number of companies that lease space from Digital Realty Trust directly make their interconnections in our interconnection areas. The revenue generated by the interconnections in such interconnection areas represents a significant portion of our overall revenue. If we were to lose the right to operate these interconnection areas in the future, we may also lose the revenue associated with the interconnections in such interconnection areas, and our business could suffer as a result.

If our contracts with our customers are not renewed or are terminated, our business could be substantially harmed.

Our customer contracts typically have terms of one to three years. Our customers may not elect to renew these contracts. Furthermore, our customer contracts are terminable for cause if we breach a material provision of the contract, including the failure to provide power or connectivity for extended periods of time, or if we violate applicable laws or regulations. We may face increased competition and pricing pressure as our customer contracts become subject to renewal. Our customers may negotiate renewal of their contracts at lower rates, for fewer products and services or for shorter terms. In addition, if we lose one customer, others may elect not to renew their contracts to the extent that such other customers depend substantially on interconnection with the lost customer. If we are unable to successfully renew our customer contracts on their current terms, or if our customer contracts are terminated, our business could suffer.

Any failure of our physical infrastructure or our products and services, or failure to meet performance standards under our service level agreements, could result in our customers terminating their relationship with us and could lead to significant costs and disruptions that could reduce our revenues, harm our business reputation and have a material adverse effect on our financial results.

Our business depends on providing customers with highly reliable products and services. The products and services we provide are subject to failure resulting from numerous factors, including:

•	human error;

•	power loss;

•	improper building maintenance by the landlords of the buildings in which our facilities are located;

•	physical or electronic security breaches;

•	fire, earthquake, hurricane, flood and other natural disasters;

•	water damage;

•	the effect of war, terrorism and any related conflicts or similar events worldwide; and

•	sabotage and vandalism.

Problems at one or more of our facilities, whether or not within our control, could result in service interruptions or equipment damage. We have service level agreements with substantially all of our customers in which we provide various guarantees regarding our levels of service. We may have difficulty meeting these levels of service if we experience service interruptions. Service interruptions or equipment damage in our facilities could result in credits for service interruptions to these customers. We have at times in the past given credits to our customers against future invoices as a result of service interruptions due to equipment failures. We cannot assure you that our customers will accept these credits as compensation in the future. In addition, our inability to meet our service level commitments may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenues and negatively impact our operating results. Also, service interruptions and equipment failures could result in lost profits or other indirect or consequential damages to our customers and may expose us to additional legal liability and impair our brand image. We depend on our landlords and other third-party providers to properly maintain the buildings in which our facilities are located. Improper maintenance by such landlords and third parties increase the risk of service interruptions and equipment damage.

Additionally, certain of our facilities, including those in New York, California, Florida and Texas, are located in areas particularly susceptible to terrorist activity and natural disasters such as earthquakes, hurricanes and tornadoes. The occurrence of any terrorist activity or natural disaster could shut down one or more of our facilities and result in a material adverse effect upon our results of operations. Moreover, we may not have adequate property or liability insurance to cover catastrophic events.

We may not be able to compete successfully against current and future competitors. If we fail to differentiate our facilities and products and services from those of our competitors, we may not be able to compete successfully and our business and results of operations may be adversely affected.

We compete with network neutral interconnection and colocation service providers and other service providers, including U.S.-based communications service providers, Internet service providers, managed service providers and web hosting companies. Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than us, and some have a greater presence in our markets and in other markets across the United States and around the world. Because of their greater financial resources, some of our competitors have the ability to adopt aggressive pricing policies. As a result, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, most of these competitors currently offer interconnection and colocation products and services in the same markets and buildings where we have facilities, and other competitors may start doing so in the future. Some of these competitors may also provide our current and potential customers with additional benefits and may do so in a manner that is more attractive to our potential customers than our products and services. These competitors may be able to provide bundled interconnection and colocation products and services at prices lower than our cost structure allows. If, as a result of such efficiencies, these competitors are able to adopt aggressive pricing policies for interconnection and colocation products and services, our ability to generate revenues would be materially and adversely affected.

In addition, our competitors may operate more successfully or form alliances to acquire significant market share. Once businesses locate their networking and computing equipment in competitors’ facilities, it may be extremely difficult to convince them to relocate to our facilities. Furthermore, a business that has already invested substantial resources in such arrangements may be reluctant or slow to replace or limit its existing services by becoming our customer. Finally, we may also experience competition from our landlords. Rather than leasing available space in our buildings to us or other large single tenants, they may decide to convert the space instead to smaller units designed for multi-tenant interconnection and colocation use. Landlords may enjoy a cost advantage in providing products and services similar to those provided by us, and this could also reduce the amount of space available to us for expansion in the future.

We depend upon a limited number of communications service providers in certain of our facilities, and the loss of one or more of these providers in those facilities could adversely affect our business.

Because we do not own or operate our own network, we depend upon communications service providers to interconnect and/or colocate as customers in our facilities and contribute to the network density that attracts our other customers. In some of our smaller markets, we have agreements with only a limited number of communications service providers. In these smaller market facilities, we expect that we will continue to rely upon a limited number of communications service provider customers to maintain network density within those facilities. Our agreements with these customers are generally for one to three year terms (if not renewed). A loss of one or more of these providers could have a material and adverse effect on the operations of one or more of our smaller facilities.

We may make acquisitions of complementary businesses, customers, products or service lines or technologies, and such acquisitions may pose integration and other risks that could harm our business.

We may acquire complementary businesses, product or service lines and technologies in the future as we did in March 2007 when we acquired certain assets owned by NYC Connect, LLC. There can be no assurance that we will be able to successfully integrate any such acquisitions. To finance these acquisitions, we may incur additional debt and issue additional shares of our stock, which will dilute existing stockholders’ ownership interests in us, and such debt may adversely affect our business and operations.

Specific challenges we have encountered in our acquisition of certain assets owned by NYC Connect, LLC include the following:

•	occasional unexpected additional capital expenditures to improve the condition of the acquired equipment so as to achieve the desired level of quality of service;

•	creating and maintaining uniform policies, procedures and controls; and

•	building the necessary internal corporate skill-sets to properly manage our expanded customer base.

Future acquisitions may expose us to the challenges set forth above and other risks such as:

•

Certain financial risks, including, but not limited to (i) the payment of a purchase price that exceeds the future value that we may realize from the acquired operations and businesses; (ii) an increase in our expenses and working capital requirements, which could reduce our return on invested capital; (iii) potential known and unknown liabilities of the acquired businesses; (iv) costs associated with integrating acquired businesses, operations, or technologies; (v) the incurrence of additional debt; and (vi) possible adverse tax and accounting effects.

•

Operating risks, including, but not limited to (i) the diversion of management’s attention to the assimilation of the businesses, operations, or technologies to be acquired; (ii) the risk that the acquired businesses, operations, or technologies will fail to maintain the quality of services that we have historically provided; (iii) the need to implement financial and other systems; (iv) the need to maintain customer, supplier or other favorable business relationships of acquired operations and restructure or terminate unfavorable relationships; and (v) the potential for deficiencies in internal controls of the acquired operations.

The failure to successfully integrate acquired businesses, customers, products, service lines or technologies could have a material adverse effect on our business, results of operations and financial condition. Successful integration will depend on our ability to manage acquired operations, realize revenue growth from an expanded customer base and eliminate duplicative and excess costs, among other factors.

Our products and services have a sales cycle that may have a material adverse effect on our business, financial condition and results of operations. The sales cycle may lengthen due to the current macroeconomic environment.

A customer’s decision to license cabinet or cage space in one of our facilities and to purchase interconnection products typically involves a significant commitment of our time and resources. Many customers are reluctant to commit to purchasing our interconnection and colocation products and services until they are confident that our facility has adequate available communications service provider connections and network density. As a result, we may experience a longer than average sales cycle for our products and services. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer that does not generate revenue. Delays due to the length of our sales cycle or costs incurred that do not result in sales may have a material adverse effect on our business, financial condition and results of operations.

Our success largely depends upon retaining the services of our management team.

We are highly dependent on our management team. We expect that our continued success and future growth will largely depend upon the efforts and abilities of members of our management team. The loss of services of any key executive, including Eric Shepcaro, our Chief Executive Officer, Christopher W. Downie, our President, Chief Financial Officer and Treasurer, William Kolman, our Executive Vice President, Sales, Michael Terlizzi, our Executive Vice President, Operations, and J. Todd Raymond, our Senior Vice President, Facility Acquisition, for any reason could have a material adverse effect upon us. Our success also depends upon our ability to identify, develop and retain qualified employees. The loss of some of our management and other employees could have a material adverse effect on our operations. We do not maintain key man insurance on any members of our management team.

Government regulation of dark fiber is largely unsettled, and depending on its evolution, may adversely affect our business. In addition, we may add new products or services that may be subject to regulation.

The telecommunications industry is currently undergoing a transformation as it moves from a traditional dedicated circuit network architecture to a design where all forms of traffic—voice, video, and information—are transmitted as digital bits over IP-based networks. With the advent of these digital data transmissions and the growth of the Internet, data networks are becoming the networks over which all communications services can be offered. Determining the appropriate regulatory framework for these data networks is one of the most significant challenges facing federal and state telecommunication policy makers. As a result of this fundamental shift in the telecommunications industry’s underlying technology, various laws and governmental regulations at the federal, state and local level in the U.S. and in Canada, governing IP-based services, related communications services and information technologies remain largely unsettled.

Although we do not offer telecommunications services on a common carrier basis, there is a risk that we will become subject to regulation. For example, the Federal Communications Commission, or the FCC, has not yet made a final determination of its intent or ability to regulate the provision and sale of so-called “dark fiber,” which we use to connect certain of our facilities, such as our facilities in New York and New Jersey, and offer to our customers for use as part of the larger Telx product and service offerings. The FCC presently considers dark fiber to be a “network element” and not a “telecommunications service” regulated by the FCC. We currently do not believe that we are subject to regulation due to our use of dark fiber in the interconnection between certain of our facilities, although we cannot be certain that the FCC would adopt this position. Additionally, the FCC may change its position in the future. Further, we intend to continue to expand our offerings of products and services. Certain of our new products, or components thereof, such as our new Ethernet Exchange product, may be subject to regulation by the FCC. Although we currently do not anticipate that any regulation will be material to our business, we cannot assure you that this will be the case in the future.

Due to changing technology and applications of that technology, it is uncertain whether and how existing laws or regulations or new laws or regulations will be applied by the FCC and other regulatory bodies in the future to other currently unregulated products and services we offer, or to new products or services that we may offer in the future. Future regulatory, judicial and legislative changes may have a material adverse effect on our ability to deliver products and services within various jurisdictions.

We may not be able to continue to add new customers and increase sales to our existing customers, which could adversely affect our operating results.

Our growth is dependent on our ability to continue to attract new customers while retaining and expanding our products and services to existing customers. Growth in the demand for our products and services may be inhibited and we may be unable to sustain growth in our customer base, for a number of reasons, such as:

•	our inability to market our products and services in a cost-effective manner to new customers;

•	the inability of our customers to differentiate our products and services from those of our competitors or our inability to effectively communicate such distinctions;

•	our inability to successfully communicate to businesses the benefits of our products and services;

•	our inability to expand our sales to existing customers;

•	our inability to penetrate international markets;

•	our inability to strengthen awareness to our brand; and

•	reliability, quality or compatibility problems with our products and services.

A substantial amount of our past revenue growth was derived from purchases of additional interconnection and colocation products and services by existing customers. Our costs associated with increasing revenue from existing customers are generally lower than costs associated with generating revenue from new customers. Therefore, a reduction in the rate of revenue increase from our existing customers, even if offset by an increase in revenue from new customers, could reduce our operating margins.

Any failure by us to continue attracting new customers or grow our revenue from existing customers could have a material adverse effect on our operating results.

Our brand is not as well known as that of some of our competitors. Failure to develop and maintain brand recognition could harm our ability to compete effectively.

Many of our competitors are large companies that promote their brands with significantly larger budgets than we have for brand promotion. If we fail to develop and maintain brand recognition through sales and marketing efforts and a reputation for high quality service, we may be unable to attract new customers and risk losing existing customers to competitors with better known brands.

We have significant debt obligations which include restrictive covenants that limit our flexibility to manage our business; failure to comply with these covenants could trigger an acceleration of our outstanding indebtedness.

As of June 30, 2010, outstanding indebtedness under our senior secured credit facility totaled approximately $150 million. Our senior secured credit facility requires that we maintain specific financial ratios and comply with covenants, including various financial covenants, which contain numerous restrictions on our ability to incur additional debt, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions and take other actions. Furthermore, our existing financial arrangements are, and future financing arrangements are likely to be, secured by all of our assets. If we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of outstanding indebtedness and cause our debt to become immediately due and payable.

If we are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, we will have to refinance such obligations, or otherwise we will not be able to repay our debt. If new financing is made available, its terms may not be favorable to us and our business may be adversely affected.

We could incur substantial costs as a result of violations of or liabilities under environmental laws.

We are subject to various environmental and health and safety laws and regulations, including those relating to the generation, storage, handling and disposal of hazardous substances and wastes. Certain of these laws and regulations impose liability, without regard to fault or the lawfulness of the disposal activity, for the entire cost of the investigation and cleanup of contaminated sites on current and former owners and operators of real property and persons who have disposed of or released hazardous substances at any location. Our facilities contain tanks for the storage of diesel fuel and significant quantities of lead acid batteries to provide back-up power. Any leak or spill of hazardous materials could result in interruptions to our operations and expenditures that could have a material adverse effect on our business, financial condition and results of operations. Moreover, hazardous substances or regulated materials of which we are not aware may be present at facilities we operate and lease. To the extent any such contaminants are discovered at our facilities, we may be responsible under applicable laws, regulations or leases for any required removal or cleanup at substantial cost. In addition, non-compliance with or liabilities under existing environmental or health and safety laws and regulations, or the adoption of more stringent requirements in the future, could result in fines, penalties, third-party claims and other costs that could be material.

We may require additional capital and may not be able to secure additional financing on favorable terms to meet our future capital needs, which could adversely affect our financial position and result in stockholder dilution.

We may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. We may not be able to secure additional debt or equity financing on favorable terms, or at all, at the time when we need such funding. If we are unable to raise additional funds, we may not be able to pursue our growth strategy and our business could suffer. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our common stock. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Terrorist activity throughout the world could adversely impact our business, particularly in regards to our operations located in New York City.

The continued threat of terrorist activity may increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business and results of operations. These circumstances may also adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our facilities. We may not have adequate property and liability insurance to cover catastrophic events or attacks brought on by terrorist activity. In addition, we depend heavily on the physical infrastructure, particularly as it relates to power, that exists in the markets in which we operate. Any damage to such infrastructure in these markets, and particularly in New York City, a market where we operate that is likely to be more prone to terrorist activity as a principal financial and technology center of the United States, may materially and adversely affect our business.

We may expand internationally and operate in foreign markets, which would expose us to risks associated with international sales and operations.

We may expand our customer base internationally and operate in foreign markets. In the past, we have not had operations in foreign jurisdictions. Managing a global organization is difficult, time consuming, and expensive. Our inexperience in operating our business globally increases the risk that any potential future international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced. These risks include:

•	localization of our products and services, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	fluctuations in currency exchange rates;

•	potentially adverse tax consequences, including the complexities of transfer pricing, foreign value added tax systems, and restrictions on the repatriation of earnings;

•	dependence on certain third parties, including channel partners with whom we do not have extensive experience;

•	the burdens of complying with a wide variety of foreign laws and legal standards;

•	increased financial accounting and reporting burdens and complexities;

•	political, social, and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

We may be vulnerable to security breaches which could disrupt our operations and have a material adverse effect on our financial performance and operating results.

A party who is able to compromise the security of our facilities could misappropriate either our proprietary information or the personal information of our customers, or cause interruptions or malfunctions in our operations. We may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently, and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

Industry consolidation may have a negative impact on our business.

The telecommunications industry is currently undergoing consolidation. As our customers consolidate, there may be fewer communications service providers available in our facilities and, with less network density in our facilities, our network neutral interconnection and colocation products and services may become less attractive to our customers. Further, our customers may require fewer interconnection and colocation products and services as they combine businesses. In addition, consolidation of our competitors may provide them with greater efficiencies of scale than we are able to manage, placing us at a competitive disadvantage. For example, two of our significant competitors, Equinix, Inc. and Switch & Data Facilities Company, Inc., both of which are also significant customers, recently merged. Given the competitive and evolving nature of this industry, further consolidation of our customers and competitors may present a risk to our network neutral business model and have a material adverse effect on our revenues and results of operations.

Changes in technology could adversely affect our business.

The markets for the products and services we offer are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. We may not be able to adequately adapt our products and services or acquire new products and services that can compete successfully. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace. Furthermore, advances in technology, such as ethernet exchange products, may limit the need for, or displace the revenue that we receive from, other, more profitable, products, such as physical interconnections or may shift business away from us to our competitors.

In addition, our large communications service provider customers that may be colocated at our facilities and our competitors’ facilities may, for reasons that are beyond our control, decide to upgrade the equipment in our competitors’ facilities but not at our facilities. This could lead to the phasing out of our facilities as a marketplace for communications services, making our products and services less desirable for our customers. Such an occurrence would adversely affect our financial condition, our ability to retain existing customers and our ability to attract new customers.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, or at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Forecasts relating to the expected growth in the global interconnection and colocation market, datacenter supply and demand, consumer and business Internet traffic, the Ethernet market, Internet video applications, the cloud computing market and the proximity hosting and low latency networking market may prove to be inaccurate. Even if these markets were to experience the forecasted growth, we may not grow our businesses at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts included in this prospectus should not be taken as indicative of our future growth.

Risks Related to the Offering and Share Ownership

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and The Nasdaq Global Market have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain and maintain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy SEC rules and the ongoing requirements of Section 404. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer and we could experience internal control weaknesses. Any consequences resulting from inaccuracies or delays in our reported financial statements could have an adverse effect on the trading price of our common stock as well as an adverse effect on our business, operating results and financial condition.

Failure to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our financial statements and harm our operating results. In addition, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on effectiveness of our internal controls. As described above, in connection with prior audits of our consolidated financial statements for certain prior periods, our independent registered public accounting firm identified several significant deficiencies and material weaknesses. In the future, we may discover additional deficiencies, which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent auditors may not issue a favorable assessment. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations. If either we are unable to conclude that we have effective internal control over financial reporting or our independent auditors are unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

There is no existing market for our common stock, and you cannot be certain that an active trading market or a specific share price will be established.

Prior to this offering, there has been no public market for shares of our common stock. We have applied to list our common stock on The Nasdaq Global Market. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on The Nasdaq Global Market or otherwise or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price, and our stock price is likely to be volatile.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above under “Risks Related to Our Business and Industry” and the following:

•	the failure of securities analysts to publish research about us after this offering or to make changes in their financial estimates;

•	announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock; and

•	investor perception of us and the telecommunications industry.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock in the public stock market after this offering. After this offering, we will have              shares of common stock outstanding. This includes              shares being sold in this offering, all of which may be resold in the public market immediately following this offering. The remaining              shares, or approximately     % of our outstanding shares after this offering, including              owned by the GI Partners Funds, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below:

Number of shares and percentage of total outstanding*	Date available for sale into public market
shares, or %	Immediately after this offering.

shares, or %	Generally, 180 days after the date of this prospectus due to lock-up agreements between certain of the holders of these shares and the underwriters or to contractual arrangements between the other holders of these shares and us, subject to a potential extension under certain circumstances.

shares, or %	At various dates more than 180 days after the date of this prospectus.

*	Number of shares does not include shares issuable pursuant to the exercise of options.

After this offering and the expiration of the lock-up period, the holders of an aggregate of shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the issuance of all shares of common stock that we have issued and may issue under our option plans. Once we register the issuance of these shares, subject to lock-up restrictions, they can be freely sold in the public market upon issuance. Furthermore, Goldman, Sachs & Co. and Deutsche Bank Securities Inc. may, at their discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements with the underwriters. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $             in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed     % of the total consideration paid by our stockholders to purchase shares of common stock. The exercise of outstanding options will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

The issuance of additional stock in connection with acquisitions, our stock incentive plans or otherwise will dilute all other stockholdings.

After this offering, we will have an aggregate of              shares of common stock authorized but unissued and not reserved for issuance under our equity incentive plans or otherwise. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue strategic acquisitions. We may pay for such acquisitions, partly or in full, through the issuance of additional equity. Any issuance of shares in connection with our acquisitions, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock and will continue to have substantial control over us after the offering.

Upon completion of this offering, the GI Partners Funds will beneficially own approximately             % of our common stock. As a result, these stockholders will be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets, and may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock. For information regarding ownership of our outstanding stock by the GI Partners Funds, see the section entitled “Principal and Selling Stockholders.”

Our authorized but unissued common stock and preferred stock may prevent a change in our control.

Upon the consummation of this offering, our amended and restated certificate of incorporation will authorize us to issue additional authorized but unissued shares of our common stock or preferred stock. In addition, our board of directors may classify or reclassify any unissued shares of our preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board may establish a series of preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management may not apply our net proceeds from this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering primarily for capital expenditures, for working capital and for other general corporate purposes. In addition, we may also use a portion of the remaining net proceeds to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Anti-takeover provisions in our organizational documents could delay a change in management and limit our share price.

Upon the consummation of this offering, certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws could make it more difficult for a third party to acquire control of us even if such a change in control would increase the value of our common stock and limit the ability of our stockholders to replace or remove our current board of directors.

We will have a number of anti-takeover devices in place that will hinder takeover attempts and could reduce the market value of our common stock or prevent sale at a premium. Our anti-takeover provisions will include:

•	a staggered, or classified, board of directors;

•	removal of directors, only for cause, by a supermajority of the voting power of stockholders entitled to vote;

•

blank-check preferred stock, the preference, rights and other terms of which may be set by the board of directors and could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise benefit our stockholders;

•

a provision denying stockholders the ability to act by written consent from and after the date upon which GI Partners ceases to beneficially own at least 50% of the outstanding shares of our common stock;

•	a provision denying stockholders the ability to call special meetings;

•

Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which restricts certain business combinations with interested stockholders in certain situations will apply from and after the time at which GI Partners and its affiliates cease to beneficially own at least 5% of the outstanding shares of our common stock; and

•	advance notice requirements for stockholder proposals and nominations.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our existing credit facilities prohibit us from paying cash dividends, and any future financing agreements may prohibit us from paying any type of dividends. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Risks Related to Tax Matters

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited if we experience a change in ownership, or if taxable income does not reach sufficient levels.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited.

We experienced ownership changes in 2003 and 2006 that triggered the limitations of Section 382 of the Code on our net operating loss carryforwards. We may also experience ownership changes in the future as a result of this initial public offering and subsequent shifts in our stock ownership. As a result, we are limited with respect to net operating loss carryforwards accrued prior to 2006 and may be further limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. Federal income tax purposes.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, business strategy and plans, use of the net proceeds of this offering, and our objectives for future operations, are forward-looking. You can identify forward-looking statements by terminology such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “can,” “continue,” or “may,” or the negative of these terms or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements in this prospectus may include statements about:

•	our financial outlook and the financial outlook of Internet dependent businesses, including telecommunications carriers, Internet service providers, online content providers and enterprises;

•	our ability to remediate any material weaknesses in our internal control over financial reporting and our ability to maintain proper and effective internal controls;

•	our ability to compete successfully with our competitors;

•	our use of our proceeds from this offering;

•	our cash needs;

•	implementation of our corporate strategy;

•	our financial performance;

•	our ability to leverage our network densities;

•	our ability to grow in our markets and expand the capacity in our facilities to meet the increasing needs of our existing customers and to serve new customers;

•	the availability and cost of sufficient electrical power and cooling capacity in our facilities;

•	our ability to pursue and successfully integrate acquisitions;

•	our ability to strengthen existing customer relationships and reach new customers;

•	our ability to develop relationships with customers in emerging, bandwidth-intensive segments and to develop new sales channels;

•	our ability to offer a mix of products and services that will develop and maintain a diverse customer base;

•	our ability to design and architect facilities which proactively address the evolving needs of our customers;

•	our ability to meet the service levels required by our service level agreements with our customers;

•	future regulatory, judicial and legislative changes in our industry;

•	the growth in Internet traffic;

•	the stabilizing supply of network neutral interconnection and colocation capacity;

•	the adoption of advanced networking technology;

•	the adoption and usage of bandwidth-intensive services;

•	the growing awareness of business continuity and disaster recovery planning; and

•	the effect of industry consolidation on our business.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by Tier1 Research, Cisco, Gartner, The Insight Research Corporation, Vertical Systems Group and Nemertes Research. These publications include forward-looking statements made by the authors of such reports. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions. Actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness.

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock by us will be approximately $             million, assuming an initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $             million. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use our net proceeds for capital expenditures, working capital and other general corporate purposes. In addition, we may also use a portion of the net proceeds to finance growth through the acquisition of, or investment into, businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no agreements or commitments for any specific acquisitions at this time. Pursuant to a management agreement, as amended, with the manager of the GI Partners Funds, or GI Manager, GI Manager is entitled to 1.5% transaction closing fee on the gross proceeds in connection with this offering. Assuming that the gross proceeds to us from this offering are $100 million, GI Manager will be entitled to $1.5 million upon the consummation of this offering.

DIVIDEND POLICY

Since our acquisition by the GI Partners Funds in 2006, we have not declared or paid any dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business and do not anticipate paying cash dividends for the foreseeable future. Our existing credit facilities prohibit us from paying cash dividends, and any future financing agreements may prohibit us from paying any type of dividends. For more information about these restrictions, see “Description of Indebtedness.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give effect to the sale of                  shares of common stock by us in this offering at an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of the offering determined at pricing.

This table should be read with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2010 (Unaudited)
	Actual	Pro Forma	Pro Forma Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$38,472	$	$

Current capital lease and other financing obligations	1,149
Current portion of debt	1,500
Non-current capital lease and other financing obligations	3,626
Non-current debt	148,500
Stockholders’ equity:
Series A Preferred stock, $0.0001 par value; 2,300,000 shares authorized, 1,930,399 shares issued and outstanding, actual; no shares issued pro forma and pro forma as adjusted	—
Series B Preferred stock, $0.0001 par value; 253,223 shares authorized, 240,354 shares issued and outstanding, actual; no shares issued pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value; 4,500,000 shares authorized, 706 shares issued and outstanding, actual; no shares outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	205,505
Accumulated deficit	(81,345)

Total stockholders’ equity	124,160

Total capitalization	$278,935	$	$

Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital and total stockholders’ equity by $             million, would decrease (increase) long term debt, including current portion, by $             million and would increase (decrease) total capitalization by $             million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock set forth in the table above excludes:

•	our issuance of up to shares of common stock that the underwriters have the option to purchase from us;

•	116,409 shares issuable upon the exercise of options outstanding as of June 30, 2010, having a weighted average exercise price of $33.94 per share;

•

1,000 shares issuable upon the exercise of warrants outstanding as of June 30, 2010, having an exercise price of $40.00 per share (excluding warrants issued to a single party that no longer had any economic value); and

•	7,984 shares available for future grant under our equity incentive plan as of June 30, 2010.

DILUTION

If you invest in our common stock your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the completion this offering. We calculate net tangible book value per share by dividing our net tangible book value, which equals total assets less goodwill, net other intangible assets and total liabilities, by the number of common shares outstanding, including shares of common stock issued upon the conversion of all outstanding shares of our preferred stock upon the completion of this offering. The pro forma net tangible book value of our common stock as of June 30, 2010 (assuming conversion of our outstanding preferred stock given our enterprise value implied by the assumed initial public offering price per share set forth below) was approximately $             million, or $             per share, based upon              shares outstanding. After giving effect to the sale of shares             of common stock by us in this offering at an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of June 30, 2010 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2010	$
Increase per pre-offering share in pro forma net tangible book value per share attributable to sale of common stock in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering		$
Dilution of net tangible book value per share to new investors		$

Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our net tangible book value by $             million or $             per share.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $             per share.

The following table summarizes on a pro forma as adjusted basis as of June 30, 2010, after giving effect to the completion of this offering, the total cash consideration paid to us and the average price per share paid by existing stockholders for their common stock and by new investors purchasing common stock in this offering at an assumed initial public offering price of $             per share, before deducting estimated underwriting discounts and estimated expenses payable by us.

	Shares Issued			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%			%

Total		100%			$100%

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

Sales by selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to             , or     % of the total number of shares of our common stock outstanding after this offering, and will increase the total number of shares held by new investors to             , or     % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables are based upon the number of shares issued and outstanding on June 30, 2010, assumes the conversion of all outstanding shares of our preferred stock as of June 30, 2010 into common stock and assumes no exercise of options or warrants outstanding as of June 30, 2010. As of that date, there were:

•	116,409 shares issuable upon the exercise of options outstanding, having a weighted average exercise price of $33.94 per share; and

•	1,000 shares issuable upon the exercise of warrants outstanding, having an exercise price of $40.00 per share (excluding warrants issued to a single party that no longer had any economic value);

For a description of our equity incentive plans, see the section entitled “Management—Equity Incentive Plans.”

If all our outstanding options and warrants (excluding warrants without any economic value) had been exercised, the pro forma net tangible book value as of June 30, 2010 would have been $             million, or $             per share, and the pro forma net tangible book value after this offering would have been $             million, or $             per share, causing dilution to new investors of $             per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our selected consolidated financial data as of and for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. Our selected consolidated financial data as of December 31, 2006 and for the three months ended December 31, 2006 have been derived from our audited consolidated financial statements that are not included elsewhere in this prospectus. Our selected consolidated financial data as of and for the year ended December 31, 2005 and for the nine months ended October 3, 2006 have been derived from our audited consolidated financial statements of our predecessor that are not included in this prospectus. Our selected consolidated financial data as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 have been derived from our unaudited financial statements.

	Successor(5)						Predecessor(5)
	Six Months Ended June 30,		Years Ended December 31,			Three Months Ended December 31, 2006	Nine Months Ended October 3, 2006	Year Ended December 31, 2005
	2010	2009	2009	2008	2007(6)
	(in thousands, except share and per share data)
	(unaudited)
Statement of Operations Data:(1)(2)(3)(4)
Revenues	$61,219	$45,641	$98,335	$70,038	$50,762	$7,963	$22,248	$24,081
Operating expenses	52,131	49,755	99,937	93,332	78,063	15,098	18,569	18,683

Operating income (loss)	9,088	(4,114)	(1,602)	(23,294)	(27,301)	(7,135)	3,679	5,398
Interest income	127	169	374	396	612	104	205	548
Interest expense	(5,334)	(3,229)	(7,221)	(7,380)	(9,769)	(2,357)	(11,374)	(7,338)
Other expense	—	(40)	(12)	(330)	(739)	(1,098)	(12,974)	(2,031)

Income (loss) from continuing operations	3,881	(7,214)	(8,461)	(30,608)	(37,197)	(10,486)	(20,464)	(3,423)
Noncontrolling interest in net income of consolidated partnership	—	—	—	—	—	—	98	152
Income tax benefit (expense)	(874)	(1,243)	(1,458)	(772)	811	3,819	—	—

Net income (loss)	$3,007	$(8,457)	$(9,919)	$(31,380)	$(36,386)	$(6,667)	$(20,366)	$(3,271)
Less: preferred dividends	(13,053)	(11,825)	(24,452)	(21,743)	(17,676)	(3,084)	—	—

Net loss available to common stock holders	(10,046)	(20,282)	$(34,371)	$(53,123)	$(54,062)	$(9,751)	$(20,366)	$(3,271)

Net loss per common share:
Basic and diluted	$(14,229)	$(52,818)	$(63,066)	$(290,290)	$(540,620)	$(97,510)	$(11)	$(2)
Weighted average common shares outstanding:
Basic and diluted	706	384	545	183	100	100	1,898,763	1,865,013
(1) Includes stock-based compensation expense of:	$823	$570	$1,179	$919	$379	$1,981	$1,292	$507
(2) Includes depreciation and amortization expense of:	$5,034	$13,076	$21,686	$32,256	$31,560	$6,656	$4,190	$5,446
(3) Includes non-cash rent of:	$4,650	$3,598	$7,953	$6,720	$5,373	$492	$268	$457
(4) Includes non-cash compensation expense for executive loan forgiveness of:	$414	$—	$—	$—	$—	$—	$—	$—

	Successor							Predecessor
	June 30, 2010		As of December 31,					As of December 31, 2005
			2009	2008	2007	2006
			(in thousands)					(in thousands)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$38,472		$40,655	$22,638	$7,705	$6,830		$1,925
Total assets	340,708		303,422	280,302	277,685	242,204		59,066
Long-term obligations	188,839		151,400	125,754	115,737	8,557		58,276
Total stockholder's equity (deficit)	124,160		120,330	129,060	144,283	127,655		(6,900)

	Successor(5)						Predecessor(5)
	Six Months Ended June 30,		Years Ended December 31,			Three Months Ended December 31, 2006	Nine Months Ended October 3, 2006	Year Ended December 31, 2005
	2010	2009	2009	2008	2007(6)
					(in thousands)
	(unaudited)
Statement of Cash Flow Data:
Cash flow from:
Operating activities	$18,209	$12,026	$27,918	$14,845	$(4,717)	$1,003	$2,721	$5,246
Investing activities	(28,023)	(19,083)	(28,982)	(14,502)	(55,651)	(958)	(2,396)	(905)
Financing activities	7,631	13,352	19,081	14,590	61,243	5,768	(21)	(4,094)

(5)	The financial data of the Predecessor is not comparable to the Successor periods due to a new basis of accounting as a result of purchase accounting from the October 2006 acquisition of us by the GI Partners Funds.

(6)	The financial data for 2007 and subsequent periods reflects the operations of the March 2007 acquisition of certain net assets of NYC Connect, LLC, and the operations of the Digital Realty Trust leased facilities from December 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus Summary—Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and our consolidated financial statements included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” included elsewhere in this prospectus.

Overview

Telx is a leading provider of network neutral, global interconnection and colocation solutions in the United States. Our interconnection and colocation offerings enable customers to seamlessly connect to hundreds of diverse communications networks and other enterprises. Additionally, we provide a secure and reliable environment to house customers’ mission-critical equipment and time sensitive data. We believe that our 15 facilities, located in nine tier-1 markets, are some of the most strategically positioned datacenters in the United States. These facilities are located at the primary intersections of multiple, major international and domestic fiber routes where we believe Internet and private network traffic is most concentrated and interconnection demand is highest. We believe that our average of 37 physical interconnections per customer as of June 30, 2010 gives us greater physical interconnection density than our competitors. Over the last two years, we have grown our revenues from $50.8 million in 2007 to $98.3 million in 2009, representing a compound annual growth rate of 39%, and our net losses have decreased from $36.4 million to $9.9 million over the same period. For the six months ended June 30, 2010, we had revenues of $61.2 million and net income of $3.0 million.

As a network neutral provider, we do not own or operate our own network, allowing us to act as an unbiased intermediary in providing the necessary interconnection products and related services that facilitate the exchange of communications network traffic between our customers. Customers within a Telx facility are able to connect to any other customer within the facility, including up to 300 communications service providers, depending on the facility. These interconnections effectively allow a customer to replace their existing and more expensive network alternatives. Through these interconnections, our facilities host diverse and densely populated ecosystems of communications service providers, enterprises, online media, video and content providers, and other entities. We view an ecosystem as a set of related businesses and organizations that use our facilities to exchange information with each other. For example, a financial ecosystem can consist of financial exchanges, financial clients and information exchanges that exchange large volumes of real-time financial market data. Our customers benefit from a wide choice of networks, reduced network costs, improved capital budget efficiency, improved performance and access to revenue opportunities with accelerated time to market.

Our customers rely on our offerings to support their mission-critical communication and information technology (IT) infrastructure needs. Our products and related services enable the exchange of increasing volumes of content and information from across the globe, creating a global connectivity marketplace to support and accelerate our customers’ business growth. With 830 customers and 30,536 total physical interconnections within our facilities as of June 30, 2010, our interconnection-centric model targets customers that value the interconnection density in our secure and reliable environments. We evaluate market leadership based on publicly available information for physical interconnections per customer and our experience in the industry. Based on this framework, we believe that our average of 37 physical interconnections per customer as of June 30, 2010 makes us a leading network neutral, global interconnection and colocation solutions provider in the United States. We believe that the interconnection density within our facilities can create a network effect that increases the value proposition of our products and related services. Because each additional customer added to a facility can connect to all of the other customers already in that facility, with the addition of each new customer, the potential number of interconnections in our facilities increases. We believe that this enhances our ability to both retain existing customers and attract new customers. Our 15 interconnection and colocation facilities are located in the New York Metropolitan area, the San Francisco Bay area, Los Angeles, Dallas, Chicago, Atlanta, Phoenix, Charlotte and Miami.

We believe that the growth in our revenues and customer base and the decrease in our net losses since 2007, combined with the improvement in public equity market conditions, provide us with the opportunity to access the public equity markets on terms more favorable than those previously available to us. We expect that as a public company, our visibility in the marketplace will increase, thereby enhancing our ability to attract new customers and further grow our business. Additionally, creating a public market for our common stock will facilitate future access to public equity markets and enhance our ability to use our common stock as a means of attracting and retaining key employees and as consideration for potential acquisitions or strategic transactions. As a public company we will seek attractive opportunities to grow our interconnection and colocation market share by growing our relationships with existing and new customers. To support these relationships we may selectively expand our footprint and introduce new related product and service offerings. Consistent with our historical expansion activities, our expansion criteria include several factors such as the demand from existing and new interconnection-centric customers, access to communications service providers, availability of sufficient space and power, amount of incremental investment required and expected return on capital invested. In addition, we intend to continuously develop our interconnection and colocation offerings and introduce new products and related services to meet our customers’ needs across multiple industry sectors including communications service providers, enterprises, online media, video and content providers, government agencies and cloud and SaaS providers. We are committed to our interconnection-centric business model because we believe it provides a differentiated value proposition to both our new and existing customers as compared to other colocation-centric providers. Furthermore, we believe our interconnection-centric model enables us to monetize our physical footprint and deploy our capital more efficiently as we can generate incremental revenue via additional interconnections without material consumption of additional space or power resources.

Material Weaknesses in Internal Control

While our independent registered public accounting firm did not identify any material weaknesses or significant deficiencies in our internal controls over financial reporting for the year ended December 31, 2009, we did not perform an assessment of our internal controls over financial reporting nor did our auditors perform an audit over our internal controls over financial reporting; we therefore cannot assure you that internal control issues will not arise in future periods. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2008, our independent registered public accounting firm did not identify any material weaknesses but did identify two significant deficiencies in our internal controls relating to (i) an inadequate system of internal controls during 2008 for the timely reconciliations of bank accounts and physical inventories, and errors in recording fixed asset depreciation expense and installation revenues, and (ii) inadequate controls and procedures around access and security around programs and data, segregation of duties and operations in certain IT systems. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

During the audit of our consolidated statements as of and for the year ended December 31, 2007, our independent registered public accounting firm identified a deficiency that constituted a material weakness in our internal control over financial reporting. This material weakness related to an inadequate system of internal controls during the first half of 2007 (as we documented a comprehensive set of accounting policies and procedures and implemented certain controls in the second half of the year) and several control deficiencies related to inadequate controls and procedures around access and security around programs and data, segregation of duties, and operations in certain IT systems. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. See “Risk Factors—Risks Related to Our Business and Industry.”

We have taken steps to remediate the material weaknesses that existed in 2007 and significant deficiencies that existed in 2008. In 2007, we documented, issued and implemented a set of accounting policies and procedures and implemented additional controls to establish an internal control environment and discipline that will continue to ensure the completeness and accuracy of accounting and reporting. We believe this manual includes procedures for all significant policies, business practices, and routine and non-routine procedures performed by each functional area. We plan to periodically review this manual and outlined policies and procedures and update as appropriate for emerging accounting issues. During 2008 and 2009, we also implemented remedial control procedures to address: (i) IT back-up and recovery, (ii) operating systems access, (iii) firewall protections, and (iv) control policies and procedures in certain transaction cycles. We have also implemented additional monitoring activities, as well as evaluated job responsibilities, in order to improve internal controls related to (i) our information security and access to non-financial reporting software applications, (ii) the ability to access and change the management controls, policies and procedures for our customer management and billing systems, and (iii) the initiation, authorization, review and transaction recording for certain transaction cycles and non-routine transaction processing. We plan to conduct further periodic reviews and evaluations of our IT control environment to ensure we prevent any control deficiencies. Additionally, as part of our on-going efforts to improve our financial accounting organization and processes, from 2007 to the present we have hired several senior and supporting accounting personnel, including a controller, assistant controller, director of technical accounting and three accounting clerks. We believe that the corrective actions described above will remediate the internal control weaknesses and deficiencies identified, however, there are no assurances that the measures we have taken to remediate these internal control weaknesses and deficiencies were completely effective or that similar weaknesses will not recur. We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify. Because of these prior material weaknesses and significant deficiencies, there is heightened risk that a material misstatement of our financial statements relating to the years ended as of December 31, 2007 and December 31, 2008, respectively, was not prevented or detected. While no material weaknesses were identified for the year ended December 31, 2009, we cannot assure you that these or other similar issues will not arise in future periods.

To date, the audits of our consolidated financial statements by our independent registered public accounting firm have included a consideration of internal control over financial reporting as a basis of designing their audit procedures, but not for the purpose of expressing an opinion on the effectiveness of our internal controls over financial reporting. If such an evaluation had been performed or when we are required to perform such an evaluation, additional material weaknesses and other control deficiencies may have been or may be identified. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies relating to internal controls, which could materially adversely affect our operating results. If we fail to implement and maintain effective internal controls going forward, our ability to produce accurate and timely financial statements could be impaired, which could have a material adverse effect on our business, financial condition, results of operations and stock price.

Key Factors Affecting Our Results of Operations

Our operations and financial results are exposed to certain risks and uncertainties that may impact our financial condition and results of operations. See “Risk Factors” for further discussion of these risks.

Customer demand and industry trends.    We have benefited from strong growth in customer demand for our products and related services over the last several years. Our growth in the past has been aided by a limited supply of interconnection and colocation facilities in the markets we serve. An increase in the supply of interconnection and colocation facilities may result in an increased number of competitive offerings and reduce the overall demand for our products and related services, and therefore cause a decline in our revenues. The growth of customer demand for our products and related services has also been supported by many other factors, including the continuing increases in Internet traffic, enterprise datacenter outsourcing, network-based business application adoption, adoption of Ethernet technologies, growth in Internet video, demand for proximity hosting and low latency interconnection and the emergence of new internet-based computing technologies, such as cloud computing. Our future growth will depend in part on the continued prevalence of these industry trends. If, however, these trends slow or reverse, it would slow or reverse the pace of both our new customer acquisition and revenue growth.

Ability to expand into new facilities and markets.    To meet our customers’ increasing demand for our products and related services, we operated facilities consisting of 509,895 total gross square feet as of June 30, 2010. We have expanded our footprint through the addition of three new facilities and the expansion of our existing facilities over the past three years. Our future growth is dependent on our ability to identify new space within existing facilities, new facilities with attractive adjacencies to our primary interconnection and colocation facilities or new markets in which to build our facilities. If we cannot obtain adequate new space to meet the demand for our products and related services, our rate of growth will decline. Additionally, our future profit margins may be materially impacted, either positively or negatively, by the material conditions of the manner in which we expand into this new space. Material conditions that could impact our financial results include construction costs and lease costs, including lease incentives such as rent abatements and construction allowances.

Ability to align expansion with customer demand growth.    We build out the infrastructure in our facilities to accommodate anticipated future demand for our products and related services. While we attempt to minimize the amount of excess capacity in our facilities and the associated operating costs, we do consider the necessary lead times for these facility expansions, which require us to build ahead of actual customer demand and revenue growth. When we begin such build-outs, we typically do not have any guarantees regarding the scope or timing of this anticipated growth which exposes us to risks related to excess capacity and the associated negative impact to our profitability. Additionally, long lead times of build-out periods can expose us to periods of increased costs related to expansion before new revenue can be generated from expansion which depress our operating margins. While we make efforts to minimize this impact by negotiating lease incentives, there can be no guarantee that we will be successful and our results may be negatively impacted in future periods.

Energy costs.    We have been exposed to the recent increases in energy costs. See “—Quantitative and Qualitative Disclosures about Market Risk.” While most of our datacenters operate in regulated energy markets, power cost increases or decreases are possible. To the extent that there is an increase, we generally have the option to pass along such increase to our customers, but we may choose not to do so for a variety of commercial reasons. To the extent that we do not pass these costs along, or that we delay in passing them along, we will pay higher energy prices without incremental revenue, increasing our operating costs and depressing our margins. In addition, even if we do pass these power costs along, this will effectively increase the price for our products and related services, which could reduce overall demand. Conversely, to the extent that power costs decrease and such decease is not passed along to our customers, our costs will fall and consequently our profit margins will improve. Furthermore, if the cost reduction were to be passed to our customers, this could result in increased demand for our products and related services.

Type of customer and product sold.    A significant amount of our new customer growth in 2008 and 2009 resulted from further extension of our customer base beyond communications service provider customers. We believe that increasing enterprise adoption of datacenter outsourcing and network based business applications are key factors that make our products and related services attractive to a wide range of enterprises. However, should these factors change, a reduction in customer demand could occur and slow our revenue growth. In addition, a significant amount of our revenue growth and profit margin expansion is driven by increased utilization of our interconnection products by our existing customers relative to the colocation products they purchase. Whereas our colocation products consume both space and power, our interconnection products consume insignificant amounts of space and power, thereby providing higher operating margins and attractive return opportunities. As revenue from interconnection products increases compared to colocation revenue, our profitability should improve. However, if we sell fewer interconnection products and more colocation products, our profit margins will fall.

Expanding and maintaining our talent base.    We rely heavily on knowledgeable and experienced employees to provide a high level of service on a continuous basis in a complex technology-driven environment. This requires us to hire and retain professionals, many of whom may have employment opportunities elsewhere. We may have to adjust salary levels in the future to remain competitive in the market for talent which may increase our cost structure and may depress our margins. As we expand, we will need to identify and attract additional suitably qualified employees to maintain our level of service in both our existing and future footprint.

Public company operating expenses.    As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs in order to comply with the Sarbanes-Oxley Act of 2002 and related rules implemented by the SEC and Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

Key Components of Our Results of Operations

Revenues

Our revenues consist of recurring and non-recurring revenues. We generate recurring revenue from our interconnection and colocation products. We generate non-recurring revenue from our installation and technical support services. Installation services are directly related to providing interconnection and colocation products. To review our revenue recognition policies for our recurring and non-recurring revenues, see “—Critical Accounting Policies and Estimates” below.

We use several primary metrics to analyze our revenues and measure our performance as set forth below.

	Six Months Ended June 30, 2010	Year Ended December 31,
		2009	2008	2007
Number of customers	830	763	626	495
Number of physical interconnections	30,536	28,272	23,867	19,692
Cabinet equivalents billed	6,618	5,781	4,390	3,337
Utilization rate	70%	67%	60%	63%
Percentage of incremental revenue attributable to existing customers (1)	84%	70%	72%	NA
Average monthly churn as a percentage of monthly recurring revenue (1)	0.8%	0.6%	0.8%	NA

(1)	Data not available for these metrics in 2007 due to database systems conversion.

Number of customers.    The amounts in the table above represent the number of customers as of the end of each period shown. The number of customers is a measure of our growth in our customer base year over year.

Number of physical interconnections (cross connects).    The amounts in the table above represent the total number of connections between our customers as of the end of each period shown. The number of physical interconnections is a measure of the connectivity density of our ecosystems. By increasing connection densities within our interconnection and colocation facilities, we are able to increase the utility of facilities for information exchange and enhance our value proposition to our customers. We target customers with significant requirements for information and bandwidth exchange with multiple counterparties. Each additional customer added to our facilities adds connectivity options and opportunities for themselves and all other customers in our ecosystems.

Cabinet equivalents billed.    The amounts in the table above represent the total cabinet equivalents billed as of the end of each period shown. Cabinet equivalents billed is an indication of how much space in our interconnection and colocation facilities is generating revenue. Our interconnection and colocation facilities have a certain amount of space and power that can be utilized to provide colocation services which includes cabinet and cage products. Each cabinet is estimated at 18 square feet. Our cage product, on the other hand, is sold in square foot increments to customers who typically want a more significant amount of space to store their equipment. Accordingly, cabinet equivalents billed is the sum of the number of cabinets occupied by customers plus the square footage of cage space occupied by customers divided by 18.

Utilization rate.    The amounts in the table represent the utilization rate as of the end of each period. The utilization rate represents the percentage of our interconnection and colocation facility sellable space that has been sold to customers. The number fluctuates due to increases in capacity (new interconnection and colocation facility expansion space), new sales, and the loss of customers. The utilization rate is calculated as a percentage, the numerator of which is the total square footage occupied by our customers and the denominator of which is equal to the total sellable square footage of our facilities (which takes into account power and cooling capacity limitations and excluding space occupied by our infrastructure and equipment). Power and cooling capacity are assessed to ensure that distributed power and cooling load requirements are not exceeded by power usage capabilities of the customers.

Percentage of incremental revenues attributable to existing customers.    The amounts in the table above represent the percentage of incremental revenues attributable to existing customers for each period. We measure the amount of incremental revenues in a given period that results from new customers to a Telx facility as compared to additional service to a customer with an existing presence in the Telx facility. We view this measure as important to our understanding of our customers’ organic growth requirements once present in a Telx ecosystem.

Average monthly churn as a percentage of monthly recurring revenues.    The amounts in the table above represent the average monthly churn for each period. Churn represents lost monthly recurring revenues (MRR) from existing customers during a given period due to either the loss of a customer or a reduction in services provided to existing customers. We define churn as lost recurring revenues during a current month divided by the total recurring revenues from the prior month. Our business is based on a recurring revenue model, therefore lost revenues in a period affect future periods.

Recurring Revenue

Our business is characterized by significant monthly recurring revenue streams and low churn rates. In each of 2009 and the first six months of 2010, monthly recurring revenue represented 94% of total revenue and we had average monthly churn rates that approximated 0.6% and 0.8%, respectively. We generate recurring revenues from the following products.

Interconnection.    Our interconnection products include our cross connect (a physical interconnection), Internet exchange (connectivity facilitated through an Internet switching device), and other interconnection related products. Our cross connect products enable our customers to connect directly to any communications service provider, enterprise or other customer in our facilities. These products are typically provided for a recurring monthly fee per connection. Our Internet exchange products enable our customers to connect directly to our Internet exchange, which provides for public or private peering with other customers on an intermediary switch device. Our customers license connections to our Internet exchange for a recurring monthly fee, based on needed bandwidth. Our interconnection products are predominantly direct connections via physical interconnections. We also generate recurring revenues from providing customers with Internet access as an additional product offering, which is billed as a recurring monthly fee.

Colocation.    We generate recurring revenue from providing colocation space and power as further described below.

Colocation Space.    We provide colocation space for a recurring monthly fee for a cabinet or on a per square foot basis for cage space. Customers that license cage space typically use between 50 and 500 square feet in one of our facilities, and often license such space in multiple facilities. In 2009, 95% of our top 20 customers by revenue and 65% of our top 100 customers by revenue utilized our products and related services in multiple facilities. For the six months ended June 30, 2010, 95% of our top 20 customers by revenue and 68% of our top 100 customers by revenue utilized our products and related services in multiple facilities. Customers sign a service order, governed by the terms and conditions of a master services agreement, with a typical term of one to three years.

Power.    We provide access to A/C or D/C power for a recurring monthly fee under our standard colocation contracts. Our customers pay for power on a per amp basis, typically in 20 to 30 amp increments.

Our inventory of sellable colocation space within each interconnection and colocation facility is limited by the space equipped by our existing power and cooling infrastructure, as well as customer requirements for power and cooling. Power and cooling requirements at each facility continue to grow on a per cabinet or square foot basis as the speed and power of computing equipment continues to increase relative to its physical footprint. We carefully monitor the power and cooling usage in each of our interconnection and colocation facilities and continue to invest in our power and cooling infrastructure to maximize the amount of utilizable space in our interconnection and colocation facilities.

Non-recurring Revenue

We generate non-recurring revenue from the services described below.

Installation Services.    We provide installation services to assist our customers in accessing our interconnection and colocation services. We receive one-time installation fees determined by the complexity of the installation. Colocation installation fees are typically billed per cabinet or square foot of cage space installed and per amp of power installed. Colocation installation fees are billed at the time of the installation and are recognized as non-recurring revenue on a straight-line basis over the estimated life of the customer relationship. Interconnection installation fees are typically in the form of port services which are typically sold on one or multi-year terms and recognized over the estimated life of the customer relationship or as cross connect services which are provided on a month-to-month basis and recognized in the period the installation is provided and complete. The earnings process from cross connect installation is culminated in the month the installation is complete.

Technical Support Services.    Technical support services are provided by our technicians, who are available 24 hours per day, 365 days per year. These services include system reboots, hardware and software troubleshooting, circuit, loop and fiber troubleshooting, equipment installation and provisioning and infrastructure installations. We generally charge customers for these services for a minimum of one hour and thereafter in 15 minute increments.

The following table presents our revenues and percentage of revenues for the periods presented.

	Six Months Ended June 30,				Year Ended December 31,
	2010		2009		2009		2008		2007
	($ in Thousands)
	(unaudited)
Revenue
Colocation	35,891	59%	27,572	60%	$58,675	60%	$44,215	63%	$30,761	61%
Interconnection	21,705	35%	15,173	34%	33,304	34%	23,077	33%	15,281	30%

Recurring Total	57,596	94%	42,745	94%	91,979	94%	67,292	96%	46,042	91%
Non Recurring	3,623	6%	2,896	6%	6,356	6%	2,746	4%	4,720	9%

Total	$61,219	100%	$45,641	100%	$98,335	100%	$70,038	100%	$50,762	100%

Costs and Operating Expenses

Our cost structure includes expenses which are highly predictable, such as rent expense and personnel expenses, and variable costs, such as electricity expenses for which we generally have the ability to pass on cost increases to our customers.

Cost of Revenues.    Cost of revenues is comprised primarily of colocation costs for our interconnection and colocation facilities including rent expense and other lease costs, and real estate taxes. It also includes utilities, labor and materials, depreciation and amortization of fixed assets, repairs and maintenance, wholesale network and telecommunication services that support our customers, and security. Labor includes the cost of personnel who perform the installations and technical support services including both external contractors and internal technicians. Internal labor costs also include non-cash stock-based compensation expenses related to internal technicians. The largest components of our cost of revenues, such as rent and compensation expense, are mostly fixed in nature and do not vary significantly from period to period. However, certain components of our cost of revenues, such as utilities, are variable in nature and are directly related to the growth of our revenues. We expect our utilities expenses to increase in the future on a per unit basis due to increases in rates from our utility providers and increased power usage by our customers. Further, we experience seasonality in our utilities expenses based on temperatures and seasonal rate adjustments, which causes the amount of these expenses to fluctuate during the year. In connection with our expansion into new facilities, we typically incur lease, utilities, and labor related expenses prior to being able to accept customers for, and generate revenue from, new interconnection and colocation facilities. As we expand our interconnection and colocation facilities, we expect cost of revenues to increase.

Sales and Marketing.    Sales and marketing expenses consist primarily of personnel related expenses for our sales and marketing employees, including wages, benefits, bonuses, commissions, non-cash stock-based compensation, and travel, in addition to the cost of marketing programs such as sales support, trade shows, corporate communications, promotional events, and advertising. Sales and marketing expense also includes bad debt expense and the amortization of customer relationship intangible assets related to the October 2006 acquisition of us by the GI Partners Funds and the March 2007 acquisition of customer relationships from NYC Connect, LLC. We expect our sales and marketing expenses to increase as we increase the headcount of our sales staff and increase our marketing and promotional efforts. This increase, however, will be offset by a reduction of amortization expense related to customer relationship intangible assets as they become fully amortized in the first quarter of 2010.

General and Administrative.    General and administrative expenses include personnel related expenses, corporate office rent, legal, accounting, and consulting expenses, insurance, taxes, phone and network expenses for our internal systems, office expenses and depreciation and amortization expenses related to our corporate fixed and intangibles assets. Personnel related expenses include wages, benefits, bonuses, non-cash stock-based compensation, as well as travel expenses for our corporate employees. We expect our general and administrative expenses to increase as we incur additional costs to support our growth, including higher personnel, legal, insurance, and financial reporting expenses. However, we expect general and administrative expenses to decrease as a percentage of revenues over time.

Results of Operations

The following is a more detailed discussion of our financial condition and results of operations for the periods presented. The quarter-to-quarter and year-to-year comparison of financial results is not necessarily indicative of future results.

The following table presents our historical costs and operating expenses as a percentage of revenues for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
Revenues	100%	100%	100%	100%	100%
Costs and operating expenses:
Cost of revenues	58%	61%	62%	60%	63%
Sales and marketing	11%	32%	24%	53%	63%
General and administrative	16%	16%	16%	21%	28%
Total costs and operating expenses	85%	109%	102%	133%	154%
Income (loss) from operations	15%	(9%)	(2%)	(33%)	(54%)

Six Months Ended June 30, 2010 Compared to the Six Months Ended June 30, 2009

Revenues

	For the Six Months ended June 30,		$ Change	% Change

	2010	2009
	($ in thousands)
Revenues	$61,219	$45,641	$15,578	34%

Revenues increased by $15.6 million, or 34%, to $61.2 million for the six months ended June 30, 2010 compared to $45.6 million for the six months ended June 30, 2009. Recurring revenues increased by $14.9 million from the sale of our products and services to new and existing customers. The increase in recurring revenues consisted of $8.3 million of colocation revenues and $6.5 million of interconnection revenues. The increase in revenues reflected an increase in the number of customers as well as higher average revenue per customer, driven in part by (i) facilities expansions, which created additional capacity available for sale, and (ii) increasing interconnection growth between new and existing customers. Existing customers continue to drive revenue growth and comprised 84% of incremental revenues for the six months ended June 30, 2010. This percentage of incremental revenues was higher when compared to 79% for the six months ended June 30, 2009. Cabinet equivalents billed increased 31% to 6,618 at June 30, 2010 compared to 5,064 at June 30, 2009. The number of cross connects was 30,536 at June 30, 2010, which reflects an 18% increase over June 30, 2009 cross connects of 25,905. Non-recurring revenues increased by $0.7 million primarily related to interconnection installations and technical support services as a result of the increase in customer installations and support services for an increased customer base.

Cost of Revenues

	For the Six Months ended June 30,		$ Change	% Change

	2010	2009
	($ in thousands)
Cost of revenues	$35,519	$27,782	$7,737	28%
as a percentage of revenue	58%	61%

Cost of revenues increased by $7.7 million, or 28%, to $35.5 million for the six months ended June 30, 2010 compared to $27.8 million for the six months ended June 30, 2009. Total rent expense increased $2.7 million primarily due to the expansion of space in several of our facilities. Utilities increased $2.1 million due to the addition of new customers, additional usage by our existing customers, and rate increases. Due to the growth of our customer base and the expansion of our facilities, labor and materials increased by $1.4 million. Depreciation and amortization of fixed assets increased $1.1 million due to expansion of our colocation and interconnection facilities and other miscellaneous costs increased by $0.4 million. We anticipate our cost of revenues will increase in absolute dollars as we continue our expansion efforts.

Sales and Marketing

	For the Six Months ended June 30,		$ Change	% Change

	2010	2009
	($ in thousands)
Sales and marketing	$6,699	$14,584	$(7,885)	(54)%
as a percentage of revenue	11%	32%

Sales and marketing expenses decreased by $7.9 million, or 54%, to $6.7 million for the six months ended June 30, 2010 compared to $14.6 million for the six months ended June 30, 2009. The decrease was attributable to the reduction of amortization expense related to our customer relationship intangible assets of $9.4 million for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. Excluding the amortization of intangible assets, sales and marketing expenses increased $1.5 million for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 and were 10% and 10% of revenue for the six months ended June 30, 2010 and 2009, respectively. This $1.5 million increase was primarily the result of increased personnel related expenses of $1.1 million resulting from an increase in headcount and commissions, an increase of $0.2 million in advertising and an increase of $0.2 million in miscellaneous marketing costs. We expect sales and marketing expenses to increase consistent with revenue growth as we continue to invest in sales distribution and marketing to achieve that growth.

General and Administrative

	For the Six Months ended June 30,		$ Change	% Change

	2010	2009
	($ in thousands)
General and administrative	$9,913	$7,389	$2,524	34%
as a percentage of revenue	16%	16%

General and administrative expenses increased by $2.5 million, or 34%, to $9.9 million for the six months ended June 30, 2010 compared to $7.4 million for the six months ended June 30, 2009. The increase was attributed to an increase in personnel related expenses of $1.1 million resulting from an increase in headcount, and an increase in professional fees of $0.8 million related to consulting and recruiting fees and an increase of $0.5 million in other general and administrative expenses. We expect general and administrative expenses to increase as we add corporate support resources for our expansion efforts.

Interest Expense, Net

	For the Six Months ended June 30,		$ Change	% Change

	2010	2009
	($ in thousands)
Interest expense, net	$5,207	$3,060	$2,147	70%

Interest expense, net increased by $2.1 million, or 70%, to $5.2 million for the six months ended June 30, 2010 compared to $3.1 million for the six months ended June 30, 2009. The increase was primarily due to an increase in interest expense of $1.0 million related to additional borrowings we made in an aggregate amount of $25.0 million in March and October of 2009 and an increase of $1.2 million for the amortization of fees related to debt prior to the refinancing of certain indebtedness in June 2010 and for amortization of fees associated with the additional financing in 2010.

Provision for Income Taxes

	For the Six Months ended June 30,		$ Change	% Change

	2010	2009
	($ in thousands)
Provision for income taxes	$874	$1,243	$(369)	(30)%

For the six months ended June 30, 2010, we recorded deferred and current income tax expense of $0.5 million and $0.4 million, respectively, compared to $0.8 million and $0.4 million, respectively, for the six months ended June 30, 2009. The deferred tax expense for the six months ended June 30, 2010 of $0.5 million was primarily due to amortization of goodwill associated with our acquisition of certain assets and liabilities of NYC Connect, LLC over a 15 year life for tax purposes. This creates a deferred tax liability which is not anticipated to reverse in the foreseeable future and cannot be offset against our deferred tax assets under U.S. generally accepted accounting principles, or GAAP. The $0.4 million current tax expense for the six months ended June 30, 2010 was due primarily to federal alternative minimum tax and California franchise tax which could not be offset by net operating losses.

The deferred tax expense of $0.8 million for the six months ended June 30, 2009 was primarily due to amortization of goodwill associated with our acquisition of certain assets and liabilities of NYC Connect, LLC over a 15 year life for tax purposes. This creates a deferred tax liability which is not anticipated to reverse in the foreseeable future and cannot be offset against our deferred tax assets under GAAP. The $0.4 million current tax expense for the six months ended June 30, 2009 was due primarily to federal alternative minimum tax and California franchise tax which could not be offset by net operating losses.

Net Income (Loss)

	For the Six Months ended June 30,		$ Change	% Change

	2010	2009
	($ in thousands)
Net income (loss)	$3,007	$(8,457)	$11,464	136%

Net income was $3.0 million for the six months ended June 30, 2010 compared to a net loss of $8.5 million for the six months ended June 30, 2009. The change in net income (loss) of $11.5 million, or 136%, was the result of a $13.2 million improvement in operating income resulting from an increase in revenue of $15.6 million and a decrease in sales and marketing expense of $7.9 million, partially offset by an increase in cost of revenues of $7.7 million and an increase in general and administrative expenses of $2.6 million. Also, there was an increase of $2.1 million of interest expense, partially offset by a decrease in taxes of $0.4 million.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenues

	For the year ended December 31,		$ Change	% Change
	2009	2008
	($ in Thousands)
Revenues	$98,335	$70,038	$28,297	40%

Revenues increased by $28.3 million, or 40%, to $98.3 million for 2009 compared to $70.0 million for 2008. Recurring revenues increased by $24.7 million from the sale of our products and services to new and existing customers. The increase in recurring revenues consisted of $14.5 million of colocation revenues and $10.2 million of interconnection revenues. The increase in revenues reflected an increase in the number of customers as well as higher average revenue per customer, driven in part by (i) facilities expansions during 2008 and 2009 which created additional capacity available for sale, and (ii) increasing interconnection growth between new and existing customers. Existing customers continue to drive revenue growth and comprised 70% of incremental revenues in 2009 compared to 72% in 2008. Cabinet equivalents billed increased 32% to 5,781 at December 31, 2009 compared to 4,390 at December 31, 2008. The number of cross connects was 28,272 at December 31, 2009, which reflects an 18% increase over December 31, 2008 cross connects of 23,867. Non-recurring revenues increased by $3.6 million primarily related to interconnection installations and technical support services as a result of the increase in customer installations and support services for an increased customer base.

Cost of Revenues

	For the year ended December 31,		$ Change	% Change
	2009	2008
	($ in Thousands)
Cost of Revenues	$60,577	$41,701	$18,876	45%
As a percentage of revenue	62%	60%

Cost of revenues increased by $18.9 million, or 45%, to $60.6 million for 2009 compared to $41.7 million for 2008. Total rent expense increased $8.4 million primarily due to the expansion of 21,910 square feet of space in our Los Angeles, Chicago and Phoenix markets in 2009, and the full year impact of the 2008 expansion of 85,974 square feet at our New York, New Jersey, Chicago, San Francisco, and Dallas facilities. Utilities increased $3.4 million due to the addition of new customers, additional usage by our existing customers, and rate increases. Due to the growth of our customer base and the expansion of our facilities, labor and materials increased by $2.3 million, repairs and maintenance increased $0.7 million, and cost related to interconnection services increased $0.4 million as we connected several of our facilities together in 2009. Depreciation and amortization of fixed assets increased $3.6 million to $5.5 million from $1.9 million, due to expansion of our colocation and interconnection facilities. We anticipate our cost of revenues will increase in absolute dollars as we continue our expansion efforts.

Sales and Marketing

	For the year ended December 31,		$ Change	% Change
	2009	2008
	($ in Thousands)
Sales and Marketing	$23,753	$36,826	$(13,073)	(35)%
As a percentage of revenue	24%	53%

Sales and marketing expenses decreased by $13.1 million, or 35%, to $23.8 million for 2009 compared to $36.8 million for 2008. The decrease was attributable to the reduction of amortization expense related to our customer relationship intangible assets to $14.0 million in 2009 from $28.2 million in 2008, or a $14.2 million decrease, as certain of these intangible assets became fully amortized. Excluding the amortization of intangible assets, sales and marketing expenses increased $1.1 million in 2009 from 2008, and were 9.9% and 12.3% of revenue, respectively, for 2009 and 2008. This $1.1 million increase was mainly the result of increased personnel related expenses resulting from an increase in headcount. We expect sales and marketing expenses to increase consistent with revenue growth as we continue to invest in sales distribution and marketing to achieve that growth.

General and Administrative

	For the year ended December 31,		$ Change	% Change
	2009	2008
	($ in Thousands)
General and Administrative	$15,607	$14,805	$802	5%
As a percentage of revenue	16%	21%

General and administrative expenses increased by $0.8 million, or 5%, to $15.6 million for 2009 compared to $14.8 million for 2008. The increase was attributed to an increase in personnel related expenses of $1.2 million resulting from an increase in headcount, offset by a $0.4 million reduction in other general and administrative expenses. We expect general and administrative expenses to increase as we add corporate support resources for our expansion efforts.

Interest Expense, Net

	For the year ended December 31,		$ Change	% Change
	2009	2008
	($ in Thousands)
Interest Expense, Net	$6,847	$6,984	$(137)	(2)%

The decrease in interest expense, net was due to lower interest rates on the mortgages on our 56 Marietta Loans (as defined under our Debt Obligations below) offset by higher interest rates and higher debt balances on our NY Credit Agreement (as defined below under our Debt Obligations below) as we borrowed an additional $25 million in two transactions in March and October 2009. Also, 2009 interest expense includes $0.4 million of fees associated with the amendments to our loan facilities in 2009. Interest expense was offset by $0.4 million in interest income in both 2009 and 2008.

Provision for Income Taxes

	For the year ended December 31,		$ Change	% Change
	2009	2008
	($ in Thousands)
Provision for Income Taxes	$1,458	$772	$686	89%

In 2009 we recorded deferred and current income tax expense of $1.0 million and $0.5 million, respectively. The deferred tax expense of $1.0 million was primarily due to amortization of goodwill associated with our acquisition of certain assets and liabilities of NYC Connect, LLC over a 15 year life for tax purposes. This creates a deferred tax liability which is not anticipated to reverse in the foreseeable future and cannot be offset against our deferred tax assets under GAAP. The $0.5 million current tax expense in 2009 was due primarily to federal alternative minimum tax and California franchise tax which could not be offset by net operating losses.

The deferred tax expense of $0.8 million in 2008 was primarily due to amortization of goodwill associated with our acquisition of certain assets and liabilities of NYC Connect, LLC over a 15 year life for tax purposes. This creates a deferred tax liability which is not anticipated to reverse in the foreseeable future and cannot be offset against our deferred tax assets under GAAP.

Net Loss

	For the year ended December 31,		$ Change	% Change
	2009	2008
	($ in Thousands)
Net Loss	$(9,919)	$(31,380)	$21,461	68%

Net loss decreased by $21.5 million or 68%, to $9.9 million for 2009 compared to a net loss of $31.4 million for 2008. The improvement was the result of a $21.7 million improvement in operating income resulting from an increase in revenue of $28.3 million and a decrease in sales and marketing expense of $13.1 million offset by an increase in cost of revenues of $18.9 million and an increase of general and administrative expenses of $0.8 million. In addition there was a reduction of $0.5 million on interest, net and other expenses due to reduced interest rates and an increase in taxes of $0.7 million.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenues

	For the year ended December 31,		$ Change	% Change
	2008	2007
	($ in Thousands)
Revenues	$70,038	$50,762	$19,276	38%

Revenues increased by $19.3 million, or 38%, to $70.0 million for 2008 compared to $50.8 million for 2007. Recurring revenues increased by $21.3 million from the sale of our services to new and existing customers. The increase in recurring revenues consisted of $13.5 million of colocation revenues and $7.8 million of interconnection revenues. 2008 revenues reflect a full year of revenue from our 111 8th Avenue facility which was acquired in connection with our acquisition of certain assets and liabilities of NYC Connect, LLC in March 2007. The increase in revenues also reflects an increase in the number of customers, as well as higher average revenue per customer, driven in part by (i) facilities expansions during 2008 and 2007 which created additional capacity, and (ii) increasing interconnection growth between new and existing customers. Cabinet equivalents billed increased 32% to 4,390 at December 31, 2008 compared to 3,337 at December 31, 2007. The number of cross connects was 23,867 at December 31, 2008, which reflects a 21% increase over December 31, 2007 cross connects of 19,692. Non-recurring revenues decreased by $2.0 million primarily related to installation services and technical support. The installation services revenue reduction is directly related to pricing reductions.

Cost of Revenues

	For the year ended December 31,		$ Change	% Change
	2008	2007
	($ in Thousands)
Cost of Revenues	$41,701	$31,766	$9,935	31%
As a percentage of revenue	60%	63%

Cost of revenues increased by $9.9 million, or 31%, to $41.7 million for 2008 compared to $31.8 million for 2007. Total rent expense increased $7.0 million primarily due to the expansion of 85,974 square feet at our New York, New Jersey, Chicago, San Francisco, and Dallas facilities in 2008, and the full year impact of the 2007 expansion of 58,783 square feet at our New York, Chicago, and Dallas facilities, along with rent increases. Utilities increased $2.4 million due to the addition of new customers, additional usage by our existing customers, and rate increases. Due to the growth of our customer base and the expansion of our facilities, costs related to labor and materials, repairs and maintenance, interconnection services, and security costs increased by $0.5 million.

Sales and Marketing

	For the year ended December 31,		$ Change	% Change
	2008	2007
	($ in Thousands)
Sales and Marketing	$36,826	$31,976	$4,850	15%
As a percentage of revenue	53%	63%

Sales and marketing expenses increased by $4.9 million, or 15%, to $36.8 million for 2008 compared to $32.0 million for 2007. The increase was attributable to increase in amortization expense of $1.4 million related to a full year of amortization expense for our customer contract intangible assets from the March 2007 NYC Connect, LLC acquisition. Excluding amortization expense, sales and marketing expenses were 12.3% and 10.1% of revenue, respectively, for 2008 and 2007, and increased $3.5 million in 2008 from 2007. This $3.5 million increase was mainly the result of increased personnel related expenses of $2.6 million as we increased headcount in sales and marketing department and $1.0 million in additional bad debt expense.

General and Administrative

	For the year ended December 31,		$ Change	% Change
	2008	2007
	($ in Thousands)
General and Administrative	$14,805	$14,321	$484	3%
As a percentage of revenue	21%	28%

General and administrative expenses increased by $0.5 million, or 3%, to $14.8 million for 2008 compared to $14.3 million for 2007. The increase was attributed mainly to personnel related expenses of $1.3 million resulting from increased headcount offset by a reduction of $0.9 million for one-time data migration costs.

Interest Expense, Net

	For the year ended December 31,		$ Change	% Change
	2008	2007
	($ in Thousands)
Interest Expense, Net	$6,984	$9,157	$(2,173)	(24)%

The decrease in interest expense, net, was due to lower interest rates on our 56 Marietta Loans (as defined under “—Debt Obligations” below) and our NY Credit Agreement (as defined under “—Debt Obligations below) as LIBOR rates decreased. Interest expense was offset by $0.4 million and $0.6 million in interest income in 2008 and 2007, respectively.

Provision (Benefit) for Income Taxes

	For the year ended December 31,		$ Change	% Change
	2008	2007
	($ in Thousands)
Provision (Benefit) for Income Taxes	$772	$(811)	$1,583	(195)%

The $0.8 million income tax benefit in 2007 resulted from net reductions to deferred tax liabilities (primarily regarding GI Partners Funds acquisition related intangibles), which were not fully offset by the valuation allowance increase for the year.

The deferred tax expense of $0.8 million in 2008 was primarily due to amortization of goodwill associated with our acquisition of certain assets and liabilities of NYC Connect, LLC over a 15 year life for tax purposes. This creates a deferred tax liability which is not anticipated to reverse in the foreseeable future and cannot be offset against our deferred tax assets under GAAP.

Net Loss

	For the year ended December 31,		$ Change	% Change
	2008	2007
	($ in Thousands)
Net Loss	$(31,380)	$(36,386)	$5,006	14%

Net loss decreased by $5.0 million, or 14%, to $31.4 million for 2008 compared to a net loss of $36.4 million for 2007. The improvement was the result of a $4.0 million improvement in operating income resulting from an increase in revenue of $19.3 million offset by an increase in cost of revenues of $9.9 million, an increase in sales and marketing expense of $4.9 million and an increase of general and administrative expenses of $0.5 million. In addition to the operating income, we improved $2.6 million on interest, net and other expenses which was offset by increase in provision for taxes of $1.6 million.

Liquidity and Capital Resources

As of June 30, 2010, we had $38.5 million of cash on hand (excluding restricted cash of $6.6 million). This cash balance is maintained primarily for operating and capital expenditure reasons and for short-term access to liquidity.

Historically, we have funded our operations and met our capital expenditures requirements primarily from our cash flows provided by operating activities, and through equity and debt financing. Our principal uses of cash have been for acquisitions, such as our acquisition of NYC Connect, LLC in March 2007, capital expenditures for expansion of operating facilities within existing and new sites throughout 2007, 2008, 2009 and the six months ended June 30, 2010, and funding our operating expenses, including any cash flow shortfalls from operations. These uses of cash were funded increasingly by cash provided by operating activities of $14.8 million, $27.9 million and $18.2 million in 2008, 2009 and the six months ended June 30, 2010, respectively. However, the cash used in investing activities of $55.7 million, $14.5 million, $29.0 million and $28.0 million for 2007, 2008, 2009 and the six months ended June 30, 2010, respectively, exceeded the cash provided by operating activities. As a result, we were required to secure equity and debt financing during these periods. We secured new equity and debt financing in 2007, 2008, 2009 and 2010, which provided cash flow from financing activities of $61.2 million, $14.6 million, $19.1 million, and $7.6 million, respectively, to support our operations and expansion projects. While we expect that our cash flows from operations will continue to increase, we expect our cash used in investing activities, primarily as a result of our expansion efforts, will continue to be greater than our cash flows generated from operating activities for at least the next twelve months.

We expect our principal sources of future liquidity to come from increasing cash flows provided by operating activities and additional financing activities we may pursue, such as this offering of common stock. We intend to use cash from operations and the net proceeds generated by this offering for capital expenditures, working capital and other general corporate purposes. We currently anticipate making aggregate capital expenditures of approximately $45 million to $65 million in 2010, primarily for the expansion of our Atlanta, New York Metro, Los Angeles and Chicago area facilities. In addition, we may also use a portion of the net proceeds of this offering to finance growth through the acquisition of, or investment into, businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no agreements or commitments for any specific acquisitions at this time.

We believe we have sufficient cash on hand, coupled with anticipated cash generated from operating activities and the proceeds from this offering to meet our operating and debt service requirements, and to complete our expansion plans, for at least the next twelve months. Our long-term future capital requirements will depend on many factors, most importantly the acquisition of additional facilities and the expansion of sellable space within our existing facilities, the continued growth of our revenue, the expansion of sales and marketing activities, and the continued demand for our products and services.

Our ability to generate cash depends on our financial performance, general economic conditions, technology trends and developments, and other factors. The U.S. economy is currently undergoing a period of economic uncertainty, and the U.S. financial markets are experiencing significant volatility. Despite the continued adverse general economic conditions, we have not experienced any material liquidity issues. While we believe we have sufficient liquidity and capital resources to meet our current operating requirements and expansion plans, we may want to pursue additional expansion opportunities within the next year which could require additional financing, either debt or equity. If we are unable to secure additional financing at favorable terms in order to pursue such additional expansions opportunities, our ability to maintain our desired level of revenue growth could be materially adversely affected.

Debt Obligations

On October 3, 2006, in connection with our acquisition by the GI Partners Funds, we entered into a $70.0 million demand note with GI Partners Fund II, L.P. and a $28.0 million demand note with GI Partners Side Fund II, L.P. (collectively, the Demand Notes). The Demand Notes were payable on demand, and bore interest at 10% per annum, which was also due and payable upon demand. In March 2007, $78.0 million of the Demand Notes were refinanced with proceeds from the 56 Marietta Loans (as defined below) and in September 2007, the remainder of the Demand Notes were refinanced with proceeds from the NY Credit Agreement (as defined below).

On March 8, 2007, (i) Colo Properties Atlanta, LLC (“Colo Properties”), our indirect, but wholly owned subsidiary, entered into a Loan Agreement with UBS Real Estate Securities, Inc. (the “Colo Properties Mortgage Loan”) pursuant to which UBS made a $60.0 million mortgage loan to Colo Properties secured by Colo Properties datacenter facility at 56 Marietta Street in Atlanta, Georgia, and (ii) CP Atlanta, LLC, the parent entity to Colo Properties, entered into a Mezzanine Loan Agreement with UBS pursuant to which UBS made a $20.0 million mezzanine loan to CP Atlanta, LLC. On August 10, 2007, these agreements were amended to bifurcate the mezzanine loan into two separate $10.0 million mezzanine loans (the “56 Marietta Mezzanine Loans”), one to CP Atlanta, LLC and the other to CP Atlanta II, LLC the parent of CP Atlanta, LLC, and to reflect certain minor changes. Collectively and as amended, we refer to these three loans as the 56 Marietta Loans.

In September 2007, telx—New York Holdings, LLC, our wholly owned subsidiary, and three of its subsidiaries (collectively, the “New York Borrowers”) entered into a senior secured credit agreement with CIT Lending Services Corporation, as agent (“CIT”), and certain lenders (as amended, the “NY Credit Agreement”). The credit agreement initially permitted the NY Borrowers to borrow up to $31.0 million, comprised of a $25.0 million term loan and a $6.0 million revolving credit facility, including letters of credit. In March 2009, the NY Borrowers amended and restated these agreements to provide for an additional $15.0 million of term loan borrowings. In June and September 2009, the New York Borrowers entered into amendments to these agreements, under which the lenders extended certain deadlines to request further expansions to the facility, among other things. On October 9, 2009, the New York Borrowers entered into another amendment to these agreements to further increase the term loan borrowings under the NY Credit Agreement by $10.0 million. The term loan facility provided by the NY Credit Agreement is sometimes referred to herein as the “NY Term Loan.”

On June 17, 2010, we and certain of our subsidiaries entered into a senior secured credit facility, consisting of a $150.0 million term loan and a $25.0 million revolving facility. The term loan matures on June 17, 2015 and the revolving loan matures on June 17, 2014. The credit facility is guaranteed by all of our current subsidiaries, and certain of our subsidiaries that we may acquire or create in the future, and is secured by substantially all of our and such subsidiary guarantors’ assets. The non-default interest rates for the loans under the credit facility are determined by reference to either LIBOR plus 6.00% or, at our election, a prime-based rate plus 5.00%. These margins are subject to increase in certain circumstances as set forth in the credit agreement. The margin increases will terminate, to the extent they occur, if our senior secured leverage ratio drops below a threshold set forth in the credit agreement or once all of our leasehold mortgages with Digital Realty Trust have been obtained. The credit agreement provides for a floor of 2.00% for LIBOR and a floor of 3.00% for loans based on the prime rate.

We used $138.1 million of the proceeds of the term loan to repay indebtedness outstanding under our NY Credit Agreement, the 56 Marietta Loans, other minor indebtedness, and to pay the fees and expenses of the transaction, and we used an additional $1.1 million of proceeds to pay accrued interest on repaid indebtedness. We intend to use the remaining proceeds from the borrowings to fulfill our and our subsidiaries’ working capital requirements and for general corporate purposes. We did not draw upon the revolving facility at closing, but when or if we do so, such proceeds will be used to fulfill our and our subsidiaries’ working capital requirements and for general corporate purposes. See “Description of Indebtedness—Secured Credit Facility.”

Sources and Uses of Cash

The following table sets forth a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)		($ in thousands)
Net cash provided by (used in) operating activities	$18,209	$12,026	$27,918	$14,845	$(4,717)
Net cash used in investing activities	(28,023)	(19,083)	(28,982)	(14,502)	(55,651)
Net cash provided by financing activities	7,631	13,352	19,081	14,590	61,243

Net Cash provided by Operating Activities

Net cash provided by operating activities was $18.2 million and $12.0 million for the six months ended June 30, 2010 and 2009, respectively. The increase in net cash provided by operating activities was primarily due to improved operating results as discussed above and improved working capital management primarily due to timing of vendor payments.

Net cash provided by operating activities was $27.9 million and $14.8 million for 2009 and 2008, respectively, and $4.7 million was used to support operating activities in 2007. The increase in net cash provided by operating activities was primarily due to improved operating results as discussed above and improved working capital management including the collections of accounts receivable. We expect that cash from our operations will continue to be a principal source of cash for the foreseeable future.

Net Cash used in Investing Activities

Net cash used in investing activities was $28.0 million and $19.1 million for the six months ended June 30, 2010 and 2009, respectively. For the six months ended June 30, 2010, our primary use of cash was for capital expenditures associated with our expansion efforts across our Atlanta and New York facilities. For the six months ended June 30, 2009, our primary use of cash was for capital expenditures associated with our expansion efforts across our New York and New Jersey facilities.

Net cash used in investing activities was $29.0 million, $14.5 million and $55.7 million for 2009, 2008, and 2007 respectively. In 2009, our primary use of cash was for capital expenditures associated with our expansion efforts across our New York, Chicago and New Jersey facilities. In 2008, our primary use of cash was for capital expenditures associated with our expansion efforts across our New York, Chicago, San Francisco and Dallas facilities. In 2007, our primary use of cash was for the purchase of certain assets and liabilities from NYC Connect, LLC for $46.0 million and for capital expenditures for all our facilities. We expect to continue to prudently expand our facilities and therefore capital expenditures will continue to be our primary use of cash.

Net Cash provided by Financing Activities

Net cash provided by financing activities was $7.6 million and $13.4 million for the six months ended June 30, 2010 and 2009, respectively. For the six months ended June 30, 2010, net cash provided by financing activities included a new debt financing of $150.0 million and proceeds from other financing obligations of $1.0 million. This was offset by payments for the UBS mortgage, the UBS mezzanine loan and the CIT loans of approximately $130.0 million, payments of $2.1 million for other financing obligations and $10.9 million of costs related to the new debt financing. Financing activities also included payments on our capital lease obligations of $0.4 million. For the six months ended June 30, 2009, our financing activities included proceeds from the CIT financing of $15.0 million and proceeds from other financing obligations of $1.8 million offset by payments of $2.0 million for other financing obligations, $0.2 million for capital leases and $1.2 million for financing costs.

Net cash provided by financing activities was $19.1 million, $14.6 million and $61.2 million for 2009, 2008 and 2007, respectively. In 2009 our financing activities included additional borrowings under the NY Credit Agreement in March for $15.0 million and October for $10.0 million in addition to capital leases entered into to finance equipment related to our expansion efforts, offset by repayments against the NY Term Loan, other loans, and capital leases. In 2008, our financing activities included the addition of $15.0 million of equity investment by the GI Partners Funds and $0.2 million of equity investment by Telxinvest, LLC, offset by repayments against the NY Term Loan, other loans, and capital leases. In 2007, our financing activities included the addition of $50.0 million of equity investment by the GI Partners Funds to fund the acquisition of certain assets and liabilities from NYC Connect, LLC, $0.8 million of equity investment by Telxinvest, LLC, the financing of the 56 Marietta Loans and, the NY Credit Agreement and related costs, offset by repayments of a $98.0 million bridge loan from the GI Partners Funds. We expect that cash provided by financing activities will continue to be a principal source of cash for the foreseeable future.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as of June 30, 2010.

Capital Lease Obligations

Obligations under capital leases at June 30, 2010 total $1.7 million.

We have entered into various lease agreements for equipment. These lease agreement terms are for three years and the base terms expire between 2011 and 2013. Certain lease agreements also include a bargain purchase option.

Contractual Obligations

The following table summarizes, as of December 31, 2009, our minimum payments for long-term debt and other obligations for the next five years and thereafter:

	2010	2011	2012	2013	2014	2015 and Thereafter	Total
	($ in Thousands)
Capital lease and other financing obligations	$916	$888	$347	$288	$317	$2,780	$5,536
Long-term debt(1)	13,301	116,693	—	—	—	—	129,994
Interest expense on long-term debt, capital lease and other financing obligations(2)	6,484	4,016	318	289	260	1,444	12,811
Operating lease obligations	27,132	28,732	29,581	29,342	29,518	571,036	715,341

Total contractual obligations	$47,833	$150,329	$30,246	$29,919	$30,095	$575,260	$863,682

(1)	Includes $80.0 million of the 56 Marietta Loans renewed through 2011, which we have an option to extend until March 2012. Repayment on our NY Credit Agreement includes estimates of mandatory prepayments based on estimated excess cash flow requirements. 2010 includes $6.0 million related to the revolving credit facility.
(2)	Interest is based on timing of debt repayments included in this schedule. Interest on the 56 Marietta Loans is estimated based on rates in effect for our December 2009 payment of 2.3% per annum. For NY Credit Facility interest is based on current rates in effect of 9.00% per annum.

In addition, pursuant to a management agreement, as amended, with the manager of the GI Partners Funds, or GI Manager, GI Manager is entitled to a management base fee as compensation for certain non-transaction related services specifically requested by our board of directors, in an annual amount to be determined by our board of directors during the first calendar quarter of each year during the term of the agreement, but not to exceed $0.8 million per year, plus reasonable expenses. For each of the years ended December 31, 2007, 2008 and 2009, our board of directors did not request from GI Manager any non-transaction related services and therefore, a management base fee was never incurred. In addition to this management base fee, GI Manager is also entitled to a 1.5% transaction closing fee with respect to any refinancing (other than with respect to the New Credit Facility which GI Manager is entitled to a 0.75% transaction closing fee), restructuring, equity or debt offering, acquisition, merger, consolidation, business combination, sale or divestiture. The management agreement will terminate immediately upon the date that this registration statement, of which this prospectus forms a part, is declared effective by the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Cap and Swap Agreements

On August 2, 2010, we entered into an interest rate cap agreement with a notional amount of $87.5 million with SunTrust Bank as required by the new credit agreement. The term of the agreement is eleven months, beginning on August 3, 2010 and ending on June 30, 2011. The agreement calls for a cap rate of 3% and a floating option of USD-LIBOR-BBA.

Also, on August 2, 2010, the Company entered into an interest rate swap agreement with a notional amount of $87.5 million with SunTrust Bank. The term of the agreement is two years, beginning on June 30, 2011 and ending on June 30, 2013. The agreement calls for a cap rate of 1.44% and a floating option of USD-LIBOR-BBA.

Fair Value.    We do not have material exposure to market risk with respect to investments, as all such investments are kept in money market accounts. We do not use derivative financial instruments for speculative or trading purposes; however, this does not preclude our adoption of specific hedging strategies in the future.

Commodity Price Risk.    Operating costs incurred by us are subject to price fluctuations caused by the volatility of underlying electricity prices at our facilities. We monitor the cost of electricity at our interconnection and colocation facilities closely. In a limited number of our facilities, we enter into power purchase agreements to fix the price at which we acquire electricity, typically over a one-year period. An immediate 10% increase or decrease in current power rates from their price as of June 30, 2010 would not have a material impact on our results of operations and would represent less than a $1 million difference in our aggregate power expense or approximately 1% of our cost of sales for the six months ended June 30, 2010. Power costs vary by geography and the source of the power generation and they further exhibit substantial seasonal fluctuation, however, we have not experienced fluctuations of this magnitude in the past across all facilities.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. In preparing our consolidated financial statements, we make estimates and assumptions that can have a significant impact on our financial position and results of operations. The application of our critical accounting policies requires an evaluation of a number of complex criteria and significant accounting judgments by us. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions, and these differences could be material.

Critical accounting policies are defined as those policies that require significant judgments and assumptions about matters that are highly uncertain at the time of the estimate and could potentially result in materially different results under different assumptions and conditions. See Note 2 of the Consolidated Financial Statements for additional information.

Revenue Recognition.    We follow the provisions of SEC Staff Accounting Bulletin No. 104, Revenue Recognition, and Accounting Standards Codification (ASC) FASB ASC Topic 605-25, Multiple-Element Arrangements.

We generate recurring revenue from providing colocation and interconnection services. More than 90% of our revenues are provided from these recurring revenues. The remaining revenues are nonrecurring and consist of installation services and technical support.

•	Colocation services are governed by the terms and conditions of a master service agreement. Customers typically execute agreements for one to three year terms. We bill customers on a monthly basis and recognize the revenue over the term of the agreement as the services are performed. Installation services for colocation services are recognized on a straight-line basis over the estimated life of the customer relationship.

•

Interconnection services are generally provided on either a month-to-month or one or multi-year term under an arrangement separate from those services provided under colocation services. Interconnection services include port and cross connect services. Port services are typically sold on a one or multi-year term and revenue is recognized in a manner similar to colocation services. Cross connect services are typically sold on a month-to-month basis. These interconnection services are considered as a separate earnings process that is provided and completed on a month-to-month basis. We bill customers on a monthly basis and recognize the revenue in the period the service is provided. Installation service revenue for these cross connect services is recognized in the period when the installation is complete. The earnings process from cross connect installation is culminated in the month the installation is complete.

•	Technical support services are provided on a time and materials basis and are billed and recognized in the period services are provided.

Revenue is recognized only when the service has been provided and when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured. Our customers generally have the right to cancel their contracts by providing prior written notice to us of their intent to cancel the remainder of the contract term. However, in the event that a customer cancels its contract, it remains obligated to the service commitments for the reminder of the term.

Allowance for Doubtful Accounts.    We make judgments as to our ability to collect outstanding receivables and provide allowances when collection becomes doubtful. Judgment is required to assess the likelihood of ultimate realization of recorded accounts receivable. If the financial condition of our customers were to deteriorate, resulting in an impairment of either their ability or willingness to make payments, an increase in the allowance for doubtful accounts would be required. Similarly, a change in the payment behavior of customers generally may require an adjustment in the calculation of the appropriate allowance. Each month, management reviews customer payment patterns, historical data and anticipated customer default rates of the various aging categories of accounts receivables in order to determine the appropriate allowance for doubtful accounts. We write off customer accounts receivable balances to the allowance for doubtful accounts when it becomes likely that we will not collect from the customer.

Property and Equipment and Other Long Lived Assets.    We have a substantial amount of property and equipment recorded on our balance sheet at cost. The vast majority of our property and equipment represents the costs incurred to build out or acquire our interconnection and colocation facilities. The majority of facilities are in properties that are leased. We commence depreciation when the assets are placed in service. We depreciate our property and equipment using the straight-line method over the estimated useful lives of the respective assets (subject to the term of the lease in the case of leased assets or leasehold improvements).

Accounting for property and equipment involves a number of accounting issues including determining the appropriate period in which to depreciate such assets, making assessments for leased properties to determine whether they are capital or operating leases and assessing the initial asset retirement obligations required for certain leased properties that require us to return the leased properties back to their original condition at the time we decide to exit a leased property. We determine estimated useful lives based on established accounting guidelines. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the related lease (including renewal periods, which are reasonably assured) or the estimated life of the asset.

Periodically we assess potential impairment of our property and equipment, primarily located at our facilities, and intangible assets with finite useful lives, in accordance with the provisions of FASB ASC Topic 360, Property, Plant and Equipment. We perform an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant loss of customers within a facility, significant changes in the manner of our use of the acquired assets or our overall business strategy, and significant industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. We recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the assets.

Goodwill and Other Intangible Assets.    Goodwill, which consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired, is evaluated for impairment on an annual basis, or whenever events or circumstances indicate that impairment may have occurred. We follow the provisions of FASB ASC Topic 350, Intangibles-Goodwill and Others when evaluating goodwill for impairment.

Intangible assets, including tradenames, contracts, customer relationships, and non-compete agreements arising principally from acquisitions, are recorded at cost less accumulated amortization. Intangible assets deemed to have indefinite useful lives, such as goodwill, are not amortized and are subject to annual impairment tests or whenever events or circumstances indicate impairment may have occurred. The goodwill impairment test involves a two-step approach. The first step involves a comparison of the fair value of each of the reporting units with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed. The second step involves a comparison of the implied fair value and carrying value of that reporting unit’s goodwill. To the extent that a reporting unit’s carrying amount exceeds the implied fair value of its goodwill, an impairment loss is recognized. Besides goodwill, the Company has no other intangible assets with indefinite lives. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company completed its annual impairment reviews as of September 30, 2009, 2008 and 2007 and determined that the fair value amount of its reporting units exceeded its carrying amount, and the Company is not at risk of failing step one; accordingly no impairment was recorded.

There are many assumptions and estimates used that directly impact the results of impairment testing, including an estimate of future expected revenues, earnings and cash flows, and discount rates applied to such expected cash flows in order to estimate fair value. We use both the income and market approach in step one of our goodwill impairment reviews and weight the results of both equally. Under the income approach, we develop an eight-year cash flow forecast and use our weighted-average cost of capital applicable to our reporting units as a discount rate. The weighted-average cost of capital was derived based on comparable public companies. We considered both what a market participant would likely consider and the characteristics of each public company, including an evaluation of the industry sector, size, growth rates, margins, and leverage profiles of the selected public guideline companies. This resulted in twelve guideline public companies that were used as a basis to derive the expected assumptions for the Company’s weighted-average cost of capital. This analysis requires assumptions and estimates derived from a review of our actual and forecasted operating results, approved business plans, future economic conditions and other market data. These assumptions require significant management judgment and are inherently subject to uncertainties.

Future events, changing market conditions and any changes in key assumptions may result in an impairment charge. While we have never recorded an impairment charge against our goodwill or intangible assets to date, the development of adverse business conditions in our reporting unit, such as higher than anticipated churn or significantly increased operating costs, or significant deterioration of our market comparables that we use in the market approach, could result in an impairment charge in future periods.

Operating and Capital Leases.    We occupy and operate facilities and offices under various leases. The leases include scheduled base rent increases over the terms of the leases. We recognize rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. We consider lease renewals in the useful life of its leasehold improvements when such renewals are reasonably assured. From time to time, we may receive construction allowances from our lessors. These amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

We lease certain property and equipment under capital lease agreements. The assets held under capital lease agreements and the related obligations are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets held under capital lease. Such assets are amortized over the shorter of the terms of the leases, or the estimated useful lives of the assets.

Accounting for Income Taxes.    We account for income taxes in accordance with the provisions of FASB ASC Topic 740, Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local state, and federal statutory tax audits or estimates and judgments used.

Realization of deferred tax assets associated with net operating loss and credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. We periodically review the recoverability of tax assets recorded on our balance sheet and provide valuation allowances as we deem necessary. Deferred tax assets could be reduced in the near term if our estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

Our income tax returns are periodically audited by the Internal Revenue Service and state and local jurisdictions. We reserve for tax contingencies when it is probable that a liability has been incurred and the contingent amount is reasonably estimable. These reserves are based upon our best estimation of the potential exposures associated with the timing and amount of deductions, as well as various tax filing positions.

Effective January 1, 2009, we adopted FASB ASC Topic 740. FASB ASC Topic 740 provides guidance for the recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FASB ASC Topic 740 resulted in no cumulative effect of a change in accounting principle being recorded on our consolidated financial statements for the year ended December 31, 2009. See Note 11 to our consolidated financial statements for the year ended December 31, 2009, for more information on income taxes.

Prior to 2009 and the adoption of FASB ASC Topic 740, reserves were recorded when management determined that it was probable that a loss would be incurred related to these matters and the amount of the loss was reasonably determinable. Subsequent to the adoption of FASB ASC Topic 740, we are required to recognize, at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority, the impact of an uncertain income tax position on our income tax return. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments to those positions.

Stock-Based Compensation

Effective January 2006, we adopted the fair market value method of recording stock-based compensation in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors. Under the fair-value recognition provisions of FASB ASC Topic 718, stock-based compensation cost is measured at the grant date based on the fair market value of the award using an option-pricing model and is recognized as an expense over the requisite service period, which is generally the vesting period.

Information regarding our stock option grants for 2007, 2008, 2009 and the six months ended June 30, 2010, is summarized as follows:

Grant Dates	Number of Options Granted	Exercise Price	Estimated Fair Market Value of Our Common Stock	Estimated Fair Value of Our Common Stock Options
May 1, 2007 – November 12, 2007	64,064	$20.00	$16.90 - $36.20	$11.68 - $25.60
June 2, 2008	41,121	$40.00	$39.70	$25.61
January 1, 2009	25,375	$40.00	$37.26	$23.32 - $24.21
July 1, 2009	11,400	$40.00	$39.65	$26.87 - $27.31
January 8, 2010	19,440	$45.00	$110.00	$89.49

Background of Valuations

Prior to this offering, in evaluating the fair market value of our common stock, we followed procedures that are consistent with the recommendations of the American Institute of Certified Public Accountants (AICPA) Practice Aid regarding “Valuation of Privately-Held Company Equity Securities Issued as Compensation”. Our management and board of directors made its determinations as to the fair market value in connection with the grant of stock options exercising its best reasonable judgment at the time. In the absence of a public market for our common stock, numerous objective and subjective factors, referred to as the key valuation considerations, were analyzed to determine the fair market value at each grant date, including the following:

Business Conditions and Results:

•	Our actual financial condition and results of operations during the relevant period;

•	The status of strategic initiatives to expand our facilities to increase the target market for our products and services;

•	The competitive environment that existed at the time of the valuation;

•	All important developments for us including the growth of our customer base, the progress of our business model, and the introduction of new services;

•	The status of our efforts to build our management team and to retain and recruit the talent and organization required to support our anticipated growth;

Market Conditions:

•	The market conditions affecting the colocation/datacenter, hosting and technology industries;

•	The general economic outlook in the U.S.;

•	The market prices of various publicly-held colocation/datacenter, hosting and technology companies operating in our industry and other marketplaces similar to our business;

Liquidity and Valuation:

•	The fact that the option grants involved illiquid securities in a private company;

•

The likelihood of achieving a liquidity event for the shares of our common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions and our relative financial condition at the time of grant; and

•	A series of valuations conducted by an independent third party valuation firm.

The major drivers and assumptions used in calculating the fair market value of our shares include:

•

Company Performance and Projections. Management prepared financial forecasts for an eight-year period from the date of valuations, which were used, along with historical financials and information in regard to any material events and trends, as a basis for the valuations.

•

Comparable Companies. Several companies in the colocation/datacenter, hosting or technology services industry publicly traded on securities markets were selected in all valuations for reference as our comparable companies in order to derive market multiples.

•

Capital Market Valuation Multiples. Updated capital market data of selected comparable companies was obtained and assessed, and multiples of enterprise value to revenue and enterprise value to earnings before interest, taxes, depreciation, and amortization were used for market approach valuation requirements.

•

Valuation Approach. We utilized the income approach and market approach in our historical valuations. The income approach differs from the market approach in that the income approach is based on entity-specific assumptions, whereas the market approach is based on observable valuation ratios of comparable companies. We utilized the market approach as the primary valuation approach for grants between May 1, 2007 and August 31, 2007 because the recent acquisition of us by the GI Partners Funds in October 2006 and the substantial remaining operational deployment risks associated with achieving management’s forecasts at this time resulted in the conclusion that the recent acquisition price established a reasonable estimate of our enterprise value. We also considered subsequent events and changes in circumstances from October 2006 to the grant dates to arrive at a concluded grant-date fair value estimate. Given the differences between the rights, restrictions and preferences of the various classes of preferred and common stock holders (see discussion below), we selected the option method to allocate the resulting enterprise value.

For the 2008 and 2009 grants, we determined that there was sufficient data to develop reasonable income and cash flow estimates, and therefore we utilized the income and market approach under a probability-weighted expected return method to estimate grant-date fair value of the awards. Under this methodology, the enterprise value of the Company and the common stock is estimated based upon an analysis of future value for the entire enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of these expected outcomes, as well as the rights of each class of preferred and common stock. For purposes of these probability-weighted present values, we contemporaneously modeled our future outcomes to include six different potential future scenarios all of which involved an initial public offering, a strategic merger or sale event within one to four years of the respective valuation date, with a consistent weighting of 40% to the scenarios assuming an initial public offering in one to two years from the respective valuation date. We did not allocate any probability to a long term “stay private” scenario as the likelihood of this occurring was estimated to be very small in consideration of the majority stockholder’s investment strategy. Our valuation for the January 8, 2010 grants initially began with an evaluation of the key valuation considerations discussed above as well an updated independent valuation report prepared as of a September 30, 2009 valuation date. Consistent with our valuation process established prior to 2010, this valuation utilized a consistent probability-weighted expected return method to estimate fair value based upon the probability-weighted present value of these expected outcomes, as well as the rights of each class of preferred and common stock, and we contemporaneously modeled our future outcomes to include six different potential future scenarios. This valuation resulted in a grant date fair value of common stock of $45.00 per share, which was the basis for establishing the exercise price for the employee stock options issued on the January 8, 2010 grant date. However, in connection with the preparation of the financial statements for the three months ended March 31, 2010, we reassessed the estimated grant date fair value of our common stock in light of the potential completion of our initial public offering and preliminary discussions relating to our potential pricing range. As a result of this reassessment, we determined our grant date fair value is $110 per share. During this process, we also reviewed comparable company market prices around the January 2010 grant date, and indicators of potential pricing from discussions with our underwriters. As part of this reassessment, we also determined that a discount for lack of marketability of 10.0% was more appropriate with respect to the determination of fair value for the grants in 2010, rather than the prior discounts which ranged from 25.2% to 38.7% over exit alternatives that ranged from one to four years. We also determined that a 100% probability should be assigned to the scenario that considered an initial public offering within the following twelve months. This determination was made because, in retrospect, we now consider the formal discussions with investment bankers in mid-January 2010 to be a key event that has proven to have provided additional certainty that we could achieve an initial public offering. Since January 2010, our underwriters have communicated an estimated valuation range per share of common stock to be sold in our initial public offering, assuming an offering is completed in June 2010. While our underwriters have noted fluctuations in the market values of comparable public companies during this period, the current expected valuation range is consistent with our assessment of fair value in January 2010. We considered the valuation range proposed by the underwriters relative to our financial results and the current economic conditions and determined our reassessed grant date fair value of common stock is $110.

We also reassessed the estimated accounting fair value of our common stock prior to 2010, considering key valuation considerations, including each independent valuation report delivered during the period 2007 through 2009. Our most recent prior grant was on July 1, 2009. Throughout 2007, 2008 and 2009, our management and board of directors talked with advisors with respect to the potential acceptance and success of our business plan in the market. We believed that during 2007 and 2008, there was significant uncertainty as to whether we could achieve the necessary scale and profitability and therefore uncertainty that a liquidity event would occur or whether we would achieve an attractive valuation in a liquidity event. From late 2008 to October 2009, our board of directors took into consideration the occurrence of adverse changes in global financial and stock markets and deteriorating business conditions in the United States. These changes and business conditions resulted in a freezing of capital and credit conditions, and the U.S. and global economies fell into a deep recession and economic contraction, before the U.S. financial and stock markets began to recover in March 2009 and the U.S. economy began to stabilize in the third quarter of 2009. The U.S. Gross Domestic Product declined during this period, before beginning to recover slightly in the third quarter of 2009. The U.S. unemployment rate increased significantly throughout this period. A new presidential administration and government proposals to provide economic stimulus in 2009 caused further uncertainty. The enterprise values of many of our publicly-traded peers fell sharply during this period before beginning to recover during the second and third quarters of 2009. The factors noted above more than offset any positive financial results and adversely affected our assumptions of the expected type, timing and likelihood of possible liquidity scenarios, and reduced the fair market value of our common stock under various initial public offering and sale scenarios as determined by our board of directors before improving in the third quarter of 2009. As a result, the fair market value of our common stock decreased during this period before recovering in part during the third quarter of 2009. As a result of these considerations, given the uncertainty of our business projections and market dynamics, our board of directors determined that the exit event probabilities utilized in the contemporaneous valuation performed prior to 2010 were appropriate in light of the 40% weighting being ascribed to scenarios involving an initial public offering.

Between October 2009 and December 2009, the U.S. economy and financial and stock markets continued to recover and the capital and debt markets continued to improve. For example, between October 2009 and December 2009, the Dow Jones Industrial Average increased 8.6% and the U.S. economy and U.S. Gross Domestic Product are estimated to have continued to improve. In addition, we believe that technology capital spending generally continued to increase. Our prospects and our expectations of growth continued to improve and our outlook regarding the fair market value of our common stock under various initial public offering and sale scenarios improved. In addition, in January 2010 we held our “organizational meeting” for our initial public offering; in March 2010 we filed the registration statement of which this prospectus is a part; and in May 2010 we filed our first amendment to the registration statement. All of these actions signaled that an initial public offering was becoming more likely, which would result in liquidity for the common stock and elimination of the superior rights and preferences of the preferred stock. This positively affected assumptions of the expected type, timing and likelihood of possible liquidity scenarios.

Critical assumptions required to perform the probability-weighted expected return method included the following:

Valuations – Expected valuations under each future event scenario were estimated based upon consideration of management’s performance and projections, review of capital market data and review of changes in comparable company multiples.

Timing – Expected dates of each event were estimated based upon discussion with our management and analysis of public market and economic conditions. Exit events ranged from one to four years in the future depending on the valuation date, for an estimated event date between 2009 and 2012.

Discount rates – Risk-adjusted rates of return were standardized across scenarios at the cost of equity as determined under capital asset pricing models. Discount rates ranged from 18.7% to 21.1% depending on the event timing under consideration.

Event probabilities – Estimates of the probability of occurrence of each event were based on discussions with our management and an analysis of market conditions as discussed above. Generally, a higher probability of achievement means a lower risk of achieving the operating projection or event timing objective and vice versa.

Discounts – Appropriate marketability discounts, required to estimate the per share value of the various share classes in each scenario. For marketability discounts, we considered both qualitative and quantitative methods to estimate the discount for lack of marketability, including (i) qualitative assessment based on Company characteristics and restricted stock studies, (ii) statistical regression analysis based on restricted stock studies and (iii) protective put option analysis. Discount for lack of marketability ranged from 19.8% to 39.8% depending on the event timing under consideration, except in the case of the January 2010 grants as noted above.

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Rights, restrictions and preferences of our preferred and common stock holders. The distribution of equity value to our various ownership classes was a consideration in determining the fair market value of our common stock in these historical valuations. We had Series A Preferred Stock, Series B Contingent Preferred and Common Stock outstanding as of each valuation date, as well as an outstanding option to acquire Series A Preferred Stock that expired unexercised in October 2008. Shares of Series A Preferred Stock are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of Series B Preferred Stock or Common Stock, an amount per share equal to a 10% preferential return. Shares of the Series B Contingent Preferred participate in distributions under certain liquidation scenarios and are subject to certain conversion ratios based on the internal rate of return to the Series A Preferred Stock. The rights, restrictions and preferences of our preferred and common stock impact the distribution of proceeds in a hypothetical exit event and thus impact the fair market value of our common stock. For example, influencing factors include (i) Series A Preferred Stock dividends that accumulate as time passes between valuations and future exit events, increasing the requirement for greater enterprise value changes to increase value to the common stockholders, (ii) distributions to the Series B Contingent Preferred increase or decrease based on internal rate of return to the Series A Preferred Stock stockholders, which translate into less or more proceeds to the common stockholders, respectively, (iii) assumptions about the exercise of the Series A Preferred Stock option, and (iv) impacts to equity value based on debt financing and cash balances, which decrease and increase equity value and resulting common stock value, respectively.

All of our valuations were performed at or near the grant dates of the awards and there were no material changes to our business or value drivers between the valuation date and the grant dates.

Although our board of directors carefully considered the key valuation considerations, the primary factors impacting the valuations are (i) our periodic assessment of execution risk in achieving our operating and exit objectives, (ii) the steady and continued improvements in our financial performance primarily in revenue and operating income growth, (iii) the fluctuations resulting in favorable and unfavorable comparisons to our public company comparable set and prevailing economic conditions impacting the capital markets, and (iv) the dynamics of our preferred and common equity class structure which impacts value allocations as a result of certain preferred returns and dividend entitlements.

There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been significantly different. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock-based awards to continue to attract and retain employees and nonemployee directors.

Board Experience

Our board of directors includes individuals with significant business, finance and/or venture capital experience. During the periods set forth in the table, our board of directors was comprised of several individuals with experience in valuing technology companies and pricing stock options. These board members are familiar with the valuations of technology companies entering into initial public offerings, as well as with the market for the acquisition of technology companies similar to our stage of development.

Consideration of Independent Valuation Firm Qualifications

Our consideration of the valuations from the independent third party valuation firm at the time of the determination of fair market value is consistent with the guidance set forth in the AICPA because:

•	The independent third party valuation firm is independent;

•	The independent third party valuation firm considered the cost, income and market methods of valuation and determined the method to use based on our stage of life, revenues and outlook;

•	The independent third party valuation firm’s valuations were finalized before we established fair market value, not after the fact; and

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The independent third party valuation firm documented its assumptions and methods in its reports and those assumptions and methods were considered to be a consistent and reasonable basis for that assessment.

Consistent with the AICPA and the Staff Commentary, the independent third party valuation firm’s valuations utilized historical and prospective discussions of our performance. The prospective analysis was based on financial plans provided to the independent third party valuation firm by management.

The independent third party valuation firm also selected companies utilized for the market valuation approach, and we and the independent third party valuation firm agreed these were comparable peers due to the nature of their products and services, size and current market positions. In the analyses, factors that distinguished us from the peer companies were noted and taken into account.

Information regarding the third party valuations of our common stock during the period beginning December 31, 2006 and ending on September 30, 2009 is summarized as follows:

Date of Valuation Report	Effective Date of Valuation (as stated in the Valuation Report)	Value of Common Stock
March 27, 2007	December 31, 2006	$16.90
April 8, 2008(1)	September 30, 2007	$36.20
June 11, 2008(1)	May 1, 2008	$39.70
April 2, 2009	September 30, 2008	$37.26
July 14, 2009	May 1, 2009	$39.65
December 22, 2009(2)	September 30, 2009	$36.03

(1)	Both of these valuation reports were reviewed in conjunction with determining the fair value of our common stock for the June 2, 2008 grants.
(2)	This valuation was completed before we began the initial public offering planning process and reflects a probability-weighted valuation across six scenarios. We adjusted this valuation to reflect a 100% probability scenario for an initial public offering within one year to determine our grant date fair value for accounting purposes in the first quarter 2010.

In accordance with FASB ASC Topic 718, we use the Black-Scholes option pricing model to determine the fair market value of the stock options on the grant dates for share awards made on or after January 1, 2006. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions to determine the fair market value of stock-based awards, including the deemed fair market value of the underlying common stock on the date of grant and the expected volatility of the stock over the expected term of the related grants. The value of the award is recognized as expense over the requisite service periods on a straight-line basis in our consolidated statements of income, and reduced for estimated forfeitures. FASB ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Based upon an assumed initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of June 30, 2010 was $         million, of which $         million related to vested options and $         million to unvested options.

Claims and Contingencies.    We are subject to various claims and contingencies related to legal, regulatory, and other matters arising out of the normal course of business. Our determination of the treatment of claims and contingencies in the consolidated financial statements is based on management’s view of the expected outcome of the applicable claim or contingency. Management may also use outside legal advice on matters related to litigation to assist in the estimating process. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible, or if an estimate is not determinable, disclosure of a material claim or contingency is disclosed in the Notes to the Consolidated Financial Statements. We re-evaluate these assessments on a quarterly basis or as new and significant information becomes available to determine whether a liability should be established or if any existing liability should be adjusted. However, the ultimate outcome of various legal issues could be different than management’s estimates and, as a result, adjustments may be required.

Recent Accounting Standards

In March 2008, the Financial Accounting Standards Board (“FASB”) issued FASB ASC Topic 815, Derivatives and Hedging. FASB ASC Topic 815 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for, and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FASB ASC Topic 815 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008.

Accordingly, we adopted FASB ASC Topic 815 beginning in fiscal 2009. The adoption of FASB ASC Topic 815 did not have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FASB ASC Topic 350-30, General Intangibles Other than Goodwill. FASB ASC Topic 350-30 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB ASC Topic 350-10. This change is intended to improve the consistency between the useful life of a recognized intangible asset under FASB ASC Topic 350-10 and the period of expected cash flows used to measure the fair value of the asset under FASB ASC Topic 805-10 and other GAAP. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FASB ASC Topic 350-30 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FASB ASC Topic 350-30 did not have a material impact on our consolidated financial statements.

Effective January 1, 2009, we adopted the remaining provisions of FASB ASC Topic 820, Fair Value Measurements and Disclosures, related to fair-value measurements of certain nonfinancial assets and liabilities. The adoption of the remaining provisions of FASB ASC Topic 820 did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of FASB ASC Topic 855, Subsequent Events is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. Our adoption of the new guidance did not have a material effect on our consolidated financial statements. We evaluated subsequent events through the date the accompanying consolidated financial statements were issued, which was March 18, 2010.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. Accounting Standards Update (ASU) 2009-05 amends FASB ASC Topic 820, Fair Value Measurements and Disclosures, by providing additional guidance clarifying the measurement of liabilities at fair value. ASU 2009-05 applies to the fair value measurement of liabilities within the scope of FASB ASC Topic 820 and addresses several key issues with respect to estimating fair value of liabilities. Among other things, ASU 2009-05 clarifies how the price of a traded debt security (an asset value) should be considered in estimating the fair value of the issuer’s liability. ASU 2009-05 is effective for the first reporting period beginning after its issuance. The adoption of ASU 2009-05 did not have a material impact on our consolidated financial statements.

In September 2009, we adopted FASB ASC Topic 105, Generally Accepted Accounting Principles. FASB ASC Topic 105 establishes the FASB Accounting Standards CodificationTM (Codification) to become the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. FASB ASC Topic 105 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements. ASU 2009-13 supersedes certain guidance in FASB ASC Topic 605-25, Multiple-Element Arrangements and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative-selling-price method). ASU 2009-13 eliminates the use of the residual method of allocation in which the undelivered element is measured at its estimated selling price and the delivered element is measured as the residual of the arrangement consideration, and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables subject to ASU 2009-13. ASU 2009-13 must be adopted no later than the beginning of the first fiscal year beginning on or after June 15, 2010, with early adoption permitted through either prospective application for the revenue arrangement entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. The adoption of ASU 2009-13 is not expected to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 Improving Disclosure about Fair Value Measurements, which amends the use of fair value measures and the related disclosures. ASU 2010-06 requires new disclosures for transfers in and out of Level 1 and Level 2 fair value measurements. ASU 2010-06 is effective for financial statements issued for interim and annual periods ending after December 15, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855) that amended guidance on subsequent events. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements for the period ended March 31, 2010.

In March 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-11, Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives (ASU 2010-11) (codified within ASC 815 - Derivatives and Hedging). ASU 2010-11 improves disclosures originally required under SFAS No. 161. ASU 2010-11 is effective for interim and annual periods beginning after June 15, 2010. The adoption of this standard did not have a material impact on our consolidated financial statements.

BUSINESS

Company Overview

Telx is a leading provider of network neutral, global interconnection and colocation solutions in the United States. Our interconnection and colocation offerings enable customers to seamlessly connect to hundreds of diverse communications networks and other enterprises. Additionally, we provide a secure and reliable environment to house customers’ mission-critical equipment and time sensitive data. We believe that our 15 facilities, located in nine tier-1 markets, are some of the most strategically positioned datacenters in the United States. These facilities are located at the primary intersections of multiple, major international and domestic fiber routes where we believe Internet and private network traffic is most concentrated and interconnection demand is highest. We believe that our average of 37 physical interconnections per customer as of June 30, 2010 gives us greater physical interconnection density than our competitors. Over the last two years, we have grown our revenues from $50.8 million in 2007 to $98.3 million in 2009, representing a compound annual growth rate of 39%, and our net losses have decreased from $36.4 million to $9.9 million over the same period. For the six months ended June 30, 2010, we had revenues of $61.2 million and net income of $3.0 million.

As a network neutral provider, we do not own or operate our own network, allowing us to act as an unbiased intermediary in providing the necessary interconnection products and related services that facilitate the exchange of communications network traffic between our customers. Customers within a Telx facility are able to connect to any other customer within the facility, including up to 300 communications service providers, depending on the facility. These interconnections effectively allow a customer to replace their existing and more expensive network alternatives. Through these interconnections, our facilities host diverse and densely populated ecosystems of communications service providers, enterprises, online media, video and content providers, and other entities. Our customers benefit from a wide choice of networks, reduced network costs, improved capital budget efficiency, improved performance and access to revenue opportunities with accelerated time to market.

Our customers rely on our offerings to support their mission-critical communication and information technology (IT) infrastructure needs. Our products and related services enable the exchange of increasing volumes of content and information from across the globe, creating a global connectivity marketplace to support and accelerate our customers’ business growth. With 830 customers and 30,536 total physical interconnections within our facilities as of June 30, 2010, our interconnection-centric model targets customers that value the interconnection density in our secure and reliable environments. We evaluate market leadership based on publicly available information for physical interconnections per customer and our experience in the industry. Based on this framework, we believe that our average of 37 physical interconnections per customer as of June 30, 2010 makes us a leading network neutral, global interconnection and colocation solutions provider in the United States. We believe that the interconnection density within our facilities can create a network effect that increases the value proposition of our products and related services. Because each additional customer added to a facility can connect to all of the other customers already in that facility, with the addition of each new customer, the potential number of interconnections in our facilities increases. We believe that this enhances our ability to both retain existing customers and attract new customers. Our 15 interconnection and colocation facilities are located in the New York Metropolitan area, the San Francisco Bay area, Los Angeles, Dallas, Chicago, Atlanta, Phoenix, Charlotte and Miami.

The global Internet datacenter market is estimated to grow at a compound annual growth rate of 19% from $9.2 billion in 2008 to $15.5 billion in 2011 according to Tier1 Research’s Internet Datacenter Global Markets Overview—2010 report. Increasing demand for our network neutral interconnection and colocation products and related services is being driven by powerful trends, including:

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favorable datacenter supply and demand dynamics (according to Tier1 Research, between 2008 and 2012, datacenter supply growth will range from 3.5% to 6.5%, lagging demand growth of between 8% and 17%);

•	continued growth in Internet traffic (according to Cisco Visual Networking Index, from 2008 to 2013, worldwide consumer Internet traffic will grow at a 40% compound annual growth rate);

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increasing enterprise adoption of datacenter outsourcing and network based applications (according to a December 2008 poll conducted at the Gartner DataCenter Conference, 66% indicated that they expected to have at least 1,000 square feet of colocation space within the next twenty-four months (Source: Gartner, Dataquest Insight: The Changing Colocation and Data Center Market, January 23, 2009));

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continued adoption of Ethernet technologies (according to The Insight Research Corporation, U.S. enterprises and consumers are expected to spend more than $27 billion over the next five years on Ethernet services provided by telecommunications carriers);

•	continued growth in Internet video (according to Cisco Visual Networking Index, in 2013, Internet video will account for over 60% of all consumer Internet traffic in 2013);

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emerging computing technologies such as cloud computing (according to Gartner predictions, the cloud computing market will reach $150 billion in 2013, growing from approximately $56 billion in 2009 (Source: Gartner, Dataquest Forecast: Sizing the Cloud; Understanding the Opportunities in Cloud Services, March 18, 2009));

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increasing demand for proximity hosting and low latency networking (according to a recent SEC concept release, the New York Stock Exchange’s average speed of execution for small, immediately executable (marketable) orders decreased from 10.1 seconds in January 2005 to 0.7 seconds in October 2009); and

•	increasing datacenter power and cooling requirements (according to Nemertes Research, 25% of datacenters between 5,000 square feet and 50,000 square feet had insufficient power in 2009).

Our business is characterized by significant monthly recurring revenue, low churn (or loss of revenue), and a predictable cost structure. We generate revenue by charging our customers a recurring monthly fee for our interconnection and colocation products and related services, a one-time fee for the installation of related colocation and interconnection products, and an hourly or a subscription fee for technical support services. The combination of our recurring revenues, representing approximately 94% of our total revenue for the six months ended June 30, 2010, and our low churn provides us significant visibility into our revenue generating capabilities for the coming years. We believe our high interconnection density demonstrates an interconnection-centric business model that differentiates us from our competition. It improves our ability to maximize revenues and profitability relative to other predominately colocation-centric providers that do not have a similar level of interconnection density within a comparable physical footprint. Additionally, our interconnection-centric model improves our profitability and capital efficiency because we can add a significant number of interconnections between existing customers within our facilities without leasing additional space or incurring significant additional costs.

Our revenue growth since 2007 is primarily the result of organic growth, consisting of increasing amounts of our products and related services provided to existing and new customers. From December 31, 2007 to December 31, 2009, we grew our customer base from 495 to 763 customers representing a 24% compound annual growth rate and our total physical interconnections from 19,692 to 28,272 representing a 20% compound annual growth rate. Over the same period, to meet our customers’ increasing demand for our products and related services, we expanded our footprint from 370,543 gross square feet to 478,412 gross square feet representing a compound annual growth rate of 14%. At June 30, 2010, our customer base had increased to 830, total physical interconnections had increased to 30,536 and our footprint had expanded to 509,895 square feet. The growth in our facility footprint was accomplished through the addition of three new facilities and the expansion of our existing space within our other facilities. We believe that our existing customer base, products and services will continue to grow which will enhance the ecosystems within our facilities and in turn support our ability to attract new customers.

Industry Overview

The increased adoption of network centric applications such as SaaS, on-line video, social networking, cloud computing services, and enterprise IT systems requires an increasing number of connections among the networks that provide the underlying infrastructure. Interconnection and colocation providers have secure and reliable facilities that enable those connections to be made. In the markets we serve, we believe that our facilities offer the greatest number of interconnection options due to their strategic locations in dense, urban population centers where global communications networks intersect.

No single communications network connects every origin and destination point, and as a result, networks must connect with other networks to reach beyond the physical infrastructure of an individual network. Historically, the numerous networks that comprise the Internet initially connected with each other through public network access points that were established by non-profit organizations and government entities. Later, during the 1990s, ownership of the network access points transferred to telecommunications carriers. However, limited investment by the telecommunications carriers, difficulties scaling the various networks, and increased competition among telecommunications service providers resulting from the deregulation of the communications industry, then led Internet service providers to establish independent links connecting their facilities.

Ultimately, the expense associated with implementing, maintaining and upgrading these independent links led to the creation of commercial, network neutral Internet exchanges and interconnection facilities to accommodate the growing global data transfer needs of the Internet as well as private networks. The increasing amount of data exchanged across the Internet and private networks resulted in increasing demands on enterprise IT systems and datacenters that necessitated expanding levels of related expenditures. The development of colocation facilities allowed datacenter equipment to be housed in secure and reliable offsite facilities operated by third parties, providing access to competencies and capital efficiencies that were attractive from both a financial and business continuity perspective.

Interconnection

Interconnection facilitates the cost efficient exchange of information between communications service providers, enterprises, online media, video and content providers and other entities either directly between two parties (referred to as physical interconnection) or within an intermediary device among multiple parties (referred to as peering). Direct connections most commonly take the form of a fiber optic or Ethernet cable connected between the communications equipment of the two parties. Peering requires the use of an intermediate device, such as an Ethernet switch, to connect one network to many networks. With datacenter equipment of numerous communications services providers and enterprises located in close proximity, thousands of interconnections can be made without the need to add incremental space or to incur significant cost.

Interconnection generally provides a more cost-effective, lower latency, more rapidly deployed method of network traffic exchange than the metro fiber or local loop alternatives, which generally require the deployment of underground fiber to physically connect the datacenter facilities of entities. Parties interconnecting within a common interconnection facility can connect directly, do not require a third party to manage the connection once initially established, and can exchange data over shorter distances with lower capital requirements. Furthermore, the proximity of numerous interconnection customers within a single facility generates network efficiencies that result in cost savings and shorter time to market.

Colocation

Colocation offers the space and power required by customers which locate their datacenter equipment (including routers, switches, servers and storage arrays) within offsite facilities. Colocation facilities are usually characterized by temperature controlled environments for optimal equipment operation as well as redundant power supplies and network access. Colocation space is generally sold as units of cabinets or cages, which hold multiple cabinets. In order to promote more efficient methods of network access, colocation facilities are generally located near a clustering of communications service providers and offer interconnection products and services between the enterprises, online media, video and content providers, communications service providers and others housed within them.

Colocation facilities are generally divided into two groups: non-network neutral and network neutral.

Non-network neutral colocation facilities are run by companies that own or operate one or more networks. Generally they require companies located within their facilities to use their networks and services. These limitations on a customer’s network options can result in higher pricing for network access, as well as an inability to easily change network providers to achieve efficient operating results by altering network providers when required by technology. In addition, the use of a single network provider limits disaster recovery capabilities should the network fail.

Network neutral colocation facilities are run by companies that do not own or operate a network. As a result, they offer customers access to multiple networks and allow customers to select the networks best suited to their communications needs. We believe network neutral facilities provide the customer with a choice of providers and therefore lower costs, improved disaster recovery capabilities and better operational performance than non-network neutral providers who necessarily limit their customers’ options.

Customer requirements for colocation products vary due to the nature of the underlying customer application and their associated space and latency requirements. Generally, applications within the communications service provider, online media, video and content provider, and certain other sectors require low latency interconnection to multiple parties. To meet these requirements, numerous entities must be colocated in proximity to each other, which places a premium on space. On a relative basis, applications such as shared hosting, data storage and business continuity/disaster recovery, place a greater emphasis on their need for physical space to accommodate equipment that houses large volumes of data. To meet their primary volume requirement at reasonable cost levels, owners of these applications generally tolerate higher latency thresholds and do not require the same diversity of interconnections. We believe that our customers are willing to pay a premium for colocation space within our facilities given the robust, low latency interconnection products and related services we provide.

Industry Trends

The global Internet datacenter market is estimated to grow at a compound annual growth rate of 19% from $9.2 billion in 2008 to $15.5 billion in 2011 according to Tier1 Research’s Internet Datacenter Global Markets Overview—2010 report. We believe that principal drivers of this growth include favorable datacenter supply and demand dynamics, continued growth in Internet traffic, increasing enterprise adoption of datacenter outsourcing and network based business applications, continued adoption of Ethernet technologies, continued growth of Internet video, emerging computing technologies such as cloud computing, and increasing demand for proximity hosting and low latency enablement. Additionally, the increasing power and cooling requirements of datacenter equipment may result in increasing demand for colocation products and related services.

Favorable Datacenter Supply and Demand Dynamics.    We believe that the demand dynamics in the colocation industry are attractive relative to supply expectations as a result of consolidation, historical underinvestment and accelerated demand growth. From 2008 through 2012, growth in supply for datacenters is forecast to vary between 3.5% and 6.5% according to Tier1 Research, significantly below expectations for growth in demand for datacenters, which Tier1 Research expects to grow at annual rates varying between 8% and 17% over the same time period. We believe this favorable supply and demand dynamic will continue to support a stable pricing environment for our products and related services.

Continued Growth in Internet Traffic.    According to Cisco Visual Networking Index, from 2008 to 2013, worldwide consumer Internet traffic is forecasted to grow at a 40% compound annual growth rate while worldwide business Internet traffic is forecasted to grow at a 33% compound annual growth rate. This growth is attributed to a number of trends including increased broadband penetration, popularity of online video content, use of peer-to-peer web applications and smartphone adoption. We believe this ongoing growth in the amount of data created, transferred and exchanged will continue to drive demand in interconnection and colocation products and related services.

Increasing Enterprise Adoption of Datacenter Outsourcing and Network Based Business Applications.    We believe enterprises are reassessing the management of their IT requirements and will increasingly elect to outsource their datacenters to facilities operated by third parties that have superior infrastructure and increased access to interconnection opportunities for communicating with customers, suppliers and peers. Previously, companies often purchased datacenter systems and placed them locally on premises which required significant capital expenditures to support the infrastructure necessary to house the datacenter equipment. On average, the cost to construct a datacenter is $1,300 per square foot according to the Tier 1 Internet Datacenter Supply Midyear 2009 Update. Moreover, depending on the communications service providers in the area, companies constructing their own datacenters were also potentially limited in the networks they could access. Furthermore, as the uninterrupted access to data becomes increasingly important, datacenter outsourcing allows for increased redundancy opportunities that are supportive of business continuity and disaster recovery needs. According to a December 2008 poll conducted at the Gartner Datacenter Conference, although 84% of respondents primarily used datacenters that they own, 66% indicated that they expected to have at least 1,000 square feet of colocation space within the next twenty-four months (Source: Gartner, Dataquest Insight: The Changing Colocation and Data Center Market, January 23, 2009).

In addition, enterprises are increasingly integrating network-based business applications into their IT environments to drive scale economies and achieve greater processing capabilities at lower costs. These applications can cover a host of mission-critical business processes, such as human resource and accounting functionality, sales and customer response management tools and operational efficiency databases. These network-based applications lead to increased requirements for the breadth and depth of the interconnection options that are available at interconnection and colocation facilities, but more difficult to obtain and manage on an in-house basis.

Continued Adoption of Ethernet Technologies.    U.S. enterprises are expected to spend more than $42 billion over the period from 2010 to 2014 on Ethernet services provided by telecommunications carriers, according to Vertical Systems Group. And with metro-area and wide-area Ethernet services now available from virtually all major data service providers, the market is projected to grow at a compounded annual rate of over 22% between 2009 and 2014, increasing to nearly $12 billion, according to Vertical Systems Group. We believe that the growth of Ethernet technologies will drive even more data traffic through the networks within our customer base, increasing the demand for our products and related services.

Continued Growth in Internet Video.    According to Cisco Visual Networking Index, in 2013, Internet video traffic will be nearly 700 times the U.S. Internet backbone in 2000, and will account for over 60% of all consumer Internet traffic in 2013. We believe that this increasing prevalence of video Internet traffic will drive more data traffic through the networks that make up our customer base and consequently increase the demand for our products and services.

Emerging Computing Technologies Such as Cloud Computing.    Enterprises are increasingly reconsidering how they purchase software and IT infrastructure. Rather than purchasing a local version of a program which is installed on an individual user’s computer and is limited to the data available on such computer, a company may opt to purchase a web based service or cloud version accessible by any computer. As the program or application is housed on a remote server, accessing it requires more data transfer over a network than accessing a local version. Enterprises are increasingly using cloud computing as it provides flexible, scalable and ubiquitously available applications with charges based on actual usage rather than long-term commitments. According to Gartner, the cloud computing market was estimated to be approximately $56 billion in 2009 and is expected to reach $150 billion by 2013 (Source: Gartner, Dataquest Forecast: Sizing the Cloud; Understanding the Opportunities in Cloud Services, March 18, 2009). We believe the movement towards cloud computing will increase the amount of data housed in colocation facilities as well as increase the demand for interconnection products and related services due to increased connectivity requirements of cloud computing.

Increasing Demand for Proximity Hosting and Low Latency Networking.    We believe that as enterprise applications are becoming increasingly dependent on high speed, low latency data exchange capabilities, the demand for strategically located interconnection and colocation facilities will increase rapidly. For example, financial companies that utilize trading strategies that demand these high speed connections require close proximity to other, similarly situated companies, market data providers and service providers to achieve desired results.

Increasing Datacenter Power and Cooling Requirements.    Computers operating at faster speeds within smaller physical dimensions have resulted in increased power and cooling infrastructure requirements. According to Nemertes Research, at the end of 2009, 25% of datacenters between 5,000 square feet and 50,000 square feet had insufficient power, and this figure is projected to increase to 50% within 18 months (Nemertes Research, September 8, 2009). Since upgrading power capacity at an existing datacenter generally is expensive and in some cases impossible, enterprises may increasingly pursue colocation as an alternative. In addition, power and cooling infrastructure requirements are generally greater for colocation products than for interconnection products due to the nature of the equipment employed. Given this lower power requirement for interconnection products, we believe that interconnection-centric providers will be able to increase the number of customers served within a given facility relative to a colocation-centric business within a similar facility.

Our Competitive Strengths

Customers typically use our products and related services because we provide them with a level of interconnection access, quality of service, reliability and flexibility that is difficult to replicate independently or with another interconnection and colocation provider. We believe our key competitive strengths, which are described below, position us well to take advantage of the favorable trends in our industry.

Strategically Focused Footprint.    Our 15 facilities in nine tier-1 markets across the United States are located at the primary intersections of multiple, major international and domestic fiber routes where we believe Internet and private network traffic is most concentrated and interconnection demand is highest. These markets are major population centers covering 23% of the U.S. population and generating 32% of U.S. GDP in 2008. We are focused on maintaining a geographic footprint that supports the needs of our customers and provides an appropriate return on our invested capital. In 2009, 95% of our top 20 customers by revenue and 65% of our top 100 customers by revenue utilized our products and related services in multiple facilities. For the six months ended June 30, 2010, 95% of our top 20 customers by revenue and 68% of our top 100 customers by revenue utilized our products and related services in multiple facilities. In February 2010, we entered into a services agreement with Tata Communications Limited, a leading international interconnection service provider, which enables us to provide access to interconnection and colocation products and related services for our customers in key non-U.S. markets including London, Singapore and Mumbai.

The map below indicates the geographic locations of our 15 interconnection and colocation facilities in the United States and the population per square mile in those locations.

Source: U.S. Census

Industry Leader in Physical Interconnections.    As of June 30, 2010, we facilitated a total of 30,536 physical interconnections between our customers, which represent an average of 37 physical interconnections per customer. This allows our customers to achieve the seamless exchange of information across hundreds of communications service providers, enterprises, online media, video and content providers, government agencies, cloud computing providers and SaaS providers. We believe that our average of 37 physical interconnections per customer as of June 30, 2010, represents greater physical interconnection density than our peers in the United States. We believe these high network densities are a result of our strategically focused footprint and value of the ecosystems that these interconnections create.

Network Neutral Business Model.    We do not own or operate our own network. The ecosystems in our facilities provide our customers with the flexibility to optimize their connection partners based on their individual application and connectivity requirements. We believe the ability to directly and immediately connect with a dense network of communications service providers, enterprises, online media, video and content providers and other entities allows our customers to optimize both their revenue opportunities and expenditures as well as accelerate the deployment of new applications to market.

High Barriers to Entry.    We believe our network neutral interconnection-centric model has high barriers to entry primarily resulting from the difficulty in replicating the ecosystems that exist within our facilities and the resulting network effect that exists among our customers. Significant time and resources are required to develop these ecosystems. Infrastructure and implementation barriers also exist, including the lack of suitable space in proximity to major network service providers, adequate power supply levels, regulatory and environmental approvals and the capital intensity and time-consuming nature of greenfield projects. In addition, the buildings in which we operate are already the primary landing points and crossroads for global fiber networks and the ability to replicate this network proximity would be cost prohibitive for both emerging colocation products and services providers as well as communications service providers. While significant barriers to entry exist, we believe that our experience, relationships with a critical mass of communities of interest and leading communications service providers, reputable brand, associated track record and proven business model enable us to pursue expansion opportunities more effectively than potential competitors.

Exclusive Operator of Interconnection Areas within 10 Digital Realty Trust Wholesale Datacenter Buildings.    Our relationship with Digital Realty Trust, one of the leading datacenter real estate investment trusts, generally provides us with the exclusive ability to operate the interconnection areas in 10 tier-1 wholesale datacenter buildings across the United States. The initial terms of these Digital Realty Trust leases expire in 2026, and we have options to extend them through 2046. With the exception of certain legacy arrangements, these interconnection areas are the primary way in which Digital Realty Trust tenants or subtenants in such buildings interconnect to other tenants within such buildings. As a result of this exclusivity, we provide both interconnection for customers in Telx facilities as well as inter-suite connections for the other colocation providers with facilities within these buildings, making us uniquely positioned to meet customer interconnection needs.

Engineering and Operational Excellence.    Our facilities provide the structural integrity and redundant power and cooling infrastructure required for a secure, reliable and effective networking and computing environment. Since 2003, we have been able to provide over 99.999% uptime on our overall power and cooling systems. Based on our industry experience and customer feedback, we believe that we also offer best-in-class installation and technical support services that enhance networking opportunities and maximize exposure to the marketplace. We also provide our customers with numerous tools such as the Telx Portal, which is a web-based solution that allows seamless ordering by our customers and implementation of our products and related services over the Internet. In 2009, over 41% of our new sales orders came through the Telx Portal, and with the release of our new portal in 2010, we expect the percentage of new sales from the Portal to increase.

Our Strategy

Our goal is to expand our leadership position in network neutral, global interconnection and colocation products and related services. Our strategy for accomplishing this goal includes the key elements described below.

Continue to Expand our Relationships with Existing Customers.    We will continue to offer our existing customers best-in-class interconnection and colocation products and related services to meet their growing requirements. Over 70% of our revenue growth during 2008 and 2009 resulted from revenues from existing customers. As of December 31, 2009, 95% of our top 20 customers by revenue and 65% of our top 100 customers by revenue had space in multiple Telx facilities. For the six months ended June 30, 2010, 95% of our top 20 customers by revenue and 68% of our top 100 customers by revenue utilized our products and services in multiple facilities. We will strive to continue to provide the quality of service and interconnections that have resulted in low average monthly churn of 0.8%, 0.6% and 0.8%, respectively, during 2008, 2009 and for the six months ended June 30, 2010.

Continue to Acquire Profitable New Customers.    We recognize the ability of additional customers to enhance the value proposition of our interconnection ecosystems. We will continue to target and develop relationships with customers that will benefit most from their inclusion in a Telx ecosystem and that will increase the value proposition to our other customers due to their expected demand for interconnections. During the years ended December 31, 2008 and 2009, and for the six months ended June 30, 2010, we successfully increased our customer base by 131, 137 and 67 customers, respectively. We intend to continue to price our products and services at a level that reflects both the market demand for our products and related services, as well as our short and long term profitability goals and return on invested capital expectations.

Further Penetrate Attractive Industry Sectors.    A substantial portion of our revenue is derived from communications service providers that require the high level of interconnections we offer. Revenue from other industry sectors, however, has grown as a percentage of our revenues, from an annualized rate of 15% in December 2007 to an annualized rate of 24% in December 2009. The enterprise, online media, video and content provider, government, cloud computing provider and SaaS provider industry sectors have grown significantly within the ecosystems that exist within our facilities and provide attractive opportunity for further ecosystems development and growth. We also believe other industry sectors, such as healthcare, will provide additional long-term opportunities for ecosystems development and growth. We intend to continue to focus our efforts to further penetrate these sectors.

Increase Network Densities.    As our network densities increase, our customer value proposition increases. As an interconnection-centric company, we aim to continuously increase the number of interconnections we facilitate. We will continue to focus our sales, marketing, technology and facilities efforts accordingly.

Selective Product and Services Expansion.    We intend to continually develop our interconnection and colocation offerings and introduce new products and related services to meet our customers’ needs.

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The Telx Video Exchange launched in 2009 enables the interconnectivity of disparate video conferencing systems. Today it is difficult to make video calls across companies and across networks because most of this traffic runs on private networks. The Telx Video Exchange solves this problem by allowing the secure interconnection of private networks. We believe this product will increase interconnection among our diverse customer base.

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We launched a Managed Security Service at the end of 2009 in response to customer demand and the growing importance of network security. This offering allows enterprise customers who purchase colocation products and related services to protect their network equipment with a firewall when they use the Internet to access other network locations or web based applications.

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In June 2010, we announced an Ethernet Exchange product that allows the efficient interconnection of geographically dispersed Ethernet based products and related services through virtual interconnection. As a result, Ethernet service providers will be able to expand their geographic reach and connect to new customers.

Selective Expansion in Existing and New Markets.    As we grow our business, we aim to grow efficiently by increasing our gross square footage to satisfy the demand for our products and related services in existing facilities and by selectively identifying domestic and international opportunities for expansion into new markets. We only begin new expansions once we have identified customers and we have the capital to fully fund the build out. Our expansions are done in phases in order to manage the timing and scale of our capital expenditure obligations, reduce risk and improve our return on capital. We intend to offer global interconnection and colocation products and related services and will focus our expansion efforts on major population centers with extensive fiber routes and where network traffic is most concentrated. In some markets where we already operate an interconnection facility, we may choose to expand our footprint with a new colocation facility (which we refer to as an “Annex”) and we will connect it to the interconnection facility through a private fiber network. To date, we have successfully deployed Annexes in Clifton, New Jersey and Dallas, Texas. We are also considering operating interconnection and colocation facilities in other companies’ wholesale datacenter buildings similar to our arrangement with Digital Realty Trust.

Pursue Selective Acquisitions.    We believe our industry has favorable consolidation characteristics and expect this trend to continue in the foreseeable future. Given the limited availability of interconnection and colocation facilities within tier-1 markets, acquisitions of existing businesses may provide a cost-effective method of increasing network densities, expanding our customer base and broadening our geographic footprint. We intend to pursue attractive opportunities as they arise.

Our Products and Related Services

We provide network neutral interconnection and colocation products and certain related installation and technical support services to our customers. To access our products and related services, customers purchase and install their datacenter equipment within space in our facilities. We believe that the majority of our customers buy colocation products from us due to the network density in the facility, the ecosystems that exist within the facility, and the proximity and low latency interconnection access to numerous communications service providers and other customers within our facilities. We do not sell colocation products without the accompanying sale of interconnection products.

Our facilities enable our customers to interconnect and exchange network traffic with each other, and a number of ecosystems have developed in our facilities from this interconnection. We view an ecosystem as a set of related businesses and organizations that use our facilities to exchange information with each other. Examples of ecosystems that have developed in one or more of our facilities include:

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Communication Service Provider Ecosystem:    In a communications service provider ecosystem, a diverse collection of service providers can extend the reach of their physical networks through interconnections with other communications service providers. These communications service providers can also utilize our facilities to interconnect with their direct customers rather than building an independent fiber link. While the accessibility to our communications service providers ecosystem participants is attractive to enterprises who benefit from access to multiple network providers, enterprises also benefit from the ability to exchange network traffic directly with other enterprises in a low latency environment.

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Financial Ecosystem:    A financial ecosystem can consist of financial exchanges, financial clients and information exchanges that exchange large volumes of real-time financial market data. Direct interconnection with partners in a low latency environment may enable more effective network exchange of time-sensitive data. The financial ecosystem also relies on interconnections with communications service providers to move network traffic between other external locations.

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Media and Content Ecosystem:    A media/content ecosystem can consist of media content providers, content management and storage providers, and media aggregators who each play an important role in the production, storage and distribution of content across various channels. Within this ecosystem, interconnection with communications service providers allows for content to be effectively transferred to additional external locations.

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Government and Education Ecosystem:    A government and education ecosystem can consist of educational institutions, government organizations and research networks, and other peering exchanges and networking organizations that exchange network traffic that pertains to research studies, clinical trials and other activities.

Interconnection Products

Our interconnection products, including our cross connect (a physical interconnection), Internet exchange and other related products, generated 36% and 35% of our recurring revenues during the year ended December 31, 2009 and for the six months ended June 30, 2010, respectively. Our cross connect products enable our customers to connect directly to any communications service provider, enterprise or other customer in our facilities. These products are typically provided for a recurring monthly fee per connection. Our Internet exchange products enable our customers to connect directly to our Internet exchange, which provides for public or private peering with other customers on an intermediary switch device. Our customers license ports to connect to our Internet exchange for a recurring monthly fee per port, based on port bandwidth capacity. Our interconnection products are predominantly direct connections via cross connects, however, we also provide Internet peering exchanges for the convenience of our customers. We also generate recurring revenues from reselling Internet access, which we sell to accommodate certain customers’ requests for these products. We contract with certain Internet service providers and then resell their Internet access service to customers typically in one megabit per second to one hundred megabits per second increments. Customers typically sign a contract for this offering that matches the term of their order for space and pay us a recurring monthly fee per megabits per second.

Our interconnection products are outlined in more detail below.

Product	Description

Physical Cross Connect	Physically connects customer networks within our facilities.

Telx Internet Exchange	Facilitates the exchange of IP traffic between service providers through a peering platform.

Telx Virtual Exchange Platform	Provides customers the ability to exchange communications traffic that consists of different communications protocols. It also allows customers to combine multiple slow circuits into a single fast circuit, or vice versa.

Metro Cross Connect	Provides ability to interconnect between two Telx facilities in the same metro area, enabling seamless connectivity between customers within these facilities.

Virtual Meet Me Room (VMMR)	Provides virtual interconnections between Frankfurt and New York with other communications service providers, without having to invest in a physical point-of-presence with expensive hardware.

Telx Video Exchange	Provides video service providers the ability to exchange video traffic in a secure carrier-rich environment translating among various protocols.

Telx Managed Security Service	Protects colocated network equipment when accessing the Internet.

Telx Ethernet Exchange	Provides customers the ability to interconnect Ethernet networks.

Colocation Products

Our facilities provide our customers with a reliable, secure and climate controlled environment to house their networking and computing equipment and facilitate interconnections. Our colocation products, consisting of customized space options, redundant power and cooling systems, physical security, fire suppression and water leak detection systems, generated 64% and 63% of our recurring revenue in 2009 and for the six months ended June 30, 2010, respectively.

Colocation Space.    We provide colocation space for a recurring monthly fee for a cabinet or on a per square foot basis for cage space. Our customers that license cage space typically use between 50 and 500 square feet in an interconnection and colocation facility, and often license such space in multiple interconnection and colocation facilities. As of December 31, 2009, 95% of our top 20 customers by revenue and 65% of our top 100 customers by revenue had space in multiple Telx facilities. For the six months ended June 30, 2010, 95% of our top 20 customers by revenue and 68% of our top 100 customers by revenue utilized our products and services in multiple facilities. Customers sign service orders, governed by the terms and conditions of a master services agreement, with a typical term of one to three years.

Power.    We provide access to power for a recurring monthly fee under our standard colocation contract. We provide both alternating current and direct current power circuits. Our customers pay for power on a per amp basis, typically in 20 to 30 amp increments. Our redundant power and cooling systems have enabled us to provide over 99.999% uptime since 2003.

Related Services

In addition to our core interconnection and colocation products, we offer customers certain related installation and technical support services on a 24 hours per day, 365 days per year basis to all customers located within our facilities. Designed to provide our customers with an always-available presence, our services allow our customers faster access to their equipment, minimizing cost and time to resolution. Depending on the nature of the services, revenues from these services may be either recurring or non-recurring.

Installation Services.    We provide installation services to assist our customers in accessing our interconnection and colocation products. We receive one-time installation fees determined by the complexity of the installation. We typically receive fees per interconnection circuit or port installed, per cabinet or square foot of cage space installed and per amp of power installed.

Technical Support Services.    Technical support services are provided by our technicians, who are available 24 hours per day, 365 days per year. These services include system reboots, hardware and software troubleshooting, circuit, loop and fiber troubleshooting, equipment installation and provisioning, and infrastructure installations. We charge customers for these services using 15 minute increments (with 1 hour minimums), or under contractual subscription arrangements for a certain number of hours of technical support per month.

The diagram below is just an example of how customers that are colocated in a Telx facility can interconnect, both physically and via our Telx Internet Exchange, to other Telx customers through our interconnection areas.

Our Customers

Our customers include communications service providers, enterprises, online media, video and content providers, government agencies, cloud computing providers and SaaS providers who utilize our interconnection-centric offering. Our communications service providers include leading global and domestic telecommunications networks, multi-system operators, Internet Service Providers and wireless providers. Our online media, video and content provider customers consist of businesses that deliver content and content based services over the Internet. Our enterprise, government, cloud computing and SaaS customers include entities that are dependent on the Internet as well as private networks. For the year ended December 31, 2009, our top ten customers represented 25% of our monthly recurring revenue and our largest customer represented approximately 5% of our total revenue. For the six months ended June 30, 2010, our top ten customers represented 26% of our monthly recurring revenue and our largest customer represented approximately 4% of our total revenue. As of December 31, 2009, we had 763 customers and 95% of our top 20 customers by revenue and 65% of our top 100 customers by revenue had space in multiple Telx facilities. For the six months ended June 30, 2010, we had 830 customers and 95% of our top 20 customers by revenue and 68% of our top 100 customers by revenue utilized our products and services in multiple facilities.

Our communications service provider customers represented approximately 78% of revenues for the year ended December 31, 2009. Our enterprise customers represented approximately 15% of revenues for the same time period, while our online media, video and content provider customers and government, cloud, SaaS and other customers represented approximately 5% and 1% of revenues, respectively. For the six months ended June 30, 2010, communications service providers represented approximately 75% of revenues, enterprise customers represented approximately 19% of revenues, online media, video and content providers were approximately 5% of revenues and SaaS, cloud and other customers were approximately 1% of revenues.

With 830 customers and 30,536 total physical interconnections within our facilities as of June 30, 2010, our interconnection-centric model targets customers that value the interconnection density in our secure and reliable environments. The table below is a representative list of those customers.

Communications Service Providers	Enterprises/Institutions	Online Media, Video and Content Providers	Government / Cloud / SaaS / Other

AT&T Clearwire Cogent Level 3 Communications Qwest Reliance Globalcom Sprint Switch & Data Tata Telecom Telecom Italia Verizon	ACTIV Financial Systems Emory University Hewlett Packard International Securities Exchange (ISE) University of Florida	CBS Cumulus Media Justin TV Jahjah Viacom Yahoo!	iLand Internet Solutions NASA (via Arcata Associates) DediPower Managed Hosting SoftLayer Technologies

The majority of our customer agreements are structured as master service agreements that contain all of the general terms and conditions, including payment terms, termination provisions, indemnity provisions and limitations on liability. The master agreements do not have any specific products and related services or associated prices or terms of specific products and services as those terms are all set forth in separate service orders. The services order sets forth the type of service and the monthly, hourly, one-time charge or subscription fee, as applicable, for the service. We typically have the ability to pass through increased power costs to our customers, although we do not always elect to do so. In general, customers may not terminate their agreements without providing advance notice, generally 60 to 90 days, of their intent to terminate and paying all remaining amounts due under the contract. Failure to provide notice of termination typically results in an automatic extension of the contract for an additional year. Our liability is generally limited to amounts paid under the contract, and we are not generally liable for any consequential damages. Furthermore, customers are required to name us as an additional insured with rights of subrogation on their insurance policies.

Sales and Marketing

We sell our products and related services through our direct sales force and through indirect channel sales.

Direct Sales.    As of August 1, 2010, our direct sales organization was comprised of 21 sales representatives and 5 sales engineers. Our direct, commission-based sales team generates leads primarily from customer referrals, unsolicited outbound calls and our marketing efforts. Our direct sales effort also includes a strategic accounts sales force to target opportunities with large existing customers. We utilize a combination of sales representatives and sales engineers to efficiently provide our customers with technical solutions tailored to their individual requirements.

Indirect Channel Sales.    As of August 1, 2010, our channel sales organization was comprised of 3 employees who direct and organize our indirect channel sales efforts. Our channel sales program consists of over 140 third-party sales agents worldwide. These third-party sales agents include communications service providers, management and technical consultancies, technology integrators and software application providers. Third-party sales agents are typically paid a percentage of the customer’s monthly recurring fees for the length of the customer contract.

Marketing.    Our marketing efforts communicate the advantages of our products and related services and generate customer demand. Our marketing activities include web-based paid and natural search, participation in technology trade shows, conferences and customer events, web-based and mail-based advertisements, advertisements in business and technology publications, and targeted regional public relations activities. For the benefit of our customers, we operate an online global marketplace with advanced customer portal capabilities that allow our customers to access important information and connect with each other seamlessly and efficiently. We believe our reputation for providing efficient cross connects has generated a significant amount of word-of-mouth recommendations and referrals. In addition, in 2003 we introduced our annual Customer Business Exchange (CBX) tradeshow, which attracted over 700 industry professionals annually for the past four years, including approximately 1,100 industry professionals at the 2010 event. This event serves as an opportunity for us to enhance the value proposition to our customers, as they have the opportunity to exhibit their product portfolio to each other, and enhances our marketing efforts by allowing us to offer additional products to existing customers and/or attract new customers.

Our Facilities

Our corporate headquarters are located in New York, New York. We typically locate our operating facilities in buildings with a significant concentration of communications service providers or buildings located near primary communications sites, which reduce the cost and complexity of connecting our facilities to communications networks. The number of customers and availability of interconnections varies from facility to facility, depending primarily on the market and its potential customer base as well as on the stage of our development in such market.

As of August 1, 2010, we operated 15 facilities with 524,204 total gross square feet. Due to infrastructure requirements, gross square footage is greater than the total square footage we have available for sale. All of our facilities are leased except our Atlanta facility, which we own. We constantly monitor the space and power utilization of our facilities relative to market opportunity to manage our facilities requirements appropriately. In addition, we continue to review and implement green technologies. The table below shows the number, address, gross square footage and lease expiration date of our facilities in each of our markets as of August 1, 2010.

Market	Number of Our Facilities	Facilities Addresses	Gross Square Footage	Lease Expiration Dates(1)
New York City Area(2)	4	60 Hudson Street, NY 111 8th Avenue, NY 100 Delawanna Ave., Clifton, NJ 300 Blvd E., Weehawken, NJ (*)	183,538	2022 through 2050
Atlanta	1	56 Marietta St., Atlanta	152,650	Telx owned facility
Dallas(3)	2	2323 Bryan St., Dallas (*) 8435 Stemmons Frwy., Dallas	45,461	2028 through 2046
Chicago	2	600 S. Federal St., Chicago (*) 350 E. Cermak Rd., Chicago (*)	60,640	2046
San Francisco Bay Area	2	200 Paul Ave., San Francisco (*) 1100 Space Park Dr., Santa Clara (*)	24,789	2046
Miami	1	36 N.E. 2nd St., Miami (*)	23,805	2046
Phoenix	1	120 E. Van Buren St., Phoenix (*)	13,484	2046
Los Angeles	1	600 W. 7th St., Los Angeles (*)	18,468	2046
Charlotte	1	113 N. Myers St., Charlotte (*)	1,369	2046

Total	15		524,204

(1)	Assumes exercise of all renewal terms.
(2)

The lease for approximately 88,790 square feet of space expires in 2022, the lease for approximately 64,766 square feet of space expires in 2032, the lease for approximately 598 square feet of space expires in 2046, and the a lease for approximately 29,384 square feet of space expires in 2050.

(3)	The lease for approximately 29,909 square feet of space expires in 2028, and the lease for approximately 15,552 square feet of space expires in 2046.
(*)	Digital Realty Trust owned facility.

Generally, interconnection and colocation facilities consist of a number of suites, or segmented floorplans, which are leased, managed or utilized by various communications service providers, network neutral interconnection and colocation service providers, and managed service providers, web hosting companies and Internet service providers. While physical interconnections can be implemented intra-suite by the manager of a suite, physical interconnections between multiple suites (which we refer to as inter-suite physical interconnections) generally occur within a specific physical location in the datacenter called an interconnection area. Multiple providers may provide interconnection products within a given interconnection area.

Our relationship with Digital Realty Trust, one of the leading datacenter real estate investment trusts, generally provides us with the exclusive ability to operate the interconnection areas in 10 tier-1 wholesale datacenter buildings across the United States. Subject to certain exceptions described below, these interconnection areas are the primary way in which Digital Realty Trust tenants or subtenants in such buildings interconnect to other tenants within such buildings. In addition to our operation of such interconnection areas, we also lease space from Digital Realty Trust for our own offerings. As a result of these arrangements, we provide both interconnection for customers in Telx facilities as well as inter-suite connections for other colocation providers who have facilities within these buildings. Generally, our interconnection area leases with Digital Realty Trust provide that we pay Digital Realty Trust monthly rental fees along with a certain percentage of facility specific annual gross revenue that exceeds a stipulated threshold.

Although Digital Realty Trust has designated us as its exclusive interconnection area operator, certain legacy tenants within Digital Realty Trust buildings continue to be able to facilitate certain inter-suite connections that existed prior to our arrangement with Digital Realty Trust. In addition, Digital Realty Trust itself operates its own interconnection facility where it can facilitate inter-suite connections. Typically, the Digital Realty Trust interconnection facilities are used for the purpose of connecting tenants to our interconnection areas and rarely facilitate more than one or two physical interconnections per tenant.

Competition

We operate in a highly competitive market that is evolving rapidly. Our principal competitors include the providers described below. Several of the companies with which we compete are also our customers.

Network Neutral Interconnection and Colocation Providers.    These competitors offer products and services that are similar to ours, including interconnection and colocation products and related services. We consider Equinix, Switch and Data, Coresite and Terremark our peers when analyzing our performance against our primary competitors.

The primary competitive factors in our market are:

•	market and specific location of facilities;

•	density of cross connections;

•	customer ecosystems;

•	presence of major communications service providers;

•	customer service and technical expertise;

•	robustness of datacenters;

•	breadth of service offered; and

•	price.

During the initial stage of the sales cycle, we also compete with the service providers described below.

U.S.-based Communications Service Providers.    Communications service providers, such as AT&T, Level 3 Communications and Verizon, typically provide interconnection products and services through their owned networks. We believe these competitors operate colocation facilities primarily to cross-sell their core services including communications and Internet access and typically benefit from brand recognition and financial resources.

Managed Service Providers, Web Hosting Companies and Internet Service Providers.     Businesses may choose to use a hosting provider other than us to provide products and services and support for their IT systems in addition to the interconnection and colocation products and related services we offer. Our competitors in this category usually take control over a company’s network, and may provide the actual hardware and software. Companies in this category include IBM, Rackspace and SAVVIS.

In addition to the above, we compete with other regional, typically non-network neutral providers. As we expand domestically and internationally, we expect to encounter additional competition in the respective markets we select to enter.

Intellectual Property

We hold the following trademarks/service marks: Telx Virtual Xchange, telx, TELX | VISION, Managed Hub and TELXVAULT. We consider our trademarks to be materially important to our business and the registered trademarks are renewable for their statutory terms.

Government Regulation

We are not currently subject to industry-specific government regulation.

Employees

As of August 1, 2010, we had 179 employees in the United States. We believe our relations with our employees are good. Our employees are not represented by a labor union and are not covered by a collective bargaining agreement.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

Corporate Information

We were incorporated on August 3, 2000 as a Delaware corporation. We currently conduct certain operations through our wholly owned subsidiaries. We are headquartered in New York, New York. Our principal executive offices are located at 1 State Street, 21st Floor, New York, New York 10004 and our telephone number at this location is (212) 480-3300. Our website address is www.telx.com. Information included or referred to on, or otherwise accessible through, our website is not intended to form a part of or be incorporated by reference into this prospectus.

MANAGEMENT

Our Directors and Executive Officers

Set forth below is the name, age and position of each of our directors and executive officers as of August 1, 2010:

Name	Age	Positions
Howard Park	47	Chairman of the Board(1) (2)
Eric Shepcaro	52	Chief Executive Officer and Director
Christopher W. Downie	41	President, Chief Financial Officer, Treasurer
Bradley T. Hokamp	48	Chief Marketing Officer
J. Todd Raymond	41	Senior Vice President, Facility Acquisition
William Kolman	56	Executive Vice President, Sales
Michael Terlizzi	37	Executive Vice President, Operations
Eric Harrison	47	Director(1) (2)
Daniel H. Schulman	52	Director(2) (3)
Rolla P. Huff	53	Director(1)(3)
Jesper Andersen	47	Director(3)

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Biographical Information

Set forth below is biographical information for our directors and executive officers.

Howard Park

Mr. Park has been a member of our board of directors since April 2009 and our chairman since March 2010. Mr. Park has been a Managing Director at GI Partners since 2003. Prior to joining GI Partners, Mr. Park was an investment banker with SG Cowen, Smith Barney and Nomura Securities. From 1996 to 2002, Mr. Park was with SG Cowen in its leveraged and high-yield finance group covering the West Coast private equity community. Previously, he worked from 1990 to 1996 at Nomura Securities in the High Yield/Principal Finance Group. He has also worked at Booz Allen Hamilton as a strategy consultant from 1988 to 1990. Mr. Park received his B.A. cum laude in Economics from Rice University and his M.B.A from the Amos Tuck School of Business at Dartmouth College. Mr. Park sits on the board of directors of Ladder Capital Finance, AdvoServ, The Planet, Plum Healthcare and PC Helps.

We believe Mr. Park’s qualifications to serve on our board of directors include his expertise in business and corporate strategy and knowledge regarding our company and our industry.

Eric Shepcaro

Mr. Shepcaro has been our chief executive officer and a member of our board of directors since January 2007. Mr. Shepcaro was the chairman of our board of directors from January 2007 until March 2010. Mr. Shepcaro is responsible for leading and directing the strategy, growth and operations of the company. Mr. Shepcaro has over 25 years of experience working in the Network/IT industries. Prior to joining us, Mr. Shepcaro held several positions at AT&T between 2002 and 2007, including Senior Vice President of Business Development and Emerging Services and chairman of the Emerging Technology Customer Board, where he was responsible for identifying and launching new lines of business by leveraging new and existing technologies. He also served as Vice President of Business Strategy/Development and Emerging Technologies and Chief Strategist, leading AT&T’s transformation into a premier integrator of enterprise and application network solutions, and as the overall Transformation Officer of AT&T, accountable for programs to build shareholder value and create a framework for the future. Prior to joining AT&T, Mr. Shepcaro managed hosting and applications businesses at Digital Island and Netelligence, and spent 17 years at Sprint in a variety of positions in marketing, sales and operations. Mr. Shepcaro received a B.A. from the State University of New York at Albany and an M.B.A. from San Francisco State University.

We believe Mr. Shepcaro’s qualifications to serve on our board of directors include his three years as our chief executive officer and over 25 years of experience working in the Network/IT industries.

Christopher W. Downie

Mr. Downie has been our president, chief financial officer and treasurer since November 2007. From May 2007 until November 2007, Mr. Downie was our chief financial officer and treasurer. Mr. Downie was a member of our board of directors from April 2009 until March 2010. Mr. Downie is responsible for the company’s finance, human resources, procurement, IT and administration initiatives. Prior to joining us, Mr. Downie was Executive Vice President, Chief Operating Officer and Principal Executive Officer at Motient Corporation from 2004 to 2006, and prior to that served as their Senior Vice President and Chief Financial Officer from 2003 to 2004. Mr. Downie was a financial consultant and interim Chief Financial Officer for Communications Technology Advisors, LLC from 2002 to 2003, Senior Vice President and Chief Financial Officer of BroadStreet Communications Inc. from 2000 to 2002, a Vice President in the Investment Banking Division of Daniels & Associates, LP from 1993 to 2000 and an analyst in the corporate finance/mergers and acquisitions department at Bear Stearns & Co. Inc. from 1991 to 1993. Mr. Downie received a B.A. from Dartmouth College and an M.B.A. from New York University.

J. Todd Raymond

Mr. Raymond serves as our senior vice president, facility acquisition and is responsible for leading our facilities acquisition team. Mr. Raymond served as our senior vice president, general counsel and corporate secretary from November 2007 until March 2010. In addition, Mr. Raymond served as our general counsel and secretary from 2002 until March 2010; president and chief operating officer from March 2007 to November 2007; president and interim chief executive officer from October 2006 to February 2007; and controller from 2001 to 2004. Mr. Raymond was a member of our board of directors from March 2007 until March 2010. Prior to joining us, Mr. Raymond was a founder, General Counsel and Corporate Secretary of Stratus Services Group Inc., a managing attorney at a New Jersey law firm and in-house counsel to a New Jersey accounting firm from 1993 to 2001. Mr. Raymond has a B.S. in finance from Fairfield University, a J.D. from Albany Law School of Union University and is completing a L.L.M. in Finance law from Chicago-Kent College of Law.

William Kolman

Mr. Kolman has been our executive vice president of sales since May 2007 and is responsible for directing and implementing all aspects of our sales strategy. Mr. Kolman has over 31 years in technology-based senior sales management positions and extensive knowledge and experience in the telecom sector managing large sales units and providing services and hardware to global enterprises. Prior to joining us, Mr. Kolman was Vice President of Strategic Accounts at SAVVIS from August 2005 to May 2007, an officer at AT&T from 2000 to 2005, where he was responsible for the large global accounts in the Northeast, and a sector head at Concert, the AT&T and British Telecom joint partnership. Mr. Kolman’s prior experience also includes leading the Nortel Networks organization in New York City, managing multiple sales organizations in the Northeast for Sprint and co-founding Tri-State Telephone, where he marketed customer premise-based communications. Mr. Kolman holds a B.A. in Psychology from Dominican College and was a member of the inaugural Telecom Master’s program at New York University.

Michael Terlizzi

Mr. Terlizzi has been our executive vice president and director of engineering and operations since March 2002, and is responsible for facility construction and day-to-day operations. Prior to joining us, Mr. Terlizzi was Director of Operations for ARBROS Communications from September 2000 to February 2002 and Director of Network Planning and Engineering for Network Plus from August 1999 to September 2000. He has also held technical positions at AT&T and WorldCom/MFS. Mr. Terlizzi received a B.S. from the State University of New York at Albany.

Bradley T. Hokamp

Mr. Hokamp has been our Chief Marketing Officer, responsible for product and solution management, corporate and field marketing, strategic business development, and customer support, since March 2010. From March 2005 to March 2010 he was a Senior Vice President at Savvis Inc., holding positions as the General Manager of the Hosting Business Unit, the leader of Global Solutions, and the head of Eastern Area and Federal Sales. Mr. Hokamp began his career at Savvis running the product management and marketing organization. He also spent 15 years in sales and marketing leadership roles at Sprint in their business division focused on Internet and data communications services. Mr. Hokamp holds a Bachelors degree in Economics and Business from Vanderbilt University.

Eric Harrison

Mr. Harrison has been a member of our board of directors since October 2006. Mr. Harrison has been a partner and Portfolio Manager at Luminous Capital since January 2009. Mr. Harrison has spent the vast majority of his career as a principal investor, principally focused on the technology sector. From October 2008 to December 2009, Mr. Harrison was a consultant to GI Partners. From March 2001 to October 2008, Mr. Harrison served as a Managing Director of GI Partners, where he was involved in all aspects of the business, including deal sourcing, structuring, investment management, fund raising, and managing the internal operations of the firm. Prior to working at GI Partners, Mr. Harrison served as a Partner at Crosspoint Venture Partners from 1999 to 2001. Prior to that, he worked at InnoCal Ventures for five years, where he sourced, analyzed, and managed investments. He also previously worked in business development at Hewlett-Packard and corporate development at Ricoh Corporation. Mr. Harrison earned a B.S. in Finance and Accounting from the University of Colorado and an M.B.A. from The UCLA Anderson School of Management. Mr. Harrison currently also serves on the Board of Directors of South Central Scholars and Confianza.

We believe Mr. Harrison’s qualifications to serve on our board of directors include his expertise in business and corporate strategy, knowledge regarding our company and our industry and his expertise in financial accounting matters.

Daniel H. Schulman

Mr. Schulman was elected to our board of directors in February 2010. Since November 2009, Mr. Schulman has served as President of the Sprint Prepaid Division. Prior to that, Mr. Schulman served as Chief Executive Officer of Virgin Mobile USA, LLC since September 2001. Prior to joining Virgin Mobile USA, Mr. Schulman served as the Chief Executive Officer of priceline.com. Prior to that, Mr. Schulman served in various positions for more than 18 years at AT&T, including as a member of the AT&T Operations Group and President of the long distance division. He also currently serves on the board of directors of Symantec Corporation (Nasdaq: SYMC), where he chairs the compensation committee, and Flextronics International Ltd. (Nasdaq: FLEX). In addition, Mr. Schulman serves on the board of Autism Speaks, the advisory committee of Greycroft, an early stage private equity company, and serves on the board of governors of Rutgers, the state university of New Jersey, and is the chair of the intercollegiate athletics committee. Mr. Schulman has a B.A. in economics from Middlebury College and an M.B.A., majoring in finance from New York University.

We believe that Mr. Schulman’s qualifications to serve on our board of directors include his years of executive leadership, his expertise in business and corporate strategy and his experience serving on the board of directors of two other public companies.

Rolla P. Huff

Mr. Huff has been a member of our board of directors since July 2010. He has been a director and the Chief Executive Officer and President of Earthlink, Inc. since June 2007, and the Chairman of the Board of Earthlink, Inc. since January 2008. Mr. Huff was appointed as the Chief Executive Officer of Mpower Holding Corporation in

November 1999 and as the Chairman of the Board of Mpower in July 2001 and served in both capacities until its merger with a subsidiary of U.S. TelePacific Holdings Corp. in August 2006. Mpower filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in April 2002 and emerged from bankruptcy protection in July 2002. From March 1999 until its acquisition in September 1999, Mr. Huff served as President and Chief Operating Officer of Frontier Corporation and served as Executive Vice President and Chief Financial Officer of that corporation from May 1998 to March 1999. From July 1997 to May 1998, Mr. Huff was President of AT&T Wireless for the Central U.S. region and Mr. Huff served as Senior Vice President and Chief Financial Officer of that company from 1995 to 1997. From 1994 to 1995, Mr. Huff was Financial Vice President of Mergers and Acquisitions for AT&T.

We believe Mr. Huff’s qualifications to serve on our board of directors include his experience in senior leadership and board positions of public telecommunications companies which has positioned him to bring executive, corporate development, operational and financial experience, as well as industry knowledge, to his position as a member of our board of directors.

Jesper Andersen

Mr. Andersen has been a member of our board of directors since July 2010. Mr. Andersen has been Senior Vice President of Network Management at Cisco Systems, Inc. since September 2008. Prior to joining Cisco, he served as Senior Vice President of Application Strategy of Oracle Corp. from January 2005 to September 2008. From August 2003 to December 2004, he was Group Vice President and General Manager of PeopleTools and the technology department at PeopleSoft, and he served as an Executive Vice President of Products of Pivotal Corp. from April 2002 through August 2003. Prior to joining Pivotal, Mr. Andersen served as Vice President of CRM Online Services at Oracle Corporation from August 1999 to March 2002. Mr. Andersen also served as a Senior Director of Development for Service Products in the Customer Relationship Management division at Oracle Corporation from May 1998 to July 1999. Mr. Andersen holds a Master’s Degree in Computer Science from Aalborg University, Denmark in 1986.

We believe Mr. Andersen’s qualifications to serve on our board of directors include his experience as a senior executive of public telecommunications companies, which has positioned him to bring his executive leadership, industry knowledge and technical expertise to our board of directors.

Board of Directors

Our board of directors currently has six members. Pursuant to the existing stockholders agreement between us and our existing stockholders, the GI Partners Funds have the right to elect at least four directors. The GI Partners Funds designated Howard Park and Eric Harrison to our board of directors. We expect that the existing stockholders agreement will be amended in connection with our initial public offering such that the right to elect board members, as referenced above, will no longer exist. Upon completion of this offering, we anticipate that our board of directors will have seven members, a majority of whom will be independent under The Nasdaq Marketplace Rules. In June 2010, our board of directors appointed Daniel Schulman as our lead director.

As of the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a staggered, or classified, board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2011;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2012; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2013.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Board Committees

Our board of directors has established an audit committee and a compensation committee. Prior to the completion of this offering, our board of directors plans to establish a nominating and corporate governance committee. Our board of directors may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our amended and restated certificate of incorporation and amended and restated bylaws.

Audit Committee

Our audit committee currently consists of Rolla Huff, Eric Harrison and Howard Park. Upon completion of this offering, we expect that              will serve as the chairperson of the audit committee and expect that our board of directors will determine that             ,              and              are “independent” as defined under and required by the federal securities laws and The Nasdaq Marketplace Rules. We also expect that our board of directors will determine that                      is an “audit committee financial expert,” as that term is defined by the SEC. Within one year of the effectiveness of the registration statement of which this prospectus forms a part, we intend that the audit committee will be fully independent as required by the federal securities laws, and The Nasdaq Marketplace Rules. The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, KPMG LLP. In addition, approval of the audit committee is required prior to our entering into any related-party transaction. It is also responsible for “whistle-blowing” procedures and certain other compliance matters.

Compensation Committee

Our compensation committee currently consists of Daniel Schulman, the committee chairperson, Howard Park and Eric Harrison. All of the directors on this committee will be independent under The Nasdaq Marketplace Rules within one year of the completion of this offering. Among other things, the compensation committee will review, and will make recommendations to the board of directors regarding, the compensation and benefits of our executive officers. The compensation committee will also administer the issuance of stock options and other awards under our equity incentive plans and will establish and review policies relating to the compensation and benefits of our employees and consultants.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Rolla Huff, the committee chairperson, Daniel Schulman and Jesper Andersen. All of the directors on this committee will be independent under The Nasdaq Marketplace Rules within one year of the completion of this offering. The nominating and corporate governance committee will be responsible for, among other things, developing and recommending to our board of directors our corporate governance guidelines, identifying individuals qualified to become board members, overseeing the evaluation of the performance of the board of directors, selecting the director nominees for the next annual meeting of stockholders, and selecting director candidates to fill any vacancies on the board of directors.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee is an officer or employee of the company. None of our executive officers serves, or has served during the past fiscal year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors.

Code of Conduct and Ethics

Our current code of conduct and ethics applies to all of our employees, officers and directors, including our chief executive officer and senior financial officers. Upon or prior to the effectiveness of the registration statement of which this prospectus forms a part, we will post a full text of the code on our website at www.telx.com under the Investor Relations section. We intend to disclose future amendments to our code of conduct and ethics, or certain waivers of such provisions, at the same location on our website identified above and also in public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Director Compensation

Prior to March 15, 2010, our directors did not receive any compensation for their service as directors or as board committee members. After March 15, 2010, Mr. Schulman received an advance on his future board retainer in the amount of $62,500. Effective in June 2010, we implemented a director compensation policy that will provide for compensation to be paid to our non-employee directors in accordance with the following terms and conditions:

Annual Retainers. Each non-employee director shall be paid an annual retainer of $35,000 for his or her service on our board of directors. In addition, non-employee directors who serve on board committees shall be paid the following annual retainers: $10,000 for service on our audit committee; $10,000 for service on our compensation committee, and $5,000 for service on our nominating and corporate governance committee. Our non-employee chairman of the board or lead director shall be paid an additional annual retainer of $20,000 (or such other amount as determined by our board of directors), and our non-employee directors who serve as chairpersons of board committees shall receive the additional following amounts: $15,000 for chairing our audit committee, $10,000 for chairing our compensation committee, and $8,000 for chairing our nominating and corporate governance committee. No separate meeting fees shall be paid for attendance at any board or committee meetings. Annual cash compensation (retainers) will become payable on January 1 of each year. Payments to directors who join the board during the year shall be pro rated based on the date of the director’s commencement of service as a director chairperson, lead director or committee member, as the case may be.

Equity-based Compensation. Our non-employee directors shall be eligible to receive equity-based compensation awards pursuant to our 2010 Stock Incentive Plan (referred to herein as the 2010 Plan and which we intend to adopt in connection with our initial public offering) and pursuant to any other equity-based compensation plan of the company, as follows:

•

Initial restricted stock unit, or RSU, grant for new independent directors of $65,000 in equity value, vesting in three equal annual installments on the anniversary of the grant (except as set forth below); provided, however, that such initial grant for our lead director shall be $150,000.

•

Annual RSU grants for all non-employee directors (including new directors effective as of their appointment to the board) of $60,000 in equity value, vesting upon the annual anniversary of the grant (except as set forth below).

•

The initial RSU grants and first annual RSU grants for all directors who are serving on or prior to the effective date of our initial public offering shall be granted at the time of the closing of the initial public offering.

To the extent the initial public offering is not completed prior to December 31, 2010, the directors shall be provided the initial RSU grant and annual RSU grants on a pro rated basis from election to December 31, 2010 at a valuation approved by our board of directors consistent with a third party assessment by the board.

The vesting period for the RSUs granted to for Mr. Schulman and Mr. Harrison shall be deemed to have commenced on January 21, 2010, and January 1, 2010, respectively.

Annual RSU grants shall be made upon election to our board of directors and thereafter annually on the 5th day after the financial results for the first quarter are made available to stockholders, or the Annual RSU Grant Dates. Annual RSU grants made upon election to our board of directors shall be granted pro rata to the next Annual RSU Grant Date for both amount of grant and vesting, and, with respect to the 2011 Annual Grant, the amount related to the period between January 1, 2011 and the Annual Grant date shall be immediately vested.

•	All RSUs granted to non-employee directors shall fully vest upon a change of control as defined in the 2010 Plan.

Travel Expense Reimbursement. Non-employee directors shall be entitled to receive reimbursement for reasonable travel expenses which they properly incur in connection with their functions and duties as a director.

Notwithstanding the above, non-employee directors who are affiliated with GI Partners shall not be entitled to retainers or RSU grants pursuant to this policy.

EXECUTIVE COMPENSATION

Below is an explanation of how our compensation program was designed and operated in 2009 with respect to the following individuals who, based on applicable securities laws, were our named executive officers, or NEOs, for 2009: (i) Eric Shepcaro, as our principal executive officer, (ii) Christopher W. Downie, as our principal financial officer, and (iii) J. Todd Raymond, William Kolman, and Michael Terlizzi, as our three other most highly compensated executive officers for the fiscal year ended December 31, 2009. For the titles, ages, and biographical information of our NEOs, please refer to “Management” above. The Summary Compensation Table and separate tables below disclose each NEO’s total compensation for fiscal year 2009.

Compensation Discussion and Analysis – 2009 Summary and 2010 Changes

In 2009, our executive compensation program for NEOs reflected our practices as a privately-held company, and accordingly our board of directors made all decisions in the course of regularly-scheduled meetings. Through having Messrs. Shepcaro, Downie and Raymond serving as board members throughout 2009, management participated in board meetings at which executive compensation decisions were made, but no NEO participated in or voted on any compensatory decision that affected him personally. The independent members of our board of directors accordingly controlled all of compensation decisions for our NEOs, although our CEO (and prior to March 2, 2010, the chairman of our board) fully participated (from a discussion and voting perspective) in compensation decisions for our NEOs other than himself. We believe that those decisions, as disclosed below, were appropriate based on our 2009 financial performance, on general economic conditions, and on our board of directors’ subjective assessments of individual and corporate performance as other factors relevant to our board of directors’ annual salary and bonus determinations. In particular, our NEOs received target-level bonuses and total compensation, principally because we achieved financial and other operating results in 2009 that accomplished the principal objectives identified in our business plan. For 2010 and future years, we expect to revise our executive compensation practices in the manner described below under the heading “2010 Changes to Executive Compensation.”

Overview of Executive Compensation Philosophy and Its Key Elements

As a general matter, our board of directors undertakes to provide our NEOs with compensation that is highly performance-based and competitive in our industry. We are engaged in a very competitive industry, and our success depends on attracting and retaining qualified executives through providing them with a subjectively considered balance of fixed and variable (performance-based) compensation. To that end, our board of directors provided our NEOs with total compensation in 2009 through a combination of the following components that reflect our consistent practices for past years:

•	a base salary commensurate with each NEO’s experience and length of service with us;

•	the opportunity to earn incentive compensation through cash bonuses targeted at up to 100% of base salary, and through the vesting of past stock-based awards;

•	severance protections through employment agreements that we entered into with Messrs. Shepcaro, Downie, and Kolman in 2007, and with Messrs. Raymond and Terlizzi in 2006; and

•	participation in our broad-based employee benefits programs providing health and life insurance coverage, retirement benefits, and certain perquisites and other nondiscriminatory fringe benefits.

Elements of Executive Compensation

Base Salary.    In general, we provide base salary as fixed compensation for services rendered in the position that the NEO serves. With this in mind, our board of directors determines base salaries in its discretion (subject to the terms of each NEO’s employment agreement), after considering a variety of factors including each NEO’s qualifications and experience, prior employment, industry knowledge, scope of responsibilities, individual performance, and general industry practices as informally observed. Specific weightings are not applied to these factors. Base salaries are generally set when an NEO begins employment and are adjusted annually, if necessary in our board of directors’ discretion, and are intended to provide competitive and fair compensation for basic job performance.

Annual Bonus.    For 2009, our board of directors followed its past practice of establishing corporate and individual performance targets based on our business plan, and then making cash bonus awards shortly after year end, in all cases based on our board of directors’ subjective and qualitative assessment of how our financial results and the NEO’s individual performance compared to targeted performance and the NEO’s individual performance-based goals, with further discretionary adjustment for factors such as the NEO’s technical expertise, leadership and management skills over the performance period. As a result, although we follow a general formula as a guide for determining bonuses, our board of directors has made final bonus determinations solely at its discretion. The target bonuses for all NEOs and employees were targeted to fall within a range of 10%-100% of base salary for the years 2007 through 2009. Our board of directors typically has made annual bonus determinations shortly after the end of our fiscal year, with payments made soon afterward, and in 2008 paid an additional mid-year bonus to all employees, including our NEOs, due to generally favorable business conditions and in order to provide our employees with additional motivation by sharing in our success.

Stock-based Awards.    In 2006, 2007 and 2008, our NEOs received stock-based compensation in the form of grants of shares of our Series B Contingent Preferred Stock (referred to herein as restricted stock awards) that generally vest in 48 monthly installments, and that were intended to provide stock-based compensation for the ensuing four years. Our board of directors believes that these awards will have served their intended purpose when we complete this offering, and that regular stock-based awards will occur in 2010 and future years. See “2010 Changes to Executive Compensation.” Immediately prior to our initial public offering, each outstanding share of Series B Contingent Preferred stock will convert into between zero and one share of Series B Convertible Preferred Stock. (The precise rate of conversion will be based on the internal rate of return of the GI Partners Funds investment in Telx as set forth in our current amended and restated certificate of incorporation.) The outstanding shares of Series B Convertible Preferred will then immediately convert into our common stock. However, in the event that the GI Partners Funds does not reach a minimum return threshold as provided for in our current amended and restated certificate of incorporation, the Series B Contingent Preferred Stock will not convert at all.

Executive Loans.    In 2007 and 2008, we made arms-length loans to our NEOs (and certain other employees) in order to enable them to pay the tax liability associated with making tax elections under Section 83(b) of the Internal Revenue Code. These loans bore interest at a fixed rate at the time the loan was made, with 10% of the principal, and accrued interest, being payable in each of the ensuing five years, and with the remaining balance being due in the sixth year. Pursuant to loan termination agreements entered into as of March 2, 2010 by the company and each of Messrs. Shepcaro, Downie, Kolman, Terlizzi and Raymond, loans in the outstanding amounts of $268,833, $149,757, $51,214, $46,816 and $194,670, respectively, were eliminated in connection with our initial public offering in order to comply with the Sarbanes-Oxley Act’s prohibition on such loans. Pursuant to such agreements, each executive repaid 50% of his respective outstanding loan balance and the remaining 50% was cancelled by us. In addition, pursuant to such agreements, each executive agreed that we may, in our sole discretion, take the cancellation of any unpaid indebtedness into account when making future decisions regarding discretionary cash bonuses and stock awards to be made to such executive with respect to his services in 2010.

Perquisites.    In order to provide and to maintain a competitive benefits package to attract and retain our NEOs, we have provided them with life insurance policies upon commencement of employment and adjusted the policies as necessary to meet the changing needs of management for life insurance. We do not otherwise provide our NEOs with any perquisites or other fringe benefits than those available on equivalent terms to our employees generally.

Retirement and Welfare Plan Benefits.    Our NEOs participate in our broad-based 401(k), health, and other welfare plans on the same terms and conditions that apply to other employees. Regarding the 401(k) plan, our

NEOs are eligible to make before-tax contributions, within the limits imposed under applicable tax laws. We do not currently make any employer matching or other contributions to the 401(k) plan.

Severance Protections.    Each of our NEOs is entitled to severance benefit protections pursuant to an employment agreement entered into at the time of hire for Messrs. Shepcaro, Downie, and Kolman, and at the time of our acquisition in 2006 by the GI Partners Funds in the case of Messrs. Raymond and Terlizzi. These employment agreements are substantially similar, and generally provide that if the NEO’s employment is terminated by us without cause, then the NEO shall receive the following, with no duty to mitigate: (i) 12 months of base salary continuation for NEOs other than Mr. Shepcaro, who is entitled to receive $37,500 per month for 18 months; and (ii) up to twelve months of company-paid health insurance benefits, increased to 18 months for Mr. Shepcaro. Messrs. Shepcaro, Raymond, Kolman, and Terlizzi are entitled to the same severance benefits upon a resignation from employment for “good reason” as defined in their employment agreements. These severance benefits were provided in order to attract or retain our NEOs, and because we understand that severance arrangements are common in our industry. We expect to enter into new employment agreements (that will replace the existing agreements) with all of our NEOs in connection with the consummation of our initial public offering as described under “2010 Changes to Executive Compensation.”

Specific Executive Compensation Decisions for 2009

Our board of directors made the following decisions in 2009 with respect to each distinctive component of executive compensation for our NEOs:

Base Salary.    The annual base salary as of the end of fiscal year 2009 for each NEO is presented in the table below. Salaries for each NEO were the same in 2009 as in 2008, except in the case of Mr. Downie, whose salary was increased by our board of directors due to his increasing responsibilities and workload as our President.

Executive	2009
Eric Shepcaro
Chief Executive Officer and Director	$300,000

Christopher W. Downie
President, Chief Financial Officer and Treasurer	264,600

J. Todd Raymond
Senior Vice President (SVP), Facility Acquisition	207,000

William Kolman
Executive Vice President (EVP), Sales	200,000

Michael Terlizzi
Executive Vice President (EVP), Operations	$190,800

Annual Bonus.    In 2009, we made cash bonus awards under a program designed to reward the achievements of our NEOs and employees over the fiscal year. For our NEOs, forty percent of their bonuses for 2009 reflected how our Adjusted EBITDA and revenue results ($29.2 million and $98.3 million, respectively), compared to those in our overall business plan ($30.4 million and $98.8 million, respectively, for targeted Adjusted EBITDA and revenues), twenty percent reflected facility specific results detailed below, and forty percent reflected our board of directors’ assessment of personal goals and objectives, as outlined for each NEO on a case by case basis at the start of 2009.

The level of satisfaction of our facility specific bonus goal was determined based on the average percentage attainment of three individual sub-goals. The first sub-goal related to Adjusted EBITDA targets for three of our facilities. We set a target for two of our facilities to have positive Adjusted EBITDA (net of corporate overhead)

by the end of 2009. The Adjusted EBITDA for one facility in December 2009 was slightly positive, and the Adjusted EBITDA for the other facility in December 2009 was approximately zero. We also set a target for the third facility to beat an Adjusted EBITDA loss of $1.1 million. The actual Adjusted EBITDA loss was $1.5 million, and accordingly this sub-goal was achieved for two of the three individual facilities, representing an overall achievement for this sub-goal of 66.7%.

The second and third sub-goals were related to revenue targets at our Dallas, TX (Stemmons) and Clifton, NJ facilities. The Stemmons facility had revenue of $1.2 million compared to a target of $1.6 million (75% of target), and the Clifton facility had revenue of $1.3 million compared to a target of $3.0 million (44% of target). Accordingly, the average achievement for these three sub-goals was 62%.

The actual bonuses that our NEOs received were based on the following subjective determinations that our board of directors made after receiving recommendations from its members who are NEOs (but with those members abstaining from voting):

•

Messrs. Shepcaro, Downie, Raymond, Kolman, and Terlizzi had target cash bonuses of 100%, 100%, 100%, 100%, and 65% of their base salary, respectively, based on our board’s application of the criteria disclosed above.

•

The actual bonus for each NEO (other than Mr. Kolman) for 2009 reflected our board of directors’ determinations that (i) the above-mentioned Adjusted EBITDA and revenue goals representing 40% of total bonuses had been satisfied at 100% of the level set forth in our business plan, (ii) the facility specific financial results had been satisfied as detailed above and (iii) the board of directors’ subjective determination regarding each NEO’s individual performance goals as identified by the NEO for the board of directors at the start of 2009. Mr. Kolman’s bonus was based on the above criteria as well as a sales commission component.

•

The actual bonus payments are reported in the “Bonus” column of the Summary Compensation Table, with footnote (2) thereof disclosing the individual and company performance components, as determined in each case in the sole discretion of our board of directors after considering the standards described above.

Stock Awards.    As a result of the restricted stock awards that our NEOs received in 2007 and 2008, none of them received, or were considered for, stock-based awards during 2009. This reflects the determinations by our board of directors that each NEO has had sufficient stock-based incentives for the period from 2007 through 2009.

Other Benefits.    Other than to increase the life insurance coverage for our NEOs, there were no changes to our severance, retirement, welfare, or fringe benefit plans or practices in 2009, on the premise that these arrangements satisfied current corporate needs and objectives for retaining employees.

2010 Changes to Executive Compensation

We are currently reevaluating the executive compensation structures and systems that we will provide for our NEOs in 2010, under the supervision of an ad hoc committee that we expect to formalize prior to the completion of this offering. Our compensation committee is expected, in 2010 and future years:

•	to oversee a program for annual stock-based awards to our NEOs under our 2010 Stock Incentive Plan, material terms of which are described below,

•	to benchmark total compensation and its different elements through consideration of surveys and the services of an outside compensation consultant, and

•	to revise our cash and bonus programs to base awards on market data and performance goals, with attention to encouraging long-term sustained performance.

Philosophy.    Our compensation program for executives will be based on our business needs and challenges in creating shareholder value. To support the achievement of our business strategies and goals, we expect to:

•	tie compensation to performance;

•	emphasize stock compensation to align executives’ financial interests with those of investors;

•

maintain compensation and reward levels that are competitive in both publicly traded and privately held enterprises that enable us to recruit and retain seasoned leadership capable of driving and managing a colocation and interconnection service provider;

•	share risk and reward at all levels of the organization;

•	simplify compensation design to facilitate ease of administration and communication;

•	adhere to the highest legal and ethical standards.

Risk Monitoring.    Our compensation committee will be responsible for assuring that our compensation structures for NEOs and other employees do not encourage excessive or otherwise undesirable risk-taking.

Tax Considerations.    For 2010 and future years, we expect to structure our annual bonus program and stock-based awards in a manner that both exempts them from Internal Revenue Code section 409A, and that maximizes our ability to qualify all awards for an exemption from the limitations imposed by Internal Revenue Code section 162(m), thereby preserving their potential deductibility by us.

2010 Stock Incentive Plan.    In anticipation of our initial public offering, our board of directors is considering a new 2010 Stock Incentive Plan, referred to herein as the 2010 Plan, having the key terms as set out below. See “—Equity Incentive Plans.”

Employment Agreements.    In connection with the consummation of our initial public offering, we intend to enter into new employment or severance agreements with each of our NEOs. These new agreements will supersede the existing agreements that are described below. Pursuant to these new agreements, Messrs. Shepcaro, Downie, Raymond, Kolman, and Terlizzi will receive annual base salaries and short and long-term incentives, in the form of cash or equity compensation.

Summary Compensation Table

The following table sets forth summary information concerning certain compensation awarded to, paid to, or earned by, our NEOs for all services rendered to us for fiscal years ended December 31, 2009, 2008 and 2007.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Eric Shepcaro	2009	$300,000	$375,000	$—	$13,817	$688,817
CEO and Director	2008	300,000	331,870	—	169	632,039
	2007	292,217	255,279	1,219,904	91	1,767,491
Christopher W. Downie	2009	264,600	265,662	—	10,718	540,980
President, CFO and Treasurer	2008	252,000	176,997	209,950	85	639,032
	2007	134,025	77,418	330,047	21	541,511
J. Todd Raymond	2009	207,000	155,046	—	14,997	377,043
SVP, Facility Acquisition	2008	207,000	195,133	—	91	402,224
	2007	200,000	154,000	91,943	107	446,050
William Kolman(4)	2009	200,000	199,861	—	10,324	410,185
EVP, Sales	2008	200,000	234,974	—	169	435,143
Michael Terlizzi	2009	$190,800	$119,557	—	$8,782	$319,139
EVP, Operations

(1)	Mr. Kolman was not an executive officer at any time during 2007, and Mr. Terlizzi was not an executive officer at any time during 2007 or 2008.
(2)	This column reports the grant date fair value of awards computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718) for 2007, 2008, and 2009. A discussion of the assumptions used in calculating the award values may be found in Note 2 to our 2009 audited financial statements included elsewhere in this prospectus.
(3)	The figures reported in the “All Other Compensation Column” above include the following items, none of which had a value exceeding $25,000 in any fiscal year: life insurance premiums.
(4)	Mr. Kolman’s bonus award is inclusive of sales commissions earned in such years.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding stock awards that were outstanding with respect to our NEOs as of December 31, 2009:

Name	Award Date (1)	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(3)
Eric Shepcaro	7/8/2007	30,124	$269,309
Christopher W. Downie	7/8/2007	8,149	117,087
	4/11/2008	4,948
J. Todd Raymond	12/18/2006	9,561	105,769
	7/8/2007	2,270
William Kolman	7/8/2007	5,938	53,086
Michael Terlizzi	12/18/2006	1,840	$41,294
	7/8/2007	2,779

(1)	For a better understanding of our stock-related awards included in this table, we have provided the award date for each restricted stock award that was outstanding on December 31, 2009.
(2)	Awards are in the form of restricted stock that generally vest in 48 equal monthly installments following the award date. During the vesting period for restricted shares, the NEOs have full voting and dividend rights. Upon termination of an NEO’s employment for any reason, any restricted stock awards not yet vested are forfeited.
(3)	Values for restricted stock awards were computed by multiplying an estimate of the fair market value of our Series B Contingent Preferred Stock at the end of fiscal year 2009 ($8.94 per share) by the number of restricted shares held by the NEO on that date.

Stock Vested

The following table sets forth information regarding stock awards that vested with respect to our NEOs during the fiscal year ended December 31, 2009:

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Eric Shepcaro	19,026	$192,178
Christopher W. Downie	9,700	97,977
J. Todd Raymond	10,993	111,040
William Kolman	3,750	37,878
Michael Terlizzi	3,594	$36,302

Other Potential Post-Employment Benefits

The following table sets forth the additional amounts that could have been realized by each NEO if (i) termination of his employment were to occur as of December 31, 2009 under the following circumstances, and (ii) the NEO executes a claims release and abides by applicable post-employment covenants concerning confidentiality, non-competition and non-solicitation.

Name, Principal Position and Reasons for Potential Payments	Cash Severance ($)(1)	Employer- Paid Health Insurance ($)		Stock Awards ($)
Eric Shepcaro, CEO and Director
Disability	$450,000	$24,451	(2)	$—
Retirement, Death, For Cause, or Voluntary Resignation	—	—		$—
Without Cause or for Good Reason	$675,000	$36,676	(3)	$—

Christopher W. Downie, President, CFO and Treasurer
Disability	$—	$—		$—
Retirement, Death, For Cause, or Voluntary Resignation	—	—		$—
Without Cause or for Good Reason	$240,000	$23,513	(2)	$—

J. Todd Raymond, SVP, Facility Acquisition
Disability	$—	$—		$—
Retirement, Death, For Cause, or Voluntary Resignation	—	—		$—
Without Cause or for Good Reason	$200,000	$24,451	(2)	$—

William Kolman, EVP Sales
Disability	$—	$—		$—
Retirement, Death, For Cause, or Voluntary Resignation	—	—		$—
Without Cause or for Good Reason	$200,000	$24,451	(2)	$—

Michael Terlizzi, EVP Operations
Disability	$—	$—		$—
Retirement, Death, For Cause, or Voluntary Resignation	—	—		$—
Without Cause or for Good Reason	$160,000	$24,451	(2)	$—

(1)	Represents the total salary continuation payments that the NEO would collect (12 months of payment for the NEOs other than Mr. Shepcaro who is entitled to receive $37,500 per month for 18 months.).
(2)	Represents payment by us of 12 months of COBRA health insurance premiums for family coverage for the NEO and his COBRA qualified beneficiaries.
(3)	Represents payment by us of 18 months of COBRA health insurance premiums for family coverage for the NEO and his COBRA qualified beneficiaries.

Employment Agreements

Set forth below are summaries of all of our employment agreements and arrangements with our named executive officers. The following summaries do not contain all of the terms of such agreements, and we refer you to the agreements, which are included as exhibits to this registration statement, of which this prospectus forms a part of, for a complete understanding of the terms thereof. Discussion of the number of shares granted in the summaries below calculates share issuances giving effect to our July 2008 1-for-10 reverse stock split.

Eric Shepcaro.    On January 8, 2007, we entered into an employment agreement with Mr. Shepcaro, whereby he became chairman of our board of directors and our Chief Executive Officer (Mr. Shepcaro is no longer the chairman of our board but is a member of our board of directors). The employment agreement has a term of four years (unless terminated earlier or extended pursuant to the terms therein). Pursuant to this employment agreement, Mr. Shepcaro receives an annual base salary of $300,000. Mr. Shepcaro is also entitled to an annual target bonus in an amount up to $300,000 (prorated if less than a full year), payable quarterly, at the discretion of our board of directors. In addition, he shall be eligible to participate in an additional bonus pool of which he will be eligible to earn up to an additional $200,000 annually (prorated if less than a full year) at the discretion of the board of directors. Pursuant to his employment agreement, Mr. Shepcaro was entitled to receive 66,177 shares of our Series B Contingent Preferred Stock although Mr. Shepcaro’s employment agreement was effectively amended when our board of directors agreed to grant him 76,103 shares of our Series B Contingent Preferred Stock pursuant to the terms of a stock award agreement. We agreed to make loans in an amount that would be necessary to pay the tax liability attributable to filing a Section 83(b) election under the Code with respect to the shares of Series B Contingent Preferred Stock Mr. Shepcaro received. If we terminate Mr. Shepcaro’s employment Without Cause (as defined in the employment agreement), or Mr. Shepcaro terminates for Good Reason (as defined in the employment agreement), then we will pay Mr. Shepcaro $675,000 and his COBRA health insurance premiums for 18 months. If we terminate due to Permanent Disability (as defined in the employment agreement) then we will pay Mr. Shepcaro $450,000 and his COBRA health insurance premiums for 12 months. In exchange, Mr. Shepcaro must execute a (i) release of claims agreement and (ii) a non-competition and non-solicitation agreement for 18 months. If Mr. Shepcaro’s employment is terminated by us for Cause (as defined in the employment agreement) or because of Mr. Shepcaro’s death we will have no further obligations, except for payment of any base salary compensation and expense reimbursement accrued and unpaid. Upon termination of Mr. Shepcaro’s employment for any reason, Mr. Shepcaro will also be subject to customary 18-month post-termination non-compete and non-solicitation provisions and restriction on the unauthorized disclosure of confidential and proprietary information. Pursuant to Mr. Shepcaro’s employment agreement, (i) “Without Cause” is generally defined to include the termination for any reason other than for Cause, death or Permanent Disability; (ii) “Good Reason” is generally defined to include (A) a reduction in annual base salary then in effect or the annual target bonus amounts as set forth in his employment agreement, (B) a reduction in job title and position such that Mr. Shepcaro is no longer chief executive officer, no longer reports to the board of directors or is involuntarily removed from the board of directors, or (C) Mr. Shepcaro is required to relocate to an office location outside of Manhattan in New York, New York, in each case, without the prior consent of Mr. Shepcaro and which continues for 30 days following receipt of written notice; (iii) “Permanent Disability” is generally defined to include the inability to perform duties due to a physical or mental condition for a period of 90 consecutive days or an aggregate of 120 days in any 12 month period; and (iv) “Cause” is generally defined to include (A) gross negligence or willful misfeasance in the performance of duties, (B) engagement in fraud or embezzlement that adversely affects us and our affiliates, (C) acts of dishonesty that materially adversely affects us or our affiliates, (D) a material breach of certain provisions in the agreement which is not cured within 30 days after notice, (E) the commitment of a felony or (F) commencement of employment with another company while an employee of the company without prior consent.

Christopher W. Downie.    On May 25, 2007, we entered into an employment agreement with Mr. Downie, whereby he became our Chief Financial Officer. Subsequently, Mr. Downie was appointed President, Chief Financial Officer and Treasurer. Mr. Downie’s employment agreement provided for an annual base salary of $240,000. Mr. Downie’s current annual base salary is $264,600. Pursuant to his employment agreement, Mr. Downie was also entitled to an annual target bonus in an amount up to $160,000 at the discretion of our board of directors. With respect to 2009, Mr. Downie is entitled to an annual target bonus in an amount of up to 100% of his annual base salary at the discretion of our board of directors. In addition, he shall be eligible to participate in an additional bonus pool of which he will be eligible to earn up to an additional $160,000 annually at the discretion of the board of directors. Pursuant to his employment agreement, Mr. Downie was also granted 20,589 shares of our Series B Contingent Preferred Stock and we agreed to make loans in an amount that would be necessary to pay the tax liability attributable to filing a Section 83(b) election under the Code with respect to the Series B Contingent Preferred Stock. Mr. Downie was subsequently awarded an additional 9,500 shares of our Series B Contingent Preferred Stock in April 2008. Mr. Downie’s employment can be terminated at any time, with or without notice. If we terminate Mr. Downie’s employment Without Cause (as defined in the employment agreement), then we will pay Mr. Downie $240,000 and his COBRA health insurance premiums for up to 12 months provided Mr. Downie executes a separation agreement containing a full release of claims in favor of us. If Mr. Downie’s employment is terminated by us for Cause (as defined in the employment agreement) or because of Mr. Downie’s permanent disability or death we will have no further obligations, except for payment of any base salary compensation and expense reimbursement accrued and unpaid. Upon termination of Mr. Downie’s employment for any reason, Mr. Downie will also be subject to customary 12-month post-termination non-compete and non-solicitation provisions and restriction on the unauthorized disclosure of confidential and proprietary information. Pursuant to Mr. Downie’s employment agreement, (i) “Without Cause” is generally defined to include the termination for any reason other than for Cause, disability or death and (ii) “Cause” is generally defined to include (A) gross negligence or willful misfeasance or nonfeasance in the performance of his duties, (B) the refusal to perform, or the continued failure to perform, assigned duties (other than by reason of disability), that, in the case of a failure to perform, continues for 30 days following receipt of written notice, (C) engagement in any act of fraud or embezzlement, (D) engagement in any illegal conduct or in any act of dishonesty or moral turpitude, the purpose or effect of which adversely affects us or any of our affiliates, (E) a material breach of any provision of the employment agreement or any employee policy or procedure, which breach is not cured within 30 days after receipt of written notice (provided, however, that breach of certain covenants in the agreement is deemed material and not curable), (F) committing a felony, (G) the violation of any federal, state or local law or regulation applicable to us, any of our affiliates or their respective businesses which causes material injury to us or any of our affiliates or the intentional or knowing violation of any law or regulation applicable to us, (H) conduct that constitutes a breach of any statutory or common law duty of loyalty to us or our affiliates or (I) commencement of employment with another company while an employee of the company without the prior consent.

J. Todd Raymond.    On September 20, 2006, we entered into an employment agreement with Mr. Raymond, whereby he became our Acting Chief Executive Officer, President, General Counsel and Corporate Secretary. Subsequently, Mr. Raymond was appointed Senior Vice President and General Counsel. Mr. Raymond currently serves as our Senior Vice President, Facility Acquisition. Pursuant to this employment agreement, Mr. Raymond receives an annual base salary of $200,000. Mr. Raymond is also entitled to an annual target bonus in an amount up to $200,000 in the discretion of our board of directors. In addition, he shall be eligible to participate in an additional bonus pool of which he will be eligible to earn up to an additional $200,000 annually in the discretion of the board of directors. Pursuant to his employment agreement, Mr. Raymond was granted 38,238 shares of our Series B Contingent Preferred Stock and we agreed to make loans in an amount that would be necessary to pay the tax liability attributable to filing a Section 83(b) election under the Code with respect to the Series B Contingent Preferred Stock. Mr. Raymond was subsequently awarded an additional 5,736 shares of our Series B Contingent Preferred Stock in 2007. Mr. Raymond’s employment can be terminated at any time, with or without notice. If we terminate Mr. Raymond’s employment Without Cause (as defined in the employment agreement), or Mr. Raymond terminates for Good Reason (as defined in the employment agreement), and provided Mr. Raymond executes a separation agreement containing a full release of claims in favor of us, we will pay Mr. Raymond $200,000 and his COBRA health insurance premiums for up to 12 months. If Mr. Raymond’s employment is terminated by us for Cause (as defined in the employment agreement) or because of Mr. Raymond’s permanent disability or death, we will have no further obligations, except for payment of any base salary compensation and expense reimbursement accrued and unpaid. Upon termination of Mr. Raymond’s employment for any reason, Mr. Raymond will also be subject to customary 12-month post-termination non-compete and non-solicitation provisions and a 24-month restriction on the unauthorized disclosure of confidential and proprietary information. Pursuant to Mr. Raymond’s employment agreement, (i) “Without Cause” is generally defined to include any reason other than for Cause, disability or death; (ii) “Good Reason” is generally defined to include (A) any reduction in salary below the base salary amount as set forth in the agreement or failure to timely pay any due and payable portion thereof, (B) any reduction in the maximum target amount of either the annual target bonus or additional bonus, as set forth in the employment agreement, or failure to timely pay any due and payable portion thereof, (C) any material breach by us of the compensation and benefits provisions of the employment agreement, (D) any material breach by us of any indemnification provisions benefiting Mr. Raymond set forth in our bylaws or certificate of incorporation in effect on the date of the employment agreement or any indemnification agreement entered into between us and Mr. Raymond, or (E) any permanent relocation of Mr. Raymond’s principal place of work from Manhattan in New York, New York; and (iii) “Cause” is generally defined to include (A) gross negligence or willful misfeasance in the performance of his duties, (B) the refusal to perform, or the willful and continued failure to perform, assigned duties

(other than by reason of disability), that, in the case of a failure to perform, continues for 30 days following receipt of written notice, (C) engagement in any act of fraud or embezzlement, (D) engagement in any act of dishonesty or moral turpitude which causes material injury to us or any of our affiliates, (E) a material breach of any material provision of the employment agreement or any material employee policy or procedure, which breach is not cured within 30 days after receipt of written notice (provided, however, that breach of certain covenants in the agreement are deemed material and not curable), (F) committing a felony, or, (G) the violation of any federal, state or local law or regulation applicable to us, any of our affiliates or their respective businesses which causes material injury to us or any of our affiliates.

William J. Kolman.    On May 7, 2007, we entered into an employment agreement with Mr. Kolman, whereby he became our Executive Vice President of Sales. Pursuant to his employment agreement, Mr. Kolman receives an annual base salary of $200,000. Mr. Kolman is also entitled to an annual target bonus in an amount up to $200,000 in the discretion of our board of directors. In addition, he is eligible to participate in an additional bonus pool and receive sales commission up to an additional $200,000 annually. Pursuant to his employment agreement, Mr. Kolman was granted 15,000 shares of our Series B Contingent Preferred Stock and we agreed to make loans in an amount that would be necessary to pay the tax liability attributable to filing a Section 83(b) election under the Code with respect to the Series B Contingent Preferred Stock. Mr. Kolman’s employment can be terminated at any time, with or without notice. If we terminate Mr. Kolman’s employment Without Cause (as defined in the employment agreement) then we will pay Mr. Kolman $200,000 and his COBRA health insurance premiums for up to 12 months provided Mr. Kolman executes a separation agreement containing a full release of claims in favor of us. If Mr. Kolman’s employment is terminated by us for Cause (as defined in the employment agreement) or because of Mr. Kolman’s permanent disability or death, we will have no further obligations, except for payment of any base salary compensation and expense reimbursement accrued and unpaid. Upon termination of Mr. Kolman’s employment for any reason, Mr. Kolman will also be subject to customary 12-month post-termination non-compete and non-solicitation provisions and restriction on the unauthorized disclosure of confidential and proprietary information. Pursuant to Mr. Kolman’s employment agreement, (i) “Without Cause” is generally defined to include any reason other than for Cause, disability or death and (ii) “Cause” is generally defined to include (A) gross negligence or willful misfeasance or nonfeasance in the performance of his duties, (B) the refusal to perform, or the continued failure to perform, assigned duties (other than by reason of disability), that, in the case of a failure to perform, continues for 30 days following receipt of written notice, (C) engagement in any act of fraud or embezzlement, (D) engagement in any illegal conduct or in any act of dishonesty or moral turpitude, the purpose or effect of which adversely affects us or any of our affiliates, (E) a material breach of any provision of the employment agreement or any employee policy or procedure, which breach is not cured within 30 days after receipt of written notice (provided, however, that breach of certain covenants in the agreement is deemed material and not curable), (F) committing a felony, (G) the violation of any federal, state or local law or regulation applicable to us, any of our affiliates or their respective businesses which causes material injury to us or any of our affiliates or the intentional or knowing violation of any law or regulation applicable to us, (H) conduct that constitutes a breach of any statutory or common law duty of loyalty to us or our affiliates or (I) commencement of employment with another company while an employee of the company without the prior consent.

Michael Terlizzi.    On September 20, 2006, we entered into an employment agreement with Mr. Terlizzi, whereby he became our Executive Vice President, Operations of the Company. Subsequently, Mr. Terlizzi was appointed Executive Vice President, Engineering and Construction. Mr. Terlizzi’s employment agreement provided for an annual base salary of $160,000. Mr. Terlizzi’s current annual base salary is $190,800. Mr. Terlizzi is also entitled to an annual target bonus in an amount up to $50,000 in the discretion of our board of directors. In addition, he is eligible to participate in an additional bonus pool of which he will be eligible to earn up to an additional $50,000 annually in the discretion of the board of directors. Pursuant to his employment agreement, Mr. Terlizzi’s was granted 7,354 shares of our Series B Contingent Preferred Stock and we agreed to make loans in an amount that would be necessary to pay the tax liability attributable to filing a Section 83(b) election under the Code with respect to the Series B Contingent Preferred Stock. Mr. Terlizzi was subsequently awarded an additional 7,021 shares of our Series B Contingent Preferred Stock in 2007. Mr. Terlizzi’s

employment can be terminated at any time, with or without notice. If we terminate Mr. Terlizzi’s employment Without Cause (as defined in the employment agreement) or Mr. Terlizzi terminates for Good Reason (as defined in the employment agreement), then we will pay Mr. Terlizzi $160,000 and his COBRA health insurance premiums for up to 12 months provided Mr. Terlizzi executes a separation agreement containing a full release of claims in favor of us. If Mr. Terlizzi’s employment is terminated by us for Cause (as defined in the employment agreement) or because of Mr. Terlizzi’s permanent disability or death, we will have no further obligations, except for payment of any base salary compensation and expense reimbursement accrued and unpaid. Upon termination of Mr. Terlizzi’s employment for any reason, Mr. Terlizzi will be subject to customary 12-month post-termination non-compete and non-solicitation provisions and a 24-month restriction on the unauthorized disclosure of confidential and proprietary information. Pursuant to Mr. Terlizzi’s employment agreement, (i) “Without Cause” is generally defined to include any reason other than for Cause, disability or death; (ii) “Good Reason” is generally defined as (A) any reduction in salary below the base salary amount as set forth in the agreement or failure to timely pay any due and payable portion thereof, (B) any reduction in the maximum target amount of either the annual target bonus or additional bonus, as set forth in the employment agreement, or failure to timely pay any due and payable portion thereof, (C) any material breach by us of the compensation and benefits provisions of the employment agreement, (D) any material breach by us of any indemnification provisions benefiting Mr. Terlizzi set forth in our bylaws or certificate of incorporation in effect on the date of his employment agreement or any indemnification agreement entered into between us and Mr. Terlizzi, or (E) any permanent relocation of Mr. Terlizzi’s principal place of work from Manhattan in New York, New York; and (iii) “Cause” is defined to generally include (A) gross negligence or willful misfeasance in the performance of his duties, (B) the refusal to perform, or the willful and continued failure to perform, assigned duties (other than by reason of disability), that, in the case of a failure to perform, continues for 30 days following receipt of written notice, (C) engagement in any act of fraud or embezzlement, (D) engagement in any act of dishonesty or moral turpitude which causes material injury to us or any of our affiliates, (E) a material breach of any material provision of the employment agreement or any material employee policy or procedure, which breach is not cured within 30 days after receipt of written notice (provided, however, that breach of certain covenants in the agreement are deemed material and not curable), (F) committing a felony, or, (G) the violation of any federal, state or local law or regulation applicable to us, any of our affiliates or their respective businesses which causes material injury to us or any of our affiliates.

Equity Incentive Plans

2010 Stock Incentive Plan

Prior to the completion of this offering, we expect to adopt, and to receive stockholder approval of, The Telx Group, Inc. 2010 Stock Incentive Plan, which we refer to herein as the 2010 Plan. The terms and conditions set forth below are preliminary, and may not be incorporated into the 2010 Plan. Additionally, we may never implement the 2010 Plan. Following our initial public offering, we expect that equity awards will occur only under the 2010 Plan. Stockholder approval of the 2010 Plan will primarily enable us to satisfy Nasdaq listing requirements, and to make awards that qualify as performance-based compensation that is exempt from the deduction limitation set forth under Section 162(m) of the Internal Revenue Code of 1986, as amended, referred to herein as the Code. Section 162(m) generally limits the corporate income tax deduction to $1,000,000 annually for the non performance-based compensation paid to each of the Chief Executive Officer and the three other highest paid executive officers of the Company (other than the CFO).

We do not anticipate that any awards under the 2010 Plan will occur before we complete our initial public offering. Although the amount and nature of future awards have not yet been determined, the 2010 Plan authorizes discretionary awards in the form of stock options, stock appreciation rights, or SARs, restricted shares or units, unrestricted shares, deferred share units, performance awards, and dividend equivalent rights. Our board of directors believes that the 2010 Plan will be an important factor in attracting, retaining and motivating employees, consultants, and directors of the Company and its affiliates, collectively referred to herein as eligible persons. Our board of directors believes that we need the flexibility, acting primarily through our compensation committee, both to have an ongoing reserve of common stock available for future equity-based awards, and to make future awards in a variety of forms.

Pursuant to the 2010 Plan, we may issue up to              shares of our common stock or, if greater,             percent (        %) of the shares outstanding immediately after our initial public offering closes (in either case with such total number of shares being adjusted for future stock splits, stock dividends, recapitalizations, and other similar transactions). The shares of our common stock that are subject to any award that expires, or is forfeited, cancelled, settled, or becomes unexercisable without the issuance of shares, will again be available for subsequent awards. In addition, future awards may occur with respect to shares of our common stock that we refrain from otherwise delivering pursuant to an award as payment of either the exercise price of an award or applicable withholding and employment taxes. We receive no cash consideration for the granting of awards under the 2010 Plan. However, if a stock option were to be exercised, we would receive the exercise price for the shares being purchased, unless the exercise occurs pursuant to a cashless alternative that we approve.

Administration of the 2010 Plan will be carried out by our compensation committee or our board of directors if no such committee is appointed; provided that our board may act in lieu of the compensation committee at any time. Either our compensation committee or our board of directors may delegate its authority under the 2010 Plan to one or more officers but it may not delegate its authority with respect to making awards to individuals subject to Section 16 of the Exchange Act. As used in this summary, the term administrator means the compensation committee or the board of directors or its delegate, if any. With respect to decisions involving an award intended to satisfy the requirements of section 162(m) of the Internal Revenue Code, the administrator is to consist solely of two or more directors who are “outside directors” for purposes of that Code section, and with respect to awards to individuals subject to Section 16 of the Exchange Act, the administrator is to consist solely of two or more directors who are “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act. The 2010 Plan provides that we and our affiliates will indemnify members of the administrative committee and their delegates against any claims, liabilities, or costs arising from the good faith performance of their duties under the 2010 Plan. The 2010 Plan will release these individuals from liability for good faith actions associated with the 2010 Plan’s administration.

Subject to the terms of the 2010 Plan, the administrator has express authority to determine the eligible persons who will receive awards, the number of shares of our common stock to be covered by each award, and the terms and conditions of awards. The administrator has broad discretion to prescribe, amend, and rescind rules relating to the 2010 Plan and its administration, to interpret and construe the 2010 Plan and the terms of all award agreements, and to take all actions necessary or advisable to administer the 2010 Plan. Within the limits of the 2010 Plan, the administrator may accelerate the vesting of any awards, allow the exercise of unvested awards, and may modify, replace, cancel, or renew any awards. In addition, the administrator may buy-out, or replace, any award, including (but subject to applicable stockholder approval requirements as set forth in the 2010 Plan) a stock option or SAR having an exercise price that is above the current fair market value of the underlying shares.

The administrator may grant options that are intended to qualify as incentive stock options, which we refer to as ISOs, only to employees, if any, and may grant all other awards to eligible persons. Stock options granted under the 2010 Plan will provide award recipients, or participants, with the right to purchase shares of our common stock at a predetermined exercise price. The administrator may grant stock options that are intended to qualify as ISOs or that are not intended to so qualify, which we refer to as Non-ISOs. The 2010 Plan also provides that ISO treatment may not be available for stock options that become first exercisable in any calendar year to the extent the value of the shares that are the subject of the stock option exceed $100,000, based upon the fair market value of the shares of our common stock on the option grant date.

A SAR generally permits a participant who receives it to receive, upon exercise, cash and/or shares of our common stock equal in value to the excess of the fair market value, on the date of exercise, of the shares of our common stock with respect to which the SAR is being exercised, over the exercise price of the SAR for such shares. The administrator may grant SARs in tandem with options, or independently of them. SARs that are independent of options may limit the value payable on its exercise to a percentage.

The exercise price of ISOs, Non-ISOs, and SARs may not be less than 100% of the fair market value on the grant date of the shares of our common stock subject to the award, although the exercise price of ISOs may not be less than 110% of the fair market value on the grant date of the underlying shares of our common stock subject to the award for participants who own more than ten percent of our shares of common stock on the grant date. To the extent vested and exercisable in accordance with the agreement granting them, a stock option or SAR may be exercised in whole or in part, and from time to time during its term, subject to earlier termination relating to a holder’s termination of employment or service. With respect to stock options, unless otherwise provided in an award agreement, payment of the exercise price may be made in any of the following forms, or combination of them: cash or check in U.S. dollars, certain shares of our common stock, cashless exercise under a program the administrator approves.

The term over which participants may exercise stock options and SARs may not exceed ten years from the date of grant; five years in the case of ISOs granted to employees who, at the time of grant, own more than 10% of our outstanding shares of common stock. Under the 2010 Plan, no participant may receive stock options and SARs that relate to more than 25% of the maximum number of shares of our common stock that are authorized for awards under the 2010 Plan.

Under the 2010 Plan, the administrator may grant restricted stock that is forfeitable until certain vesting requirements are met, may grant RSUs that represent the right to receive shares of our common stock after certain vesting requirements are met or cash under certain circumstances, and may grant unrestricted stock as to which the participant’s interest is immediately vested. For restricted awards, the 2010 Plan provides the administrator with discretion to determine the terms and conditions under which a participant’s interests in such awards become vested. The 2010 Plan authorizes unrestricted stock awards that vest in full upon the date of a grant or other date determined by the administrator.

The 2010 Plan also authorizes awards of deferred share units in order to permit certain directors, officers, consultants, or select members of management to defer their receipt of compensation payable in cash or shares of our common stock, including shares that would otherwise be issued upon the vesting of restricted stock and RSUs. Deferred share units represent a future right to receive shares of our common stock.

The 2010 Plan authorizes the administrator to grant performance-based awards in the form of performance units that the administrator may, or may not, designate as “performance compensation awards” that are intended to be exempt from Internal Revenue Code Section 162(m) limitations. In either case, performance units will vest and/or become payable based upon the achievement, within the specified period of time, of performance objectives applicable to the individual, us, or any affiliate. Performance units will be payable in shares of common stock, cash, or some combination of the two, subject to an individual participant limit of $2,000,000 (determined at the time of payout) and 25% of the maximum number of shares of our common stock that are authorized for awards under the 2010 Plan. The administrator will decide the length of performance periods, but the periods may not be less than one fiscal year.

With respect to performance compensation awards, the 2010 Plan requires that the administrator specify in writing the performance period to which the award relates, and an objective formula by which to measure whether and the extent to which the award is earned on the basis of the level of performance achieved with respect to one or more performance measures. Once established for a performance period, the performance measures and performance formula applicable to the award may not be amended or modified in a manner that would cause the compensation payable under the award to fail to constitute performance-based compensation under Internal Revenue Code Section 162(m). Under the 2010 Plan, the possible performance measures for performance compensation awards may include one or more of the following, applied in total or on a per share basis:

•	basic, diluted or adjusted earnings per share;

•	sales or revenue;

•	EBITDA, or earnings before interest, taxes and other adjustments;

•	basic or adjusted net income;

•	returns on equity, assets, capital, revenue or similar measure;

•	economic value added;

•	working capital;

•	total stockholder return;

•	product development, product market share, research, licensing, litigation, human resources, information services, mergers, acquisitions, and sales of assets of affiliates or business units.

Each performance measure will be, to the extent applicable, determined in accordance with generally accepted accounting principles as consistently applied by us, or such other standard applied by the administrator and, if so determined by the administrator, and in the case of a performance compensation award, to the extent permitted under Internal Revenue Code Section 162(m), adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles. Performance measures may vary from performance period to performance period, and from participant to participant, and may be established on a stand-alone basis, in tandem or in the alternative.

As a condition to the issuance of shares of our common stock pursuant to awards, the 2010 Plan requires satisfaction of any applicable federal, state, local, or foreign withholding tax obligations that may arise in connection with the award or the issuance of shares of our common stock.

Finally, the 2010 Plan authorizes the awarding of dividend equivalent rights to any eligible person. These rights may be independent of other awards, or attached to awards (other than stock options and SARs), and in all cases represent the participant’s right to collect any dividends that we declare and pay to our stockholders during the term of the dividend equivalent right. Unless an award agreement provides otherwise, the distributions attributable to dividend equivalent rights that are attached to other awards shall occur when shares of our common stock are issued to settle the underlying award.

Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of other than by will or the laws of descent and distribution, except to the extent the administrator permits lifetime transfers to charitable institutions, certain family members, or related trusts, or as otherwise approved by the administrator.

The administrator will equitably adjust the number of shares covered by each outstanding award, and the number of shares that have been authorized for issuance under the 2010 Plan, but as to which no awards have yet been granted or that have been returned to the 2010 Plan upon cancellation, forfeiture, or expiration of an award, as well as the price per share covered by each such outstanding award, to reflect any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the shares of our common stock, or any other increase or decrease in the number of issued shares effected without receipt of consideration by us. In the event of any such transaction or event, the administrator may provide in substitution for any or all outstanding options under the 2010 Plan such alternative consideration, including securities of any surviving entity, as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all options so replaced. In any case, such substitution of securities will not require the consent of any person who is granted options pursuant to the 2010 Plan.

In addition, in the event or in anticipation of a change in control, as defined in the 2010 Plan, the administrator may at any time in its sole and absolute discretion and authority, without obtaining the approval or consent of our stockholders or any participant with respect to his or her outstanding awards, except to the extent an award provides otherwise, take one or more of the following actions: (i) arrange for or otherwise provide that each outstanding award will be assumed or substituted with a substantially equivalent award by a successor corporation or a parent or subsidiary of such successor corporation; (ii) accelerate the vesting of awards for any period, and may provide for termination of unexercised options and SARs at the end of that period, so that awards shall vest (and, to the extent applicable, become exercisable) as to the shares of our common stock that otherwise would have been unvested and provide that our repurchase rights with respect to shares of our common stock issued upon exercise of an award shall lapse as to the shares of our common stock subject to such repurchase right; or (iii) arrange or otherwise provide for payment of cash or other consideration to participants in exchange for the satisfaction and cancellation of outstanding awards.

Notwithstanding the above, an award may provide that in the event a participant holding an award assumed or substituted by the successor corporation in a change in control is involuntarily terminated, as defined in the 2010 Plan, by the successor corporation in connection with, or within 12 months following consummation of, the change in control, then any assumed or substituted award held by the terminated participant at the time of termination shall accelerate and become fully vested, and exercisable in full in the case of options and SARs, and any repurchase right applicable to any shares of our common stock shall lapse in full. The acceleration of vesting and lapse of repurchase rights provided for in the previous sentence shall occur immediately prior to the effective date of the participant’s termination. Finally, if we dissolve or liquidate, all awards will immediately terminate, subject to the ability of our board of directors to exercise any discretion that the board of directors may exercise in the case of a change in control.

The term of the 2010 Plan is ten years from the date of the closing of our initial public offering. Our board of directors may from time to time, amend, alter, suspend, discontinue, or terminate the 2010 Plan; provided that no amendment, suspension, or termination of the 2010 Plan shall materially and adversely affect awards already granted unless it relates to an adjustment pursuant to certain transactions that change our capitalization or it is otherwise mutually agreed between the participant and the administrator. An amendment will not become effective without the approval of our stockholders if it increases the number of shares of common stock that may be issued under the 2010 Plan (other than changes to reflect certain corporate transactions and changes in capitalization as described above). Notwithstanding the foregoing, the administrator may amend the 2010 plan to eliminate provisions which are no longer necessary as a result of changes in tax or securities laws or regulations, or in the interpretation thereof.

2007 Employee Stock Plan

Certain of our employees hold awards that were made and continue to be outstanding under The Telx Group, Inc. 2007 Employee Stock Plan, which we refer to as the 2007 Plan, and which was initially effective May 1, 2007, and thereafter approved by our stockholders. The 2007 Plan has a ten year term, subject to earlier expiration by our board of directors. No awards will occur after our initial public offering because the 2010 Plan will be the sole source for future equity-based awards.

The 2007 Plan initially authorized grants for 125,000 shares of our common stock, and as of August 3, 2010, awards with respect to 607 shares have been exercised, and 8,096 shares were available for future grant (with each of the foregoing numbers having been adjusted to reflect our July 2008 1-for-10 reverse stock split). All of these awards take the form of options that vest monthly over periods of, normally, 48 months following the employee’s hire date. Terminations of employment for any reason generally result in the forfeiture of all unvested shares. A change in control may result in full vesting of award, their continuation, or their immediate settlement (as determined by our board or the compensation committee).

Our board of directors administers the 2007 Plan except to the extent it delegates that authority to our CEO. Such administration involves broad discretion to interpret the 2007 Plan and to make all determinations that are necessary or advisable for its administration. Our board of directors or an authorized delegate may amend or terminate the 2007 Plan, subject to any applicable stockholder approval requirements. Outstanding awards may also be amended, but such amendments require the consent of any award holder who is adversely affected by the amendment.

Limitations on Liability; Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we shall indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that, to the fullest extent allowed by applicable law, we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under “Executive Compensation”, the following is a description of transactions since January 1, 2007 to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or persons or entities affiliated with them, had or will have a direct or indirect material interest.

GI Partners

GI Partners affiliated funds, GI Partners Fund II, L.P. and GI Partners Side Fund II, L.P., which we refer to herein collectively as the GI Partners Funds, own a majority of our outstanding Series A Preferred Stock. The shares of Series A Preferred Stock owned by the GI Partners Funds, together with the shares of common stock owned by the GI Partners Funds, constitute a majority of our outstanding common stock on an as-converted to common stock basis. As of August 1, 2010, GI Partners Funds beneficially owned the substantial majority of our outstanding common stock on an as-converted basis. In connection with our acquisition by the GI Partners Funds in 2006, the GI Partners Funds are parties to several agreements, including, securities purchase agreements, contribution and subscription agreements and/or similar agreements, with us relating to the GI Partners Funds acquisition of our securities.

Howard Park of GI Partners currently serves as the chairman of our board of directors. In addition, Eric Harrison, a former managing director of GI Partners, also serves on our board of directors. Mr. Harrison also served in an uncompensated capacity as a Vice President of the company from January 2007 until February 2007. GI Partners personnel serving, or who have served, as directors and/or officers of us may have certain indemnification rights from us (including, without limitation, under indemnification agreements or other agreements, our certificate of incorporation and/or bylaws).

Management Agreement with GI Manager

On October 3, 2006, we entered into a management agreement with GI Manager L.P., or the GI Manager, an affiliate of both GI Partners Funds, as amended on March 3, 2010, pursuant to which GI Manager agreed to perform certain financial and management consulting and transaction advisory services at the reasonable direction of our board of directors.

Pursuant to the management agreement, as amended, among other things, GI Manager is entitled to a management base fee, as compensation for certain non-transaction related services specifically requested by our board of directors, in an annual amount to be determined by our board of directors during the first calendar quarter of each year during the term of the agreement, but not to exceed $750,000 per year, plus reasonable expenses. For each of the years ended December 31, 2007, 2008 and 2009, our board of directors did not request from GI Manager any non-transaction related services and therefore, a management base fee was never incurred. In addition to this annual management base fee, GI Manager is also entitled to a 1.5% transaction closing fee with respect to any refinancing (other than with respect to the New Credit Facility which GI Manager is entitled to a 0.75% transaction closing fee), restructuring, equity or debt offering, acquisition, merger, consolidation, business combination, sale or divestiture. Under the management agreement, we also have certain indemnification obligations.

In 2007, we paid GI Manager a closing fee of $500,000 for services in connection with the acquisition of certain assets from NYC Connect, LLC. There have been no other fees owed or paid to GI Manager in 2007, 2008 and 2009 under the management agreement.

The management agreement will terminate immediately upon the date that this registration statement, of which this prospectus forms a part, is declared effective by the SEC.

Securities Purchase Agreement

On April 11, 2008, we sold an aggregate of 1,524,000 shares (not adjusted for our subsequent 1-for-10 reverse stock split) of Series A Preferred Stock at a per share purchase price of $10 pursuant to a securities purchase agreement. Purchasers of the Series A Preferred Stock were the GI Partners Funds and Telxinvest, LLC. Former and current executive officers and directors, including Mr. Shepcaro, our Chief Executive Officer, Mr. Downie, our President, Chief Financial Officer and Treasurer, Mr. Raymond, our senior vice president, facility acquisition and Mr. Kolman, our executive vice president of sales, collectively own 89% of Telxinvest, LLC. Two of our former employees own the remainder. The following table summarizes purchases of Series A Preferred Stock by the above-listed investors:

Name of Stockholder	Number of Shares of Series A Preferred Stock*
GI Partners Fund II, L.P.	107,205
GI Partners Side Fund II, L.P.	42,795
Telxinvest, LLC	2,400

*	Number of shares adjusted for our July 2008 1-for-10 reverse stock split.

Contribution and Subscription Agreement

On March 15, 2007, we entered into a contribution and subscription agreement with the GI Partners Funds pursuant to which we agreed to issue and sell to the GI Partners Funds, in the aggregate, 5,000,000 shares (not adjusted for our subsequent 1-for-10 reverse stock split) of Series A Preferred Stock at a per share contribution price of $10 for a total of $50,000,000 in cash contribution in connection with the acquisition of certain assets from NYC Connect, LLC. In addition, on April 1, 2007, we entered into a contribution and subscription agreement with Telxinvest, LLC pursuant to which we agreed to issue and sell to Telxinvest, LLC 80,000 shares (not adjusted for our subsequent 1-for-10 reverse stock split) of Series A Preferred Stock at a per share purchase price of $10 for a total of $800,000 in cash contribution. $100,000 of the purchase price was paid in April 2008. The following table summarizes the issues of Series A Preferred Stock to the above-listed investors:

Name of Stockholder	Number of Shares of Series A Preferred Stock*
GI Partners Fund II, L.P.	357,340
GI Partners Side Fund II, L.P.	142,660
Telxinvest, LLC	8,000

*	Number of shares adjusted for our July 2008 1-for-10 reverse stock split.

GI Partners Funds Bridge Loan

In connection with our acquisition by the GI Partners Funds, we executed two notes on October 3, 2006 with the GI Partners Funds for an aggregate loan amount of $98,000,000 at an interest rate of 10% per year. In 2007, we paid GI Partners Funds $103,715,174 (principal and interest) in the aggregate to extinguish both notes.

Loans

In connection with certain 83(b) elections under the Code by former and current executive officers and directors, we extended loans to two of our former executive officers and Messrs. Shepcaro, Downie, Raymond, Kolman and Terlizzi for an aggregate total of $879,155 (as of March 5, 2010). These loans to our current executive officers are no longer outstanding.

Stockholders Agreement

We are a party to that certain Second Amended and Restated Stockholders Agreement, as amended, effective as of March 15, 2007, among us and certain holders of our common stock and preferred stock, including the GI Partners Funds. The stockholders agreement provides for, among other things, certain rights relating to the registration of the stockholders’ shares of common stock, including those shares issued upon conversion of their preferred stock. See “Description of Capital Stock—Registration Rights” below for additional information.

Digital Realty Trust

As of January 1, 2007, a fund affiliated with GI Partners beneficially owned approximately 12% of Digital Realty Trust. Currently, GI Partners owns 0% of Digital Realty Trust. 10 of our 14 leased facilities are leased to us by Digital Realty Trust, representing 28.1% of our total facility space. The initial terms of these Digital Realty Trust leases expire in 2026, and we have options to extend them through 2046. Generally, under these Digital Realty Trust leases, we are obligated to pay a certain percentage of facility specific annual gross revenue that exceeds a stipulated threshold. We paid Digital Realty Trust an aggregate total of $9.7 million in 2007, $12.2 million in 2008, $16.0 million in 2009 and $8.4 million for the six months ended June 30, 2010 in lease payments.

In connection with the lease agreements, we entered into an operating agreement with Digital Realty Trust and its affiliates, effective as of December 1, 2006, pursuant to which we agreed to joint sales and marketing efforts. In addition, Digital Realty Trust agreed to provide us with an option to lease certain newly acquired or converted buildings and provided us with a $2.4 million alteration allowance. This alteration allowance serves to fund any alterations we request to be made in the facilities we lease from Digital Realty Trust. We have agreed to repay the alteration allowance as supplemental rent payments over a 10 year period at an interest rate of 10% per annum compounded monthly upon substantial completion of the requested alteration. In addition, in connection with the lease agreements, we entered into a management agreement with Digital Realty Trust and its affiliates, effective as of December 1, 2007, pursuant to which we agreed to provide Digital Realty Trust with certain management services in exchange for a management fee of one percent of rents actually collected by us.

Pursuant to a stock option agreement effective as of November 20, 2006 and thereafter amended and restated on March 15, 2007, we granted Digital Realty Trust an option, and certain preemptive rights, to acquire approximately 10% of our Series A Preferred Stock. This option, and the preemptive rights, expired unexercised on October 3, 2008.

Indemnification Agreements

We expect to enter into indemnification agreements with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Director Independence

For a discussion of the independence of our directors, please see “Management—Board of Directors” above.

Other Transactions

ThePlanet.com Internet Services, Inc., or The Planet, provides us with certain IT hosting services pursuant to a service agreement. GI Partners affiliated funds, directly or indirectly, own a supermajority of the outstanding Series A Preferred Stock of The Planet and the shares of Series A Preferred Stock and common stock owned by the GI Partners affiliated funds (directly or indirectly) constitute a majority of The Planet’s outstanding common stock on an as-converted to common stock basis. Our chairman of the board, Howard Park, sits on the board of directors of The Planet. We paid The Planet approximately $124,795, $75,355 and $0 in 2009, 2008 and 2007, respectively.

Policies and Procedures for Related Party Transactions

We expect that pursuant to our audit committee charter, to be in effect upon completion of this offering, our audit committee will be responsible for reviewing and approving in advance any related party transaction. Prior to the completion of this offering, our full board of directors will review all material related party transactions.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will amend our code of conduct and ethics, which we expect will include a formal policy that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, will not be permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $100,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of this policy. Upon completion of this offering, we will post the full text of the code on our website.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of                     , 2010, subject to certain assumptions set forth in the footnotes and as adjusted to reflect the sale of the shares of our common stock offered in this offering under this prospectus for:

•	each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our current directors;

•	each of our named executive officers;

•	all of our current directors and current executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

Applicable percentage ownership in the following table is based on                      shares of common stock outstanding as of                     , 2010, which gives effect to the conversion of all outstanding shares of preferred stock into                      shares of common stock immediately prior to the completion of this offering.

The table and footnotes set forth the number of shares held by, and the percentage beneficial ownership of, each selling stockholder based on                      shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase up to an additional                  shares of our common stock.

Unless otherwise indicated, the address of each of the individuals named below is The Telx Group, Inc., 1 State Street, 21st Floor, New York, New York 10004.

	Shares Beneficially Owned Prior to the Offering		Shares Being Offered(1)	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent (%)		Number	Percent (%)
5% Stockholders
GI Partners Fund II, L.P.(2)
GI Partners Side Fund II, L.P.(2)
Named Executive Officers and Directors
Eric Shepcaro(3)
Christopher W. Downie(3)
J. Todd Raymond(3)
William Kolman(3)
Michael Terlizzi(3)
Howard Park(2)
Eric Harrison
Daniel H. Schulman
Rolla P. Huff
Jesper Andersen
All directors and executive officers as a group (11 persons)
Other Selling Stockholders
Telxinvest, LLC(4)

*	less than 1%.
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(2)	Includes 1,357,896 and 542,103 shares of our Series A Preferred Stock held by GI Partners Fund II, L.P. and GI Partners Side Fund II, L.P., respectively, which will convert into and shares of our common stock, respectively, immediately prior to the closing of this offering. The general partner of the GI Partners Funds is GI GP I L.P., a Delaware limited partnership. GI GP LLC, a Delaware limited liability company, is the general partner of GI GP I, L.P. GI Manager L.P., a Delaware limited partnership, is the manager of the GI Partners Funds. GI GP LLC is the general partner of GI Manager L.P. Howard Park, our chairman of the board, is a Managing Director at GI Partners. The address for the GI Partners Funds is 2180 Sand Hill Road, Suite 210, Menlo Park, California 94025.
(3)	Does not include an aggregate of 179,541 shares of Series B Contingent Preferred Stock beneficially owned by Messrs. Shepcaro, Downie, Raymond, Kolman and Terlizzi. Immediately prior to this offering, each outstanding share of Series B Contingent Preferred Stock will convert into between zero and one share of Series B Convertible Preferred Stock (the precise rate of conversion will be based on the internal rate of return of the GI Partners Funds investment in Telx as set forth in our current amended and restated certificate of incorporation). The outstanding shares of Series B Convertible Preferred Stock will then immediately convert into our common stock. However, in the event that the GI Partners Funds does not reach a minimum return threshold as provided for in our current amended and restated certificate of incorporation, the Series B Contingent Preferred Stock will not convert at all.
(4)	Represents 30,400 shares of our Series A Preferred Stock. Former and current executive officers and directors, including Mr. Shepcaro, our Chief Executive Officer and member of our board of directors, Mr. Downie, our President, Chief Financial Officer and Treasurer, Mr. Raymond, our senior vice president, facility acquisition, and Mr. Kolman, our executive vice president of sales, collectively own 89% of Telxinvest, LLC. Two of our former employees own the remainder.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of the amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Upon the closing of this offering, our authorized capital stock will consist of              million shares of common stock, $0.0001 par value per share, and              million shares of undesignated preferred stock, $0.0001 par value per share.

Common Stock

As of             , there were             shares of common stock outstanding, held of record by approximately              stockholders after giving effect to the conversion of all of our outstanding shares of preferred stock into shares of common stock. There will be             shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by this prospectus.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Directors shall be elected by a plurality of the votes cast. Except as otherwise required by law or as provided in our amended and restated certificate of incorporation or amended and restated bylaws, holders of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section entitled “Dividend Policy.” Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to the closing of this offering, all outstanding shares of our preferred stock will be converted into shares of common stock. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to              shares of preferred stock, in one or more series. Our board will determine the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of any series, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

In connection with our acquisition of certain assets of GreatAccess.com, Inc., on May 28, 2008, we issued a warrant to GreatAccess.com, Inc. to purchase 10,000 shares of our common stock at an exercise price of $4.00 per share (after adjustment for our July 2008 1-for-10 reverse stock split, the warrant is exercisable to purchase 1,000 shares of our common stock at an exercise price of $40.00 per share.) This warrant has an initial term of seven years from the issue date. It is anticipated that these warrants will be exercised prior to the closing of this offering.

In 2001, we issued a warrant to DSR Holdings III, LLC. After adjustments for reverse stock splits and taking into account the impact of our acquisition by the GI Partners Funds, this warrant has no economic value, since the exercise of the warrant, at a cost to the warrantholder of approximately $112,000, would yield less than $100,000 of cash as the warrantholder’s sale proceeds.

Registration Rights

Upon completion of this offering, and after the expiration of the lock-up agreements described in the section entitled “Shares Eligible for Future Sale,” holders of the substantial majority of our common stock will be entitled to rights to register the shares held by them under the Securities Act pursuant to registration rights granted to such holders of these securities. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions and limitations, that the underwriters may limit the number of shares to be included in the registration and in some cases exclude these shares entirely.

In addition, the holders of these shares may require us to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. See the section entitled “Shares Eligible for Future Sale.”

Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the completion of this offering, contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation; Amended and Restated Bylaws

We expect that our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the closing of this offering, will contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock.    As discussed above, our board of directors has the ability to issue, without stockholder approval, preferred stock with voting or other rights or preferences as may be fixed by the board of directors that could impede the success of any takeover attempt. This and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limitations on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting.    We expect to provide in our amended and restated certificate of incorporation that our stockholders may not act by written consent from and after the date upon which GI Partners and its affiliates, collectively, cease to beneficially own at least 50% of our outstanding common stock. The inability of our stockholders to act by written consent under such circumstances may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only by the chairperson of our board of directors, the chief executive officer, the president or the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or from otherwise attempting to obtain control of our company.

Board Classification.    Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management—Board of Directors.” A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

Board Vacancies Filled Only by Majority of Directors.    Vacancies and newly created seats on our board shall be filled only by a majority of the remaining directors then in office. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

No Cumulative Voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Directors Removed Only for Cause.    Our amended and restated certificate of incorporation provides for the removal of directors only for cause and only upon the affirmative vote of the holders of a supermajority of the total voting power of our outstanding capital stock entitled to vote generally in the election of directors.

Amendment of Charter Provisions and Bylaws.    The amendment of certain of the above provisions in our amended and restated certificate of incorporation and of any provision in our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute.    Our amended and restated certificate of incorporation provides that upon the occurrence of a transaction in which GI partners and its affiliates’ beneficial ownership interest in us is reduced to less than 5% of our outstanding shares of common stock, we will be subject to Section 203 of the DGCL, or DGCL Section 203. Accordingly, we are not currently subject to DGCL Section 203. DGCL Section 203 prevents, subject to certain exceptions set forth therein, certain Delaware corporations, including those whose securities are listed on The Nasdaq Global Market, from engaging, under certain circumstances, in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. For purposes of DGCL Section 203, a business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of 10% or more of our assets. In general, DGCL Section 203 defines an interested stockholder as any entity or person owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may opt out of DGCL Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for our shares.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

We expect that the transfer agent and registrar for the common stock will be American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, New York 10038 and its telephone number is (800) 937-5499.

Nasdaq Global Market

We have applied to list our common stock on The Nasdaq Global Market under the symbol “TELX.”

DESCRIPTION OF INDEBTEDNESS

The key terms of our New Credit Facility are described below. These descriptions are not complete and are qualified in their entirety by reference to the complete texts of the related agreements, copies of which have been filed as exhibits to this registration statement, of which this prospectus forms a part.

Secured Credit Facility

General

On June 17, 2010, we and certain of our subsidiaries entered into a senior secured credit facility, consisting of a $150.0 million term loan and a $25.0 million revolving facility, with Goldman Sachs Lending Partners LLC, as administrative agent and collateral agent, and the other lenders party thereto (the “New Credit Facility”). We used $138.1 million of the proceeds of the term loan to repay indebtedness outstanding under our NY Credit Agreement, the 56 Marietta Loans, other minor indebtedness, and to pay the fees and expenses of the transaction, and we used an additional $1.1 million of proceeds to pay accrued interest on repaid indebtedness. The remaining proceeds from the borrowings will be used to fulfill our and our subsidiaries’ working capital requirements and for general corporate purposes. We did not draw upon the revolving facility at closing, but when or if we do so, we will use the proceeds to fulfill our and our subsidiaries’ working capital requirements and for general corporate purposes.

Maturity Date

The term loan matures on June 17, 2015 and the revolving loan matures on June 17, 2014.

Guarantee and Security

The obligations under the credit agreement are guaranteed by all of our current subsidiaries, and certain of our subsidiaries that we may acquire or create in the future (collectively, the “subsidiary guarantors”) and are secured by substantially all of our and the subsidiary guarantors’ assets.

Interest and Fees

The non-default interest rates for the loans under the credit agreement are determined either by (i) LIBOR (for the applicable interest period) plus the applicable margin (a “LIBOR Loan”), or at our election, (ii) a prime-based rate (equal to the greatest of (a) the Federal Funds effective rate plus 0.50%, (b) the prime rate published in the Wall Street Journal and (c) LIBOR (using a one-month period) plus 1.0%), plus the applicable margin (a “Base Rate Loan”). The applicable margin is 5.00% for a Base Rate Loan and 6.00% for a LIBOR Loan. The margins for both LIBOR Loans and Base Rate Loans will increase by 0.25% if we are unable to obtain leasehold mortgages on all of our leases with Digital Realty Trust by November 14, 2010, until we obtain all such leasehold mortgages. As of August 10, 2010, we have granted leasehold mortgages on five of these leases. The margin increase will terminate, to the extent it occurs, if our senior secured leverage ratio drops below a threshold set forth in the credit agreement or once all of our leasehold mortgages with Digital Realty Trust have been obtained. The credit agreement provides for a LIBOR floor of 2.00% and a Base Rate Loan floor of 3.00%. Under the credit facility, we are required to pay annually an unused revolving commitment fee of 0.625% of the amount by which the revolving loan commitments exceed the average daily balance of the outstanding revolving loan and letter of credit. We are also required to pay Goldman Sachs Lending Partners LLC an annual administration fee of $100,000.

The term loan may be prepaid at any time, and the credit agreement provides for certain mandatory principal prepayments, including certain payments if our consolidated cash flow exceeds certain levels. Any voluntary principal prepayments and mandatory principal prepayments required as a result of the incurrence of indebtedness and any repricing of the term loan at a lower interest rate or weighted average yield, shall be subject to a prepayment premium of 2.00% if repaid or repriced prior to June 17, 2011, or 1.00% if repaid or repriced prior to June 17, 2012.

Covenants

The credit agreement contains restrictive covenants, including financial covenants requiring us and the subsidiary guarantors, collectively, to maintain a maximum senior secured leverage ratio and a minimum interest coverage ratio. The credit agreement restricts our and our subsidiaries’ ability to, among other things, make capital expenditures, pay dividends, incur or make payments on debt, grant liens, make investments, merge with or acquire other companies, sell assets or enter into affiliate transactions. The negative covenants in the credit agreement are subject to exceptions described in the credit agreement. We were in compliance with the covenants of the credit agreement as of June 30, 2010.

Events of Default

The events of default under the credit facility include payment defaults; breaches of representations, warranties or covenants; cross defaults to certain other indebtedness; challenging the validity or enforceability of the credit agreement and related documents; insolvency related proceedings; judgments for the payment of money; certain ERISA events; and changes of control. The occurrence of an event of default could result in the termination of the lenders’ obligation to make loans under the revolving facility, acceleration of the obligations under the credit agreement, an increase in the interest rate, a requirement to post cash collateral to secure outstanding letter of credit obligations, and foreclosure on the pledged assets.

Interest Rate Cap and Swap Agreements

On August 2, 2010, we entered into an interest rate cap agreement with a notional amount of $87.5 million with SunTrust Bank as required by the new credit agreement. The term of the agreement is eleven months, beginning on August 3, 2010 and ending on June 30, 2011. The agreement calls for a cap rate of 3% and a floating option of USD-LIBOR-BBA.

Also, on August 2, 2010, we entered into an interest rate swap agreement with a notional amount of $87.5 million with SunTrust Bank. The term of the agreement is two years, beginning on June 30, 2011 and ending on June 30, 2013. The agreement calls for a cap rate of 1.44% and a floating option of USD-LIBOR-BBA.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing price of our common stock from time to time or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of                      shares of common stock, assuming the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. Of these shares, all                      of the shares sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining                      shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration described below under Rules 144 or 701 promulgated under the Securities Act.

“Restricted” shares and shares subject to the contractual restrictions described below will be available for sale in the public market as follows:

•	shares will be eligible for sale upon completion of this offering; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus.

In addition, of the 116,297 shares of our common stock that were subject to stock options outstanding as of August 3, 2010, options to purchase 63,716 shares of common stock were vested as of August 3, 2010 and will be eligible for sale 90 days after the date of this prospectus. In addition, as of August 1, 2010, warrants to purchase 1,000 shares of our common stock with a weighted average exercise price of $40.00 were outstanding (excluding warrants without any economic value).

Lock-Up Agreements and Obligations

Certain of our officers, directors and stockholders, who together hold         % of our outstanding common stock as of                     , 2010, have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into shares or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of at least 180 days after the date of this prospectus. Transfers or dispositions can be made sooner only in certain circumstances or with the prior written consent of Goldman, Sachs & Co. and Deutsche Bank Securities Inc. Goldman, Sachs & Co. and Deutsche Bank Securities Inc. may release any of the shares subject to these lock-up agreements at any time without notice.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors, consultants or advisors who purchase or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

Upon completion of this offering, the holders of an aggregate of              shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity incentive plans. See the section entitled “Management—Equity Benefit Plans.” Subject to the lock-up agreements described above, other contractual lock-up obligations set forth in the grant agreements under each such plan and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a general discussion of material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock that may be relevant to holders who hold shares of our common stock as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations.

This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal tax laws (such as certain financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, insurance companies, tax-exempt entities, retirement plans, brokers or dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons owning, actually or constructively, 10% or more of our stock for United States federal income tax purposes, expatriates, persons who hold our common stock as part of a straddle, hedge, conversion transaction or other risk-reduction or integrated investment, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, taxpayers whose functional currency is not the U.S. dollar, and persons who hold or receive our common stock as compensation).

This discussion does not address the U.S. state and local or non-U.S. tax considerations relating to the acquisition, ownership and disposition of our common stock.

As used in this discussion, the term “U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof; or

•

a trust, if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The term “non-U.S. holder” means a beneficial owner of our common stock that is not a U.S. holder.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for a calendar year by reason of being present in the United States for at least 31 days in such calendar year and for an aggregate of at least 183 days during a three-year period ending with such current calendar year (counting for such purposes all of the days present in such current calendar year, one-third of the days present in the immediately preceding calendar year, and one-sixth of the days present in the second preceding calendar year).

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we suggest that you consult your own tax advisor as to the particular U.S. federal income and estate tax consequences applicable to you.

Prospective purchasers are urged to consult their own tax advisors as to the particular tax considerations applicable to them relating to the acquisition, ownership and disposition of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

U.S. Holders

Dividends

Dividends paid on shares of our common stock will be treated as dividends for United States federal income tax purposes to the extent they are paid by us out of our current or accumulated earnings and profits and will be includible in gross income by a U.S. holder upon receipt. To the extent that the amount of any dividend paid on shares of our common stock exceeds our current and accumulated earnings and profits, such excess will be treated first as a return of capital, which will be applied against and reduce your adjusted tax basis (but not below zero) in such shares of our common stock. This reduction in tax basis will increase any gain, or reduce any loss, realized by you on a subsequent sale, exchange or other disposition of such shares. To the extent that the amount of any dividend paid on shares of our common stock exceeds our current and accumulated earnings and profits, the portion of such excess that is not treated as a return of capital will be taxed as capital gain.

Under current law, any dividend paid will be eligible for the dividends-received deduction, if received by a qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends-received deduction. If you are an individual, dividends received by you on a share of our common stock will generally be subject to a reduced maximum United States federal income tax rate of 15% for taxable years beginning prior to January 1, 2011, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. To qualify for such reduced rate, you must have held the shares of common stock for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date.

In general, for purposes of meeting the holding period requirements for both the dividends-received deduction and the reduced maximum tax rate on dividends described above, you may not count towards your holding period any period in which you (a) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of shares of our common stock or substantially identical stock or securities, (b) are the grantor of an option to buy shares of our common stock or substantially identical stock or securities or (c) otherwise have diminished your risk of loss by holding one or more positions with respect to substantially similar or related property. United States Treasury Regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividends-received deduction as well as eligibility for the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are advised to consult your own tax advisor regarding the implications of these rules in light of your particular circumstances.

If you are a corporation, you should consider the effect of Section 246A of the Code, which reduces the dividends-received deduction allowed with respect to “debt-financed portfolio stock.” The Code also imposes a 20% alternative minimum tax on corporations. In some circumstances, a portion of dividends subject to the dividends-received deduction will serve to increase a corporation’s minimum tax base for purposes of the alternative minimum tax. In addition, a corporate shareholder may be required to reduce its tax basis in stock with respect to certain “extraordinary dividends”, as provided under Section 1059 of the Code, and individual United States holders will be subject to special rules in the event that they receive “extraordinary dividends” that are subject to the reduced maximum rate of tax for dividends. You should consult your own tax advisor in determining the application of these rules in light of your particular circumstances.

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of our common stock, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and such U.S. holder’s adjusted tax basis in the share of our common stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for such share of our common stock exceeds one year. Under current law, if you are an individual, net long-term capital gain realized by you is subject to a reduced tax rate for United States federal income tax purposes of 15%. This rate is currently scheduled to increase after 2010. The deduction of capital losses is subject to limitations.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year or (2) the excess of the U.S. holder’s adjusted gross income for the taxable year (which in the case of an individual will include foreign earned income) over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of common stock, unless such dividend or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our common stock.

Information Reporting and Backup Withholding Tax

In general, dividends on our common stock and payments of the proceeds of a sale, exchange or other disposition of our common stock paid to a U.S. holder may be subject to information reporting. Certain U.S. holders may be subject to backup withholding tax (currently at a rate of 28% through 2010) on payments made on or with respect to our common stock if such U.S. holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Certain persons are exempt from backup withholding including, in certain circumstances, corporations and financial institutions.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a refund or a credit against such U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service (the “IRS”). U.S. holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

Non-U.S. Holders

Dividends

We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-U.S. holder at a rate of 30%, unless (a) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent proper IRS documentation, or (b) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides to us or such agent proper IRS documentation. In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual and corporate rates applicable to U.S. persons. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain.

Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

In addition, where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under an applicable income tax treaty. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless:

•	such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met;

•

the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment of such non-U.S. holder); or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and the non-U.S. holder holds or has held, directly or indirectly, at any time within the shorter of the five-year period preceding such sale, exchange or disposition or the period that such non-U.S. holder held our common stock, more than 5% of our common stock).

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses allocable to U.S. sources. If the second or third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation could also be subject to a branch profits tax on such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. tax under the treaty.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty. Backup withholding tax (at a rate equal to 28% through 2010 and 31% after 2010) may also apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also perform backup withholding on that amount unless you provide appropriate certification to the broker of your status as a non-U.S. holder or you otherwise establish an exemption. Information reporting will also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documenting evidence in its records that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

Recent Legislation

President Obama recently signed into law the Hiring Incentives to Restore Employment (HIRE) Act of 2010, which will impose certain increased certification requirements and information reporting. In the event of noncompliance with the revised certification requirements, 30% withholding tax could be imposed on payments to Non-U.S. Holders of interest, dividends or sales proceeds. We will not pay any additional amounts to Non-U.S. Holders in respect of any amounts withheld. Such provisions will generally apply to payments made after December 31, 2012. It cannot be predicted in what form this legislation will be further implemented. Prospective investors should consult their own tax advisors regarding this new legislation.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Under current law for 2010 only, there is no U.S. federal estate tax. There is a possibility, however, of the retroactive reinstatement of the U.S. federal estate tax for 2010. Under current law, in 2011, the U.S. federal estate tax will be fully reinstated.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
RBC Capital Markets Corporation
Oppenheimer & Co. Inc.
Piper Jaffray & Co
SunTrust Robinson Humphrey, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to              additional shares from the company and/or the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional              shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the shares offered hereby for sale to our directors, officers and employees. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing equity incentive plans, securities issued upon the exercise of options or upon the exercise, conversion or exchange of exercisable, convertible or exchangeable securities outstanding as of the date hereof, issuances of securities in connection with mergers or acquisitions we may make in an aggregate amount not to exceed 5% of our fully diluted stock outstanding after the closing of this offering and other customary exceptions. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the common stock on The Nasdaq Global Market under the symbol “TELX”.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company and/or the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time.

These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company and the selling stockholders estimate that their share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In particular, the affiliates of each of RBC Capital Markets Corporation and SunTrust Robinson Humphrey, Inc. were lenders under the company’s prior revolving credit facility and term loan and have received fees from the company. In addition, Goldman Sachs Lending Partners LLC, an affiliate of Goldman, Sachs & Co., Deutsche Bank Securities Inc., RBC Capital Markets Corporation and SunTrust Robinson Humphrey, Inc. are joint book runners and syndication agents under the New Credit Facility and have received and will receive fees from us. Moreover, affiliates of Goldman, Sachs & Co. are administrative agent and collateral agent and lender under the New Credit Facility and have received and will receive fees from us. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of The Telx Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule to the registration statement. You should refer to the registration statement and its exhibits and schedule for additional information. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

Copies of the registration statement, including its exhibits and schedule, may be examined without charge at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the Public Reference Room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement are also available to you, free of charge, on the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We will make available to our stockholders annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF THE TELX GROUP, INC.

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

The Telx Group, Inc.:

We have audited the accompanying consolidated balance sheets of The Telx Group, Inc. and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Telx Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    KPMG LLP

New York, New York

March 18, 2010

THE TELX GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	June 30,	December 31,
	2010	2009	2008
	(unaudited)
Assets
Cash and cash equivalents	$38,472	$40,655	$22,638
Accounts receivable, net of allowance for bad debt of $857, $578 and $349	6,634	5,429	7,801
Current deferred tax asset	315	314	153
Prepaid expenses	1,413	1,375	1,671
Loans due from officers, current	—	102	102
Deferred offering costs	3,997	—	—
Other current assets	3,179	1,988	1,488

Total current assets	54,010	49,863	33,853
Property and equipment, net (Note 9)	95,148	70,078	46,017
Goodwill	149,153	149,153	149,153
Intangible assets, net (Note 8)	19,497	20,834	36,606
Cash—restricted	6,578	4,694	4,713
Prepaid rent	5,884	5,990	6,102
Loans due from officers, non-current	—	828	888
Other assets	10,438	1,982	2,970

Total assets	$340,708	$303,422	$280,302

Liabilities and Stockholders’ Equity
Accounts payable	$6,828	$3,414	$5,551
Accrued expenses	13,915	9,084	6,278
Customer security deposits	1,309	1,268	870
Deferred revenue	3,008	3,709	3,000
Current portion of capital lease and other financing obligations (Note 10)	1,149	916	437
Current portion of mortgage and loans payable (Note 10)	1,500	13,301	9,352

Total current liabilities	27,709	31,692	25,488
Customer security deposits, less current portion	52	270	483
Deferred rent	28,615	24,144	16,341
Deferred revenue, less current portion	3,669	1,750	2,006
Deferred tax liability, net	4,377	3,923	2,774
Capital lease and other financing obligations, less current portion (Note 10)	3,626	4,620	3,104
Mortgage and loans payable, less current portion (Note 10)	148,500	116,693	101,046

Total liabilities	216,548	183,092	151,242

Commitments and contingencies (see Note 18)

Stockholders’ Equity
Preferred stock, Series A, par value $0.0001 per share; 2,300,000 shares authorized at June 30, 2010, December 31, 2009 and 2008; 1,930,399 shares issued and outstanding shares at June 30, 2010, December 31, 2009 and 2008, respectively	—	—	—
Preferred stock, Series B, par value $0.0001 per share; 253,223 shares authorized at June 30, 2010, December 31, 2009 and 2008; 240,354, 240,354 and 248,322 shares issued and outstanding at June 30, 2010, December 31, 2009 and 2008, respectively	—	—	—
Common stock, par value $0.0001 per share; 4,500,000 shares authorized at June 30, 2010, December 31, 2009 and 2008; 706, 706 and 224 shares issued and outstanding at June 30, 2010, December 31, 2009 and 2008, respectively.	—	—	—
Additional paid-in capital	205,505	204,682	203,493
Accumulated deficit	(81,345)	(84,352)	(74,433)

Total stockholders’ equity	124,160	120,330	129,060

Total liabilities and stockholders’ equity	$340,708	$303,422	$280,302

See accompanying notes to the consolidated financial statements

THE TELX GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Revenues	$61,219	$45,641	$98,335	$70,038	$50,762

Costs and operating expenses
Cost of revenues	35,519	27,782	60,577	41,701	31,766
Sales and marketing	6,699	14,584	23,753	36,826	31,976
General and administrative	9,913	7,389	15,607	14,805	14,321

Total costs and operating expenses	52,131	49,755	99,937	93,332	78,063

Income (loss) from operations	9,088	(4,114)	(1,602)	(23,294)	(27,301)
Interest income	127	169	374	396	612
Interest expense	(5,334)	(3,229)	(7,221)	(7,380)	(9,769)
Other expense	—	(40)	(12)	(330)	(739)

Income (loss) before income taxes	3,881	(7,214)	(8,461)	(30,608)	(37,197)
Income tax benefit (expense)	(874)	(1,243)	(1,458)	(772)	811

Net income (loss)	3,007	(8,457)	(9,919)	(31,380)	(36,386)
Less: preferred dividends	(13,053)	(11,825)	(24,452)	(21,743)	(17,676)

Net loss available for common stockholders	$(10,046)	$(20,282)	$(34,371)	$(53,123)	$(54,062)

Net loss per common share:
Basic and diluted loss per share	$(14,229)	$(52,818)	$(63,066)	$(290,290)	$(540,620)
Weighted average common shares outstanding:
Basic and diluted	706	384	545	183	100

See accompanying notes to the consolidated financial statements

THE TELX GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$3,007	$(8,457)	$(9,919)	$(31,380)	$(36,386)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,697	2,367	5,914	2,297	2,911
Amortization of intangibles assets	1,337	10,709	15,772	29,959	28,649
Amortization of deferred financing fees	1,638	485	1,017	1,143	697
Stock-based compensation	823	570	1,179	919	379
Bad debt expense	613	457	1,002	1,226	231
Deferred tax liability, net	453	1,244	988	772	(811)
Changes in operating assets and liabilities:
Accounts receivable	(1,818)	(6)	1,370	(3,182)	(4,670)
Restricted cash	(1,884)	7	19	(33)	(3,351)
Prepaid expenses, deferred offering costs and other current assets	(2,810)	3	(32)	(2,381)	1,132
Other assets	(604)	1,551	1,498	612	(430)
Accounts payable	3,414	(2,073)	(2,137)	(602)	4,941
Customer security deposits	(177)	287	185	463	27
Accrued expenses	4,831	637	2,806	3,191	(2,478)
Deferred revenue	1,218	364	453	4,666	(578)
Deferred rent	4,471	3,881	7,803	7,175	5,020

Net cash provided by (used in) operating activities	18,209	12,026	27,918	14,845	(4,717)

Cash flows from investing activities:
Purchases of property and equipment	(28,023)	(19,083)	(28,982)	(13,595)	(7,356)
Purchase of noncontrolling interest	—	—	—	—	(2,250)
Purchase of NYCC, including transaction costs	—	—	—	—	(46,045)
Advance payments to vendors for equipment purchases	—	—	—	(907)	—

Net cash used in investing activities	(28,023)	(19,083)	(28,982)	(14,502)	(55,651)

Cash flows from financing activities:
Payments of financing cost	(10,870)	(1,177)	(1,527)	(155)	(2,457)
Payments on capital lease obligations	(437)	(246)	(578)	—	—
Proceeds from loans	151,000	16,769	26,769	232	111,000
Debt repayments	(132,062)	(2,004)	(5,593)	(803)	(98,000)
Proceeds from issuances of Series A preferred stock	—	—	—	15,213	50,000
Proceeds from subscriptions receivable for Series A preferred stock	—	—	—	100	700
Proceeds from common stock option exercise by employee	—	10	10	3	—

Net cash provided by financing activities	7,631	13,352	19,081	14,590	61,243

Net increase (decrease) in cash and cash equivalents	(2,183)	6,295	18,017	14,933	875
Cash and cash equivalents at beginning of period	40,655	22,638	22,638	7,705	6,830

Cash and cash equivalents at end of period	$38,472	$28,933	$40,655	$22,638	$7,705

Supplemental disclosures of cash flow information:
Interest paid	3,806	2,601	6,056	6,323	8,693
Income taxes paid	538	29	362	407	212
Rents paid	14,254	12,694	24,509	19,139	14,020
Supplemental cash flow information of non-cash activities:
Assets acquired through capital leases	744	910	994	1,111	—

See accompanying notes to the consolidated financial statements

THE TELX GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

AND THE SIX MONTHS ENDED JUNE 30, 2010 (UNAUDITED)

(in thousands, except share data)

	Series A preferred		Series B preferred		Common stock		Additional paid-in capital	Comprehensive income (loss)	Accumulated deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2006	1,269,999	$—	98,537	$—	100	$—	$134,322	$—	$(6,667)	$127,655
Issuance of capital stock in NYCC transaction	500,000	—	—	—	—	—	50,000	—	—	50,000
Sale of shares to Telxinvest	8,000	—	—	—	—	—	800	—	—	800
Compensation expense for:
Issuance of Series B preferred stock	—	—	142,686	—	—	—	270	—	—	270
Issuance of common stock options to employees	—	—	—	—	—	—	109	—	—	109
Issuance of stock options for Series A preferred stock in connection with the lease agreement	—	—	—	—	—	—	1,835	—	—	1,835
Net loss for the year ended December 31, 2007	—	—	—	—	—	—	—	$(36,386)	(36,386)	(36,386)

								$(36,386)

Balances at December 31, 2007	1,777,999	$—	241,223	$—	100	$—	$187,336		$(43,053)	$144,283
Proceeds from issuance of Series A preferred stock, net of related costs	152,400	—	—	—	—	—	15,213	—	—	15,213
Exercise of common stock options	—	—	—	—	124	—	3	—	—	3
Compensation expense for:
Forfeitures of Series B preferred stock	—	—	(4,901)	—	—	—	—	—	—	—
Issuance of Series B preferred stock	—	—	12,000	—	—	—	588	—	—	588
Issuance of common stock options to employees	—	—	—	—	—	—	331	—	—	331
Issuance of warrants to purchase fixed assets	—	—	—	—	—	—	22			22
Net loss for the year ended December 31, 2008	—	—	—	—	—	—	—	$(31,380)	(31,380)	(31,380)

								$(31,380)

Balances at December 31, 2008	1,930,399	$—	248,322	$—	224	$—	$203,493		$(74,433)	$129,060
Exercise of common stock options	—	—	—	—	482	—	10	—	—	10
Compensation expense for:
Forfeitures of Series B preferred stock	—	—	(7,968)	—	—	—	—	—	—	—
Issuance of Series B preferred stock	—	—	—	—	—	—	611	—	—	611
Issuance of common stock options to employees	—	—	—	—	—	—	568	—	—	568
Net loss for the year ended December 31, 2009	—	—	—	—	—	—	—	$(9,919)	(9,919)	(9,919)

								$(9,919)

Balances at December 31, 2009	1,930,399	$—	240,354	$—	706	$—	$204,682		$(84,352)	$120,330
Compensation expense for:
Issuance of Series B preferred stock	—	—	—	—	—	—	306	—	—	306
Issuance of common stock options to employees	—	—	—	—	—	—	517	—	—	517
Net income for the six months ended June 30, 2010	—	—	—	—	—	—	—	3,007	3,007	3,007

								$3,007

Balances at June 30, 2010	1,930,399	$—	240,354	$—	706	$—	$205,505		$(81,345)	$124,160

See accompanying notes to the consolidated financial statements

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

(1)	Organization and Nature of Operations

The Telx Group, Inc. (the Company) operates secure, environmentally controlled facilities in which network providers and bandwidth consumers place their equipment and converge their networks to conduct business with each other (Interconnection Services). As of December 31, 2009 and June 30, 2010, the Company operated leased facilities throughout the United States of America and owns and operates a building in Atlanta, Georgia. The Company’s customers include international and domestic telecommunication companies, Internet service providers, media companies, and enterprises.

The Company was incorporated under the laws of the State of Delaware on August 3, 2000 as CSP Holdings, Inc. (CSP). On December 1, 2000, CSP acquired certain assets of Telx Communications Corporation (renamed CRO Corp.) and began operations as Telx. In May 2004, the Company purchased a 12-story interconnection/datacenter facility in downtown Atlanta, Georgia, and related customer leases and contracts, leasehold improvements, time deposits, and all intellectual property. In September 2006, the holders of the Company’s common stock and Class A Preferred Stock approved and adopted an agreement and plan of merger by and among the Company, GI Partners Fund II, L.P. (GI Fund II), GI Partners Side Fund II, L.P. (Side Fund II and together with GI Fund II, the GI Partners Funds), and a wholly owned subsidiary of the GI Partners Funds created specifically for the merger. On October 3, 2006, the wholly owned subsidiary of the GI Partners Funds merged into the Company and the Company was the surviving entity (the GI Transaction). In connection with this transaction, the GI Partners Funds issued a $98,000 demand note to the Company, which bore an interest rate of 10% per annum and had a maximum one year term. In 2007, this loan was fully repaid with proceeds of debt financing (see Note 10).

Prior to December 1, 2006, the Company’s operating facilities included leased premises at 60 Hudson Street in New York, New York and the Company’s owned building at 56 Marietta Street in Atlanta, Georgia. Effective December 1, 2006, the Company entered into lease agreements with affiliates of Digital Realty Trust, Inc. (Digital Realty Trust), under which the Company’s subsidiaries leased space in certain buildings owned by Digital Realty Trust or its affiliates (the Digital Realty Trust Transaction). Under the terms of each lease agreement, the Company’s subsidiaries became the exclusive Interconnection Services provider for the building covered by such lease and the existing Interconnection customer agreements were assigned by Digital Realty Trust to the Company. Pursuant to this transaction, the Company leases and operates interconnection area facilities in the following Digital Realty Trust properties: 300 JFK Boulevard East, Weehawken, NJ; 113 North Myers Street, Charlotte, NC; 36 NE 2nd Street, Miami, FL; 350 East Cermak Road, Chicago, IL; 600 South Federal, Chicago, IL; 2323 Bryan Street, Dallas, TX; 200 Paul Avenue, San Francisco, CA; 600 West 7th Street, Los Angeles, CA; 1100 Space Park Drive, Santa Clara, CA, and; 120 East Van Buren Street, Phoenix, AZ (see Note 18).

On March 15, 2007, Telx – New York 111 8th, LLC, a wholly owned subsidiary of the Company formed specifically for the purpose, entered into an asset purchase agreement to acquire certain assets and assume certain related liabilities of NYC Connect, LLC located at 111 8th Avenue, New York, New York. The purchase price was $45,190 and was funded through the sale of $50,000 of additional Series A Preferred Stock to the GI Partners Funds (see Note 5).

Various additional leases were entered into during the normal course of business in 2007, 2008, 2009 and the first six months of 2010 to expand the Company’s business operations (see Note 18).

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

(2)	Basis of Presentation and Summary of Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The accompanying consolidated balance sheet as of June 30, 2010, the consolidated statements of income and of cash flows for the six months ended June 30, 2009 and 2010, and the consolidated statements of stockholders’ equity and comprehensive income for the six months ended June 30, 2010 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary to state fairly our financial position as of June 30, 2010, and operating results and cash flows for the six months ended June 30, 2009 and 2010. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six month periods are unaudited. The results of the six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period or for any other future year.

The following is a summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements.

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements reflect the balances and results of operations of NYC Connect, LLC (acquired by Telx-New York 111 8th, LLC) from the acquisition date in March 2007 (see Note 5).

(b)	Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill and intangible assets, valuation allowances for receivables, stock based payments, and deferred income taxes. These estimates and assumptions are based on management’s best estimate and judgment. Management evaluates its estimates and assumptions on an on-going basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less from date of purchase to be cash equivalents. Cash equivalents consist of money market instruments.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

(d)	Restricted Cash

Restricted cash represents deposits maintained with financial institutions as collateral for open letters of credit issued on behalf of the Company for certain operating leases and as collateral for its debt (see Note 10). The availability of the funds in those accounts is subject to restrictions for specific use. Deposit amounts held as collateral for debt obligations can vary on an ongoing basis and may require annual budget approval by the lender. The Company’s restricted cash balances were $6,578, $4,694 and $4,713 as of June 30, 2010, December 31, 2009 and 2008, respectively, and are reflected as Cash-restricted in the accompanying consolidated balance sheets.

(e)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents primarily with one financial institution, and such deposits may exceed federal deposit insurance limits.

The Company’s customers are concentrated in the United States of America. The Company performs ongoing credit evaluations of its customers and requires collateral from some customers where considered appropriate. Collateral is in the form of customer deposits, payments for services are generally due on the first day of the month to which services relate, and standard customer contracts contain a right to retain customer equipment in case of nonpayment of an accounts receivable balance.

For the six months ended June 30, 2010 and 2009, and for the years ended December 31, 2009 , 2008 and 2007, the top five customers accounted for 16%, 16%, 15%, 19% and 17% of revenues, respectively, and only one customer accounted for more than 5% of revenues or accounts receivable, respectively. No customer accounted for more than 10% of revenues or accounts receivables in any of these periods.

At June 30, 2010, December 31, 2009 and December 31, 2008, the Company’s New York City operations accounted for 45%, 48% and 51% of the accounts receivable, respectively, and for the six months ended June 30, 2010 and 2009, and for the years ended December 31, 2009, 2008 and 2007, respectively, the Company generated 49%, 54%, 53%, 56% and 55% of its revenues from the New York City operations, respectively.

As of June 30, 2010, the Company had outstanding commitments of $154,775 due to lenders primarily consisting of its senior secured credit facility. As of December 31, 2009 and 2008, the Company had outstanding commitments of $135,530 and $113,939 due to lenders primarily for its mortgage and term loan, which were repaid in June 2010. As described above, the Company leases ten of its facilities from Digital Realty Trust, which represents the major commitments under operating leases (see Note 18).

(f)	Accounts Receivable and Allowance for Doubtful Accounts

Receivables are stated net of the allowance for doubtful accounts of $857, $578 and $349 as of June 30, 2010, December 31, 2009 and 2008, respectively. The Company extends credit to its customers in the normal course of business. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Bad debt is provided for on the allowance method based on historical experience and management’s periodic evaluation of outstanding

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

accounts receivable for each individual customer. Management analyzes accounts receivable, bankruptcy filings, historical bad debts, customer credit-worthiness, and changes in customer payment patterns when evaluating revenue recognition and the adequacy of the Company’s reserves. Actual results could differ from these estimates. Receivables are charged against their respective allowance accounts when deemed to be uncollectible.

(g)	Customer Security Deposits

The Company collects security deposits from certain customers based on a credit review of the customer. Security deposits are classified as short term when the underlying customer contract is scheduled to renew within the next twelve months or the customer contract has a month-to-month term.

(h)	Property and Equipment

Property and equipment are stated at cost or fair value at date of acquisition for acquired property and equipment. Depreciation is calculated when the asset is placed in service on the straight-line method over the estimated useful lives of the assets as shown below. In the case of leasehold improvements, depreciation is calculated on the straight-line method over the shorter of the estimated useful life of the asset or the lease term. Maintenance and repairs are expensed as incurred.

Estimated useful life
Furniture and fixtures	5 years
Leasehold improvements	2 – 40 years
Building	25 years
Colocation equipment	3 – 15 years

(i)	Impairment of Long-Lived Assets

Long-lived assets such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company had no impairments of long-lived assets in any of the periods presented.

(j)	Goodwill and Other Intangible Assets

Goodwill represents the amount by which the purchase price, including acquisition costs, exceeds the fair value of identifiable tangible and intangible assets and liabilities acquired in a purchase business combination. The Company accounts for its goodwill and other intangible assets under Accounting Standards Codification (ASC) FASB ASC Topic 350-20 Goodwill and FASB ASC Topic 350-30 General Intangibles Other than Goodwill. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value amount of these assets might not be fully recoverable. The goodwill impairment test involves a two-step approach. The first step involves a comparison of the fair value of each of the reporting units with its carrying amount. If the carrying amount of a reporting unit exceeds it fair value, the second step is performed. The second step involves a comparison of the implied fair value and carrying value of that reporting unit’s goodwill. To the extent that a reporting unit’s carrying amount exceeds the implied fair value of its goodwill, an impairment loss is recognized. Besides goodwill, the Company has no other intangible assets with indefinite lives. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company completed its annual impairment reviews as of September 30, 2009, 2008 and 2007 and determined that no impairment charge was required.

(k)	Deferred Financing Fees

At June 30, 2010, deferred financing costs of $10,635 represent the direct costs related to the Company’s senior secured credit facility (See Note 10), which was entered into on June 17, 2010. Included in these costs was a transaction closing fee of 0.75%, or $1,313 that was paid to GI Manager. The deferred financing costs will be amortized over the term of the respective financing arrangement as additional interest expense. In accordance with FASB ASC Topic 470-50, Modifications and Extinguishments, the unamortized portion of deferred financing costs related to the Company’s previously issued debt in the amount of $1,085 was charged to expense in the consolidated statement of operations. Prior to June 30, 2010, deferred financing costs were direct costs related to the issuance of the UBS Mortgage Debt and the CIT Loans (see Note 10).

The gross and accumulated amortization of deferred financing costs were approximately $10,635 and $80, respectively, as of June 30, 2010, $2,785 and $1,486, respectively, as of December 31, 2009 and $1,258 and $597, respectively, as of December 31, 2008. Interest expense related to the amortization of these costs was $1,638 and $485, for the six months ended June 30, 2010 and 2009, respectively, and $1,017, $1,143 and $697 and for the years ended December 31, 2009, 2008 and 2007, respectively.

(l)	Leases

The Company occupies all but one of its operating facilities and offices under various leases, which are accounted for as operating leases in accordance with FASB ASC Topic 840 Leases. The leases include scheduled base rent increases over the term of the leases. The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals when such renewals are reasonably assured. From time to time, the Company may receive construction allowances from its lessors. In accordance with the requirements of FASB ASC Topic 840, these amounts are recorded as deferred liabilities and amortized over the remaining lease term as an adjustment to rent expense.

In connection with the Digital Realty Trust Transaction, the Company issued an option to purchase the Company’s preferred stock to Digital Realty Trust. This option has been accounted for as a lease incentive. The grant date fair value of the option is being recognized as rent expense over the 20-year term of the Digital Realty Trust leases in accordance with FASB ASC Topic 718 Compensation—Stock Compensation. This option expired unexercised on October 3, 2008.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

The Company leases certain equipment under capital lease agreements. The assets held under capital leases and the related obligations are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets held under capital lease. The related assets are depreciated over the shorter of the terms of the leases, or the estimated useful lives of the assets.

(m)	Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC Topic 718, which requires that all stock-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured as the fair value of the award at the grant dates and also requires that any excess tax benefits related to stock-based compensation exercises be reflected as financing cash flows rather than operating cash flows.

The Company recognizes compensation costs on a straight-line basis over the requisite service period for the entire award. The Company uses the Black-Scholes-Merton option-pricing model to determine the fair value of stock-based awards. The determination of the fair value of stock-based awards is based on a number of complex and subjective assumptions. These assumptions include the dividend yield of the underlying security, the expected volatility of the underlying security, a risk-free interest rate, the expected term of the option, and the forfeiture rate for the award class. The Company engaged a third-party independent valuation specialist to assist the Company in estimating the fair value of the underlying securities for all stock-based awards issued in 2009, 2008 and 2007.

If factors change and if the Company employs different assumptions for estimating stock-based compensation expense in future periods, or if it decides to use a different valuation model in the future, the expense in future periods may differ significantly from what has been recorded in the current period, which may materially affect operating results, net income or loss, and net income or loss per share of common stock.

(n)	Derivative Financial Instruments

Derivative instruments are recorded in the consolidated balance sheet as either assets or liabilities and measured at fair value. Changes in fair value are recognized in earnings. Pursuant to the UBS Mortgage Debt and the CIT Loans, the Company utilized interest rate derivatives to manage its interest costs and its balancing of floating rate and fixed rate financings. The counterparties to these agreements in each case were financial institutions with credit ratings acceptable to the lenders. The interest rate differentials to be paid or received under such derivatives and the changes in the fair value of the instruments were recognized and recorded as adjustments to interest expense. The principle objectives of the derivative instruments were to minimize the risks and reduce the expenses associated with financing activities. The Company did not enter into derivative instruments for trading purposes.

A derivative is an instrument whose value is derived from an underlying instrument or index such as a future, forward, swap, option contract, or other financial instrument with similar characteristics, including certain derivative instruments embedded in other contracts, or embedded derivatives, and for hedging activities.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

The Company had entered into interest rate cap agreements to lock in a maximum cost of funds for portions of its debt (Interest Rate Cap Agreement). These transactions did not meet the requirements to be accounted for as “hedging”. FASB ASC Topic 815 Derivatives and Hedging (including Hybrid Financial Instruments) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. At June 30, 2010 and December 31, 2009, the Company had assets of $0 and $50, respectively, representing the fair market value of such derivatives.

As required by the new credit agreement, the Company will enter into interest rate hedging agreements to reduce interest rate risks and to manage interest expense no later than 90 days following the closing date of June 17, 2010. These hedging agreements will hedge the interest rate with respect to at least 50% of the outstanding principal amount under the credit agreement on the closing date. See “Events (unaudited) Subsequent to the Date of the Report of the Independent Auditor.”

(o)	Advertising Costs

Advertising costs are charged to expense in the period incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007 and for the six months ended June 30, 2010 and 2009 were $161, $176, $196, $56 and $102, respectively, and are included in sales and marketing expenses.

(p)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

The Company adopted new accounting principles on accounting for uncertain tax positions in accordance with FASB ASC Topic 740 Income Taxes, which prescribes a recognition threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken on a tax return. It requires that the Company determine whether the benefits of its tax positions will more likely than not be sustained upon audit based on the technical merits of its tax position. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. The adoption of this principal under FASB ASC Topic 740 resulted in no cumulative effect of a change in accounting principle being recorded on the Company’s consolidated financial statements. The Company continued its policy of recognizing penalties and interest related to recognized tax positions, if any, as a component of income tax expense.

(q)	Revenue Recognition

The Company generates recurring revenue from providing colocation and interconnection services. More than 90% of its revenues are provided from these recurring revenues. The remaining revenues are nonrecurring and consist of installation services and technical support.

Colocation services are generally governed by the terms and conditions of a master service agreement (MSA). Customers typically execute an MSA for one to three year terms. The Company bills

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

customers on a monthly basis and recognizes the revenue as those services are performed over the term of the agreement. Installation services for colocation services are recognized on a straight-line basis over the average life of the customer relationship.

Interconnection services are generally provided on either a month-to-month or one or multi-year term under an arrangement separate from those services provided under colocation services. Interconnection services include port and cross connect services. Port services are typically sold on a one year or multi-year term and revenue is recognized in a manner similar to colocation services. Cross connect services are typically sold on a month-to-month basis. These interconnection services are considered as a separate earnings process that is provided and completed on a month-to-month basis. The Company bills customers on a monthly basis and recognizes the revenue in the period the service is provided. Installation service revenue for these cross connect services is recognized in the period when the installation is complete. The earning process from cross connect installation is culminated in the month the installation is complete.

Technical support services are provided on a time and materials basis and are billed and recognized in the period services are provided.

Revenue is recognized only when the service has been provided and when there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collection of the receivable is reasonably assured. The Company regularly assesses collectability of accounts receivable from customers based on a number of factors, including prior history with the customer and the credit status of the customer. If the Company determines that collection of revenue from a customer is not reasonably assured, the Company does not recognize revenue until collection becomes reasonably assured, which is generally upon receipt of cash. Sales tax collected from customers on certain services and products are remitted to the applicable taxing authorities and accounted for on a net basis with no impact on revenue.

(r)	Loss per share

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common stock shares outstanding during the period. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase, warrants and convertible preferred stock. Basic and dilutive net loss per common share was the same for all periods as the impact of potentially dilutive securities was anti-dilutive.

(s)	Reclassifications

Certain prior year balances were reclassified to conform to current year presentation.

(t)	Segment information

The Company manages its business as one reportable segment. Although the Company provides services in several locations throughout the United States, these operations are considered one reportable segment because the chief operating decision maker manages the business and allocates resources as a single reporting unit. The nature of the business activities in each of the Company’s facilities, including the type of products and services provided and the type of customers purchasing such services are substantially the same.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

(u)	Recently Issued Accounting Standards

In March 2008, the Financial Accounting Standards Board (FASB) issued FASB ASC Topic 815, Derivatives and Hedging. FASB ASC Topic 815 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for, and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FASB ASC Topic 815 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. Accordingly, the Company adopted FASB ASC Topic 815 beginning in fiscal 2009. The adoption of FASB ASC Topic 815 did not have a significant impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued FASB ASC Topic 350-30 General Intangibles Other than Goodwill. FASB ASC Topic 350-30 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB ASC Topic 350-10. This change is intended to improve the consistency between the useful life of a recognized intangible asset under FASB ASC Topic 350-10 and the period of expected cash flows used to measure the fair value of the asset under FASB ASC Topic 805-10 and other US GAAP. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FASB ASC 350-30 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FASB ASC Topic 350-30 did not have a significant impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted the remaining provisions of FASB ASC Topic 820, Fair Value Measurements and Disclosures, related to fair-value measurements of certain nonfinancial assets and liabilities. The adoption of the remaining provisions of FASB ASC Topic 820 did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of FASB ASC Topic 855, Subsequent Events is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. The adoption of the new guidance did not have a material effect on the Company’s consolidated financial statements. The Company evaluated subsequent events through the date the accompanying consolidated financial statements were issued, which was March 18, 2010.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, Measuring Liabilities at Fair Value (ASU 2009-05). ASU 2009-05 amends FASB ASC Topic 820, Fair Value

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

Measurements and Disclosures, by providing additional guidance clarifying the measurement of liabilities at fair value. ASU 2009-05 applies to the fair value measurement of liabilities within the scope of FASB ASC Topic 820 and addresses several key issues with respect to estimating fair value of liabilities. Among other things, ASU 2009-05 clarifies how the price of a traded debt security (an asset value) should be considered in estimating the fair value of the issuer’s liability. ASU 2009-05 is effective for the first reporting period beginning after its issuance. The adoption of ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.

In September 2009, the Company adopted FASB ASC Topic 105, Generally Accepted Accounting Principles. FASB ASC Topic 105 establishes the FASB Accounting Standards CodificationTM (Codification) to become the source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. FASB ASC Topic 105 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements. ASU 2009-13 supersedes certain guidance in FASB ASC Topic 605-25, Multiple-Element Arrangements and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative-selling-price method). ASU 2009-13 eliminates the use of the residual method of allocation in which the undelivered element is measured at its estimated selling price and the delivered element is measured as the residual of the arrangement consideration, and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables subject to ASU 2009-13. ASU 2009-13 must be adopted no later than the beginning of the first fiscal year beginning on or after June 15, 2010, with early adoption permitted through either prospective application for revenue arrangement entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangement for all periods presented. The adoption of ASU 2009-13 is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 Improving Disclosures about Fair Value Measurements (ASU 2010-06), which amends the use of fair value measures and the related disclosures. ASU 2010-06 requires new disclosures for transfers in and out of Level 1 and Level 2 fair value measurements. ASU 2010-06 is effective for financial statements issued for interim and annual periods ending after December 15, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In February 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-09, Subsequent Events (Topic 855) that amended guidance on subsequent events. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted these new requirements for the period ended March 31, 2010.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

In March 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-11, Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives (ASU 2010-11) (codified within ASC 815 - Derivatives and Hedging). ASU 2010-11 improves disclosures originally required under SFAS No. 161. ASU 2010-11 is effective for interim and annual periods beginning after June 15, 2010. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

(3)	Management Fee

In connection with the GI Transaction, the Company entered into a management agreement with GI Manager L.P. (GI Manager) certain financial and management consulting and transaction advisory services for a term of five years. Pursuant to the management agreement, GI Manager is entitled to a management base fee as compensation for certain non-transaction related services specifically requested by the board of directors, in an annual amount to be determined by the board of directors during the first calendar quarter of each year during the term of the agreement, but not to exceed $750 per year, plus reasonable expenses. For each of the years ended December 2009, 2008 and 2007, the board of directors did not request from GI Manager any non-transaction related services and therefore, a management base fee was never incurred. In addition to this management base fee, under the management agreement, the Company is required to pay a transaction closing fee of 1% (prior to March 2010) of the transaction value for a variety of financial transactions and additional fees if the Company conducts an initial public offering. For the six months ended June 30, 2010 and 2009, and the years ended December 31, 2009, 2008 and 2007, the Company paid $1,313, $0, $0, $0 and $500, respectively, in transaction closing fees under this agreement. The fees paid in 2007 were in connection with the NYCC Purchase Transaction and were capitalized as part of the NYCC Purchase Transaction (see Note 5).

On March 3, 2010 and June 2, 2010, the Company amended its management agreement with GI Manager to, among other things, provide that GI Manager is entitled to a 1.5% transaction closing fee with respect to, any refinancing (other than with respect to the New Credit Facility (as defined in Note 19) which GI Manager is entitled to a 0.75% transaction closing fee), restructuring, equity or debt offering, acquisition, merger, consolidation, business combination, sale or divestiture. Before the amendment, the Company was required to pay a transaction closing fee of 1% of the transaction value for a variety of financial transactions and additional fees if the Company conducts an initial public offering. As amended, GI Manager is no longer entitled to the accelerated cash payment in an amount equal to the management base fee (as then in effect) for a period of two years that may have otherwise been due upon the effective filing date of a registration statement relating to an initial public offering of shares of the Company’s capital stock or upon the closing date of a sale of the Company.

(4)	Fair Value

FASB ASC Topic 820 defines fair value and establishes guidelines for measuring fair value and disclosures regarding fair value measurements. The Company follows the guidelines of FASB ASC Topic 820 for all of its financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis. FASB ASC Topic 820 establishes a fair value hierarchy based on the input used in valuation techniques. There are three levels to the fair value hierarchy of inputs to fair value as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

•

Level 2: Inputs reflect quoted prices for identical assets in markets that are not active; quoted prices for similar assets in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or collaborated by observable market data by correlation or other means.

•

Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company endeavors to utilize the best available information in measuring fair value. Financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company has determined that all of its financial assets and liabilities that are stated at fair value fall in levels 1 and 2 in the fair value hierarchy described above.

All other financial instruments (accounts receivable net of the allowance for doubtful accounts, other current assets, accounts payable, accrued expense and other current liabilities) are not carried at fair value, but are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. The fair value of the Company’s debt approximates the carrying value as generally, all debt carries interest at variable rates based on LIBOR.

(5)	NYCC Purchase Transaction

On March 15, 2007 Telx – New York 111 8th, LLC, a wholly owned subsidiary of the Company formed specifically for the purpose, entered into an asset purchase agreement to acquire certain assets and assume certain related liabilities of NYC Connect, LLC located at 111 8th Avenue, New York, NY (the NYCC Purchase Transaction). The purchase price was $45,190 and was funded through the sale of $50,800 of additional Series A Preferred Stock of the Company to the current Series A Preferred shareholders. The asset purchase agreement contained standard and customary adjustments for working capital and $2,275 of the purchase price was placed into escrow to serve as collateral for the indemnification obligations of the seller until April 1, 2008. Of the $50,800 of Series A Preferred Stock proceeds, $45,190 ($43,225 plus $2,275 less a working capital adjustment of $310) was purchase consideration paid to the sellers or sellers’ escrow for NYC Connect, LLC, $855 for fees and expenses associated with the purchase, and $3,955 was funded to the Company for working capital requirements.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

The following table summarizes the fair values of assets acquired and liabilities assumed as of the effective date of the acquisition:

Assets acquired:
Net receivables	$810
Property and equipment	1,188
Other assets	182
Goodwill	31,304
Intangible assets – customer relationships	13,760

Total assets acquired	47,244

Liabilities assumed:
Deferred revenue	65
Other liabilities	1,134

Total liabilities assumed	1,199

Net assets acquired	$46,045

The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company’s management and an external appraisal based on available information and on assumptions as to future operations.

The identified intangible assets include customer relationships amounting to $13,760, which is being amortized based on a 30-month weighted average useful life. The excess of consideration paid over the fair value of net assets acquired of $31,304 is reflected as goodwill and is not subject to amortization. Goodwill is tested for impairment annually and the Company determined no impairment existed as of December 31, 2009.

(6)	Noncontrolling Interest Purchase

On January 29, 2007, Telx Real Estate Holdings, LLC, (TREH), a wholly owned subsidiary of the Company, purchased the noncontrolling interest in its subsidiary, CPA Holdings, LLC (CPAH) from Astron Services, Inc. (Astron) for the negotiated purchase price of $2,250. TREH, which owned approximately 99.27% of the membership interests at December 31, 2006, now owns 100% as a result of the acquisition.

In connection with the acquisition of the noncontrolling interest by TREH, management applied the purchase method of accounting under the provisions of FASB ASC Topic 805, Business Combinations, and recorded the consideration paid less the fair value of net assets acquired as additional goodwill of $2,250.

(7)	Accounts Receivable

Accounts receivable, net, consists of the following:

	June 30, 2010	December 31,
		2009	2008
Accounts receivable, gross	$7,491	$6,007	$8,150
Allowance for doubtful accounts	(857)	(578)	(349)

Accounts receivable, net	$6,634	$5,429	$7,801

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

Trade receivables are recorded at the invoice price and do not bear interest. Additions (reductions) to the allowance for doubtful accounts were approximately $279, $229 and $131 at June 30, 2010, and December 31, 2009 and 2008. Bad debt expense was $1,002, $1,226, $231, $613 and $457 for the years ended December 31, 2009, 2008 and 2007 and for the six months ended June 30, 2010 and 2009, respectively.

(8)	Intangible Assets

The weighted average useful life, gross carrying value, accumulated amortization, and net carrying value of intangible assets as of June 30, 2010, December 31, 2009 and 2008 are as follows:

		June 30, 2010
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net
Trademark	15	$26,000	$(6,503)	$19,497
Customers contracts	2.7	75,260	(75,260)	—
Covenant not to compete	1	90	(90)	—

		$101,350	$(81,853)	$19,497

		December 31, 2009
	Weighted average useful life	Gross carrying amount	Accumulated amortization	Net
Trademark	15	$26,000	$(5,636)	$20,364
Customers contracts	2.7	75,260	(74,790)	470
Covenant not to compete	1	90	(90)	—

		$101,350	$(80,516)	$20,834

		December 31, 2008
	Weighted average useful life	Gross carrying amount	Accumulated amortization	Net
Trademark	15	$26,000	$(3,902)	$22,098
Customers contracts	2.7	75,260	(60,752)	14,508
Covenant not to compete	1	90	(90)	—

		$101,350	$(64,744)	$36,606

Aggregate amortization expense for identified intangible assets with definite useful lives for the years ended December 31, 2009, 2008 and 2007 and for the six months ended June 30, 2010 and 2009, was $15,772, $29,959, $28,649, $1,337 and $10,709, respectively.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

Estimated amortization expense for the next five years and thereafter as of June 30, 2010 is as follows:

Remainder of 2010	$867
2011	1,733
2012	1,733
2013	1,733
2014	1,733
Thereafter	11,698

Total	$19,497

Estimated amortization expense for the next five years and thereafter as of December 31, 2009 is as follows:

2010	$2,203
2011	1,733
2012	1,733
2013	1,733
2014	1,733
Thereafter	11,699

Total	$20,834

(9)	Property and Equipment

Property and equipment, net consists of the following:

	June 30, 2010	December 31,
		2009	2008
Land	$1,700	$1,700	$1,700
Building and building improvements	23,005	16,545	14,627
Colocation equipment	17,649	12,030	6,129
Assets under capital lease	2,075	2,075	1,110
Leasehold improvements	66,099	49,411	28,220

Total	110,528	81,761	51,786
Less accumulated depreciation and amortization	(15,380)	(11,683)	(5,769)

Property and equipment, net	$95,148	$70,078	$46,017

Approximately $1,000 and $2,342 of fixed asset additions in 2009 and 2008, respectively, were funded through loans from landlords (see Note 10). Total depreciation and amortization expense for property and equipment from years ended December 31, 2009, 2008, and 2007 and for the six months ended June 30, 2010 and 2009 was $5,914, $2,297, $2,911, $3,697 and $2,367, respectively. Depreciation expense associated with assets under capital leases was $531, $0, $0, $57 and $194 for the years ended December 31, 2009, 2008 and 2007, and for the six months ended June 30, 2010 and 2009 respectively.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

(10)	Current and Long-Term Debt, Capital Lease, and Other Financing Obligations

Current and long-term debt consists of the following:

	June 30, 2010	December 31,
		2009	2008
Senior Secured Credit Facility (i)	$150,000	$—	$—
UBS Mortgage Loan (ii)	—	60,000	60,000
UBS Mezzanine Loans (ii)	—	20,000	20,000
CIT Term Loan (iii)	—	43,994	24,397
CIT Revolving Loan (iii)	—	6,000	6,000
Digital Realty Trust Alteration Allowance Loan (iv)	2,047	2,132	2,292
New Jersey Facility Tenant Improvement Financing (v)	—	1,969	231
Capital lease and other financing obligations (vi)	2,728	1,435	1,019

Total	$154,755	$135,530	$113,939
Less current portion	(2,649)	(14,217)	(9,789)

	$152,126	$121,313	$104,150

(i)	On June 17, 2010, the Company and certain of its subsidiaries entered into a senior secured credit facility, consisting of a $150,000 term loan and a $25,000 revolving facility, with Goldman Sachs Lending Partners LLC, as administrative agent and collateral agent, and the other lenders party thereto (the “New Credit Facility”). The Company used approximately $138,100 of the proceeds of the term loan to repay indebtedness outstanding under our NY Credit Agreement, the 56 Marietta Loans, other minor indebtedness, and to pay the fees and expenses of the transaction, and used an additional $1,100 of proceeds to pay accrued interest on repaid indebtedness. The remaining proceeds from the borrowings will be used to fulfill the Company’s and its subsidiaries’ working capital requirements and for general corporate purposes. The Company did not draw upon the revolving facility at closing, but when or if it does so, the Company will use the proceeds to fulfill the Company’s and its subsidiaries’ working capital requirements and for general corporate purposes. The term loan matures on June 17, 2015 and the revolving loan matures on June 17, 2014.

The obligations under the credit agreement are guaranteed by all of the Company’s current subsidiaries, and certain of its subsidiaries that the Company may acquire or create in the future (collectively, the “subsidiary guarantors”) and are secured by substantially all of the Company’s’ and the subsidiary guarantors’ assets.

The non-default interest rates for the loans under the credit agreement are determined either by (i) LIBOR (for the applicable interest period) plus the applicable margin (a “LIBOR Loan”), or at our election, (ii) a prime based rate (equal to the greatest of (a) the Federal Funds effective rate plus 0.50%, (b) the prime rate published in the Wall Street Journal and (c) LIBOR (using a one-month period) plus 1.0%), plus the applicable margin (a “Base Rate Loan”). The applicable margin is 5.00% for a Base Rate Loan and 6.00% for a LIBOR Loan. The margins for both LIBOR Loans and Base Rate Loans will increase by 0.25% if the Company is unable to obtain leasehold mortgages on all of its leases with Digital Realty Trust by November 14, 2010, until the Company obtains all such leasehold mortgages. As of August 10, 2010, we have granted leasehold mortgages on five of these leases. The margin

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

increase will terminate, to the extent it occurs, if the Company’s senior secured leverage ratio drops below a threshold set forth in the credit agreement or once all of the leasehold mortgages with Digital Realty Trust have been obtained. The credit agreement provides for a LIBOR floor of 2.00% and a Base Rate Loan floor of 3.00%.

Under the credit facility, the Company is required to pay annually an unused revolving commitment fee of 0.625% of the amount by which the revolving loan commitments exceed the average daily balance of the outstanding revolving loan and letter of credit. The Company is also required to pay Goldman Sachs Lending Partners LLC an annual administration fee of $100.

The term loan may be prepaid at any time, and the credit agreement provides for certain mandatory principal prepayments, including certain payments if the Company’s consolidated cash flow exceeds certain levels. Any voluntary principal prepayments and mandatory principal prepayments required as a result of the incurrence of indebtedness and any repricing of the term loan at a lower interest rate or weighted average yield, shall be subject to a prepayment premium of 2.00% if repaid or repriced prior to June 17, 2011, or 1.00% if repaid or repriced prior to June 17, 2012.

The credit agreement contains restrictive covenants, including financial covenants requiring the Company and the subsidiary guarantors, collectively, to maintain a maximum senior secured leverage ratio and a minimum interest coverage ratio. The credit agreement restricts the Company and its subsidiaries’ ability to, among other things, make capital expenditures, pay dividends, incur or make payments on debt, grant liens, make investments, merge with or acquire other companies, sell assets or enter into affiliate transactions. The negative covenants in the credit agreement are subject to exceptions described in the credit agreement. The Company was in compliance with the covenants of the credit agreement as of June 30, 2010.

The events of default under the credit facility include payment defaults; breaches of representations, warranties or covenants; cross defaults to certain other indebtedness; challenging the validity or enforceability of the credit agreement and related documents; insolvency related proceedings; judgments for the payment of money; certain ERISA events; and changes of control. The occurrence of an event of default could result in the termination of the lenders’ obligation to make loans under the revolving facility, acceleration of the obligations under the credit agreement, an increase in the interest rate, a requirement to post cash collateral to secure outstanding letter of credit obligations, and foreclosure on the pledged assets.

In accordance with FASB ASC Topic 470-50, Modifications and Extinguishments, the unamortized portion of deferred financing costs related to the Company’s previously issued debt in the amount of $1,085 was charged to expense in the consolidated statement of operations for the six months ended June 30, 2010. The Company incurred closing fees to obtain the New Credit Facility of approximately $10,700, including a transaction closing fee of 0.75%, or $1,313, paid to GI Manager.

Interest Rate Cap and Swap Agreements

On August 2, 2010, we entered into an interest rate cap agreement with a notional amount of $87,500 with SunTrust Bank as required by the new credit agreement. The term of the agreement is eleven months, beginning on August 3, 2010 and ending on June 30, 2011. The agreement calls for a cap rate of 3% and a floating option of USD-LIBOR-BBA.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

Also, on August 2, 2010, the Company entered into an interest rate swap agreement with a notional amount of $87,500 with SunTrust Bank. The term of the agreement is two years, beginning on June 30, 2011 and ending on June 30, 2013. The agreement calls for a cap rate of 1.44% and a floating option of USD-LIBOR-BBA.

(ii)	On March 8, 2007, Colo Properties Atlanta, LLC, a subsidiary of the Company, entered into a $60,000 loan agreement with UBS Real Estate Securities, Inc. (the UBS Mortgage Loan and collectively with the UBS Mezzanine Loan, the UBS Mortgage Debt). On June 17, 2010, this loan was repaid with proceeds from the New Credit Facility. The interest rate was LIBOR plus 142.5 basis points and interest-only payments were due monthly with the full principal balance due upon maturity. The Mortgage Loan had a term of two years with three one-year extension options at the Company’s option. The Company exercised its first option to extend the loan Term for an additional year on March 9, 2009 and its second extension option effective as of March 9, 2010. The Mortgage Loan was secured by a first priority lien in all of the assets of Colo Properties Atlanta, LLC, including a collateral assignment of all customer agreements, title to the property, and security interests in all leasehold improvements.

On March 8, 2007, CP Atlanta, LLC, a subsidiary of the Company (collectively with Colo Properties Atlanta, LLC, the Borrowers), entered into a $20,000 loan agreement with UBS Real Estate Securities, Inc. (the UBS Mezzanine Loan). On August 10, 2007 the UBS Mezzanine Loan was split into two $10,000 loans (UBS Mezzanine Loan A and UBS Mezzanine Loan B, collectively the Mezzanine Loans) and a new subsidiary of the Company, CP Atlanta II, LLC, was formed to be the Borrower of the UBS Mezzanine Loan B. On June 17, 2010, this loan was repaid with proceeds from the New Credit Facility. The interest rate on the UBS Mezzanine Loan A was LIBOR plus 450 basis points and the interest rate on the UBS Mezzanine Loan B was LIBOR plus 375 basis points. In each case interest-only payments are due monthly with the full principal due upon maturity. The Mezzanine Loans have a term of two years with three one-year extension options. The Company exercised its first option to extend the Mezzanine Loans for an additional year on March 9, 2009 and its second extension option effective as of March 9, 2010. The UBS Mezzanine Loan A was secured by a pledge by CP Atlanta, LLC of 100% of the member interests in Colo Properties. The UBS Mezzanine B Loan was secured by a pledge by CP Atlanta II, LLC of 100% of the member interest in CP Atlanta, LLC.

The UBS Mortgage Debt required certain cash balances to be placed in restricted accounts and escrowed for taxes, insurance, and capital expenditures. At December 31, 2009 and 2008, the aggregate balances of those accounts were $216 and $217, respectively, which represented full funding of all requirements. In addition, the UBS Mortgage Debt required the Borrowers to meet certain covenants relating to periodic reporting, budget delivery, and affirmative and negative covenants relating to Borrower good standing, compliance with laws, business purpose, tax payments, material lease approvals, and other normal and customary covenants for mortgage debt of this size and nature. Also, the UBS Mortgage Debt was partially guaranteed by the Company, which had to meet certain leverage and net worth covenants in addition to the normal and customary covenants for the guarantor of a mortgage debt of this size and nature. As of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008, the Company and the Borrowers were in compliance with all covenants required under the UBS Mortgage Debt.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

The following short-term indebtedness of the Company was repaid with the proceeds of the UBS Mortgage Debt in 2007: 1) $55,745 of the $70,039, 10% demand note to GI Fund II due October 2, 2007; and 2) $22,255 of the $27,961 10% demand note to GI Fund II due October 2, 2007. The remaining principal obligation due GI Fund II after the payment date was $17,583, and the remaining principal obligation due to GI Side Fund after the payment date was $7,019. The remaining principal obligations to GI Fund II and Side Fund were fully repaid (with all interest) in 2007 from proceeds of CIT Loans (see section (iii)).

(iii)	On September 21, 2007, the Company completed a financing transaction whereby certain subsidiaries (Telx-New York, LLC, Telx-New York 111 8th, LLC, Telx-New York Management, LLC, and Telx-New York Holdings, LLC, collectively, the Borrower Entities) secured a $25,000 Term Loan and a $6,000 Revolving Loan for a total of $31,000 of proceeds from CIT Lending Services Corporation (the “Lender” individually, the CIT Term Loan and the CIT Revolving Loan and collectively, the CIT Loans). The CIT Revolving Loan was fully drawn down on September 21, 2007. $25,715 of the proceeds was utilized to repay the outstanding principal and accrued interest on the GI demand notes. $5,285 of the proceeds was used to pay fees and expenses related to the transaction, fund an escrow account, and provide working capital. On June 17, 2010, this loan was repaid with proceeds from the New Credit Facility.

As part of the transaction, the Company formed three new legal entities, Telx-New York Management, LLC, Telx-New York Holdings, LLC, and Telx-New York, LLC and the ownership of an existing Telx subsidiary, Telx-New York 111 8th, LLC, was transferred to Telx-New York Management, LLC. Telx-New York Management, LLC is a subsidiary of Telx-New York Holdings, LLC which is a direct, wholly owned subsidiary of The Telx Group, Inc. The CIT Loans were secured by all of the assets and equity of the Borrower Entities.

The interest rate was LIBOR plus 400 basis points for the first six months of the loan and then LIBOR plus 350 or 400 basis points based on the Borrower Entities leverage profile; however, this debt was refinanced in March 2009 (see below). As a requirement of the CIT Loans, the Company funded $3,000 into a blocked or restricted cash account put in place specifically to pay the rent due on the 60 Hudson Street and 111 8th Avenue leases. The Company concurrently funds the restricted cash account when the lease payments are made to ensure that the balance does not fall below $3,000. The balance of this restricted cash account was $3,000 as of March 31, 2010, December 31, 2009 and 2008. The maturity of the CIT Loans was March 21, 2010; however, this debt was refinanced in March 2009 (see below). The CIT Term Loan (before the refinancing discussed below) required mandatory principal repayment beginning in September 30, 2008 of $62 per quarter, with the balance of the CIT Term Loan and Revolver loan payable at maturity. The CIT Term Loan included a 1% prepayment fee if prepaid during the first year of its term. In addition, the CIT Term Loan had an excess cash flow payment requirement based on excess cash flows, as defined, beyond a $3,000 minimum cash balance on June 30, 2008 and December 31, 2008, and every six months thereafter until maturity that provides for 50% of excess cash flows to be paid to CIT to reduce the Term Loan and 50% to be distributed to the Telx.

Excess cash flow is defined as for any fiscal quarter or semi-annual period, as applicable, Consolidated EBITDA of the Borrowers for the fiscal quarter or semi-annual period, as applicable, plus any amounts deducted in calculating Consolidated EBITDA for the fiscal quarter or semi-annual period, as applicable, which were paid, incurred or accrued in violation of any of the provisions of the

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

Agreement, minus the sum of (without duplication) (a) scheduled payments of principal on the Term Loan and Revolving Loans, (b) payments with respect to capital lease obligations, (c) payments in respect of capital expenditures, (d) all taxes paid in cash, (e) all interest paid in cash, (f) all upstream payments to the extent not deducted in determining EBITDA, (g) plus or minus the change in working capital during the period, and (h) plus distributions. Consolidated EBITDA is defined as, at any date, the EBITDA of the Company. EBITDA is defined as, for any period, an amount equal to, (a) net income plus (b) to the extent deducted in determining net income, (i) interest expense, (ii) expense for taxes paid, (iii) depreciation, and (iv) amortization of (including, for the avoidance of doubt, the amortization of deferred rent with respect to the facilities securing the loan) depreciation and other non-cash charges for such period, all as determined in conformity with GAAP. The CIT Loans required the Borrower Entities to meet certain financial covenants such as funded debt to consolidated net income plus interest expenses, taxes, depreciation, amortization, amortization of deferred rent and other noncash charges ratio, fixed charge coverage ratio, interest coverage ratio, and consolidated earnings before income tax, depreciation and amortization (EBITDA) and other covenants that are standard and customary in loans of this size and nature. The Borrower Entities were limited by the CIT Loans in making distributions to the Company.

On March 31, 2009 the Borrower Entities entered into an Amended and Restated Loan and Security Agreement with the Lender whereby the Borrower Entities received an additional $15,000, less fees and expenses, and the maturity date on the new balance of the CIT Term and CIT Revolving Loans was extended to December 30, 2011. In addition, Royal Bank of Canada became a Lender to the Company. The interest rate on the CIT Term Loans was increased to LIBOR plus 6.25% for a LIBOR Loan and Base Rate plus 5.25% for a Base Rate Loan, applicable to the entire outstanding balance, with a LIBOR floor of 2.75%. The agreement required principal amortization payments and estimated variable periodic excess cash flow payments over the life of the loan. The Lender also provided the Borrower Entities with an option to request an additional $5,000 on the same terms and conditions. The Borrower Entities exercised the option on April 2, 2009. On October 9, 2009, Telx entered into a Third Amendment to Amended and Restated Loan and Security Agreement (the “Third Amendment”) where the Borrower Entities received an additional $10,000 increase of the Term Loan on the same terms and conditions as the March 31, 2009 financing. Scheduled repayments of the CIT Loans in 2009 were $1,057. In addition, the Company was required to make mandatory prepayments on a semi-annual basis based on the excess cash flows generated by the Borrower Entities. In 2009, the Company made $4,346 of excess cash flow payments for the semi-annual periods of July through December 2008 and January through June 2009, and the Company paid $3,733 in February 2010 for the semi-annual period of July through December 2009.

(iv)	On March 31, 2008, the Company and Digital-Bryan Street Partnership, L.P. entered into the Third Amendment to Master Meet-Me-Room (MMR) Lease, which exercised the Company’s option under the December 1, 2006 Operating Agreement between the Company and Digital Realty Trust, L.P., the Parent of Digital-Bryan Street Partnership, L.P., for the utilization of $2,400 of MMR Alteration Allowance. The Third Amendment was effective April 1, 2008. The assets purchased under the MMR Alteration Allowance have been capitalized and the $2,400 is being recognized as a liability as the Company is obligated to repay this loan to Digital Realty Trust (who made payments to the contractors directly) over the term of the agreement of 10 years. The loan carries an interest rate of 10% per annum, and $2,047, $2,132 and $2,292 remained outstanding as of June 30, 2010, December 31, 2009 and 2008, respectively.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

(v)	Effective October 8, 2008, the Company, through its wholly owned subsidiary Telx-Clifton, LLC, entered into a lease to rent space at 100 Delawanna Avenue, Clifton, NJ. The lease has an initial term of 21 years with two 10-year renewal options and provides for a full rent abatement during the first year (and beyond under certain circumstances) of the lease. The landlord is providing $2,000 in tenant improvement financing for which Telx-Clifton, LLC is required to repay, including annual interest of 8%, over the initial term of the lease of 21-years. The assets purchased under the tenant improvement financing were capitalized and the tenant improvement financing has been recognized as a liability. The Company had drawn down $1,959, $1,969 and $231 of the tenant improvement financing as of March 31, 2010, and December 31, 2009 and December 31, 2008, respectively. On June 17, 2010, this loan was repaid with proceeds from the New Credit Facility.

(vi)	The Company entered into several equipment leases to finance equipment purchases, under which $1,742, $1,435 and $1,019 remained outstanding as of June 30, 2010, and December 31, 2009 and 2008, respectively. These have been accounted for as a capital lease.

On July 8, 2009, the Company entered into a lease for datacenter space in Chicago, Illinois. In connection with this lease, the Company received from the landlord $1,000 of financing for leasehold improvements in the first quarter of 2010 that was recorded as capital lease and other financing obligations in the consolidated balance sheet at June 30, 2010.

The following table provides the schedule of maturities, excluding capital lease obligations as of June 30, 2010 (see Note 18):

Remainder of 2010	$869
2011	1,757
2012	1,784
2013	1,815
2014	1,849
Thereafter	144,958

Total	$153,032

The following table provides the schedule of maturities, excluding capital lease obligations as of December 31, 2009 (see Note 18):

2010	$13,517
2011	116,931
2012	262
2013	288
2014	317
Thereafter	2,780

Total	$134,095

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

(11)	Income Taxes

The Company is subject to income taxes only in the United States. Provision for income tax expense consists of the following:

	Year Ended December 31,
	2009	2008	2007
Income taxes charged to the consolidated statement of operations
Current:
Federal	$224	$—	$—
State	242	—	—

Total current expense	466	—	—

Deferred:
Federal	713	576	(605)
State	279	196	(206)

Total deferred expense (benefit)	992	772	(811)

Total income tax expense (benefit) to the consolidated statement of operations	$1,458	$772	$(811)

The difference between income tax expense (benefit) and the amount resulting from applying the federal statutory rate of 34% to net loss before income taxes is attributable to the following:

	Year Ended December 31,
	2009	2008	2007
Federal tax at statutory rate	$(2,877)	$(10,407)	$(12,647)
State taxes, net of federal benefit	(727)	(2,073)	(2,545)
Change in valuation account	4,805	12,988	13,637
Non deductible expenses	340	392	30
Other	(83)	(128)	714

	$1,458	$772	$(811)

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

The components of the Company’s deferred tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

	2009	2008
Current deferred tax assets:
Severance and other compensation	$40	$63
Interest rate cap	33	—
Deferred revenue	1,388	903
Allowance for doubtful accounts	241	143
Valuation allowance	(1,388)	(956)

Net current deferred tax asset	314	153

Non-current deferred tax assets:
Net operating loss	15,999	19,624
AMT credit	223	—
Intangible assets	6,545	1,490
Deferred revenue	731	627
Loan transaction costs	106	—
Deferred rent	10,083	6,677
Valuation allowance	(28,878)	(24,506)

Net noncurrent deferred tax asset	4,809	3,912
Deferred tax liabilities:
Goodwill	(3,613)	(2,621)
Stock-based compensation	(52)	(300)
Property and equipment	(5,067)	(3,765)

Noncurrent deferred tax liabilities	(8,732)	(6,686)

Net noncurrent deferred tax liability	$(3,923)	$(2,774)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The valuation allowance increased from $25,462 as of December 31, 2008 to $30,266 as of December 31, 2009.

The Company’s net deferred tax liability increased by $988 and $772, in 2009 and 2008, respectively, primarily due to amortization of goodwill associated with our acquisition of certain assets and liabilities, of NYCC Connect, LLC over a 15-year life for tax purposes. This creates a deferred tax liability which is not anticipated to reverse in the future and cannot be offset against the Company’s deferred tax assets under U.S. GAAP.

For the six months ended June 30, 2010, we recorded deferred and current income tax expense of $466 and $408, respectively The deferred tax expense for the six months ended June 30, 2010 of $466 was primarily due to amortization of goodwill associated with our acquisition of certain assets and liabilities of NYC Connect, LLC over a 15 year life for tax purposes. This creates a deferred tax liability which is not

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

anticipated to reverse in the foreseeable future and cannot be offset against our deferred tax assets under GAAP. The $408 current tax expense for the six months ended June 30, 2010 was due primarily to federal alternative minimum tax and California franchise tax which could not be offset by net operating losses.

Deferred tax expense of $846 for the six months ended June 30, 2009 was primarily due to amortization of goodwill associated with our acquisition of certain assets and liabilities of NYC Connect, LLC over a 15 year life for tax purposes. This creates a deferred tax liability which is not anticipated to reverse in the foreseeable future and cannot be offset against our deferred tax assets under GAAP. The $397 current tax expense for the six months ended June 30, 2009 was due primarily to federal alternative minimum tax and California franchise tax which could not be offset by net operating losses.

At December 31, 2009, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $40,472 and $26,698, respectively, available to reduce future taxable income. The federal net operating loss carryforwards expire in various years from 2021 through 2027. The state net operating loss carryforwards expire in various years from 2021 through 2027.

The Internal Revenue Code of 1986 and applicable state tax laws impose substantial restrictions on the ability of a company to utilize net operating losses and tax credits carryforwards in the event of an ownership change as defined in section 382 of the Internal Revenue Code. The Company experienced ownership changes in 2003 and 2006, which triggered these limitations in its operating loss carryovers.

The Company adopted new accounting principles on accounting for uncertain tax positions in accordance with FASB ASC Topic 740. The adoption of this principle resulted in no cumulative effect of a change in accounting principle being recorded on the Company’s consolidated financial statement for the year ended December 31, 2009. The Company is adopting a policy to recognize interest and penalties related to income tax matters as a component of income tax expense, although it has no unrecognized tax positions upon adoption or additions or reductions regarding unrecognized tax positions for the year.

The Company conducts business in the U.S. and various state jurisdictions and, in the normal course of business, is subject to examination by taxing authorities. The Company’s tax years open for examination are generally 2006 and later for U.S. federal, and 2005 and later for state and local jurisdictions.

(12)	Stockholders’ Equity

(a)	Reverse Stock Split

On July 1, 2008, the board of directors and the Company’s stockholders approved, by written consent, a 1-for-10 reverse stock split. The Company then filed a Certificate of Amendment to its Fifth Amended and Restated Certificate of Incorporation. The Certificate was approved by the State of Delaware, and the reverse stock split became effective, on July 28, 2008. After the effective date of the reverse stock split the official capitalization table was adjusted, old certificates were collected and new certificates issued, reflecting the new share numbers. In addition, the 2007 Employee Stock Plan (the Plan) was amended to reflect the new share numbers and all holders of Options under the Plan were provided notice as provided for in the Plan. All references in the consolidated financial statements to preferred or common shares par values, and share prices have been adjusted retroactively for all periods presented to reflect this reverse stock split.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

The Fifth Amended and Restated Certificate of Incorporation of The Telx Group, Inc. was adopted on April 11, 2008 to increase the number of authorized shares of stock to accommodate the requirements for the sale of $15,240 of Series A Preferred Stock. The total number of shares was increased from 6,743,000 to 7,053,223. Common Shares remained at 4,500,000 but Series A Preferred Stock increased from 2,000,000 to 2,300,000 and Series B Contingent Preferred Stock increased from 243,000 to 253,223.

(b)	Series A Preferred Stock

As of June 30, 2010, December 31, 2009 and 2008, the Company had outstanding 1,930,399 shares of Series A Preferred Stock. On March 15, 2007, 500,000 shares of Series A Preferred Stock were issued to the GI Partners Funds for $50,000 which was used to fund the NYCC Purchase Transaction. On April 1, 2007, 8,000 shares of the Series A Preferred Stock were issued to Telxinvest, LLC, an investment group owned by certain current and former members of the Company’s management team, for $800, of which $700 was paid in cash and $100 receivable, which was subsequently paid in full in August 2008. On April 11, 2008, the Company entered into a Securities Purchase Agreement with the GI Partners Funds and Telxinvest, LLC for the purchase of 152,400 shares of Series A Preferred Stock of the Company for $15,240. The purchase price and shares of Series A Preferred Stock are outlined below.

Investor	Purchase Price	Shares of Series A Preferred Stock
GI Partners Fund II, L.P.	$10,721	107,205
GI Partners Side Fund II, L.P.	4,279	42,795
Telxinvest, LLC	240	2,400

	$15,240	152,400

The purchase price of the stock was $100.00 per share (par value $0.0001). The equity investment was recorded based on the proceeds received from the sale, which the Company considers to approximate its fair value at the date of the transaction, as agreed between the parties to the transaction. The proceeds of the Series A Preferred Stock purchase was intended for general facility expansion and working capital purposes.

The Series A Preferred Stock is entitled to receive dividends at the rate of $10.00 per share per annum accruing daily, which accrued but unpaid amount shall also accrue additional dividends at the rate of 10% per annum, compounded quarterly. As of June 30, 2010, no dividends have been declared by the board of directors. As of June 30, 2010, December 31, 2009 and 2008, the accumulated balance of Series A Preferred Stock dividends undeclared was $80,009, $66,956 and $42,503, respectively, or $41.45, $34.68 and $22.02 per share outstanding, respectively. Additionally, the Series A Preferred Stock is entitled to participate in dividends paid on the common stock equal to the amount that would have been payable had such share been converted into common stock, carries a $100.00 per share liquidation preference plus any accrued and unpaid dividends and conversion (to common stock) price, and automatically converts to common stock on a 1:1 ratio upon a public offering at a price of $500 or greater per share of common stock and that results in aggregate proceeds of at least $200,000.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

(c)	Series B Contingent Preferred Stock

As of June 30, 2010, December 31, 2009 and 2008, the Company had outstanding 240,354, 240,354 and 248,322 shares, respectively, of Series B Contingent Preferred Stock.

The Series B Contingent Preferred Stock is convertible to common stock pursuant to the calculation of a ratio based upon the Internal Rate of Return (IRR) achieved by the GI Partners, with reference to their cumulative investment made into the Company and the value realized upon certain transaction events, but excluding transaction or management fees. The ratio ranges from no conversion rights at a 10% IRR to a 1:1 conversion ratio at a 45% or greater IRR. The Series B Contingent Preferred Stock is also entitled to receive dividends under limited circumstances and, upon certain trigger events, participates in the proceeds of a liquidation of the Company on the same terms at the common stock. The Series B Contingent Preferred Stock does not have any voting rights.

From time to time, the Company has issued Series B Contingent Preferred Stock to certain of its employees as compensation for services. In 2008 and 2007, 12,000 and 142,686 shares of Series B Preferred Stock were issued to employees of the Company pursuant to employment agreements and as compensation for services. There were no shares of Series B Preferred Stock issued in 2009 or in the six months ended June 30, 2010. In accordance with FASB ASC Topic 718, the Company records the intrinsic value of the nonvested stock as additional paid in capital. Stock-based compensation expense is recognized ratably over the applicable service period. As of December 31, 2009 and June 30, 2010, the future compensation expense related to Series B stock awards that will be recognized as they vest is approximately $967 and $374, respectively, and is expected to be recognized over a weighted average period of 1.6 and 1.1 years, respectively. The Company recognized approximately $306, $306, $611, $588, and $270 of stock-based compensation expense associated with Series B stock awards, for the six months ended June 30, 2010 and 2009, and for the years ended December 31, 2009, 2008 and 2007, respectively, and changes for the six months ended June 30, 2010, and for the years ended December 31, 2009, 2008 and 2007 are presented below:

	Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2006	98,537	$20.10
Granted	142,686	$16.03
Forfeited	—	$—

Outstanding at December 31, 2007	241,223	$17.69
Granted	12,000	$22.10
Forfeited	(4,901)	$20.10

Outstanding at December 31, 2008	248,322	$17.86
Granted	—	$—
Forfeited	(7,968)	$20.53

Outstanding at December 31, 2009	240,354	$17.77
Granted	—	$—
Forfeited	—	$—

Outstanding at June 30, 2010	240,354	$17.77

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

A summary of the nonvested Series B shares from December 31, 2006 through June 30, 2010 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2006	98,537	$20.10
Granted	142,686	$16.03
Vested	(31,642)	$18.73
Forfeited	—	$—

Nonvested at December 31, 2007	209,581	$17.54
Granted	12,000	$22.10
Vested	(51,646)	$19.08
Forfeited	(4,901)	$20.10

Nonvested at December 31, 2008	165,034	$17.31
Granted	—	$—
Vested	(49,667)	$19.38
Forfeited	(7,968)	$20.53

Nonvested at December 31, 2009	107,399	$16.11
Granted	—	$—
Vested	(22,443)	$19.17
Forfeited	—	$—

Nonvested at June 30, 2010	84,956	$15.31

(d)	Common Stock

As of June 30, 2010, December 31, 2009 and 2008, the Company had outstanding 706, 706 and 224 shares of common stock, par value $0.0001, respectively. Each share of common stock is entitled to one vote. Through June 30, 2010, no dividends have been declared or paid on the common stock.

(13)	Stock-Based Compensation

In 2007, the Company established the 2007 Employee Stock Plan (the Plan) and the board of directors authorized the reservation of up to 125,000 shares of the Company’s Common Stock to be issued pursuant to the Plan. The plan provides for the granting of Incentive Stock Options (ISOs), Non-qualified Options (NQOs), Stock Grants and Stock-Based Awards to employees and directors of, and certain consultants to, the Company and its affiliates. The 2007 Plan is administered by the board of directors, and the board of directors may terminate or amend the plan, with approval of the stockholders as may be required by applicable regulations, at any time. To date, the board of directors has only issued ISOs and NQOs under the plan. All options granted generally vest over 48 months with one fourth of the total number of shares subject to the option vesting on the first anniversary of the date of the employee’s hire date and thereafter, in 35 monthly installments of a defined amount in each employee option agreement commencing on the 13th month anniversary of the date of the employee option agreement, and a final installment of an amount defined in each employee agreement on the fourth anniversary of the employee’s hire date. The term of the options generally expire 10 years from the date of grant or 5 years from the date of the grant if the employee

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

owns more than 10% of the total combined voting power of all classes of capital stock of the Company. No employee owned such amount in 2008 or 2009.

Effective January 2006, the Company adopted the fair market value method of recording stock-based compensation in accordance with FASB ASC Topic 718, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors. Under the fair value recognition provisions of FASB ASC Topic 718, stock-based compensation cost is measured at the grant date based on the fair market value of the award using an option-pricing model and is recognized as an expense over the requisite service period, which is generally the vesting period.

Information regarding the Company’s stock option grants for 2007, 2008, 2009 and the three months ended March 31, 2010, is summarized as follows:

Grant Dates	Number of Options Granted	Exercise Price	Estimated Fair Market Value of Common Stock	Estimated Fair Value of Common Stock Options
May 1, 2007 – November 12, 2007	64,064	$20.00	$16.90 - $36.20	$11.68 - $25.60
June 2, 2008	41,121	$40.00	$39.70	$25.61
January 1, 2009	25,375	$40.00	$37.26	$23.32 - $24.21
July 1, 2009	11,400	$40.00	$39.65	$26.87 - $27.31
January 8, 2010	19,440	$45.00	$110.00	$89.49

All of the Company’s valuations were performed at or near the grant dates of the awards and there were no material changes to its business or value drivers between the valuation date and the grant dates.

Information regarding the valuations of the Company’s common stock during the period beginning December 31, 2006 and ending on September 30, 2009 is summarized as follows:

Date of Valuation Report	Effective Date of Valuation (as stated in the Valuation Report)	Value of Common Stock
March 27, 2007	December 31, 2006	$16.90
April 8, 2008(1)	September 30, 2007	$36.20
June 11, 2008(1)	May 1, 2008	$39.70
April 2, 2009	September 30, 2008	$37.26
July 14, 2009	May 1, 2009	$39.65
December 22, 2009(2)	September 30, 2009	$36.03

(1) Both of these valuation reports were reviewed in conjunction with determining the fair value of the Company’s common stock for the June 2, 2008 grants.

(2) This valuation was completed before the Company began the initial public offering planning process and reflects a probability-weighted valuation across six scenarios. The company adjusted this valuation to $110 to reflect a 100% probability scenario for an initial public offering within one year and also considered market value indicators and estimates of pricing provided by our underwriters to determine its grant date fair value for accounting purposes in the first quarter 2010.

In accordance with FASB ASC Topic 718, the Company uses the Black-Scholes option pricing model to determine the fair market value of the stock options on the grant dates for share awards made on or after

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

January 1, 2006. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions to determine the fair market value of stock-based awards, including the deemed fair market value of the underlying common stock on the date of grant and the expected volatility of the stock over the expected term of the related grants. The value of the award is recognized as expense over the requisite service periods on a straight-line basis in the Company’s consolidated statements of income, and reduced for estimated forfeitures. FASB ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Option Awards

A summary of the Company’s stock option activity as of December 31, 2009 and June 30, 2010, and changes during the year ended December 31, 2009 and the six months ended June 30, 2010 is as follows.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2007	—	$—	—	$—	$—
Granted	64,064	$20.00	—	$—	$12.70
Exercised	—	$—	—	$—	$—
Forfeited	(1,431)	$20.00	—	$—	$11.70

Outstanding at December 31, 2007	62,633	$20.00	9.4	$—	$—
Granted	41,121	$40.00	—	$—	$25.61
Exercised	(125)	$20.00	—	$—	$11.68
Forfeited	(21,831)	$23.70	—	$—	$16.67

Outstanding at December 31, 2008	81,798	$29.07	8.8	$—	$—
Granted	36,775	$40.00	—	$—	$24.74
Exercised	(482)	$20.00	—	$—	$11.68
Forfeited	(14,128)	$33.89	—	$—	$20.68

Outstanding at December 31, 2009	103,963	$32.32	8.2	$4,613	$—
Granted	19,440	$45.00	—	$—	$89.49
Exercised	—	$—	—	$—	$—
Forfeited	(6,994)	$—	—	$—	$45.24

Outstanding at June 30, 2010	116,409	$33.94	8.0	$1,287	$—

Exercisable at December 31, 2009	48,129	$28.95	7.9	$2,298	$—
Exercisable at June 30, 2010	61,462	$29.89	7.5	$929	$—

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

A summary of the nonvested common stock options from December 31, 2006 through June 30, 2010 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2007.	—	$—
Granted	64,064	$12.70
Vested	—	$—
Forfeited	(1,431)	$11.70

Nonvested at December 31, 2007.	62,633	$12.70
Granted	41,121	$25.61
Vested	(24,542)	$14.12
Forfeited	(20,221)	$16.94

Nonvested at December 31, 2008	58,991	$19.70
Granted	36,775	$24.74
Vested	(29,149)	$20.45
Forfeited	(10,783)	$20.00

Nonvested at December 31, 2009.	55,834	$22.18
Granted	19,440	$89.49
Vested	(13,901)	$20.69
Forfeited	(6,426)	$42.02

Nonvested at June 30, 2010	54,947	$42.85

As of June 30, 2010 and December 31, 2009, the future compensation expense related to unvested options that will be recognized is approximately $1,993 and $1,053, respectively. The cost is expected to be recognized over a weighted average period of 1.4 and 1.2 years at June 30, 2010 and December 31, 2009, respectively. The Company recognized approximately $517 and $264, $567, $331 and $109 of stock-based compensation expense, associated with options, for the six months ended June 30, 2010, 2009 and for the years ended December 31, 2009, 2008 and 2007, respectively. The total intrinsic value of stock options exercised for the years ended December 31, 2009, and 2008, was less than $8, and $2 respectively. There were no stock options exercised during the six months ended June 30, 2010. The intrinsic value is calculated as the amount by which the fair value of the underlying stock exceeds the exercise price. The following tables summarize information about stock options outstanding and exercisable in various price ranges as follows.

At December 31, 2009:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Remaining Contractual Life In Years	Number of Shares	Weighted Average Exercise Price
$20.00 to $40.00	103,963	$32.32	8.2	48,129	$28.95

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

At June 30, 2010:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Remaining Contractual Life In Years	Number of Shares	Weighted Average Exercise Price
$20.00 to $45.00	116,409	$33.94	8.0	61,462	$29.89

Fair Value Assumptions

The Company uses the Black-Sholes-Merton option pricing model to determine the fair value of stock options granted under the Company’s stock option plan. The determination of fair value of stock-based payment awards on the date of grant using an option pricing model is affected by the estimated fair market value of the Company’s underlying stock as well as assumptions regarding a number of complex and subjective variables. These variables include:

•	Actual and projected employee stock option exercise behaviors, which is referred to as expected term;

•	The expected price volatility of the Company’s common stock over the term of the awards;

•	Risk-free interest rate;

•	Expected dividends and

•	Forfeiture rate

The Company engaged a third party independent valuation specialist to estimate the fair value of the underlying stock for each grant during 2010, 2009, 2008 and 2007. The Company estimates the expected term of options granted by taking the average of the vesting term and the contractual term of the option. Expected volatility was estimated based on the actual changes in the historical market price for public companies and the Company’s own historical volatility over a given time period. In 2010, 2009, 2008 and 2007, the expected volatility ranged from 60% to 77%. The Company’s risk-free interest rate that it uses in its option-pricing models on the U.S. Treasury Zero Coupon rate based on the expected term on its equity awards. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in its option-pricing models. The estimated forfeiture rate used in 2010, 2009, 2008 and 2007 was 9% based on the Company’s historical forfeiture rate.

The assumptions used to value stock options were as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
Expected stock price volatility	74.94%	73.24%	73.24 -77.29%	66.69%	59.51 -61.10%
Expected dividend yield	0%	0%	0%	0%	0%
Expected life in years	6.25	5.77-6.31	5.98	6.25	5.54
Risk-free interest rate	3.06%	1.71-1.79%	1.71 -2.95%	4.13%	3.93 -4.97%
Expected forfeiture rate	9%	9%	9%	9%	9%

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

(14)	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common shareholders:

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Numerator (basic and diluted)
Net loss available to common stockholders	$(10,046)	$(20,282)	$(34,371)	$(53,123)	$(54,062)

Denominator (basic and diluted)
Weighted average common shares outstanding	706	384	545	183	100

Basic and diluted loss per share	$(14,229)	$(52,818)	$(63,066)	$(290,290)	$(540,620)

Dilutive net loss per share does not include the effect of the following antidilutive common equivalent shares:

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007
Stock options and awards outstanding	116,409	102,675	103,963	81,798	62,633
Common equivalent shares from Series A Preferred Stock	1,930,399	1,930,399	1,930,399	1,930,399	1,777,999
Common equivalent shares from dividends on Series A Preferred Stock	800,087	483,114	669,558	425,034	207,601
Common equivalent shares from Series B Preferred Stock	240,354	248,322	240,354	248,322	241,223
Stock Purchase Warrants Outstanding	1,618	1,618	1,618	1,618	618

	3,088,867	2,766,128	2,945,892	2,687,171	2,290,074

(15)	Digital Realty Trust Option

In connection with the Digital Realty Trust transaction (see Note 1), the Company and Digital Realty Trust entered into a stock option agreement, effective December 1, 2006, between the Company and a Digital Realty Trust affiliate, whereby the Digital Realty Trust affiliate was granted the option to purchase 163,399 shares of the Company’s Series A Preferred Stock at $100.00 per share (the Digital Realty Trust Option). The option had a two-year term and was fully vested. The Digital Realty Trust Option also contained preemptive rights that allowed Digital Realty Trust to maintain its percentage of the fully diluted equity of the Company at the level on the date of the original issuance. As a result of the NYCC Purchase Transaction and the further issuance of Series A Preferred Stock, Digital Realty Trust was entitled to an option to purchase an additional 55,593 shares of Series A Preferred Stock, pursuant to the Digital Realty Trust Option. The fair value of the original option was estimated by management to be $5,320 using the Black-Scholes option-pricing model. The following assumptions were used to determine the fair value: volatility of a 60%, risk-free interest rate of 4.52%, dividend yield of 0%, and an expected life of two years. The fair value of the additional option was estimated by management to be $1,835 using the Black-Scholes option-pricing model. The following assumptions were used to determine the fair value: volatility of 61.5%,

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

risk-free interest rate of 4.54%, dividend yield of 0%, and an expected life of 1.71 years. The Digital Realty Trust Option has been accounted for as a lease incentive reflected as prepaid rent in the accompanying consolidated balance sheets and is being recorded as rent expense over the 20-year term of the Digital Realty Trust leases. The Digital Realty Trust Option and preemptive rights expired unexercised on October 3, 2008.

(16)	Warrants

As of June 30, 2010, and December 31, 2009 and 2008, the Company had outstanding the following warrants:

Number of warrants at June 30, 2010, and December 31, 2009 and 2008	Exercise price per share	Expiring in
618	$182.00	2011
1,000	$40.00	2015

1,618

During the year ended December 31, 2008, the Company issued 1,000 warrants for the purchase of common stock with an exercise price of $40.00 per share, as partial consideration for the purchase of certain fixed assets. The fair value of approximately $22 was accounted for as additional paid in capital based upon the Black-Scholes-Merton option-pricing model using the following assumptions:

Expected volatility	64.37%
Dividend yield	0%
Expected term (years)	5.00
Risk-free interest rate (%)	3.41

In connection with the Company’s acquisition by the GI Partners Funds, all outstanding warrants to purchase stock for an exercise price at or in excess of $182 per share were assumed by the Company. If exercised, such warrants are, pursuant to their terms, only entitled to the merger consideration amount provided to the common and the various classes of preferred stock the Company had prior to the acquisition. This merger consideration equates to approximately $150 per share (such merger consideration is less than the exercise price).

During the six months ended June 30, 2010 and the years ended December 31, 2009 and 2008, no warrants were exercised.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

(17)	Related Party Transactions

(a)	Digital Realty Trust

In December 2006, various wholly-owned subsidiaries of the Company entered into ten leases with Digital Realty Trust pursuant to which the Company provides enhanced meet-me-room services to customers. During each of 2008 and 2009, various wholly-owned subsidiaries of the Company entered into three leases for additional space within certain Digital Realty Trust facilities.

The Company was acquired by the GI Partners Funds in October 2006. The Company’s consolidated statements of operations include rent expense of approximately $14,804, $11,995 and $9,652, which represented 58%, 61% and 69% of total rent expense for the years ended December 31, 2009, 2008 and 2007, respectively, and revenue sharing expense of $1,574, $777 and $120 to Digital Realty Trust for the years ended December 31, 2009, 2008 and 2007, respectively.

On March 31, 2008, the Company entered into a Third Amendment to Master Meet-Me-Room lease dated November 20, 2006 for a loan of $2,400 towards leasehold improvements at 2323 Bryan Street site and other operating expenses. The term of the loan is ten years and is effective April 1, 2008 and expires March 31, 2018.

(b)	The Planet

ThePlanet.com Internet Services, Inc., or The Planet, provides the Company with certain IT hosting services pursuant to a Service Agreement. GI Partners affiliated funds, directly or indirectly, own a majority of the outstanding Series A Preferred Stock of The Planet and the shares of Series A Preferred Stock and common stock owned by the GI Partners affiliated funds (directly or indirectly) constitute a majority of The Planet’s outstanding common stock on an as-converted to common stock basis.

The Company’s consolidated statements of operations include IT expense of approximately $72, $73, $125, $75 and $0 to The Planet for the six months ended June 30, 2010 and 2009, and for the years ended December 31, 2009, 2008 and 2007, respectively.

(c)	Officer Loans

The Company made loans to certain executives to pay tax liabilities associated with the issuance of Series B Contingent Preferred Stock in 2008 and 2007. These loans bore interest at a rate fixed when the loan was made, with 10% of the principal, and accrued interest, being payable in each of the ensuing five years, and with the remaining balance being due in the sixth year. As of December 31, 2009 and 2008, there was $930 and $990, respectively, of outstanding loans receivable. Pursuant to loan termination agreements signed in March 2010, 50% of these loans were repaid and the remaining 50% were cancelled in March 2010.

(d)	GI Partners

GI Partners affiliated funds, GI Partners Fund II, L.P. and GI Partners Side Fund II, L.P., which the Company refers to herein collectively as the GI Partners Funds, own a majority of its outstanding Series A Preferred Stock (see Note 12).

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

Howard Park of GI Partners currently serves as the chairman of the Company’s board of directors. In addition, Eric Harrison, a former managing director of GI Partners, also serves on our board of directors. Mr. Harrison also served in an uncompensated capacity as a Vice President of the Company from January 2007 until February 2007.

Pursuant to the Company’s acquisition by the GI Partners Funds on October 3, 2006, the Company entered into a Management Agreement with GI Manager L.P., or GI Manager, an affiliate of both GI Partners Funds, for certain financial and management consulting and transaction advisory services at the reasonable direction of the Company’s board of directors. Pursuant to the management agreement, GI Manager is entitled to a management base fee as compensation for certain non-transaction related services specifically requested by the board of directors, in an annual amount to be determined by the board of directors during the first calendar quarter of each year during the term of the agreement, but not to exceed $750 per year, plus reasonable expenses. For each of the years ended December 2009, 2008 and 2007, the board of directors did not request from GI Manager any non-transaction related services and therefore, a management base fee was never incurred. In addition to this management base fee, GI Manager is also entitled to (i) a 1.0% transaction closing fee (prior to March 2010) with respect to, in general, any refinancing involving an acquisition or distribution, restructuring, equity or debt offering, acquisition, merger, consolidation, business combination, sale or divestiture, and, (ii) an accelerated cash payment (prior to March 2010) in an amount equal to the annual management base fee (as then in effect) for a period of two years upon the effective filing date of a registration statement relating to an initial public offering of shares of the Company’s capital stock or upon the closing date of a sale of the Company. Under the management agreement, the Company must indemnify GI Manager and its agents, officers, members, employees, principals and directors for any judgments, fines or penalties incurred by such parties related to the performance of their obligations under the Management Agreement.

On March 3, 2010 and June 2, 2010, the Company amended its management agreement with GI Manager to, among other things, provide that GI Manager is entitled to a 1.5% transaction closing fee with respect to any refinancing (other than with respect to the New Credit Facility (as defined in Note 19) for which GI Manager was paid a 0.75%, or $1,313, transaction closing fee), restructuring equity or debt offering, acquisition, merger, consolidation, business combination, sale or divestiture. As amended, GI Manager is no longer entitled to the accelerated cash payment in an amount equal to the management base fee (as then in effect) for a period of two years that may have otherwise been due upon the effective filing date of a registration statement relating to an initial public offering of shares of the Company’s capital stock or upon the closing date of a sale of the Company.

(18)	Commitments and Contingencies

(a)	Operating Leases and Capital Leases

The Company leases its operating facilities and offices under various lease agreements expiring October 2013 through September 2029 with extension options on certain leases through March 2050.

During the six months ended June 30, 2010 and the years ended December 31, 2009 and 2008, the Company recorded capital leases in the amounts of $744, $994 and $1,111 respectively. Payments under the capital leases are made on either a monthly or quarterly basis depending on the lease and will be made through June 2013 at an effective interest rate of 8.25% per annum. Future payments under capital leases at June 30, 2010 and December 31, 2009 are listed below.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent. Future minimum lease payments under operating and capital leases that have remaining noncancelable lease terms in excess of one year at June 30, 2010 and December 31, 2009 are listed below.

	June 30, 2010
	Operating leases	Capital leases
Remainder of 2010	$14,456	$440
2011	32,726	839
2012	35,177	313
2013	35,077	150
2014	35,396	—
Thereafter	808,737	—

Total minimum payments required	$961,569	$1,742

	December 31, 2009
	Operating leases	Capital leases
2010	$27,132	$700
2011	28,732	650
2012	29,581	85
2013	29,342	—
2014	29,518	—
Thereafter	571,036	—

Total minimum payments required	$715,341	$1,435

The operating leases for the Company’s operations facilities at 60 Hudson Street in New York, New York are secured by a $1,450 letter of credit issued for the benefit of 60 Hudson Owner, LLC, the Company’s landlord at 60 Hudson Street. The letter of credit is secured by cash deposits of at least the amount of the letter of credit held in a restricted account and is reflected in the line ‘Cash – restricted’ on the consolidated balance sheet. The Company has also guaranteed the payment obligations of its subsidiaries for the individual leases at the Digital Realty Trust locations, the 111 8th Avenue and 60 Hudson Street, NYC locations, the Clifton location and the Dallas Stemmons Freeway location.

Consolidated rent expense for the years ended December 31, 2009, 2008 and 2007 was $33,276, $26,044 and $14,427 respectively. These amounts are net of sublease income for the years ended December 31, 2009, 2008 and 2007 of approximately $98, $96 and $48, respectively.

On December 28, 2009, Telx-Los Angeles, LLC, a subsidiary of the Company, entered into a Turn Key Datacenter Lease with GIP 7th Street, LLC, a subsidiary of Digital Realty Trust, at 600 W. 7th St. in Los Angeles, CA. The Lease commences on June 1, 2010 and the term is 198 months with two ten year extension options. The rest of the terms and conditions are consistent with those that are usual and customary for similar space in Los Angeles, CA and with the Company’s other Turn Key Datacenter leases with Digital Realty Trust.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

On March 1, 2010, Telx-New York 111 8th, LLC, a subsidiary of the Company, entered into the Third Amendment of Lease, adding 21,481 square feet to the square footage under lease at 111 8th Avenue in New York City. The Third Amendment of Lease expires February 28, 2022 and has two five-year extension options. The rest of the terms and conditions are consistent with the Company’s other leases at 111 8th Avenue. In connection with this lease, the Company was required to maintain a security deposit in the amount of $1,880 secured by a letter of credit and is shown as restricted cash in the consolidated balance sheet.

On March 19, 2010, the Company entered into a Power Base Building lease for approximately 3,840 rentable square feet of datacenter space at 600 South Federal Street, Chicago, Illinois. The lease expires on November 30, 2026 and has two ten-year extension options.

(b)	Legal Matters

The Company and its subsidiaries are parties in various lawsuits arising in the ordinary course of business. In the opinion of management, with the advice of its legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position and results of operations of the Company.

(c)	Agreement with Human Resources Management Firm

For 2008 and in prior years, the Company relied upon a professional employer organization for its human resources. Such organization provided services, administered payroll, and provided employee benefits. The relationship was terminated on January 1, 2009 and such services are now performed by the Company.

(19)	Subsequent Events

(a)	Atlanta Mortgage Extension

On January 15, 2010, Colo Properties Atlanta, LLC, CP Atlanta, LLC and CP Atlanta II, LLC gave notice of their intent to exercise their second extension right under the UBS Mortgage Loan and the UBS Mezzanine Loans. The extensions will be effective as of March 9, 2010. In connection with the extensions, Colo Properties Atlanta, LLC, CP Atlanta, LLC, and CP Atlanta II, LLC extended the existing Interest Rate Cap agreements as required under the loan documents.

(b)	Company Stock Options

Pursuant to the 2007 Plan, on January 8, 2010, the Company granted to employees an additional 19,440 options to purchase common stock at an exercise price of $45.00 per share.

(c)	Interest Rate Cap Agreement

On February 12, 2010, the Company amended its Interest Rate Cap Agreement (see Note 2(n)) to add an additional $2,650 to the terms and conditions as required under the Third Amended and Restated Loan and Security Agreement (see Note 10(ii)).

(d)	Management Agreement

On March 3, 2010, the Company amended its management agreement with GI Manager to, among other things, provide that GI Manager is entitled to a 1.5% transaction closing fee with respect to any refinancing,

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

restructuring, equity or debt offering, acquisition, merger, consolidation, business combination, sale or divestiture. Assuming that the gross proceeds to the Company from its initial public offering is $100,000, GI Manager will be entitled to $1,500 upon the consummation of the initial public offering. As amended, GI Manager is no longer entitled to the accelerated cash payment in an amount equal to the management base fee (as then in effect) for a period of two years that may have otherwise been due upon the effective filing date of a registration statement relating to an initial public offering of shares of the Company’s capital stock or upon the closing date of a sale of the Company.

(e)	Officer Loans

The Company made loans to certain executives to pay tax liabilities associated with the issuance of Series B Contingent Preferred Stock in 2008 and 2007. Pursuant to loan termination agreements signed in March 2010, 50% of these loans were repaid and the remaining 50% were cancelled in March 2010.

(f)	New Facility Lease

On March 1, 2010, Telx-New York 111 8th, LLC, a subsidiary of the Company, entered into the Third Amendment of Lease, adding 21,481 square feet to the square footage under lease at 111 8th Avenue in New York City. The Third Amendment of Lease expires February 28, 2022 and has two five year extension options. The rest of the terms and conditions are consistent with the Company’s other leases at 111 8th Avenue.

Events (Unaudited) Subsequent to the Date of the Report of the Independent Auditor.

Debt Refinancing

On June 17, 2010, the Company and certain of its subsidiaries entered into a senior secured credit facility, consisting of a $150,000 term loan and a $25,000 revolving facility (the “New Credit Facility”). The term loan matures on June 17, 2015 and the revolving loan matures on June 17, 2014. The credit facility is guaranteed by all of the Company’s current subsidiaries, and certain of its subsidiaries that it may acquire or create in the future, and is secured by substantially all of the Company and such subsidiary guarantors’ assets. The non-default interest rates for the loans under the credit facility are determined by reference to either LIBOR plus 6.00% or, at the Company’s election, a prime-based rate plus 5.00%. These margins are subject to increase if the Company is unable to obtain leasehold mortgages on all of its leases with Digital Realty Trust by November 14, 2010. As of August 10, 2010, we have granted leasehold mortgages on five of these leases. The margin increase will terminate, to the extent it occurs, if the Company’s senior secured leverage ratio drops below a threshold set forth in the credit agreement or once all of its leasehold mortgages with Digital Realty Trust have been obtained. The credit agreement provides for a floor of 2.00% for LIBOR and a floor of 3.00% for loans based on the prime rate.

The Company used approximately $138,100 of the proceeds of the term loan to repay indebtedness outstanding under the UBS Mortgage Debt and the CIT Loans, other minor indebtedness, and to pay the fees and expenses of the transaction, and we used an additional $1,100 of proceeds to pay accrued interest on repaid indebtedness. The Company intends to use the remaining proceeds from the borrowings to fulfill the Company’s and its subsidiaries’ working capital requirements and for general corporate purposes. The Company did not draw upon the revolving facility at closing, but when or if it does so, such proceeds will be used to fulfill the Company’s and its subsidiaries’ working capital requirements and for general corporate purposes.

THE TELX GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

(information as of June 30, 2010 and for the six months ended

June 30, 2009 and 2010 is unaudited)

In accordance with FASB ASC Topic 470-50, Modifications and Extinguishments, the unamortized portion of deferred financing costs related to the Company’s previously issued debt in the amount of $1,085 will be charged to expense in the consolidated statement of operations. The Company incurred closing fees to obtain the New Credit Facility of $10,685, including a transaction closing fee of 0.75%, or $1,313, paid to GI Manager.

Operating Leases

On May 25, 2010, the Company entered into a First Amendment to the Turn Key Datacenter lease for approximately 3,750 additional rentable square feet of datacenter space at 200 Paul Avenue, Suite F102, San Francisco, CA dated May 25, 2010. Also, on May 25, 2010, the Company entered into an Office Space Rider for approximately 1,827 additional rentable square feet at 200 Paul Avenue, Suite 140, San Francisco, CA dated May 25, 2010. The base lease term for both the Turn Key Datacenter lease and Office Space Rider lease expire on November 30, 2026, have two ten year extension provisions and have the usual and customary terms and conditions for similar space in San Francisco, CA.

On June 30, 2010, the Company entered into a Turn Key Datacenter lease for approximately 7,977 rentable square feet of datacenter space at 350 East Cermak Road, Suite 820, Chicago, IL dated June 30, 2010. Also, On June 30, 2010, the Company entered into a Power Base Building lease for approximately 5,532 rentable square feet of datacenter space at 350 East Cermak Road, Suite 160, Chicago, IL dated June 30, 2010. The Power Base Lease also includes additional ancillary space of 800 square feet in the basement of the building. The base lease term for both the Turn Key Datacenter lease and the Power Base Building lease expire on November 30, 2026, have two ten year extension provisions and have the usual and customary terms and conditions for similar space in Chicago, IL.

Management Agreement

On June 2, 2010, the Company amended its management agreement with GI Manager to provide for a 0.75% transaction closing fee with respect to the New Credit Facility (as defined in Note 19).

Interest Rate Cap and Swap Agreements

On August 2, 2010, the Company entered into an interest rate cap agreement with a notional amount of $87,500 with SunTrust Bank as required by the new credit agreement. The term of the agreement is eleven months, beginning on August 3, 2010 and ending on June 30, 2011. The agreement calls for a cap rate of 3% and a floating option of USD-LIBOR-BBA.

Also, on August 2, 2010, the Company entered into an interest rate swap agreement with a notional amount of $87,500 with SunTrust Bank. The term of the agreement is two years, beginning on June 30, 2011 and ending on June 30, 2013. The agreement calls for a cap rate of 1.44% and a floating option of USD-LIBOR-BBA.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

The table below presents valuation and qualifying accounts for the periods presented.

	Beginning Balance	Additions Charged to Cost and Expenses	Deductions(1)	Ending Balance
Allowance for doubtful accounts:
Year ended December 31, 2009	$349	$1,002	$773	$578
Year ended December 31, 2008	218	1,226	1,095	349
Year ended December 31, 2007	232	231	245	218

(1)	Uncollectible accounts written off, recoveries of billed accounts receivable and fee adjustments recorded against the allowance.

telx | THE INTERCONNECTION COMPANY

EXPERIENCE THE POWER OF CHOICE

Enabling Communities of Interest

Example of Financial Ecosystem

FINANCIAL EXCHANGES
NETWORK PROVIDERS
EXAMPLE OF FINANCIAL CLIENTS

Example of Media/Content Ecosystem

MEDIA/CONTENT PROVIDER
CONTENT DELIVERY
EXAMPLE OF MEDIA AGGREGATION/PORTAL
STORAGE

Example of Govt/Education Ecosystem

EXAMPLE OF EDUCATIONAL INSTITUTIONS
EXAMPLE OF CONTENT DELIVERY
EXAMPLE OF GOVERNMENT & RESEARCH NETWORKS
EXAMPLE OF PEERING EXCHANGES & NETWORKING ORGANIZATIONS

Example of Internet Peering Exchange Ecosystem

TELX INTERNET EXCHANGE (TIE)
OTHER INTERNET EXCHANGES (Accessible via telx facilities)
EXAMPLE OF VOICE PEERING EXCHANGES

* All logos are registered trademark

**Please note that these ecosystems consist of greater numbers of companies than implied by the shown trademarks; however we do not have permissions for public use in many cases. We believe the ecosystem dramatizations above reflect a representative sample of our nationwide customer base of over 760 customers with over 28,200 physical interconnections.

We define ecosystems as mutually beneficial connections between various kinds of customers within a larger industry grouping. In the above graphics, not every customer in a given ecosystem connects to every other customer in that ecosystem; rather, each customer in a given ecosystem connects to at least one other customer in each subdivision of that ecosystem.

telx | THE INTERCONNECTION COMPANY

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

             Shares

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

Deutsche Bank Securities

RBC Capital Markets

Oppenheimer & Co.

Piper Jaffray

SunTrust Robinson Humphrey

Through and including                      , 2010 ( the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

The following table sets forth the various fees and expenses, other than the underwriting discounts and commissions, to be paid by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and The NASDAQ Global Market listing fee.

SEC registration fee		$7,130
FINRA filing fee		$10,500
The Nasdaq Global Market listing fee		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be completed by amendment.

Approximately $             of the legal fees and expenses set forth above will be borne by the selling stockholders in connection with the sale of the common stock being registered.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by the DGCL, our amended and restated certificate of incorporation which will be in effect upon the completion of this offering contains provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duty as directors, except liability for (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) any transaction for which the director derived an improper personal benefit.

To the extent the DGCL is interpreted, or amended, to allow similar protections for officers of a corporation, such provisions of our amended and restated certificate of incorporation shall also extend to those persons. In addition, as permitted by the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon completion of this offering provide, among other things, that:

•	we shall indemnify our directors and officers to the fullest extend permitted by the DGCL, subject to very limited exceptions;

•	we may, in our discretion, indemnify our other employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	we may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding;

•	the rights conferred in the certificate of incorporation and bylaws are not exclusive; and

•	we may not retroactively amend the certificate of incorporation and bylaws provisions to reduce our indemnification obligations to directors, officers, employees and agents.

We expect to enter into indemnification agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and our amended and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving our directors, officers, or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

The indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws and the indemnification agreements we intend to enter into with each of our directors and officers may be sufficiently broad to permit indemnification of our directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement to be filed as an exhibit to this registration statement will provide for indemnification of us and our officers and directors by the underwriters for certain liabilities arising under the Securities Act and otherwise to the extent, but only to the extent, that such liability arose from an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to us by such underwriter specifically for use in the prospectus.

We currently maintain liability insurance for our officers and directors. We are seeking to obtain a new directors’ and officers’ liability insurance policy and expect the insurance to include coverage for securities laws matters.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2007, we have sold and issued unregistered securities to a limited number of persons, as described below.

1. Sales of Preferred Stock

•

In March 2007, we issued and sold an aggregate of 5,000,000 shares (not adjusted for our July 2008 1-for-10 reverse stock split) of Series A Preferred Stock to a total of three investors, GI Partners Fund II, L.P., GI Partners Side Fund II, L.P. and Telxinvest, LLC at $10 per share, for aggregate proceeds of $50,000,000.

•

In April 2008, we issued and sold an aggregate of 1,524,000 shares (not adjusted for our July 2008 1-for-10 reverse stock split) of Series A Preferred Stock to a total of three investors, GI Partners Fund II, L.P., GI Partners Side Fund II, L.P. and Telxinvest, LLC at $10 per share, for aggregate proceeds of $15,240,000.

•

Since January 1, 2007, we have issued an aggregate of 1,546,859 shares (not adjusted for our July 2008 1-for-10 reverse stock split) of Series B Contingent Preferred Stock pursuant to employment agreements we entered into with certain of our current and former officers and otherwise in accordance with grants made by our board of directors to certain of these officers. We have issued shares of Series B Contingent Preferred Stock to Eric Shepcaro, Christopher W. Downie, J. Todd Raymond, Michael Terlizzi, William Kolman and two former officers.

2. Warrants

•

In May 2008, we issued a warrant to purchase an aggregate of 10,000 shares of our common stock at an exercise price of $4.00 per share (not adjusted for our July 2008 1-for-10 reverse stock split) of our common stock to GreatAccess.com, Inc.

3. Options and Common Stock Issuances

•

From January 1, 2007 through June 30, 2010, we granted to our employees options to purchase an aggregate of 161,400 shares of our common stock at prices ranging from $20.00 to $45.00 per share for an aggregate purchase price of $5,271,920.

•

From January 1, 2007 through December 31, 2009, we issued and sold an aggregate of 607 shares of our common stock upon the exercise of options issued to certain employees at an exercise price of $20 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder, or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the stock certificates and instruments or agreements issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Title
1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation (to be in effect upon the closing of this offering)

3.2*	Form of Amended and Restated Bylaws (to be in effect upon the closing of this offering)

4.1*	Form of Common Stock Certificate of the Registrant

5.1*	Opinion of Paul, Hastings, Janofsky & Walker LLP

10.1**+	Standard Form of Office Lease between Connectech, LLC and Hudson Telegraph Associates, dated June 11, 1997

10.2**+	Amendment of Lease between Colo Properties, Inc. and Hudson Telegraph Associates, L.P., dated July 8, 2002

10.3**	Amendment of Lease between Colo Properties, Inc. and Hudson Telegraph Associates, L.P., dated November 1, 2002
10.4**+	Agreement of Sublease between Colo Properties, Inc. and XO Communications Services, Inc., dated July 14, 2006

10.5**+	Consent to Sublease by 60 Hudson Owner LLC dated July 21, 2006

10.6**+	First Amendment of Sublease between telx – New York, LLC and XO Communications Services, Inc., dated January 17, 2008

10.7**+	Amended and Restated Subordination, Attornment and Lease Agreement between telx – New York LLC and 60 Hudson Owner LLC, dated April 16, 2008

10.8**+	Standard Form of Office Lease between Telx Communications Corporation and Hudson Telegraph Associates, L.P., dated July 6, 1999

10.9**	Amendment of Lease between Colo Properties, Inc. and Hudson Telegraph Associates, L.P., dated August 1, 2003

Exhibit Number	Title
10.10**	Amendment of Lease between Colo Properties, Inc. and 60 Hudson Owner LLC, dated November 1, 2005

10.11**+	Amendment of Lease between Colo Properties, Inc. and 60 Hudson Owner LLC, dated May 15, 2006

10.12**	Amendment of Lease between Colo Properties, Inc. and 60 Hudson Owner LLC, dated July 1, 2006

10.13**	Amendment of Lease between Colo Properties, Inc. and 60 Hudson Owner LLC, dated July 1, 2007

10.14**+	Agreement of Lease between Telx – New York 111 8th, LLC and 111 Chelsea Commerce LP, dated March 15, 2007

10.15**+	First Amendment of Lease between Telx – New York, 111 8th, LLC and 111 Chelsea Commerce LP, dated July 3, 2008

10.16**+	Second Amendment of Lease between Telx – New York, 111 8th, LLC and 111 Chelsea Commerce LP, dated December 9, 2008

10.17**	Meet-Me-Room Management Agreement among The Telx Group, Inc., Affiliates of The Telx Group, Inc., Digital Realty Trust, L.P. and Affiliates of Digital Realty Trust, L.P., dated December 1, 2007

10.18**+	Operating Agreement between The Telx Group, Inc. and Digital Realty Trust, L.P., dated December 1, 2006

10.19**+	Master Meet-Me-Room Lease between telx – Dallas, LLC and Digital – Bryan Street Partnership, L.P., dated December 1, 2006

10.20**+	First Amendment to Master Meet-Me-Room Lease between telx – Dallas, LLC and Digital – Bryan Street Partnership, L.P., dated June 29, 2007

10.21**+	Second Amendment to Master Meet-Me-Room Lease between telx – Dallas, LLC and Digital – Bryan Street Partnership, L.P., dated August 3, 2007

10.22**+	Third Amendment to Master Meet-Me-Room Lease between telx – Dallas, LLC and Digital – Bryan Street Partnership, L.P. dated March 31, 2008

10.23**	Amended and Restated Loan Agreement, dated August 10, 2007, between Colo Properties Atlanta, LLC and UBS Real Estate Securities Inc.

10.24**	First Amendment to Amended and Restated Loan Agreement, dated December 19, 2007, between Colo Properties Atlanta, LLC and UBS Real Estate Securities Inc.

10.25**	Amended and Restated Mezzanine A Loan Agreement, dated August 10, 2007, between CP Atlanta, LLC and UBS Real Estate Securities Inc.

10.26**	First Amendment to Amended and Restated Mezzanine A Loan Agreement, dated December 19, 2007, between CP Atlanta, LLC and UBS Real Estate Securities Inc.

10.27**	Mezzanine B Loan Agreement, dated August 10, 2007, between CP Atlanta II, LLC and UBS Real Estate Securities Inc.

10.28**	Loan Extension Agreement, dated March 9, 2009, between Colo Properties Atlanta, LLC and Wells Fargo Bank, N.A., as Trustee

10.29**	Amended and Restated Loan and Security Agreement, dated March 31, 2009, among Telx – New York 111 8th, telx – New York, LLC, telx – New York Management, LLC and telx – New York Holdings, LLC, as the Borrowers, the institutions party thereto from time to time as Lenders, Royal Bank of Canada, as the Syndicating Agent and CIT Lending Services Corporation, as the Agent

10.30**	First Amendment to Amended and Restated Loan and Security Agreement, dated June 11, 2009, among Telx – New York 111 8th, telx – New York, LLC, telx – New York Management, LLC and telx – New York Holdings, LLC, as the Borrowers, the institutions party thereto from time to time as Lenders, Royal Bank of Canada, as the Syndicating Agent and CIT Lending Services Corporation, as the Agent

Exhibit Number	Title
10.31**	Second Amendment to Amended and Restated Loan and Security Agreement, dated September 1, 2009, among Telx – New York 111 8th, telx – New York, LLC, telx – New York Management, LLC and telx – New York Holdings, LLC, as the Borrowers, the institutions party thereto from time to time as Lenders, Royal Bank of Canada, as the Syndicating Agent and CIT Lending Services Corporation, as the Agent

10.32**	Third Amendment to Amended and Restated Loan and Security Agreement, dated October 9, 2009, among Telx – New York 111 8th, telx – New York, LLC, telx – New York Management, LLC and telx – New York Holdings, LLC, as the Borrowers, the institutions party thereto from time to time as Lenders, Royal Bank of Canada, as the Syndicating Agent and CIT Lending Services Corporation, as the Agent

10.33**	Employment Agreement, dated January 8, 2007, between The Telx Group, Inc. and Eric Shepcaro

10.34**	Employment Agreement, dated May 25, 2007, between The Telx Group, Inc. and Christopher W. Downie

10.35**	Employment Agreement, dated September 20, 2006, between The Telx Group, Inc. and J. Todd Raymond

10.36**	Employment Agreement, dated May 7, 2007, between The Telx Group, Inc. and William Kolman

10.37**	Employment Agreement, dated September 20, 2006, between The Telx Group, Inc. and Michael Terlizzi

10.38**	The Telx Group, Inc. 2007 Employee Stock Plan

10.39**	Form of Incentive Stock Option Agreement under the 2007 Employee Stock Plan

10.40**	Form of Non-Qualified Stock Option Agreement under the 2007 Employee Stock Plan

10.41*	The Telx Group, Inc. 2010 Stock Incentive Plan

10.42*	Form of Stock Option Award Agreement under the 2010 Stock Incentive Plan

10.43*	Form of Restricted Stock Unit Award Agreement under the 2010 Stock Incentive Plan

10.44	Non-Employee Director Compensation Policy (as amended)

10.45**	Loan Cancellation and Release Agreement, dated as of March 2, 2010, by and between The Telx Group, Inc. and J. Todd Raymond

10.46**	Loan Cancellation and Release Agreement, dated as of March 2, 2010, by and between The Telx Group, Inc. and Michael Terlizzi

10.47**	Loan Cancellation and Release Agreement, dated as of March 2, 2010, by and between The Telx Group, Inc. and Christopher Downie

10.48**	Loan Cancellation and Release Agreement, dated as of March 2, 2010, by and between The Telx Group, Inc. and William Kolman

10.49**	Loan Cancellation and Release Agreement, dated as of March 2, 2010, by and between The Telx Group, Inc. and Eric Shepcaro

10.50**+	Third Amendment of Lease between Telx – New York 111 8th, LLC and 111 Chelsea Commerce LP, dated March 1, 2010

10.51**	Fourth Amendment of Lease between Telx – New York 111 8th, LLC and 111 Chelsea Commerce LP, dated March 1, 2010

10.52	Credit and Guarantee Agreement, dated as of June 17, 2010, by and among The Telx Group, Inc., as Borrower, certain of its subsidiaries, as Subsidiary Guarantors, Goldman Sachs Lending Partners LLC, as Administrative Agent and Collateral Agent, Goldman Sachs Lending Partners LLC and Deutsche Bank Securities Inc., as Arrangers, Goldman Sachs Lending Partners LLC, Deutsche Bank Securities Inc., RBC Capital Markets Corporation and Suntrust Robinson Humphrey, Inc., as Joint Bookrunners and Syndication Agents, and ING Capital, LLC as Documentation Agent

Exhibit Number	Title
10.53	Pledge and Security Agreement, dated as of June 17, 2010, by and among the grantors party thereto and Goldman Sachs Lending Partners LLC, as Collateral Agent

21.1**	List of subsidiaries of the Registrant

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 5.1)

24.1**	Powers of Attorney

*	To be filed by amendment.
**	Previously filed.
+	Confidential treatment has been requested for certain portions which are omitted in the copy of the exhibit electronically filed with the SEC. The omitted information has been filed separately with the SEC pursuant to our application for confidential treatment.

(b) Financial Statement Schedules.

See Schedule II—“Valuation and Qualifying Accounts” contained on page F-42. All other schedules are omitted as the information is not required or is included in the Registrant’s financial statements and related notes.

ITEM 17.	UNDERTAKINGS.

The registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on this 18th day of August, 2010.

The Telx Group, Inc.

By:	/S/ ERIC SHEPCARO
Name:	Eric Shepcaro
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Howard Park	Chairman of the Board	August 18, 2010

/s/ ERIC SHEPCARO Eric Shepcaro	Chief Executive Officer and Director (principal executive officer)	August 18, 2010

/s/ CHRISTOPHER W. DOWNIE Christopher W. Downie	President, Chief Financial Officer, and Treasurer (principal financial and accounting officer)	August 18, 2010

* Eric Harrison	Director	August 18, 2010

* Daniel H. Schulman	Director	August 18, 2010

/s/ ROLLA P. HUFF Rolla P. Huff	Director	August 18, 2010

*	By:	/S/ ERIC SHEPCARO
Eric Shepcaro Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Title
1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Certificate of Incorporation (to be in effect upon the closing of this offering)

3.2	*	Form of Amended and Restated Bylaws (to be in effect upon the closing of this offering)

4.1	*	Form of Common Stock Certificate of the Registrant

5.1	*	Opinion of Paul, Hastings, Janofsky & Walker LLP

10.1	**+	Standard Form of Office Lease between Connectech, LLC and Hudson Telegraph Associates, dated June 11, 1997

10.2	**+	Amendment of Lease between Colo Properties, Inc. and Hudson Telegraph Associates, L.P., dated July 8, 2002

10.3	**	Amendment of Lease between Colo Properties, Inc. and Hudson Telegraph Associates, L.P., dated November 1, 2002

10.4	**+	Agreement of Sublease between Colo Properties, Inc. and XO Communications Services, Inc., dated July 14, 2006

10.5	**+	Consent to Sublease by 60 Hudson Owner LLC dated July 21, 2006

10.6	**+	First Amendment of Sublease between telx – New York, LLC and XO Communications Services, Inc., dated January 17, 2008

10.7	**+	Amended and Restated Subordination, Attornment and Lease Agreement between telx – New York LLC and 60 Hudson Owner LLC, dated April 16, 2008

10.8	**+	Standard Form of Office Lease between Telx Communications Corporation and Hudson Telegraph Associates, L.P., dated July 6, 1999

10.9	**	Amendment of Lease between Colo Properties, Inc. and Hudson Telegraph Associates, L.P., dated August 1, 2003

10.10	**	Amendment of Lease between Colo Properties, Inc. and 60 Hudson Owner LLC, dated November 1, 2005

10.11	**+	Amendment of Lease between Colo Properties, Inc. and 60 Hudson Owner LLC, dated May 15, 2006

10.12	**	Amendment of Lease between Colo Properties, Inc. and 60 Hudson Owner LLC, dated July 1, 2006

10.13	**	Amendment of Lease between Colo Properties, Inc. and 60 Hudson Owner LLC, dated July 1, 2007

10.14	**+	Agreement of Lease between Telx – New York 111 8th, LLC and 111 Chelsea Commerce LP, dated March 15, 2007

10.15	**+	First Amendment of Lease between Telx – New York, 111 8th, LLC and 111 Chelsea Commerce LP, dated July 3, 2008

10.16	**+	Second Amendment of Lease between Telx – New York, 111 8th, LLC and 111 Chelsea Commerce LP, dated December 9, 2008

10.17	**	Meet-Me-Room Management Agreement among The Telx Group, Inc., Affiliates of The Telx Group, Inc., Digital Realty Trust, L.P. and Affiliates of Digital Realty Trust, L.P., dated December 1, 2007

10.18	**+	Operating Agreement between The Telx Group, Inc. and Digital Realty Trust, L.P., dated December 1, 2006

10.19	**+	Master Meet-Me-Room Lease between telx – Dallas, LLC and Digital – Bryan Street Partnership, L.P., dated December 1, 2006

Exhibit Number		Title
10.20	**+	First Amendment to Master Meet-Me-Room Lease between telx – Dallas, LLC and Digital – Bryan Street Partnership, L.P., dated June 29, 2007

10.21	**+	Second Amendment to Master Meet-Me-Room Lease between telx – Dallas, LLC and Digital – Bryan Street Partnership, L.P., dated August 3, 2007

10.22	**+	Third Amendment to Master Meet-Me-Room Lease between telx – Dallas, LLC and Digital – Bryan Street Partnership, L.P. dated March 31, 2008

10.23	**	Amended and Restated Loan Agreement, dated August 10, 2007, between Colo Properties Atlanta, LLC and UBS Real Estate Securities Inc.

10.24	**	First Amendment to Amended and Restated Loan Agreement, dated December 19, 2007, between Colo Properties Atlanta, LLC and UBS Real Estate Securities Inc.

10.25	**	Amended and Restated Mezzanine A Loan Agreement, dated August 10, 2007, between CP Atlanta, LLC and UBS Real Estate Securities Inc.

10.26	**	First Amendment to Amended and Restated Mezzanine A Loan Agreement, dated December 19, 2007, between CP Atlanta, LLC and UBS Real Estate Securities Inc.

10.27	**	Mezzanine B Loan Agreement, dated August 10, 2007, between CP Atlanta II, LLC and UBS Real Estate Securities Inc.

10.28	**	Loan Extension Agreement, dated March 9, 2009, between Colo Properties Atlanta, LLC and Wells Fargo Bank, N.A., as Trustee

10.29	**

Amended and Restated Loan and Security Agreement, dated March 31, 2009, among Telx – New York 111 8th, telx – New York, LLC, telx – New York Management, LLC and telx – New York Holdings, LLC, as the Borrowers, the institutions party thereto from time to time as Lenders, Royal Bank of Canada, as the Syndicating Agent and CIT Lending Services Corporation, as the Agent

10.30	**

First Amendment to Amended and Restated Loan and Security Agreement, dated June 11, 2009, among Telx – New York 111 8th, telx – New York, LLC, telx – New York Management, LLC and telx – New York Holdings, LLC, as the Borrowers, the institutions party thereto from time to time as Lenders, Royal Bank of Canada, as the Syndicating Agent and CIT Lending Services Corporation, as the Agent

10.31	**

Second Amendment to Amended and Restated Loan and Security Agreement, dated September 1, 2009, among Telx – New York 111 8th, telx – New York, LLC, telx – New York Management, LLC and telx – New York Holdings, LLC, as the Borrowers, the institutions party thereto from time to time as Lenders, Royal Bank of Canada, as the Syndicating Agent and CIT Lending Services Corporation, as the Agent

10.32	**

Third Amendment to Amended and Restated Loan and Security Agreement, dated October 9, 2009, among Telx – New York 111 8th, telx – New York, LLC, telx – New York Management, LLC and telx – New York Holdings, LLC, as the Borrowers, the institutions party thereto from time to time as Lenders, Royal Bank of Canada, as the Syndicating Agent and CIT Lending Services Corporation, as the Agent

10.33	**	Employment Agreement, dated January 8, 2007, between The Telx Group, Inc. and Eric Shepcaro

10.34	**	Employment Agreement, dated May 25, 2007, between The Telx Group, Inc. and Christopher W. Downie

10.35	**	Employment Agreement, dated September 20, 2006, between The Telx Group, Inc. and J. Todd Raymond

10.36	**	Employment Agreement, dated May 7, 2007, between The Telx Group, Inc. and William Kolman

10.37	**	Employment Agreement, dated September 20, 2006, between The Telx Group, Inc. and Michael Terlizzi

2

Exhibit Number		Title
10.38	**	The Telx Group, Inc. 2007 Employee Stock Plan

10.39	**	Form of Incentive Stock Option Agreement under the 2007 Employee Stock Plan

10.40	**	Form of Non-Qualified Stock Option Agreement under the 2007 Employee Stock Plan

10.41	*	The Telx Group, Inc. 2010 Stock Incentive Plan

10.42	*	Form of Stock Option Award Agreement under the 2010 Stock Incentive Plan

10.43	*	Form of Restricted Stock Unit Award Agreement under the 2010 Stock Incentive Plan

10.44		Non-Employee Director Compensation Policy (as amended)

10.45	**	Loan Cancellation and Release Agreement, dated as of March 2, 2010, by and between The Telx Group, Inc. and J. Todd Raymond

10.46	**	Loan Cancellation and Release Agreement, dated as of March 2, 2010, by and between The Telx Group, Inc. and Michael Terlizzi

10.47	**	Loan Cancellation and Release Agreement, dated as of March 2, 2010, by and between The Telx Group, Inc. and Christopher Downie

10.48	**	Loan Cancellation and Release Agreement, dated as of March 2, 2010, by and between The Telx Group, Inc. and William Kolman

10.49	**	Loan Cancellation and Release Agreement, dated as of March 2, 2010, by and between The Telx Group, Inc. and Eric Shepcaro

10.50	**+	Third Amendment of Lease between Telx – New York 111 8th, LLC and 111 Chelsea Commerce LP, dated March 1, 2010

10.51	**	Fourth Amendment of Lease between Telx – New York 111 8th, LLC and 111 Chelsea Commerce LP, dated March 1, 2010

10.52

Credit and Guarantee Agreement, dated as of June 17, 2010, by and among The Telx Group, Inc., as Borrower, certain of its subsidiaries, as Subsidiary Guarantors, Goldman Sachs Lending Partners LLC, as Administrative Agent and Collateral Agent, Goldman Sachs Lending Partners LLC and Deutsche Bank Securities Inc., as Arrangers, Goldman Sachs Lending Partners LLC, Deutsche Bank Securities Inc., RBC Capital Markets Corporation and Suntrust Robinson Humphrey, Inc., as Joint Bookrunners and Syndication Agents, and ING Capital, LLC as Documentation Agent

10.53		Pledge and Security Agreement, dated as of June 17, 2010, by and among the grantors party thereto and Goldman Sachs Lending Partners LLC, as Collateral Agent

21.1	**	List of subsidiaries of the Registrant

23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	*	Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 5.1)

24.1	**	Powers of Attorney

*	To be filed by amendment.
**	Previously filed.
+	Confidential treatment has been requested for certain portions which are omitted in the copy of the exhibit electronically filed with the SEC. The omitted information has been filed separately with the SEC pursuant to our application for confidential treatment.

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